Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 6, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir/ Madam,

Sub: Notice of 38th Annual General Meeting (AGM) and Annual Report 2021-22

This is in continuation to our earlier letter dated May 20, 2022, and pursuant to Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, please find enclosed the Notice convening the 38th AGM of the members of the Company and Annual Report for the financial year 2021-22.

The following documents are available on the Company’s website:

1)	Notice of 38th Annual General Meeting at https://bit.ly/3bUg59a
2)	Annual Report 2021-2022 at https://bit.ly/3P68sut

The 38th AGM of members of the Company is scheduled to be held on Friday, July 29, 2022, through Video conference/ Other Audio-Visual Means (OAVM).

AGM information at a glance for ready reference:

Time and date of AGM	9:00 a.m. IST, Friday, July 29, 2022
Cut-off date for e-voting	Friday, July 22, 2022
E-voting start time and date	9:00 a.m. IST; Monday, July 25, 2022
E-voting end time and date	5:00 p.m. IST; Thursday, July 28, 2022
E-voting website of NSDL	https://www.evoting.nsdl.com/

This is for your information and records.

Thanking you.

Yours sincerely,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:	New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Annual Report 2021-22

Dr.Reddy's


08X

The Next and the New

Purpose-driven | Future-ready | Sustainable

Good Health
Can't Wait.

Contents



The Next and the New

Purpose-driven | Future-ready | Sustainable

For nearly four decades, we have stood for access, affordability and innovation based on the bedrock of deep science, progressive people practices and robust corporate governance. As the pharmaceutical industry evolves and undergoes disruption, we see an opportunity – to strengthen our core further (the next steps) and to build the future (the new bets).

'The Next and the New' is how we aim to continue to be the partner of choice – purpose-driven, future-ready and sustainable.

Who we are

Our credo



OUR PURPOSE

We accelerate access to affordable and innovative medicines because **Good Health Can't Wait.**

OUR PROMISES

- Bringing expensive medicines within reach
- Addressing unmet patient needs
- Helping patients manage disease better
- Working with partners to help them succeed
- Enabling and helping our partners ensure that our medicines are available where needed

OUR PRINCIPLES



Empathy

We understand the needs of our patients and partners better than others

Dynamism

We solve challenges that only a few can, and do this with agility

OUR VALUES

Integrity and transparency

Uphold the highest standards of integrity and transparency in all our conversations

Safety

Remain committed to providing safe working environments through continuous improvements in our infrastructure, work practices and behaviours

Quality

Be dedicated to designing quality into our products and processes to meet the highest standards of safety and efficacy

Productivity

Strive to achieve more with less through a culture of innovation, continuous improvements and sustained focus on elimination of waste

Respect for the individual

Stay committed to creating a work environment that encourages diverse perspectives and upholds the dignity of work and individuals

Collaboration and teamwork

Leverage expertise and resources from across our global network to create greater value for our stakeholders

Sustainability

Create value for our stakeholders in a way that respects our natural environment and best serves the interests of the communities where we live and work

OUR LEADERSHIP BEHAVIOURS

Aspirational growth mindset

We target industry-leading growth through innovation, cost leadership and taking risks

Speed and rigour in execution

We act with agility; We are disciplined and rigorous in execution

People leadership

We inspire people to reach their full potential through work and continuous learning

Innovation

We drive patient and customer-focused innovation in all areas using cutting-edge science, technology and tools

Result-driven

We take responsibility for outcomes and own end results for our patients

Excellence focus

We excel by combining deep professional expertise and disciplined execution

At a glance

Our global operations



66

COUNTRIES

48

NATIONALITIES

- Sales and Marketing Offices
- Research and Development Centres
- Manufacturing Facilities
- Headquarters

Note: The map is not to scale and is an artistic representation.

USD 2.83 bn
Revenue

24%
EBITDA

24,795
Employees globally

Filings – FY22

GENERIC FILINGS

7 ANDA filings

As on March 31, 2022, 90 generic filings are pending for approval (87 ANDAs and three NDAs). Of these, 44 are Para IV filings and we believe 24 of these have 'First-to-File' status.

DMF FILINGS

10 DMFs filed in the US

LAUNCHES

157 New products

17 NAG

34 Europe

86 Emerging markets

20 India

Letter from Chairman and Co-Chairman

The year in context





Dear Shareholder,

FY'22 proved to be yet another eventful year. Having started with the second wave of COVID-19 in India, it ended on a note of high geopolitical tension.

On the pandemic front, the vaccination programmes undertaken in India and around the world have truly played a stellar role in containing its impact. Given its size, numbers and demographic spread, India's vaccination programme was nothing short of remarkable. Subsequent waves have so far exhibited lower severity in India. Our company continued to play its part along with the rest of the pharma industry in the fight against COVID-19. We combined our in-house efforts with an open-innovation model of partnerships to make available a portfolio that included a vaccine, and therapeutics for mild, moderate and severe COVID-19. Our focus on agility, access and affordability helped us reach over 5 million patients during the pandemic, and we remain ready and vigilant to serve any present or future needs.

We join the world in hoping for a resolution to the prolonged geopolitical hostilities between Russia and Ukraine. We have had a three-decade long presence in the region. Ensuring the well-being of our staff in Ukraine and Russia was our first and foremost priority, along with measures to meet patient needs and business continuity. We acted early to secure our resilience, be it employee safety, currency hedging or cash flow.

Performance and business highlights

FY'22 was a year of good financial performance with growth in sales and EBITDA, and strong cash flow generation from operations. Revenue stood at ₹ 21,439 cr or $2.83 billion, a year-on-year growth of 13%, based on improvement in our base business volumes and new product launches. The full-year EBITDA of 24% is close to our aspirational target of 25%. Our North America Generics business recorded a revenue of one billion dollars driven by high-value launches such as Icosapent Ethyl softgel and Vasopressin injection. We were also able to ramp up the market share of many of our existing products, helping us partially mitigate the impact of price erosion. Our Branded Markets (India and Emerging Markets) business registered a strong show and a combined revenue of over a billion dollars. Our Europe generics unit performed well bolstered by new launches, and we expect the growth momentum to continue. Overall, we saw improved market share in most of our major markets. On the API and services front, the year witnessed normalisation in channel customer stocking and we expect return to growth in the business in the coming fiscal. In FY'22, we filed 10 Drug Master Files and seven ANDAs in the U.S., and launched 157 products across markets. The number of product filings in the year was slightly lower than previous years but we remain on track to accelerate this in FY'23.

Additionally, our strong balance sheet allows us to remain open to value-accretive inorganic opportunities. We recently acquired the cardiovascular brand Cidmus®, and in FY'22 also licensed the Voveran® range for pain management, the Calcium range and Methergine® in India. We entered the highly-regulated pharmaceutical cannabis market in Germany through the acquisition of Nimbus Health GmbH to target the CNS segment. We have taken very early steps in the digital healthcare space through our wholly-owned subsidiary SVAAS – an integrated outpatient platform offering, our first foray into digital services.

Gearing up to meet the next and the new patient needs

All of the above are an illustration of our strategy in action. Over the years, we have reiterated our three strategy pillars – leadership in chosen spaces (leading to market leadership), continuous improvement and operational excellence (leading to productivity), and patient-centric product innovation (to meet unmet needs). Our three-year compounded annual revenue growth at 12 percent, and EBITDA and ROCE close to our target at 25%, are evidence of effective implementation and the soundness of our strategy.

Our core businesses of API, generics, branded generics, biosimilars, and OTC constitute our near-term growth drivers or what we call our horizon 1 of growth ('The Next'). We aim to continue to deliver growth and profitability of these businesses through improved execution on product development and launch, improved productivity driven by continuous improvement as well as digitalization.

As the pharmaceutical landscape evolves, we see intense competition in traditional generics, disruption brought on by new players and new business models, and demand for holistic healthcare solutions. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. These include deepening our presence in nutraceuticals, the discovery and development of immuno-oncology NCEs at our subsidiary Aurigene Discovery Technologies Limited and strengthening our CDMO services. We are also exploring new spaces such as digital healthcare services, clinically differentiated assets, biologics and cell & gene therapy, and disease management. Together, we see these businesses as our horizon 2 of growth, i.e., long-term growth prospects ('The New').

Sustainability – aiming to touch over 1.5 bn patients by 2030

Even as we work on our growth strategy, we realise that embracing sustainability is key to a healthy future for all our stakeholders. The challenges posed by climate change, lack of access, changing patterns of disease burden and inequity need urgent action from us as a collective. We have always viewed our work in the context of addressing societal needs – where we are uniquely positioned to make positive change and impact. This led us to become an early adopter of Environment Social Governance (ESG) actions as well as voluntary disclosures on sustainability. We released our first Sustainability Report in the year 2004 and have maintained annual disclosures since then. Subsequently, we led the industry in introducing a 'sustainability by design' approach in our operations in 2013. Over the years, our efforts in various aspects of ESG such as waste minimisation and management, emissions, investment in people development and other areas saw industry-leading initiatives such as zero liquid discharge, zero waste to landfills and Self-Managed Teams.
In 2020, we became the first pharma company in India and the third in Asia to join the Science-based Targets initiative (SBTi) for reducing our carbon footprint.
We have been recognised by the S&P Corporate Sustainability Assessment, the Dow Jones Sustainability Index, Frost & Sullivan TERI among others, and are the only Indian pharma company to be featured on the Bloomberg Gender-Equality Index.

However, there is a lot more to be done and such recognitions only serve to make our commitment and resolve stronger. This year we refreshed our sustainability and ESG goals for the next decade, while making them central to our purpose and integral to our strategy. Propelled by bold targets in affordability and innovation, we aim to triple our existing reach to touch the lives of over 1.5 billion patients by 2030. Our goals in renewable energy, emissions, diversity and inclusion, and corporate governance are equally aggressive. With nearly 20 years of leadership in sustainability in Indian pharma, we see it as our responsibility to set the bar high and deliver on these ambitious targets. Details of our refreshed ESG goals for the coming decade are on page 17.

As we go further into FY'23, we would like to thank our colleagues around the world for their tireless efforts to bring to life our purpose of Good Health Can't Wait. We are also grateful to our customers, suppliers, partners, healthcare professionals and of course our shareholders for their support. We count on your partnership as we move to the next and the new.

Yours sincerely,

K SATISH REDDY
Chairman

G V PRASAD
Co-Chairman and Managing Director

The year in pictures

Key moments




THE FUTURE IS
RIGHT HERE.
RIGHT NOW.




PDW2021
PDW











1. 20 Years of Self-Managed Teams – all-women batch at FTO8 unit in Baddi
2. Our FTO3 site in Bachupally deploys Industry 4.0 technologies
3. Community Health Intervention Program (CHIP)
4. People Development Week 2021 – digital learning platform
5. Participation of leadership at the annual Medicines for Europe /International Generic & Biosimilar Medicines Association conference
6. Leaders of the pharma industry at the Diamond Jubilee of the Indian Drug Manufacturers' Association
7. Agreement on Centre of Excellence in flow chemistry at Dr. Reddy's Institute of Life Sciences in Hyderabad in the presence of Hon'ble Minister K.T. Rama Rao & Principal Secretary Jayesh Ranjan
8. 10 years of the New Horizons Leadership Programme
9. Pledge by colleagues at the Changemakers' Dialogue in March 2022 in honour of our founder Dr. Anji Reddy

What we do

Our strategy pillars



Leadership in chosen spaces





Operational excellence and continuous improvement



Patient-centric product innovation

SUSTAINABILITY

Strategy in action

Our key performance indicators

REVENUES (₹ Million)

FY2022	2,14,391
FY2021	1,89,722
FY2020	1,74,600
FY2019	1,53,851
FY2018	1,42,028

GROSS PROFIT (₹ Million)

FY2022	1,13,840
FY2021	1,03,077
FY2020	94,009
FY2019	83,430
FY2018	76,304

EBITDA (₹ Million)

FY2022	51,400
FY2021	47,386
FY2020	46,432
FY2019	34,189
FY2018	24,081

PBT (₹ Million)

FY2022	32,298
FY2021	26,413
FY2020	18,032
FY2019	22,443
FY2018	14,341

PAT (₹ Million)

FY2022	23,568
FY2021	17,238
FY2020	19,498
FY2019	18,796
FY2018	9,806

NET WORTH (₹ Million)

FY2022	1,90,527
FY2021	1,73,062
FY2020	1,54,988
FY2019	1,40,197
FY2018	1,26,460

ROCE (%)

FY2022	19.6
FY2021	17.8
FY2020	12.2
FY2019	14.7
FY2018	8.2

EPS (₹)

FY2022	141.7
FY2021	103.6
FY2020	117.4
FY2019	113.1
FY2018	59.0

NET DEBT TO EQUITY RATIO*

FY2022	(0.08)
FY2021	(0.04)
FY2020	(0.03)
FY2019	0.09
FY2018	0.24

*Net debt/equity computation excludes lease liabilities, FY2021 onwards

Strategy in action

The Next and the New

AIM TO REACH OVER 1.5 BILLION PATIENTS BY 2030

OUR FOCUS

HORIZON 1 GROWING THE CORE	HORIZON 2 BUILDING THE FUTURE

OUR EXECUTION PRIORITIES

Horizon 1		Horizon 2	
GENERICS	BRANDED GENERICS	IMMUNO-ONCOLOGY NEW CHEMICAL ENTITIES	DISEASE MANAGEMENT
ACTIVE PHARMACEUTICAL INGREDIENTS	BIOSIMILARS	CDMO* (SMALL AND LARGE MOLECULES)	BIOLOGICS AND CELL & GENE THERAPY
OVER-THE-COUNTER DRUGS		NUTRACEUTICALS	DIGITAL SERVICES
		DIRECT-TO-CONSUMER	
(Drivers in short to medium-term)		(Drivers in short to long-term)	

*CDMO – Contract Development & Manufacturing Organisation




葵花药业 X 瑞迪博士


NBE

1 Inauguration of Nutraceuticals R&D Centre in Bachupally, Hyderabad

2 Partnership with Sunflower Pharma in China for paediatric orphan diseases

3 Inauguration of NBE lab at Aurigene Pharmaceutical Services Ltd

Strategy in action

Key awards and recognition

Dow Jones Sustainability Index 2021 – among top 10 leaders globally; featured for 6th year in a row in Emerging Markets category

Member of the Sustainability Yearbook 2022 – featured for the 2nd successive year

Bloomberg Gender-Equality Index 2022 – only Indian pharma company in the index; featured for 5th year in a row

CII Industrial Innovation Awards 2021 – Most Innovative Company

Global Generics & Biosimilars Awards 2021 – 'API Supplier of the Year' and 'CSR Initiative of the Year'

United Nations Women's Empowerment Principles Awards – 2nd runner-up in the Gender Inclusive Workplace category in Asia-Pacific

CDP Supplier Engagement Leaderboard 2022

Indo-American Chamber of Commerce 2021 – Indian company in the U.S. for excellence in manufacturing

Economic Times - Futurescape 8th Sustainability Index Report 2021 – ranked 13th; recognised as one of the top companies in India in Sustainability and CSR

CII SCALE Award 2021 – for excellence in logistics and supply chain for 7th consecutive year

Dr. Reddy's Colombia – Great Place to Work Certification 2021

Frost & Sullivan-TERI Sustainability 4.0 Awards 2022 – Sustainable Corporate of the Year award

Top Employers Institute – recognised as Top Employer in South Africa



Sustainability – Core to our purpose and strategy

Our sustainability journey so far

Sustainability has always been an important focus area for us

- **2004** – First Sustainability Report
- **2007** – Sustainability Statement
- **2010** – First Materiality assessment. Environmental Commitment Statement (ECS) with 6 goals for 2020
- **2013** – 'Sustainability by Design' approach in operations
- **2016** – Delivering good health & going beyond compliance for a sustainable future
- **2020** – 2010 ECS wrap-up: achieved three goals completely; three partially. Conducted Materiality Assessment
- **2022** – Refreshed sustainability goals for next decade

ENVIRONMENT

- Waste minimization
- Waste management
- Water neutrality
- Emissions and renewable power

SOCIAL

- Community development
- People practices
- Responsible corporate citizen

GOVERNANCE

- Strong focus on ethics, compliance and transparency

Our sustainability goals for the next decade

Being committed to environmental stewardship

Reducing carbon emissions

- 100% renewable power (RE100) by 2030
- Carbon neutral in direct emissions (Scope 1 & 2) by 2030
- 12.5% reduction in indirect carbon emissions (Scope 3) by 2030

Water positivity

- Water-positive by 2025

Making our products accessible and affordable for patients

Access

- Serve 1.5BN+ patients by 2030

Affordability

- 25% of new launches to be first to market by 2027

Innovation

- 3 innovative products improving standard of treatment every year

Contributing to a fairer and more socially inclusive world

Equity, diversity and inclusion

- At least 35% women in senior leadership (3x from current baseline) by 2030
- Gender parity for organization by 2035
- 3% of our workforce to be persons with disabilities by 2030
- Ensure 100% living wages for our on-premise extended workforce by 2025

Enhancing trust with our stakeholders

- Highest standards of Compliance and Ethics backed by robust Corporate Governance
- Progressively enhance disclosure on ESG progress to reach top quartile by 2025
- 100% of our strategic suppliers to be compliant with our internal ESG framework by 2030



The year in pictures

Our people, our pride

1

2

Dr.Reddy's
3

4

5

6

GREAT PLACE TO WORK FOR ALL
Dr.Reddy's
7

8

9


1 Team API at offsite
2 The South Africa Top Employer award
3 Our team in the U.S. at a group activity on Mental Health Awareness Day
4 Team Cambridge at a fundraiser
5 Global Generics India's annual MPower event
6 Team Colombia with Great Place to Work certification
7 Our Women Safety Ambassadors team
8 Visit of the Heads of Latin America and Africa-Asia-ANZ markets to India
9 Our latest batch of technical interns

Board of Directors



K SATISH REDDY
Chairman



G V PRASAD
Co-Chairman and Managing Director



ALLAN OBERMAN
Independent Director



DR. BRUCE L A CARTER
Independent Director



KALPANA MORPARIA
Independent Director



DR. K P KRISHNAN
Independent Director



LEO PURI
Independent Director



PENNY WAN
Independent Director



PRASAD R MENON
Independent Director



SHIKHA SHARMA
Independent Director



SRIDAR IYENGAR
Independent Director

KEY FOR OUR BOARD LEVEL COMMITTEES

- Audit Committee
- Nomination, Governance and Compensation Committee
- Stakeholders' Relationship Committee
- Risk Management Committee
- Science, Technology and Operations Committee
- Banking and Authorisations Committee
- Sustainability and Corporate Social Responsibility Committee
- Chairperson
- Member

Management Council



K SATISH REDDY

Chairman



G V PRASAD

Co-Chairman and Managing Director



DEEPAK SAPRA

Chief Executive Officer, API and Services



MARC KIKUCHI

Chief Executive Officer, North America Generics



MUKESH RATHI

Chief Digital and Information Officer



SANJAY SHARMA

Global Head of Manufacturing



EREZ ISRAELI

Chief Executive Officer



PARAG AGARWAL

Chief Financial Officer



ARCHANA BHASKAR

Chief Human Resource Officer



M.V. NARASIMHAM

Deputy Chief Financial Officer



PATRICK AGHANIAN

Chief Executive Officer, European Generics



M.V. RAMANA

Chief Executive Officer, Branded Markets (India and Emerging Markets)



SUSHRUT KULKARNI

Global Head of Integrated Product Development Organisation



Executive Summary – Business Responsibility and Sustainability Report

This is the first year in which the Company has voluntarily released its report against the new Business Responsibility & Sustainability Report guidelines. Through this report, the Company intends to communicate its vision of a purpose-driven, future-ready and sustainable roadmap and has disclosed how it manages environmental, social and governance performance.

We are driven by our purpose of 'Good Health Can't Wait'. This applies not only to an individual but also to our society and our environment.

Sustainability for us means operating in a manner that respects people, planet and purpose – helping us conserve precious resources, serve our patients, create value for stakeholders, give back to society, fulfil our potential and maintain our integrity and transparency.

For more information on our sustainability journey so far, and our refreshed sustainability goals and targets, please refer to page 16-17 of this Annual Report.

Sustainability is deeply embedded in our purpose and forms the core of our organization. Our commitment to the nine principles of National Guidelines on Responsible Business is outlined in this Report.

Key highlights of BRSR Report

Principle 1

Conduct and govern with integrity, and in a manner that is Ethical, Transparent and Accountable

- 100% of our Key Managerial Personnel (KMPs) and 82% of our employees received periodic training on business, regulations, code of business conduct and ethics as well as economic and environmental, social and governance parameters
- No disciplinary action against Directors/KMPs/ Employees/Workers by any law enforcement agencies for charges of bribery/corruption


COMPLIANCE

Principle 3

Respect and promote the well-being of all employees, including those in value chains

- 100% of our employees (permanent, workers and others) are covered under health and accident insurance.
- 100% of our employees (permanent, workers and others) are covered by maternity and paternity benefits.
- Achieved a 98.1% return-to-work rate post parental leave


GREAT PLACE TO WORK FOR ALL
Dr.Reddy's

Principle 2

Provide goods and services in a manner that is sustainable and safe

99% of our global hazardous waste are sent to industries and recyclers for co-processing and recycling



Principle 4

Respect the interests of and be responsive to all its stakeholders

Comprehensive stakeholder engagement at frequent intervals using multiple platforms to understand their expectations, inform our strategy and communicate our progress



Principle 5

Respect and promote human rights

- 100% of our employees and workers are paid more than the minimum wage
- Median remuneration of employees is more than ₹ 5 Lakhs per annum



Principle 6

Respect and make efforts to protect and restore the environment

- 14% reduction in energy intensity from previous financial year
- 14% reduction in water intensity from previous financial year
- 21% reduction in Scope 1 & 2 GHG emission intensity from previous financial year
- Fuel substitution projects implemented (Coal to Briquettes and Furnace Oil to Piped Natural Gas)



Principle 8

Promote inclusive growth and equitable development

- 71% of input materials were sourced locally, directly from within the district and neighbouring districts
- Positively impacted 3,64,332 individuals through CSR initiatives



Principle 7

Influencing public and regulatory policy, in a responsible and transparent manner

Associated with trade and industry chambers/ associations to foster dialogue on industry growth drivers, innovation and shaping public policy



Principle 9

Engage with and provide value to the consumers in a responsible manner

- No data breaches reported during the reporting period
- No major critical service disruptions



BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT (BRSR)

SECTION A – GENERAL DISCLOSURE

I DETAILS OF LISTED ENTITIES

1. **CORPORATE IDENTITY NUMBER (CIN) OF THE LISTED ENTITY**
   L85195TG1984PLC004507
2. **NAME OF THE LISTED ENTITY**
   Dr. Reddy's Laboratories Limited
3. **YEAR OF INCORPORATION**
   1984
4. **REGISTERED OFFICE ADDRESS**
   8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500034 India
5. **CORPORATE ADDRESS**
   8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana 500034 India
6. **E-MAIL**
   shares@drreddys.com
7. **TELEPHONE**
   +91-40-49002900
8. **WEBSITE**
   www.drreddys.com
9. **FINANCIAL YEAR FOR WHICH REPORTING IS BEING DONE –**
   April 1, 2021 to March 31, 2022
10. **NAME OF THE STOCK EXCHANGE(S) WHERE SHARES ARE LISTED –**
    BSE, NSE, NYSE and NSE-IFSC
11. **PAID-UP CAPITAL**
    INR 832,129,245
12. **NAME AND CONTACT DETAILS (TELEPHONE, EMAIL ADDRESS) OF THE PERSON WHO MAY BE CONTACTED IN CASE OF ANY QUERIES ON THE BRSR REPORT**
    Mr. Erez Israeli,
    Chief Executive Officer
    E-mail id: *shares@drreddys.com*
    Contact No: +91-040-4900 2900
13. **REPORTING BOUNDARY**
    The disclosure under this BRSR is on standalone basis unless otherwise stated

II PRODUCTS AND SERVICES

14. DETAILS OF BUSINESS ACTIVITIES (ACCOUNTING FOR 90% OF THE TURNOVER)

SR. NO	DESCRIPTION OF MAIN ACTIVITY	DESCRIPTION OF BUSINESS ACTIVITY	% OF TURNOVER OF THE ENTITY
1	Pharmaceuticals	Development, manufacturing & sale of pharmaceutical products, and services	100%

15. PRODUCTS/ SERVICES SOLD BY THE ENTITY (ACCOUNTING FOR 90% OF THE ENTITY'S TURNOVER)

SR. NO	PRODUCTS	NIC CODE	% OF TOTAL TURNOVER CONTRIBUTED
1	Development, manufacturing & sale of Generic Formulations including Biosimilars	21009	81
2	Development, manufacturing & sale of Active Pharmaceutical Ingredients & Custom Pharmaceutical Services	21009	17

III OPERATIONS

16. NUMBER OF LOCATIONS WHERE PLANTS AND/ OR OPERATIONS/ OFFICES OF THE ENTITY ARE SITUATED

LOCATION	NUMBER OF PLANTS (INCLUDING R&D SITES/ OPERATIONS)	NUMBER OF OFFICES	TOTAL
National	23	8	31
International	9	50	59

17. MARKETS SERVED BY THE ENTITY

A. NUMBER OF LOCATIONS

LOCATIONS	NUMBERS
National (Number of States)	Pan-India
International (Number of Countries)	66

b. Contribution of exports as a percentage of the total turnover of the entity

Out of the total turnover of INR 13,886 crore (excluding service income), the turnover of the products sold in India is INR 4,279 crore (31%) and that of other countries is INR 9,607 crore (69%).

c. A brief on types of customers

Our customers include wholesalers, distributors, pharmacy chains and hospitals, government institutions and other pharmaceutical companies.

IV EMPLOYEES

18. DETAILS AS AT THE END OF FINANCIAL YEAR:

A. EMPLOYEES AND WORKERS (INCLUDING DIFFERENTLY ABLED)

SR. NO	PARTICULARS	TOTAL	MALE		FEMALE	
			NUMBER	%	NUMBER	%
Employees						
1	Permanent	20,122	17,795	88.44	2,327	11.56
2	Other than permanent	4,888	3,997	81.77	891	18.23
	Total	**25,010**	**21,792**	**87.13**	**3,218**	**12.87**
Workers						
1	Permanent	529	509	96.22	20	3.78
2	Other than permanent*	5,230	-	-	-	-
	Total	**5,759**	-	-	-	-

Gender split not available. We are in process of establishing a mechanism to record the details.

B. DIFFERENTLY ABLED EMPLOYEES AND WORKERS

SR. NO	PARTICULARS	TOTAL	MALE		FEMALE	
			NUMBER	%	NUMBER	%
Differently abled Employees						
1	Permanent	60	48	80	12	20
2	Other than permanent	-		-		
	Total	**60**	Not available			
Differently abled Workers						
1	Permanent	Not available				
2	Other than permanent					
	Total					

19. PARTICIPATION/ INCLUSION/ REPRESENTATION OF WOMEN

PARTICULARS	TOTAL	NUMBER OF FEMALES	% OF FEMALES
Board of Directors	11	3	27
Key Managerial Personnel (KMPs)	3	0	0

20. TURNOVER RATE FOR PERMANENT EMPLOYEES AND WORKERS

PARTICULARS	FY 2021-22			FY 2020-21*			FY 2019-20*		
	MALE	FEMALE	TOTAL	MALE	FEMALE	TOTAL	MALE	FEMALE	TOTAL
Permanent Employees	17%	19.3%	17%	-	-	17.5%	-	-	18.1%
Permanent Workers	Not available								

Gender wise splits are not available.

V – HOLDING, SUBSIDIARY AND ASSOCIATE COMPANIES (INCLUDING JOINT VENTURES)

21. NAMES OF HOLDING/ SUBSIDIARY/ ASSOCIATE COMPANIES/ JOINT VENTURES

The details of holding/ subsidiary/ associate companies/ joint ventures are given in Form AOC-1, as Annexure-I to the Board's Report forming part of the Annual Report 2022.

Do the entities indicated in above table, participate in the business responsibility initiatives of the listed entity? (Yes/No)

The major subsidiary companies are closely integrated with our corporate business responsibility initiatives.

VI – CSR DETAILS

22. WHETHER CSR IS APPLICABLE AS PER SECTION 135 OF THE COMPANIES ACT, 2013: Yes

a. Turnover – INR 14,405 Crore
b. Net Worth – INR 18,336 Crore

VII – TRANSPARENCY AND DISCLOSURES COMPLIANCES

23. COMPLAINTS/ GRIEVANCES ON ANY OF THE PRINCIPLES (PRINCIPLES 1 TO 9) UNDER THE NATIONAL GUIDELINES ON RESPONSIBLE BUSINESS CONDUCT

STAKEHOLDER GROUP FROM WHOM COMPLAINT IS RECEIVED	GRIEVANCE REDRESSAL MECHANISM IN PLACE (YES/ NO) (IF YES, THEN PROVIDE WEB-LINK FOR GRIEVANCE REDRESS POLICY)	FY 2021-22			FY 2020-21		
		NUMBER OF COMPLAINTS FILED DURING THE YEAR	NUMBER OF COMPLAINTS PENDING RESOLUTION AT CLOSE OF THE YEAR	REMARKS	NUMBER OF COMPLAINTS FILED DURING THE YEAR	NUMBER OF COMPLAINTS PENDING RESOLUTION AT CLOSE OF THE YEAR	REMARKS
Communities	Yes*	0	0		0	0	
Investors other than Shareholders	Yes*	0	0		0	0	
Shareholders	Yes*	6	0		8	0	
Employees and Workers	Yes*	213	22		126	18	
Customers	Yes*	14	3		6	1	
Value Chain Partners	Yes*	2	0		7	0	
Others**	Yes*	70	7		28	4	

** Some of the policies guiding the Company's conduct with all its stakeholders, including grievance mechanisms are placed on the Company's website. The link is: https://www.drreddys.com/investor#governance. In addition, there are internal policies placed on the intranet platform of the Company. The number of complaints are not comparable with that of the previous year. FY2021, when owing to the pandemic, the offices were intermittently closed. Complaints pending as at the financial year end, but subsequently resolved.*

***For FY2021-22, out of 70: 65 are anonymous and 5 are from identified unrelated parties. For FY2020-21, out of 28, 26 are anonymous, 1 is from identified unrelated parties and 1 is from identified relative of an employee.*

24. OVERVIEW OF THE ENTITY'S MATERIAL RESPONSIBLE BUSINESS CONDUCT ISSUES

The Company's Executive Risk Management Committee operates under the Company's Risk Management Policy. Its focus is on risks associated with the Company's business and compliance matters. The Committee periodically reviews matters pertaining to risk management. Additionally, the Enterprise-wide Risk Management (ERM) function helps management and the Board to prioritize, review and measure business risks against a pre-determined risk appetite, and their suitable response, depending on whether such risks are internal, strategic or external (including ESG and Cyber security risks). There is a Risk Management Committee of the Board of Directors which is regularly appraised of the various Company's Risks.

Refer page nos. 49 and 50 of the 2021 Sustainability Report at the link *https://www.drreddys.com/cms/cms/sites/default/files/2022-04/sustainability-report-fy-2020-21.pdf*, for more information on the Company's emerging climate related risks.

SECTION B – MANAGEMENT AND PROCESS DISCLOSURES

DISCLOSURE QUESTION	P – 1	P – 2	P – 3	P – 4	P – 5	P – 6	P – 7	P – 8	P – 9
Policy and Management Process									
1. A. Whether your entity's policy/ policies cover each principle and its core elements of the NGRBCs. (Yes/No)	Yes	Yes	Yes	Yes	Note 1	Yes	Note 2	Yes	Yes
1. B. Has the policy been approved by the Board? (Yes/No)	The statutory policies are approved by the Board or Board Committees, as applicable. Other applicable policies are either approved by the Board or by the appropriate authority.								
1. C. Web Link of the Policies, if available	Note 3								
2. Whether the entity has translated the policy into procedures. (Yes/No)	Yes. The Company's Code of Business Conduct and Ethics (COBE) imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to the same in all their dealings.								
3. Do the enlisted policies extend to your value chain partners? (Yes/No)	Yes. The Company's COBE imbibes the above-mentioned principles and the Company expects its stakeholders to adhere to those in their dealings.								
4. Name of the national and international codes/certifications/labels/ standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle	SA8000	ISO 14001	ISO 45001 SA8000	-	SA8000	-	-	As per the CSR Rules prescribed under the Companies Act, 2013	-
5. Specific commitments, goals and targets set by the entity with defined timelines, if any	Note 4								
6. Performance of the entity against the specific commitments, goals and targets along-with reasons in case the same are not met.	Note 5								

DISCLOSURE QUESTION	P – 1	P – 2	P – 3	P – 4	P – 5	P – 6	P – 7	P – 8	P – 9
Governance, Leadership and Oversight									
7. Statement by Director responsible for the business responsibility report, highlighting ESG related challenges, targets and achievements (listed entity has flexibility regarding the placement of this disclosure)	At Dr. Reddy's, we are committed to make business truly sustainable and responsible . The Board has made a Board level Committee responsible for sustainability and ESG road-map and review of the implementation. 2020 and 2021 will go down in history as a period of unprecedented strain, disruption, and challenges. However, it will also be remembered as the time humanity united and solved the pandemic induced health, social, and economic crises. Covid-19 highlighted the devastating impact of systemic inequalities and disparities and taught humanity some crucial lessons. It made us deeply examine our practices, mindsets, and the urgent need to operate and grow sustainably. We see the coming year as a significant opportunity to integrate ESG into our organizational culture, using it to drive our daily decisions while we strive to meet the needs of patients and create a net positive impact on our ecosystem. Dr. Reddy's is committed to deliver its ESG agenda by generating value for its stakeholders, driving sustainability with technological progress and manufacturing excellence. Our efforts remain focused on expanding access and affordability to safe, effective and high-quality medicines that the world can count on, because, - **Good Health Can't Wait.**								
8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies)	Mr. Erez Israeli Chief Executive Officer Tel: +91-40-4900-2900 E-mail ID: *shares@drreddys.com*								
9. Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes/ No). If yes, provide details	Mr. G V Prasad, Co-Chairman & Managing Director Our Co-Chairman & Managing Director drives the sustainability/ ESG agenda in the Company, pushing for strong action and has the ultimate responsibility to approve Dr. Reddy's ESG strategy and goals. He reports to the Board and updates them on the financial implications of climate risks and opportunities as part of the business performance review and ESG update to the Board.								

Note 1: *The Company complies with all the statutory requirements. All the contracts and standing orders include relevant aspects of human rights.*

Note 2: *The Company works closely with various trade and industry associations. This includes industry representations to the government and/ or regulators. The Company performs the function of policy advocacy in a transparent and responsible manner while engaging with all the authorities and considers the Company's interest as well as the larger national interest. The Company believes that policy advocacy must preserve and expand public good and thus, it does not advocate any policy change to benefit itself alone or a select few.*

Note 3: *https://www.drreddys.com/media/983676/cobe-booklet-v40.pdf*

https://www.drreddys.com/media/888147/she-policy-document-24-07-2020.pdf

https://www.drreddys.com/media/899536/human-rights-policy_01092020.pdf

https://www.drreddys.com/media/993225/csr-policy.pdf

https://www.drreddys.com/cms/cms/sites/default/files/static/supplier-code-of-conduct-new.pdf

Note 4: *We strengthened our commitment to sustainability and announced new environmental, social, and governance (ESG) goals for 2030 to make more meaningful impact through our sustainable development strategy.*

A. ***Being committed to environmental stewardship: Reducing carbon emissions***
   - *100% renewable power (RE100) by 2030; • Carbon neutral in direct operations (Scope 1 and 2 emissions) by 2030; • 12.5% reduction in our indirect carbon emissions (Scope 3) by 2030*

   Water positivity
   - *Water positive by 2025*

B. ***Making our products accessible and affordable for patients***

   Access: *• Serve 1.5 billion+ patients by 2030*

   Affordability : *• 25% of our new launches to be first to market by 2027*

   Innovation : *• 3 innovative products improving the standard of treatment every year*

C. ***Contributing to a fairer and more socially inclusive world***

   Equity, diversity and inclusion
   - *At least 35% women in senior leadership (3X from current) by 2030; • Gender parity by 2035; • 3% of our workforce to be Persons with Disability (PwD) by 2030; • Ensure 100% living wages for our extended workforce by 2026*

D. ***Enhancing trust with our stakeholders***

   Compliance, Ethics, and Corporate governance: *• Meet the highest standards on compliance and ethics backed by robust corporate governance*

   Disclosures and reporting
   - *Enhance our disclosures to reach top quartile by 2025*

   Suppliers
   - *100% of our strategic suppliers to be compliant with our internal ESG framework by 2030*

Note 5: ***Some of our ESG progress against goals in FY 2022 is provided below:***

- *26% of our total power is through renewable sources; • We have reduced 11% of our absolute scope 1 & 2 emissions, and 0.3% of scope 3 emissions since FY 2021; • We are 78% water neutral*

For more details on our ESG goals and journey, refer to page nos. 16-17 of the Annual Report FY2022.

10. DETAILS OF REVIEW OF NGRBCS BY THE COMPANY

SUBJECT FOR REVIEW	REVIEW OF PRINCIPLES UNDERTAKEN BY AND FREQUENCY
Performance against above policies and follow up action	As a practice, BR policies of the Company are reviewed periodically or on a need basis by department heads, business heads and Executive Directors. During such assessment, efficacy of the policies are reviewed and necessary changes to policies and procedures are implemented. The Board also reviews the Business Responsibility Report on an annual basis.
Compliance with statutory requirements of relevance to the principles and rectification of any non-compliances	The Company is in compliance with the extant regulations, as applicable.

11. **Has the entity carried out independent assessment/ evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide name of the agency**

The processes and compliances are subject to scrutiny by internal auditors and status of compliances are updated to the Board. From best practices as well as from a risk perspective, policies are periodically evaluated and updated by various department heads, business heads and approved by the management and/ or by the Board. Some of the policies of the Company are evaluated by KPMG and DNV Business Assurance India Private Limited (DNV). An internal assessment of the workings of the BR policies has been done.

12. **If answer to question (1) above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:** Not applicable

SECTION C – PRINCIPLE WISE PERFORMANCE DISCLOSURE

PRINCIPLE 1: BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY, AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

ESSENTIAL INDICATORS

1. PERCENTAGE COVERAGE BY TRAINING AND AWARENESS PROGRAMMES ON ANY OF THE PRINCIPLES DURING THE FINANCIAL YEAR

SEGMENT	TOTAL NUMBER OF TRAINING AND AWARENESS PROGRAMMES HELD	TOPICS/ PRINCIPLES COVERED UNDER THE TRAINING AND ITS IMPACT	% AGE OF PERSONS IN RESPECTIVE CATEGORY COVERED BY THE AWARENESS PROGRAMMES
Board of Directors (BODs)/ Key Managerial Personnel (KMPs)	Familiarisation/ awareness program for the Board of Directors/ KMPs of the Company is done periodically. The topics cover business, regulations, code of business conduct and ethics, economy and environmental, social and governance parameters. In addition, frequent updates are shared with all the Board members/ KMPs apprising them on developments in the Company, key regulatory changes, risks, compliances, and legal cases.		100%
Employees other than BODs and KMPs	The employees/ workers of the Company undergo various training programmes throughout the year. Owing to the pandemic, many trainings programs happened through a blended learning approach which entailed virtual classroom initiatives, along with dissemination of e-learning modules.		81.55%
Workers	Various trainings were undertaken during the year: Prohibition of Insider Trading, Prevention of Sexual Harassment at the Workplace, Information and Cyber Security Awareness, Code of Conduct, Know Your Customer guidelines, and a learning module on ESG. Other trainings included induction programmes for new recruits, leadership training, IT and cyber security and modules on soft skills, programmes on mental and physical well-being, among several others. Regular mailers are sent to employees on ethics, health, ESG and other relevant topics as part of the awareness programmes. The various updates are also placed at the intranet platforms of the Company.		48.29%

2. Details of fines/ penalties/ punishment/ award/ compounding fees/ settlement amount paid in proceedings (by the entity or by Directors/ KMPs) with regulators/ law enforcement agencies/ judicial institutions, in the financial year (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and as disclosed on the entity's website):

MONETARY

	NGRBC PRINCIPLE	NAME OF THE REGULATORY/ ENFORCEMENT AGENCIES/ JUDICIAL INSTITUTES	AMOUNT (INR)	BRIEF OF THE CASE	HAS AN APPEAL BEEN PREFERRED (YES/NO)?
Penalty/ Fine					
Settlement			Nil		
Compounding Fees					

NON-MONETARY

	NGRBC PRINCIPLE	NAME OF THE REGULATORY/ ENFORCEMENT AGENCIES/ JUDICIAL INSTITUTES	AMOUNT (INR) BRIEF OF THE CASE	HAS AN APPEAL BEEN PREFERRED (YES/NO)?
Imprisonment				
Punishment			Nil	

3. Of the instances disclosed in Question 2 above, details of the Appeal/ Revision preferred in cases where monetary or non-monetary action has been appealed

Not applicable

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy

Yes. Dr. Reddy's has an anti-bribery and anti-corruption policy. The policy has been developed in alignment with Dr. Reddy's Code of Business Conduct and Ethics (COBE), other internal policies such as Ombudsperson policy and other rules and regulations on against elements of Anti bribery and Anti-Corruption that govern the Company because of its geographical presence in multiple countries. The policy reiterates that Dr. Reddy's does not tolerate any bribery and corruption and continues to uphold the highest standards of integrity and transparency in all its interactions and routine business activities. The policy forms part of the COBE, applies to all members of the Board of Directors, full and part-time employees of the Company, its subsidiaries and affiliates. All business partners are also expected to follow the same standard of ethics when conducting business with the Company or on its behalf. (https://www.drreddys.com/investor#governance)

5. NUMBER OF DIRECTORS/ KMPS/ EMPLOYEES/ WORKERS AGAINST WHOM DISCIPLINARY ACTION WAS TAKEN BY ANY LAW ENFORCEMENT AGENCY FOR THE CHARGES OF BRIBERY/ CORRUPTION

	FY 2021-22	FY 2020-21
Directors		
KMPs	Nil	
Employees		
Workers		

6. DETAILS OF COMPLAINTS WITH REGARD TO CONFLICT OF INTEREST

	FY 2021-22		FY 2020-21	
	NUMBER	REMARKS	NUMBER	REMARKS
Number of complaints received in relation to issues of conflict of interest of the Directors	Nil	Not applicable	Nil	Not applicable
Number of complaints received in relation to issues of conflict of interest of the KMPs				

7. Details of any corrective action taken or underway on issues related to fines/ penalties/ action taken by regulators/ law enforcement agencies/ judicial institutions, on cases of corruption and conflicts of interest

Not applicable

LEADERSHIP INDICATORS

1. AWARENESS PROGRAMMES CONDUCTED FOR VALUE CHAIN PARTNERS ON ANY OF THE PRINCIPLES DURING THE FINANCIAL YEAR

TOTAL NUMBER OF AWARENESS PROGRAMMES HELD	TOPICS/ PRINCIPLES COVERED UNDER THE TRAINING	% AGE OF VALUE CHAIN PARTNERS COVERED (BY VALUE OF BUSINESS DONE WITH SUCH PARTNERS) UNDER THE AWARENESS PROGRAMMES
1	Environment, Social & Governance, Supplier Code of conduct, PSCI assessment checklist	16.2

2. Does the entity have processes in place to avoid/ manage conflict of interests involving members of the Board? (Yes/No) If Yes, provide details of the same.

As part of the Governance ecosystem, the Company has adopted best practices on reviews of conflict of interest of Directors. The Director's disclosures are placed before the Board and conflict of interest, if any, is discussed and reviewed. The Board collectively is responsible for decision making on conflict of interest disclosed to the Board for any business decisions, wherein any of the Directors are interested.

PRINCIPLE 2: BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN MANNER THAT IS SUSTAINABLE AND SAFE

ESSENTIAL INDICATORS

1. **Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively**

   The Company is focussed on patient centric R&D. During the year 2020-21 and 2021-22, the total investment in R&D and capital expenditure were to the tune of INR 1,310 Crore and INR 1,426 Crore, respectively. These include R&D and capex investments in specific technologies to improve the environmental and social impacts of products and processes.

2. a. **Does the entity have procedures in place for sustainable sourcing**

   Yes

   b. **If yes, what percentage of inputs were sourced sustainably**

   We ensure that all our products are sourced in a sustainable manner. All our strategic and critical suppliers are evaluated against Dr. Reddy's qualifying criteria. As per the supplier code of conduct, we assess our strategic suppliers on multiple criteria including business ethics, human rights, social impact, safety, and environment. Additionally, we are in the process of developing a measurement mechanism to report our sustainably sourced products.

3. **Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for (a) Plastics (including packaging) (b) E-waste (c) Hazardous waste and (d) other waste**

   We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorized vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill. Other non-hazardous waste such as glass, MS scrap, wood waste, boiler ash etc. is sent to recyclers, cement industries for co-processing or to brick manufacturers.

4. **Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes/ No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same**

   Yes, we work in compliance with India's Plastic Waste Management Rules, 2016 (subsequent abatements) and the Extended Producer Responsibility (EPR) guidelines. Our waste collection plan is in line with the EPR plan submitted to Pollution Control Board (PCB).

LEADERSHIP INDICATORS

1. **Has the entity conducted Life Cycle Perspective/ Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details**

   We have initiated process to conduct Life Cycle Assessment of selected Active Pharmaceutical Ingredients (API) products.

2. **If there are any significant social or environmental concerns and/ or risks arising from production or disposal of products/ services, as identified in the Life Cycle Perspective/ Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same**

   Not applicable

3. **Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry)**

   Not applicable. As in the pharmaceutical industry we can't use recycled or reused input materials in the manufacturing process due to its nature of products.

4. **Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed**

   Not available

5. **Reclaimed products and their packaging materials (as percentage of products sold) for each product category**

   Not available

PRINCIPLE 3: BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

ESSENTIAL INDICATORS

1. A. DETAILS OF MEASURES FOR THE WELL-BEING OF EMPLOYEES

CATEGORY	TOTAL	% OF EMPLOYEES COVERED BY									
		HEALTH INSURANCE		ACCIDENT INSURANCE		MATERNITY BENEFITS		PATERNITY BENEFITS		DAY CARE FACILITIES	
		NUMBER	%	NUMBER	%	NUMBER	%	NUMBER	%	NUMBER	%
Permanent employees											
Male	17,795	17,795	100	17,795	100	-	-	17,795	100	7,610	43
Female	2,327	2,327	100	2,327	100	2,327	100	-	-	1,614	70
Total	**20,122**	**20,122**	**100**	**20,122**	**100**	**2,327**	**100**	**17,795**	**100**	**9,224**	**46**
Other than permanent employees											
Male	3,997	3,997	100	-	-	-	-	3,997	100	-	-
Female	891	891	100	-	-	891	100	-	-	-	-
Total	**4,888**	**4,888**	**100**	-	-	**891**	**100**	**3,997**	**100**	-	-

B. DETAILS OF MEASURES FOR THE WELL-BEING OF WORKERS

CATEGORY	TOTAL	% OF WORKERS COVERED BY									
		HEALTH INSURANCE		ACCIDENT INSURANCE		MATERNITY BENEFITS		PATERNITY BENEFITS		DAY CARE FACILITIES	
		NUMBER	%	NUMBER	%	NUMBER	%	NUMBER	%	NUMBER	%
Permanent workers											
Male	509	509	100	509	100	-	-	509	100	424	83.3
Female	20	20	100	20	100	20	100	-	-	20	100
Total	**529**	**529**	**100**	**529**	**100**	**20**	**100**	**509**	**100**	**444**	**83.9**
Other than permanent workers											
Male / Female	5,230	5,230	100	5,230	100	All covered under Maternity Benefits Act	100	Depends on the paternity benefit policy of the contractor	NA	-	-
Total	All covered under Employee State Insurance Act.										

2. DETAILS OF RETIREMENT BENEFITS, FOR CURRENT FINANCIAL YEAR AND PREVIOUS FINANCIAL YEAR

BENEFITS*	FY 2021-22			FY 2020-21		
	NUMBER OF EMPLOYEES COVERED AS A % OF TOTAL EMPLOYEE	NUMBER OF WORKERS COVERED AS A % OF TOTAL WORKERS	DEDUCTED AND DEPOSITED WITH THE AUTHORITY (Y/N/NA)	NUMBER OF EMPLOYEES COVERED AS A % OF TOTAL EMPLOYEES	NUMBER OF WORKERS COVERED AS A % OF TOTAL WORKERS	DEDUCTED AND DEPOSITED WITH THE AUTHORITY (Y/N/NA)
PF	100	100	Yes	100	100	Yes
Gratuity	100	100	Yes	100	100	Yes
ESI	1.2	100	Yes	1.2	100	Yes
Others – Superannuation	7.3	-	-	7.3	-	-

*Data for India only

3. **Accessibility of workplaces: Are the premises/ offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard**

The premises/ offices of the Company, including the registered and corporate offices have ramps to enable easy movement. Most offices are located either on the ground floor or have elevators and infrastructure for differently abled individuals. Wheelchair accessible restrooms are also available at certain premises.

4. **Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy**

The Code of Business Conduct and Ethics (COBE) of the Company provides for an Equal Opportunity Policy to create an inclusive work environment by providing equal employment opportunities to foster diversity in the workplace, and to treat all employees equally irrespective of gender, age, physical disability, creed, religion, sexual orientation, racial background, pregnancy, place of origin, caste, political affiliation or other discriminatory factors. We value diversity in our workforce and thus encourage and nurture talent within the organization. We work best when there is an atmosphere of mutual trust and co-operation. The policy is available at the Company's website at: *https://www.drreddys.com/cms/cms/sites/default/files/2021-11/cobe-booklet-v40.pdf*

5. RETURN TO WORK AND RETENTION RATES OF PERMANENT EMPLOYEES AND WORKERS THAT TOOK PARENTAL LEAVE

GENDER	PERMANENT EMPLOYEES		PERMANENT WORKERS	
	RETURN TO WORK RATE	RETENTION RATE	RETURN TO WORK RATE	RETENTION RATE
Male	99.8%	84%		
Female	90.3%	82%	-	
Total	**98.1%**	**83%**		

6. IS THERE A MECHANISM AVAILABLE TO RECEIVE AND REDRESS GRIEVANCES FOR THE FOLLOWING CATEGORIES OF EMPLOYEES AND WORKER? IF YES, GIVE DETAILS OF THE MECHANISM IN BRIEF

	YES/NO	IF YES, THEN GIVE DETAILS OF THE MECHANISM IN BRIEF
Permanent workers	Yes	The Company has an Ombudsperson Policy (Whistle-blower or Vigil Mechanism) applicable to employees and third parties, to report concerns on actual or suspected violations of the code. The Audit Committee Chairperson is the Chief Ombudsperson.
Other than permanent workers	Yes	Concerns raised to the Company and their resolutions are reported through the Chief Ombudsperson to the Audit Committee and wherever applicable, to the Board.
Permanent employees	Yes	The Policy provides avenues to report concerns directly to the compliance team. Refer link of the policy and reporting channels separately mentioned below. Ombudsperson Policy Link: *https://www.drreddys.com/investor#governance*
Other than permanent employees	Yes	Ombudsperson reporting channel website link: *https://drreddys.ethicspoint.com/*

7. MEMBERSHIP OF EMPLOYEES AND WORKER IN ASSOCIATION(S) OR UNIONS RECOGNISED BY THE LISTED ENTITY

CATEGORY	FY 2021-22			FY 2020-21		
	TOTAL EMPLOYEES/ WORKERS IN RESPECTIVE CATEGORY	NUMBER OF EMPLOYEES/ WORKERS IN RESPECTIVE CATEGORY, WHO ARE PART OF ASSOCIATION(S) OR UNION	%	TOTAL EMPLOYEES/ WORKERS IN RESPECTIVE CATEGORY	NUMBER OF EMPLOYEES/ WORKERS IN RESPECTIVE CATEGORY, WHO ARE PART OF ASSOCIATION(S) OR UNION	%
Permanent employees						
Male	17,795	-	-	17,094	-	-
Female	2,327	-	-	2,163	-	-
Total	**20,122**	-	-	**19,257**	-	-
Permanent workers						
Male	509	509	100	513	513	100
Female	20	20	100	20	20	100
Total	**529**	**529**	**100**	**533**	**533**	**100**

8. DETAILS OF TRAINING GIVEN TO EMPLOYEES AND WORKERS

	FY 2021-22					FY 2020-21				
	TOTAL	ON HEALTH AND SAFETY MEASURES*		ON SKILL UPGRADATION		TOTAL	ON HEALTH AND SAFETY MEASURES*		ON SKILL UPGRADATION	
		NUMBERS	%	NUMBERS	%		NUMBERS	%	NUMBERS	%
Employees										
Male	17,795	-	-	16,311	91.66	17,094	-	-	15,399	90.08
Female	2,327	-	-	2,216	95.23	2,163	-	-	2,085	96.39
Total	**20,122**	-	-	**18,527**	**92.07**	**19,257**	-	-	**17,484**	**90.79**
Workers										
Male	509	-	-	498	97.84	513	-	-	426	83.04
Female	20	-	-	20	100	20	-	-	20	100
Total	**529**	-	-	**518**	**97.92**	**533**	-	-	**446**	**83.68**

**We are in the process of establishing a mechanism to record the training details.*

9. DETAILS OF PERFORMANCE AND CAREER DEVELOPMENT REVIEWS OF EMPLOYEES AND WORKER

CATEGORY	FY 2021-22			FY 2020-21		
	TOTAL	NUMBERS	%	TOTAL	NUMBERS	%
Employees						
Male	17,795	17,795	100	17,094	17,094	100
Female	2,327	2,327	100	2,163	2,163	100
Total	**20,122**	**20,122**	**100**	**19,257**	**19,257**	**100**
Workers						
Male	509	509	100	513	513	100
Female	20	20	100	20	20	100
Total	**529**	**529**	**100**	**533**	**533**	**100**

10. **Health and safety management system**

a. *Whether an occupational health and safety management system has been implemented by the entity? (Yes/ No). If yes, the coverage such system?*

Yes, we have implemented an occupational health and safety management system. Seven of our ten formulations units have been certified under ISO 45001. The coverage is 100% of our entity, and it covers both regular employees and contractors.

b. *What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity*

We have developed a guidance document which provides the course on how to identify, evaluate SH&E risks, and reduce them to an acceptable level by strengthening existing controls and/ or incorporating additional controls for all the activities within the premises of the organization. The standard clearly outlines the role and responsibilities of individuals directly involved in identifying and mitigating SH&E risks.

c. *Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y/N)*

Yes, every department head interacts with the team on daily basis through Tool Box talks. In this forum, workmen actively participate to give suggestions and feedback for improvement.

d. *Do the employees/ worker of the entity have access to non-occupational medical and healthcare services? (Yes/ No)*

Yes, we have rolled out My Health index, a proactive health and well-being initiative that takes care of the overall physical and mental well-being of employees.

11. DETAILS OF SAFETY RELATED INCIDENTS			
SAFETY INCIDENT/ NUMBER	CATEGORY	FY 2021-22	FY 2020-21
Lost Time Injury Frequency Rate (LTIFR) (per one million person hours worked)	Employees	0.16	0.18
	Workers		
Total recordable work-related injuries	Employees	20	16
	Workers	13	9
Number of fatalities	Employees	0	0
	Workers	0	0
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers	0	0

12. Describe the measures taken by the entity to ensure a safe and healthy workplace

At Dr. Reddy's, we emphasize strongly on the health, safety, and well-being of our people. We continuously strive to create a work environment that is free from any occupational hazards, regardless of where our people are located or what type of work they carry out. We have developed and implemented strong health and safety systems at all our plants. These systems are guided and driven by our established policies and procedures. Periodic assessments are conducted to evaluate the effectiveness of the systems implemented and appropriate measures are taken to further improve our H&S performance continually.

13. NUMBER OF COMPLAINTS ON THE FOLLOWING MADE BY EMPLOYEES AND WORKERS	FY 2021-22			FY 2020-21		
	FILED DURING THE YEAR	PENDING RESOLUTION AT THE END OF YEAR	REMARKS	FILED DURING THE YEAR	PENDING RESOLUTION AT THE END OF YEAR	REMARKS
Working Conditions	Nil	Nil		Nil	Nil	
Health & Safety	Nil	Nil		Nil	Nil	

14. ASSESSMENTS FOR THE YEAR	% OF PLANTS AND OFFICES THAT WERE ASSESSED (BY ENTITY OR STATUTORY AUTHORITIES OR THIRD PARTIES)
Health and safety practices	100
Working Conditions	100

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks/ concerns arising from assessments of health & safety practices and working conditions

Not applicable

LEADERSHIP INDICATORS

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) Employees (Y/N) (B) Workers (Y/N)

Yes, for both employees and workers

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners

The Company ensures that statutory dues as applicable to the transactions within its remit are deducted and deposited in accordance with extant regulations. This activity is also reviewed as part of the internal and statutory audit. The Company expects its value chain partners to uphold business responsibility principles and values of transparency and accountability.

3. PROVIDE THE NUMBER OF EMPLOYEES/ WORKERS HAVING SUFFERED HIGH CONSEQUENCE WORK-RELATED INJURY/ ILL-HEALTH/ FATALITIES (AS REPORTED IN Q11 OF ESSENTIAL INDICATORS ABOVE), WHO HAVE BEEN REHABILITATED AND PLACED IN SUITABLE EMPLOYMENT OR WHOSE FAMILY MEMBERS HAVE BEEN PLACED IN SUITABLE EMPLOYMENT

	TOTAL NUMBER OF AFFECTED EMPLOYEES/ WORKERS		NUMBER OF EMPLOYEES/WORKERS THAT ARE REHABILITATED AND PLACED IN SUITABLE EMPLOYMENT OR WHOSE FAMILY MEMBERS HAVE BEEN PLACED IN SUITABLE EMPLOYMENT	
	FY 2021-22	FY 2020-21	FY 2021-22	FY 2020-21
Employees	Nil	Nil	Nil	Nil
Workers	Nil	Nil	Nil	Nil

4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/ No)

Yes

5. DETAILS ON ASSESSMENT OF VALUE CHAIN PARTNERS	% OF VALUE CHAIN PARTNERS (BY VALUE OF BUSINESS DONE WITH SUCH PARTNERS) THAT WERE ASSESSED
Health and safety practices	4.8
Working conditions	4.8

6. Provide details of any corrective actions taken or underway to address significant risks/ concerns arising from assessments of health and safety practices and working conditions of value chain partners

No corrective action plan has been necessitated on the above-mentioned parameters.

In case any such risks/ concerns are observed, the Company may provide a reasonable timeframe for compliance. On a case-to-case basis, the Company may evaluate the respective risks/ concerns and may call for a corrective action plan from the value chain partners.

PRINCIPLE 4: BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

ESSENTIAL INDICATORS

1. Describe the processes for identifying key stakeholder groups of the entity

We consider individuals, groups, institutions or entities that contribute to shaping our business, that add value or constitute a core part of the business value chain as key stakeholders. Our stakeholders are both internal and external, and direct as well as indirect. Our key stakeholders include employees, investors, suppliers and partners, customers, government authorities, healthcare professionals, patients and the community.

SR. NO.	STAKEHOLDER GROUP	WHETHER IDENTIFIED AS VULNERABLE & MARGINALIZED GROUP (YES/NO)	CHANNELS OF COMMUNICATION	FREQUENCY OF ENGAGEMENT	PURPOSE AND SCOPE OF ENGAGEMENT INCLUDING KEY TOPICS AND CONCERNS RAISED DURING SUCH ENGAGEMENT
1	Employees	No	We use digital as well as physical channels of communication including but not limited to e-mails, newsletters, intranet, townhalls and leadership touchpoints, pulse surveys for employee feedback and redressal, and appraisal and training programmes for personal and professional growth.	Daily	Through multiple physical and digital channels of communication, we aim to provide our employees a safe, inclusive and empowering workplace that encourages transparent engagement and the freedom to act, innovate and grow as professionals and individuals. Our ongoing effort is to maintain two-way engagement with colleagues globally including those in corporate offices, R&D labs, manufacturing locations and in the field. Our engagement ranges from providing the latest and updated information on Company and industry developments, avenues for employee voice to capability building, recognition and celebrations.
2	Investors	No	We interact with our shareholders, potential investors and research analysts through investor meetings/ calls, conferences, earnings call, investor events, e-mail, press releases, stock exchange intimations, investor presentations and annual reports. We also provide various updates on our website and other places of engagement.	Frequent and need based	We engage with them so that they can take an informed decision to invest in our Company. The key areas of engagement includes an update on the business and financial performance, Company's strategy and growth levers, potential opportunities and risks, our ESG goals/ actions, and material events which may have a positive or negative impact on the performance of the Company.
3	Patients	Yes, depending on various factors such as health, income, access and others	Multiple patient assistance programs (Financial assistance program, Lifestyle support program, Education, counselling programs). Disease management and awareness initiatives. Different marketing channels (print, digital, social media) to inform patients about our OTC products. Customer services to report any feedback/ adverse effects from our products.	Frequent and need based	Patient centricity is the core tenet of our organization. Through our customer assistance and outreach programs, we try to help educate, provide support, increase awareness, and increase adherence to improve the health of our patients. Being closer to the patient also allows us to identify and address the unmet patient needs and develop better products/ services for the patients.

SR. NO.	STAKEHOLDER GROUP	WHETHER IDENTIFIED AS VULNERABLE & MARGINALIZED GROUP (YES/NO)	CHANNELS OF COMMUNICATION	FREQUENCY OF ENGAGEMENT	PURPOSE AND SCOPE OF ENGAGEMENT INCLUDING KEY TOPICS AND CONCERNS RAISED DURING SUCH ENGAGEMENT
4	Health Care Professionals	No	We use physical and digital channels such as e-mail, web conferences, electronic updates, portals as well as in-person visits and collaterals.	Frequent and need based	Our engagement aims to update healthcare professionals on products, innovations, access, availability of our medicines and healthcare solutions, and to discuss therapy advances, science of medicines and patient needs.
5	Customers	No	Physical and virtual meetings, customer events, calls, e-mail, website	Daily	We engage with our customers to ensure regular supply of the products, keep them informed about new products, participate in the bids/ tenders and maximize the outreach of our products.
6	Suppliers & Partners	No	Physical and virtual meetings, supplier forums, partner events, calls, e-mail, website	Frequent and need based	Making a holistic impact on the health of patients worldwide requires us to work with partners across the healthcare value chain. We emphasize fair, transparent, and ethical practices and seek partners who share the same commitment towards compliance with laws, regulations, published standards and environmental practices.
7	Government authorities	No	Our interactions with authorities take place through e-mails, meetings, submissions, etc. as required.	Need-based	Our engagement with official authorities is multi-fold. With regulatory authorities, our engagement is aimed at discharging responsibilities and furthering our core business of product development, launch, manufacturing, etc. in keeping with the latest and highest standards of compliance. With policy-makers, our engagement aims to understand and discuss matters pertaining to the industry.
8	Community	Yes	Our engagement with the community includes physical visits as well as digital channels.	Frequent and need based	With giving back to society as a core tenet of the Company, our corporate social responsibility and employee volunteering programmes target the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs around the world. Additionally, we also run training, awareness and empowerment programmes.

LEADERSHIP INDICATORS

1. **Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board**

   Consultation with the respective stakeholder groups is done by the relevant business and functional heads. Feedback from such consultations is shared with the Board during the quarterly Board meetings.

2. **Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes/ No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity**

   Effective engagement helps us connect stakeholder needs with organizational goals, creates the basis of an effective strategy development, and unlocks greater shared value for all stakeholders. We use multiple platforms to engage with a wide variety of stakeholders to understand their unique needs and concerns and chart out suitable strategies to address them.. We also conducted a materiality assessment that involved an intensive stakeholder engagement round. Our internal and external stakeholders identified key material topics across ESG that are likely to impact Dr. Reddy's business, like product availability, responsible pricing and affordability, high-quality medicines, patient safety, anti-bribery and corruption. These topics have been considered in the list of Dr. Reddy's action areas and our sustainability framework.

3. **Details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalized stakeholder groups**

   Patients: We have various patient assistance programs that provides financial assistance patients who are not in a position to afford high-cost treatments. We also support them through education, increase in awareness, and adherence to improve their health conditions.

   Community: We implement several CSR programs in the areas of education, skilling and livelihood, health and environmental sustainability through partners and local NGOs for marginalized sections of communities.

PRINCIPLE 5: BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

ESSENTIAL INDICATORS

1. **Employees and workers who have been provided training on human rights issues and policy(ies) of the entity**

   The Company provides training on human rights issues and policies of the Company. We are in the process of establishing a mechanism to record the training details.

2. **DETAILS OF MINIMUM WAGES PAID TO EMPLOYEES AND WORKERS**

	FY 2021-22					FY 2020-21				
	TOTAL	EQUAL TO MINIMUM WAGE		MORE THAN MINIMUM WAGE		TOTAL	EQUAL TO MINIMUM WAGE		MORE THAN MINIMUM WAGE	
		NUMBERS	%	NUMBERS	%		NUMBERS	%	NUMBERS	%
Permanent employees										
Male	17,795	-	-	17,795	100	17,094	-	-	17,094	100
Female	2,327	-	-	2,327	100	2,163	-	-	2,163	100
Total	**20,122**	-	-	**20,122**	**100**	**19,257**	-	-	**19,257**	**100**
Other than permanent employees										
Male	3,997	-	-	3,997	100	37	-	-	37	100
Female	891	-	-	891	100	49	-	-	49	100
Total	**4,888**	-	-	**4,888**	**100**	**86***	-	-	**86**	**100**
Permanent workers										
Male	509	-	-	509	100	513	-	-	513	100
Female	20	-	-	20	100	20	-	-	20	100
Total	**529**	-	-	**529**	**100**	**533**	-	-	**533**	**100**
Other than permanent workers	Not available					Not available				
Male										
Female										

Details only for people on fixed term contract. However, mechanism has already been put in place to capture the information.

3. **Details of remuneration/ salary/ wages**

MEDIAN REMUNERATION

	MALE		FEMALE	
	NUMBER	MEDIAN REMUNERATION/ SALARY/ WAGES OF RESPECTIVE CATEGORY	NUMBER	MEDIAN REMUNERATION/ SALARY/ WAGES OF RESPECTIVE CATEGORY
BoDs	8	INR 128.84 Lakhs	3	INR 121.26 Lakhs
KMPs	3	INR 448.60 Lakhs	0	Not applicable
Employees other than BoDs and KMPs	17,790	INR 5.02 Lakhs For trainees- INR 2.38 Lakhs For non- trainees - INR 5.08 Lakhs	2,327	INR 5.01 Lakhs For trainees- INR 2.20 Lakhs For non- trainees - INR 5.26 Lakhs
Workers	509	INR 6.58 Lakhs	20	INR 5.54 Lakhs

4. **Do you have a focal point (Individual/ Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business**

   Yes

5. **Describe the internal mechanisms in place to redress grievances related to human rights issues**

   Chief Compliance Officer (CCO) is the designated authority reporting to the Chief Ombudsperson of the Company for the purpose of compliance with the Ombudsperson Policy.

6. NUMBER OF COMPLAINTS ON THE FOLLOWING MADE BY EMPLOYEES AND WORKERS	FY 2021-22			FY 2020-21		
	FILED DURING THE YEAR	PENDING RESOLUTION AT THE END OF YEAR	REMARKS	FILED DURING THE YEAR	PENDING RESOLUTION AT THE END OF YEAR	REMARKS
Sexual Harassment	14	2	Out of two pending cases, one was closed in April 2022	15	1	The case was closed as per PoSH policy timelines, subsequent to the closure of financial year
Discrimination at workplace	-	-	-	-	-	-
Child Labour	-	-	-	-	-	-
Forced Labour/ Involuntary Labour	-	-	-	-	-	-
Wages	-	-	-	-	-	-
Other human rights related issues	-	-	-	-	-	-

7. **Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases**

Dr. Reddy's policy on Ombudsperson also supports the Company values and "Speak Up" culture by taking proactive steps to ensure that employees who raise concerns in good faith are protected and supported in the workplace, as appropriate. To protect the interest of complainant, Dr. Reddy's follows a strict non-retaliation policy, where any retaliation against an employee who in good faith raises concerns or who assists in an investigation of suspected wrongdoing, is not tolerated. Non-retaliation policy is applicable to all employees (including, but not limited to, all current and past employees, contract workers, part-time or temporary workforce) and third parties of the Company. A concern of potential retaliation can be raised through multiple reporting channels that are available and promoted across the organisation. Disciplinary action may be initiated if an employee knowingly raises a false or misleading concern.

8. **Do human rights requirements form part of your business agreements and contracts**

Yes

9. ASSESSMENTS FOR THE YEAR	% OF YOUR PLANTS AND OFFICES THAT WERE ASSESSED (BY ENTITY OR STATUTORY AUTHORITIES OR THIRD PARTIES)
Child labour	37.5
Forced/ involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	
Others – please specify	

Note: Out of 16 manufacturing plants in India, 6 manufacturing plants (FTO 2, FTO 3, PU I, PU II, FTO 7 and FTO 9) are SA 8000 certified

10. **Provide details of any corrective actions taken or underway to address significant risks/ concerns arising from the assessments at Question 9 above**

During the assessment, no significant risks/ concerns identified.

LEADERSHIP INDICATORS

1. **Details of a business process being modified/ introduced as a result of addressing human rights grievances/ complaints**

We are in the process of modifying our human rights policy and the response mechanism for addressing human rights grievances/ complaints. All the human rights complaints are taken seriously and handled confidentially. We are working continuously to mitigate these issues from our operations by regularly reviewing the risk mapping of potential human rights issues.

2. **Details of the scope and coverage of any Human rights due diligence conducted**

We have a due diligence process under which human rights due diligence are conducted to identify the potential issues that may have been present in our business operations and the value chain. Some of the identified issues include child labor, forced labor, discrimination, harassment, collective bargaining and freedom of association.

3. **Is the premise/ office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016**

The premises/ offices of the Company, including the registered and corporate offices have ramps or have elevators and relevant infrastructure for differently abled individuals. Wheelchair accessible restrooms are available at certain premises.

4. DETAILS ON ASSESSMENT OF VALUE CHAIN PARTNERS	% OF VALUE CHAIN PARTNERS (BY VALUE OF BUSINESS DONE WITH SUCH PARTNERS) THAT WERE ASSESSED
Child labour	4.0
Forced/ involuntary labour	
Sexual harassment Discrimination at workplace	
Wages	
Others – please specify	

5. **Provide details of any corrective actions taken or underway to address significant risks/ concerns arising from the assessments at Question 4 above**

Not applicable (No major risk identified)

PRINCIPLE 6: BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

ESSENTIAL INDICATORS

1. DETAILS OF TOTAL ENERGY CONSUMPTION (IN JOULES OR MULTIPLES) AND ENERGY INTENSITY

PARAMETERS	FY 2021-22 (GJ)	FY 2020-21 (GJ)
Total electricity consumption (A)	1,259,881	1,232,905
Total fuel consumption (B)	3,235,123	3,416,994
Energy consumption through other sources (C)	0	0
Total energy consumption (A+B+C)	4,495,004	4,649,899
Energy intensity per rupee of turnover in Gigajoules (GJ)/ INR Million*	21	24.5

**Based on IFRS financials*

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency

Third party assurance by DNV for FY2022 is under progress.

2. **Does the entity have any sites/ facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India**

None of our sites comes under PAT scheme as Designated Consumers.

3. PROVIDE DETAILS OF THE FOLLOWING DISCLOSURES RELATED TO WATER

PARAMETERS	FY 2021-22	FY 2020-21
Water withdrawal by source (in kilolitres)		
(i) Surface water	53,293	42,135
(ii) Groundwater	1,040,154	979,080
(iii) Third party water	110,925	175,470
(iv) Seawater/ desalinated water	0	0
(v) Others (Municipal)	633,647	666,106
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	1,838,019	1,862,791
Total volume of water consumption (in kilolitres)	1,704,281	1,694,611
Fresh Water intensity per rupee of turnover KL/ INR Million*	8.3	9.6

**Based on IFRS financials*

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Third party assurance by DNV for FY2022 is under progress.

4. **Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation**

Yes, we have implemented Zero Liquid Discharge (ZLD) facility at all our chemical technical operations and formulations plants (except one) in India. To avoid the discharge of untreated wastewater effluents, we use the ZLD water treatment engineering approach at 15 of our 21 global manufacturing facilities. All waste water is treated, contaminants are reduced to solids through ZLD, all the treated water is channelled back for usage in our utilities.

5. PLEASE PROVIDE DETAILS OF AIR EMISSIONS (OTHER THAN GHG EMISSIONS) BY THE ENTITY

PARAMETERS	UNITS	FY 2021-22	FY 2020-21
NOx	Metric Tonnes	103.5	169
SOx	Metric Tonnes	247.4	364
Particulate matter (PM)	Metric Tonnes	78.6	117

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Third party assurance by DNV for FY2022 is under progress

6. PROVIDE DETAILS OF GREENHOUSE GAS EMISSIONS (SCOPE 1 AND SCOPE 2 EMISSIONS) & ITS INTENSITY

PARAMETERS	UNITS	FY 2021-22	FY 2020-21
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	302,466	349,974
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	166,247	177,457
Total Scope 1 and Scope 2 emissions per rupee of turnover	Metric Tonnes/ INR Million*	2.2	2.8

** Based on IFRS financials*

Note: Indicate if any independent assessment/ evaluation/ assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Third party assurance by DNV for FY2022 is under progress.

7. **Does the entity have any project related to reducing Green House Gas emission? If Yes, then provide details**

Yes, we have implemented multiple projects for reducing greenhouse gas emissions from our operations. These include shifting to Piped Natural Gas in place of Furnace oil at FTO 2 & 3; shifting to Biomass or Briquette fuel in place of coal at CTOs, sourcing of renewable power through power purchase agreements and setting up rooftop solar power.

This has resulted in emission reduction of 58,124 $MtCO_2e$.

8. PROVIDE DETAILS RELATED TO WASTE MANAGEMENT BY THE ENTITY

PARAMETERS	FY 2021-22	FY 2020-21
Total Waste generated (in metric tonnes)		
Plastic waste (A)	472.8	468.8
E-waste (B)	4.8	7
Bio-medical waste (C)	169.1	139
Construction and demolition waste (D)	638.1	100
Battery waste (E)	58.7	60.4
Radioactive waste (F)	0	0
Other hazardous waste* (G)	32,726.8	24,217.5
Other Non-hazardous waste generated** (H)	13,024.4	18,823.1
Total (A+B + C + D + E + F + G + H)	**47,094.7**	**43,815.7**
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes) – All other wastes except hazardous waste (A+B + C + D + E + F + H)		
Category of waste		
(i) Recycled	7,640.6	6,539.3
(ii) Re-used	2,755.5	8,888.3
(iii) Other recovery operations	3,962.6	4,170.6
Total	**14,358.7**	**19,598.2**
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes) – Hazardous Waste (G)		
Category of waste		
(i) Incineration	187.8	254.6
(ii) Landfilling	32.7	53.3
(iii) Other disposal operations (Co-processing or recycling)	32,506.2	23,909.6
Total	**32,726.8**	**24,217.5**

**Other non-hazardous waste includes briquettes ash, metal scrap and scrap equipments, drums, wooden pallets, waste GI ducts sheet.*

*** Other hazardous waste includes used oil, off-spec products, ZLD residue, organic solvents, chemical sludges, expiry chemicals, etc.*

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Third party assurance by DNV for FY2022 is under progress.

9. **Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your Company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes**

We have waste management systems in place at all our facilities. Plastic waste is either co-processed or recycled based upon the type of waste generated. E-waste is sold to authorized vendors. 99% of our global hazardous waste is sent to cement industries and recyclers for co-processing and recycling. The remaining 1% of global hazardous waste is sent to landfill. Other non-hazardous waste such as glass, MS scrap, wood waste, boiler ash etc. is sent to recyclers, cement industries for co-processing or to brick manufacturers.

We reduce waste through technological interventions and ongoing initiatives including sustainable packaging, waste source segregation, process optimization etc. For example, we have replaced plastic boxes with paper boxes for commercialized products (Practin tablets), removed triple laminated films and LDPE bags from primary packaging (Ibandronate tablets).

10. **If the entity has operations/ offices in/ around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals/ clearances are required, please specify details in the following format**

None of our sites are located in ecologically sensitive sites.

11. DETAILS OF ENVIRONMENTAL IMPACT ASSESSMENTS OF PROJECTS UNDERTAKEN BY THE ENTITY BASED ON APPLICABLE LAWS, IN THE CURRENT FINANCIAL YEAR

NAME AND BRIEF DETAIL OF PROJECT	EIA NOTIFICATION NUMBER	DATE	WHETHER CONDUCTED BY INDEPENDENT EXTERNAL AGENCY (YES/NO)	RESULTS COMMUNICATED IN PUBLIC DOMAIN (YES/ NO)	RELEVANT WEB LINK
-	-	-	-	-	-

Under the EIA notification 2006, one EIA assessment project is under progress for our greenfield project i.e desalination plant at Pydibheemavaram is currently undergoing this activity.

12. **Is the entity compliant with the applicable environmental law/ regulations/ guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment protection Act and rules thereunder (Y/N). If not, provide details of all such non-compliances**

We follow all the applicable environmental law/ regulations/ guidelines in India

LEADERSHIP INDICATORS

1. PROVIDE BREAK-UP OF THE TOTAL ENERGY CONSUMED (IN JOULES OR MULTIPLES) FROM RENEWABLE AND NON-RENEWABLE SOURCES

PARAMETERS	FY 2021-22 (GJ)	FY 2020-21 (GJ)
From renewable sources		
Total electricity consumption (A)	381,069	291,132
Total fuel consumption (B)	153,349	99,173
Energy consumption through other sources (C)	0	0
Total energy consumed from renewable sources (A+B+C)	534,418	390,305
From non-renewable sources		
Total electricity consumption (D)	878,812	941,773
Total fuel consumption (E)	3,081,774	3,317,821
Energy consumption through other sources (F)	0	0
Total energy consumed from non-renewable sources (D+E+F)	**3,960,586**	**4,259,594**

Note: Indicate if any independent assessment/ evaluation/ assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Third party assurance by DNV for FY2022 is under progress.

2. PROVIDE THE FOLLOWING DETAILS RELATED TO WATER DISCHARGED

PARAMETER	FY 2021-22	FY 2020-21
Water discharge by destination and level of treatment (in kilolitres)		
(i) To Surface water		
- No treatment	Nil	Nil
- With treatment – please specify level of treatment	Nil	Nil
(ii) To Groundwater		
- No treatment	Nil	Nil
- With treatment – please specify level of treatment	Nil	Nil
(iii) To Seawater		
- No treatment	Nil	Nil
- With treatment – please specify level of treatment	Nil	Nil
(iv) Sent to third parties (CETP)		
- No treatment		
- With treatment – please specify level of treatment (Primary Treatment)	133,738.2	168,180
(v) Others		
- No treatment	Nil	Nil
- With treatment – please specify level of treatment	Nil	Nil
Total water discharged (in kilolitres)	**133,738.2**	**168,180**

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Third party assurance by DNV for FY2022 is under progress.

3. **Water withdrawal, consumption and discharge in areas of water stress (in kilolitres): For each facility/ plant located in areas of water stress, provide the following information:**

(i) **Name of the area:** Hyderabad, Pydibhimavaram

(ii) **Nature of operations:** Manufacturing

(iii) WATER WITHDRAWAL, CONSUMPTION AND DISCHARGE

PARAMETERS	FY 2021-22	FY 2020-21
Water withdrawal by source (in kilolitres)		
(i) Surface water	40,975	27,696
(ii) Groundwater	468,156	443,206
(iii) Third party water	110,925	175,470
(iv) Seawater/ desalinated water	0	0
(v) Others	334,593	317,791
Total volume of water withdrawal (in kilolitres)	954,649	964,164
Total volume of water consumption (in kilolitres)	950,874	961,594
Water intensity per rupee of turnover (Water consumed/ turnover)	4.3	4.9
Water discharge by destination and level of treatment (in kilolitres)		
(i) To Surface water		
- No treatment	Nil	Nil
- With treatment – please specify level of treatment	Nil	Nil
(ii) To Groundwater		
- No treatment	Nil	Nil
- With treatment – please specify level of treatment	Nil	Nil
(iii) To Seawater		
- No treatment	Nil	Nil
- With treatment – please specify level of treatment	Nil	Nil
(iv) Sent to third-parties		
- No treatment	Nil	Nil
- With treatment – please specify level of treatment	3,775 KL (primary treatment)	2,570 KL (primary treatment)
(v) Others		
- No treatment	Nil	Nil
- With treatment – please specify level of treatment	Nil	Nil
Total water discharged (in kilolitres)	**3,775**	**2,570**

Note: Indicate if any independent assessment/ evaluation/ assurance has been carried out by an external agency.

Third party assurance by DNV for FY2022 is under progress.

4. PLEASE PROVIDE DETAILS OF TOTAL SCOPE 3 EMISSIONS & ITS INTENSITY

PARAMETERS	UNITS	FY 2021-22	FY 2020-21
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF6, NF3, if available)	Metric tonnes of CO_2 equivalent	470,262	471,580
Total Scope 3 emissions per rupee of turnover	MT CO_2e/ INR Million*	2.2	2.5

**Based on IFRS financials*

Note: Indicate if any independent assessment/ evaluation/ assurance has been carried out by an external agency

Third party assurance by DNV for FY2022 is under progress.

5. **With respect to the ecologically sensitive areas reported at Question 10 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along with prevention and remediation activities**

Not applicable

6. IF THE ENTITY HAS UNDERTAKEN ANY SPECIFIC INITIATIVES OR USED INNOVATIVE TECHNOLOGY OR SOLUTIONS TO IMPROVE RESOURCE EFFICIENCY, OR REDUCE IMPACT DUE TO EMISSIONS/ EFFLUENT DISCHARGE/ WASTE GENERATED, PLEASE PROVIDE DETAILS OF THE SAME AS WELL AS OUTCOME OF SUCH INITIATIVES

SR. NO	INITIATIVE UNDERTAKEN	DETAILS OF THE INITIATIVE (WEB-LINK, IF ANY, MAY BE PROVIDED ALONG-WITH SUMMARY)	OUTCOME OF THE INITIATIVE
1	Fuel Substitution	Following fuel substitutions projects implemented during FY 2022 A. FTO 2 - Boiler fuel substitution - from Furnace Oil to Piped Natural Gas B. FTO 3 - Boiler fuel substitution - from Furnace Oil to Piped Natural Gas C. FTO 7 & 9 - Boiler fuel substitution - from Furnace Oil to briquette	FO consumption reduced by 2,008 KL as well as CO_2 emissions from FY2021
2	Energy Mix	Increased Renewable Energy consumption through Power Purchased Agreements (PPAs), JVC and Onsite Renewable Energy Generation	The overall percentage of Renewable Energy Consumption increased to 30% in India and resulted in reduction in CO_2 emissions from FY2021

7. **Does the entity have a business continuity and disaster management plan? Give details in 100 words/ web link**

Yes. Dr. Reddy's has adopted a business continuity and disaster management strategy focusing on the ability to provide and maintain an acceptable level of service in the face of any planned or unplanned interruption related onsite emergencies at its manufacturing facilities, IT, supply chain, etc.

In our pursuit of operational excellence, several change management initiatives are underway across our organization, including information technology and automation in the areas of manufacturing, research and development, supply chain and shared services. Accordingly, there are continuous efforts to also strengthen our data resiliency.

8. **Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard**

Not available

9. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts**

4.8%

PRINCIPLE 7: BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

ESSENTIAL INDICATORS

1. a. **Number of affiliations with trade and industry chambers/ associations: 7**

b. LIST THE TOP 10 TRADE AND INDUSTRY CHAMBERS/ ASSOCIATIONS (DETERMINED BASED ON THE TOTAL MEMBERS OF SUCH BODY) THE ENTITY IS A MEMBER OF/ AFFILIATED TO

SR. NO	NAME OF THE TRADE AND INDUSTRY CHAMBERS/ ASSOCIATIONS	REACH OF TRADE AND INDUSTRY CHAMBERS/ ASSOCIATIONS (STATE/NATIONAL)
1	National Council of the Confederation of Indian Industry (CII)	National
2	Board of Trade, Ministry of Commerce, Government of India	National
3	Indian Pharmaceutical Alliance	National
4	National Accreditation Board for Certification Bodies	National
5	The Life Sciences Advisory Committee	State
6	International Generic and Biosimilar medicines Association	National
7	Pharmaceutical Supply Chain Initiative (PSCI)	International

2. PROVIDE DETAILS OF CORRECTIVE ACTION TAKEN OR UNDERWAY ON ANY ISSUES RELATED TO ANTICOMPETITIVE CONDUCT BY THE ENTITY, BASED ON ADVERSE ORDERS FROM REGULATORY AUTHORITIES

NAME OF AUTHORITY	BRIEF OF THE CASE	CORRECTIVE ACTION TAKEN
	NIL	
	NIL	

LEADERSHIP INDICATORS

1. **Details of public policy positions advocated by the entity**

The Company works closely with various trade and industry associations. This includes industry representations to the government and/ or regulators. The Company performs the function of policy advocacy in a transparent and responsible manner while engaging with all the authorities and takes into account the Company's as well as the larger national interest. The Company believes that policy advocacy must preserve and expand the public good and thus, it does not advocates any policy change to benefit itself or a select few.

PRINCIPLE 8: BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

ESSENTIAL INDICATORS

1. DETAILS OF SOCIAL IMPACT ASSESSMENTS (SIA) OF PROJECTS UNDERTAKEN BY THE ENTITY BASED ON APPLICABLE LAWS, IN THE CURRENT FINANCIAL YEAR

NAME AND BRIEF DETAILS OF PROJECT	SIA NOTIFICATION NUMBER	DATE OF NOTIFICATION	WHETHER CONDUCTED BY INDEPENDENT EXTERNAL AGENCY (YES/NO)	RESULTS COMMUNICATED IN PUBLIC DOMAIN (YES/NO)	RELEVANT WEB LINK
-	-	-	-	-	-

2. **Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity**

Not applicable

3. **Describe the mechanisms to receive and redress grievances of the community**

Not applicable

4. PERCENTAGE OF INPUT MATERIAL (INPUTS TO TOTAL INPUTS BY VALUE) SOURCED FROM SUPPLIERS

	FY 2021-22	FY 2020-21
Directly sourced from MSMEs/ small producers	4.1%	3.4%
Sourced directly from within the district and neighbouring districts	71%	62.8%

LEADERSHIP INDICATORS

1. **Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above)**

Not applicable

2. PROVIDE THE FOLLOWING INFORMATION ON CSR PROJECTS UNDERTAKEN BY YOUR ENTITY IN DESIGNATED ASPIRATIONAL DISTRICTS AS IDENTIFIED BY GOVERNMENT BODIES

SR. NO.	STATE	ASPIRATIONAL DISTRICT	AMOUNT SPENT (IN INR)
1	Andhra Pradesh	Vizianagaram	13,096,862
2	Andhra Pradesh	Visakhapatanam	7,701,774

3. (a) **Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized/ vulnerable groups? (Yes/No)**

No, as stated in our Code of Business Conduct and Ethics (COBE), we do not discriminate on any basis while selecting our suppliers and provide equal opportunities for engagement to all potential suppliers. We encourage working with local suppliers or suppliers that are close to our facilities (including small-scale industries). However, we have not specifically considered marginalized/ vulnerable groups in our supplier qualifying criteria.

(b) **From which marginalized/vulnerable groups do you procure:**

Not applicable

(c) **What percentage of total procurement (by value) does it constitute:**

Not applicable

4. **Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge**

Not applicable

5. **Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved**

Not applicable

6. DETAILS OF BENEFICIARIES OF CSR PROJECTS

SR. NO.	CSR PROJECTS	NUMBER OF PERSONS BENEFITTED FROM CSR PROJECTS	% OF BENEFICIARIES FROM VULNERABLE AND MARGINALIZED GROUP
1	Quality education support serving low-income community	2,625	The CSR projects are implemented with an objective to reach out to the vulnerable and marginalised communities, including persons with disabilities, elderly, women and children from the less privileged socio-economic sections of the society
2	School Improvement Programme (SIP) in Government Schools	65,286	
3	School Construction	330	
4	Skilling & Employability Program for Youth	944	
5	Making Integrated Transformation for Resourceful Agriculture (MITRA)	40,400	
6	Farmer Livelihood Project	12,499	
7	Psychological health support	6,237	
8	Community Health Intervention Programme	51,718	
9	Healthcare support to Yanam Old Age Home	50	
10	Action for Climate and Environment	5,883	
11	COVID relief activities*	168,360*	
12	Community development initiatives	Community development initiatives were undertaken to help communities at large.	

**Multiple Covid relief initiatives were undertaken to support the communities during Covid second wave. 1,68,360 individuals benefitted directly through initiatives such as Covid testing and awareness programmes. In addition, a number of individuals benefitted indirectly through other initiatives like provision of medical infrastructure, PPEs, etc.*

PRINCIPLE 9: BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

ESSENTIAL INDICATORS

1. **Describe the mechanisms in place to receive and respond to consumer complaints and feedback**

We have a CSC helpline that receives calls, including complaints from consumers and directs them to relevant departments basis the nature of complaint. There are TAT (turnaround timelines) for each type of complaint at the various department levels, CSC only directs it to the respective internal stakeholder

2. TURNOVER OF PRODUCTS AND/ SERVICES AS A PERCENTAGE OF TURNOVER FROM ALL PRODUCTS/ SERVICE THAT CARRY INFORMATION ABOUT

	AS A PERCENTAGE OF TOTAL TURNOVER
Environmental and social parameters relevant to the product	Not available
Safe and responsible usage	
Recycling and/or safe disposal	

3. NUMBER OF CONSUMER COMPLAINTS IN RESPECT OF THE FOLLOWING:

	FY 2021-22			FY 2020-21		
	RECEIVED DURING THE YEAR	PENDING RESOLUTION AT END OF YEAR	REMARKS	RECEIVED DURING THE YEAR	PENDING RESOLUTION AT END OF YEAR	REMARKS
Data Privacy	-	-	-	-	-	-
Advertising	-	-	-	-	-	-
Cyber-security	-	-	-	-	-	-
Delivery of essential services	-	-	-	-	-	-
Restrictive Trade Practices	-	-	-	-	-	-
Unfair Trade Practices	-	-	-	-	-	-
Other	-	-	-	-	-	-

4. DETAILS OF INSTANCES OF PRODUCT RECALLS ON ACCOUNT OF SAFETY ISSUES

	NUMBERS	REASONS FOR RECALL
Voluntary recalls	24	1. Recalled due to out of specification results in various tests. 2. Recalled due to incidents reported. 3. Recalled due to various market complaints received.
Forced recalls	Nil	-

5. **Does the entity have a framework/ policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy**

The Company is in process of finalising the Policy.

6. **Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty/ action taken by regulatory authorities on safety of products/ services**

No such incident.

LEADERSHIP INDICATORS

1. **Channels/ platforms where information on products and services of the entity can be accessed (provide web link, if available)**

There are different websites/ platforms for various businesses:

https://www.drreddys.com/india/portfolio/top-brands/

https://www.drreddys.com/russia-en/products/product-list/

https://www.drreddys.com/united-states/our-products/

https://www.drreddys.com/germany/our-products/

https://www.drreddys.com/united-kingdom/our-products/

https://api.drreddys.com/product

2. **Steps taken to inform and educate consumers about safe and responsible usage of products and/or services**

Dr. Reddy's conducts promotional and non-promotional meetings. In these meetings, we educate Clinical Pharmacy (CPs) on responsible usage of our products. Our new products also carry a detailed information leaflet on the safe use of the product.

3. **Mechanisms in place to inform consumers of any risk of disruption/ discontinuation of essential services**

During the year, there were no major critical service disruptions.

4. **Does the entity display product information on the product over and above what is mandated as per local laws (Yes/ No/ Not Applicable) If yes, provide details in brief**

The Company understands the importance of fair disclosure of the description of its products and thereby, ensures to disclose, truthfully and factually, such relevant information including risks about the product, as may be required statutorily, through labelling so that the consumers can exercise their freedom to consume in a responsible manner. The Company has always believed in being transparent with its customers by providing all the relevant details.

Did your entity carry out any survey with regard to consumer satisfaction relating to the major products/ services of the entity, significant locations of operation of the entity or the entity as a whole

The Company engages with its consumers on an ongoing basis and conducts methodical research on their satisfaction with respect to its products.

5. **Provide the following information relating to data breaches:**

a. **Number of instances of data breaches along-with impact: Nil**

b. Percentage of data breaches involving personally identifiable information of customer: Nil



Management Discussion and Analysis

Note

(1) FY2022 represents fiscal year 2021-22, i.e., from 1 April 2021 to 31 March 2022 and analogously for FY2021 and previously such labelled years.

(2) Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on the Company's consolidated results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(3) Our reporting currency is in Indian rupees (INR). In instances where we have also given numbers in US dollars (USD), we have used an exchange rate of INR 75.87 = USD 1 for FY2022. In order to maintain comparability and to eliminate losses/gains purely on account of exchange rate fluctuations vis-à-vis the previous accounting year, we have used the same exchange rate (i.e. INR 75.87 = USD 1) for FY2021, purely for comparison purposes.

Good Health Can't Wait.

Driven by this motto, Dr. Reddy's Laboratories Ltd. ('Dr.Reddy's' or 'the Company') is committed to accelerating global and local access to affordable and innovative medicines to help patients lead healthier lives, creating healthy ecosystems and strong communities.

'Good Health Can't Wait' commits us to meet five promises, which are:

1. Bringing expensive medicines within reach
2. Addressing unmet patient needs
3. Helping patients manage disease better
4. Working with our partners to help them succeed
5. Enabling our partners to ensure that Dr. Reddy's medicines are available when and where needed

As an integrated global pharmaceutical enterprise, we mainly operate across three core business segments. These are:

Global Generics (GG), which includes branded and unbranded prescription medicine as well as over-the-counter (OTC) pharmaceutical products. It also includes the biosimilars business.

Pharmaceutical Services & Active Ingredients (PSAI), comprising Active Pharmaceutical Ingredients (APIs) and Aurigene Pharmaceutical Services (APSL).

Proprietary Products (PP), which mainly consists our differentiated formulations business, focusing on certain key medical needs.



The key highlights of Dr. Reddy's consolidated performance are given below:

CONSOLIDATED FINANCIAL RESULTS FOR FY2022 UNDER IFRS

₹ 214.4 billion
Revenues
13%

₹ 113.8 billion
Gross Profit
10%

₹ 51.4 billion
EBITDA
8%

₹ 29.5 billion
Operating Profit
21%

₹ 32.3 billion
Profit Before Taxes (PBT)
22%

₹ 23.6 billion
Profit after taxes (PAT)
37%

₹ 141.69
Diluted earnings per share (EPS)

Growth over previous year

Through our portfolio of products and services, we operate in multiple therapeutic areas. Of these, the major ones are (i) gastrointestinal, (ii) oncology, (iii) cardiovascular, (iv) pain management, (v) central nervous system (CNS), (vi) respiratory and (vii) anti-infective.

We are present in several countries across the globe. Our key geographies are the US, Europe, India, Russia, Commonwealth of Independent States (CIS) countries, South Africa, China, Brazil, Australia and some other markets.

The FY2022 brought with it a diverse set of headwinds. It began with the severe second wave of COVID-19 impacting us during the initial months of the year; then we witnessed increased pricing pressure in the US, Europe and certain emerging markets; this was followed by high commodity prices which burdened our profitability; and it ended with conflict between Russia and Ukraine — both countries where we have business presence.

We rose to all these challenges. We ensured minimal impact to operations due to COVID-19 related disruptions; we improved our profitability through maximum leverage of the business opportunities presented to us, while growing our base business; and we continued our efforts to provide COVID-19 medications across the world. We also ventured into a new business called Svaas Wellness, an integrated cashless digital health platform and acquired a Company in Germany that focuses on medical cannabis in our quest for exploring new avenues of long-term growth. We were able to grow our businesses across North America, Europe, India and several emerging economies. However, our PSAI business saw a decline over previous year.

We continued our efforts towards greater cost controls and increased productivity as we carried on investing in digitalization initiatives across our businesses, manufacturing facilities and brand development activities in emerging economies including India, Russia and others. These helped us to become more efficient and improve our profits, while ensuring long term strategic growth.

IMPROVEMENTS IN REVENUE AND EBITDA IN FY2022 WERE MAINLY DUE TO THE FOLLOWING FACTORS.

1. **Continued growth momentum in the branded generics markets.** Thanks to improved base business performance, sale of COVID-19 products as well as the launch of new products, we continued our growth momentum across the key branded generics markets of India, Russia and other emerging markets.
2. **Sustained performance in the generics markets of US & Europe.** We witnessed decent growth in the US and Europe — driven by base business and some meaningful new product launches. Equally, it needs stating that the growth was constrained by increased pricing pressure on some of our products.
3. **Continuation of productivity improvement measures while investing for future.** Our journey to curtail costs through higher productivity and waste reduction across our businesses and by creating a leaner and more efficient throughput structure continued this year as well. The initiatives undertaken to drive cost efficiencies and productivity improvement across manufacturing, procurement and R&D expenditures played a significant part in improving the financial performance of the Company. While focusing on productivity, we made significant investments to build people and digital capabilities, brands and product pipeline — all with an eye to benefit future growth.
4. **Divestment of non-core brands.** To focus on our core business and growth brands, we divested some of our brands belonging to Proprietary Products as well as a few from India and Emerging Markets that formed part of our global generics segment.

Our profit, however, was impacted due to impairment charge taken on certain products under development and on one of our manufacturing plants, which will be discussed later.

A SNAPSHOT OF PERFORMANCE

GLOBAL GENERICS (GG)

- **Revenue from GG in FY2022 was ₹ 179.2 billion,** which was an increase of 16% compared to the previous year. This growth occurred across all markets, with strong performances witnessed in Russia, India and some other Emerging Markets.

As on 31 March 2022, we had 90 US generic filings pending for approval



- **Revenue from North America Generics (NAG) was ₹ 74.9 billion,** with a growth of 6% versus FY2021. This growth was supported by the launch of 17 new products during the year. Of these, the major new launches were Icosapent Ethyl capsules, Vasopressin injection, Ertapenem injection and Valsartan tablets. It should be noted that while there was a healthy growth in sales volume of our existing products, this was offset by pricing pressures on some of our key products, such as Buprenorphine and Naloxone sublingual films, Ciprofloxacin Dexamethasone, Dimethyl Fumarate and Liposomal Doxorubicin.

  In FY2022, Dr. Reddy's filed seven new Abbreviated New Drug Applications (ANDAs) with the US Food and Drug Administration (USFDA). As on 31 March 2022, we had 90 generic filings pending approval from the USFDA. These comprise 87 ANDAs and three New Drug Applications (NDAs) filed under the Section 505(b)(2) route of the US Federal Food, Drug and Cosmetic Act. Of the 87 ANDAs, 44 are Para IV applications and we believe that 24 of these have 'First to File' status.
- **Revenue from Europe was ₹ 16.6 billion,** representing a growth of 8% compared to FY2021. This was primarily due to expansion of the base business across our European markets, new product launches, but was partially offset due to pricing pressures on some of our products.
- **Revenue from Emerging Markets was ₹ 45.7 billion,** or a growth of 30% compared to FY2021. This was driven by an improvement in our base business performance, new product launches, sale of COVID related products and scaling up of business in some of our newer markets. We also divested a few of our non-core brands in Russia and CIS — which further aided revenue growth.
  - **Revenue from Russia was ₹ 20.9 billion,** representing a year-on-year growth of 32%. This was driven by improved base business performance, launch of new products during the year and divestment of some brands.
  - **Revenue from other CIS countries and Romania was ₹ 8.3 billion,** or an annual growth of 11%.
  - **Revenue from Rest of the World (RoW) territories was ₹ 16.5 billion,** or a year-on-year growth of 40%.
- **Revenue from India was ₹ 42.0 billion,** which represented a growth of 26% over FY2021. This was primarily attributable to an increase in both sales volume and prices of our existing products, along with additional revenues from the launch of new products. The growth was also aided by divestment of a few non-core brands during the year. During FY2022, we launched 20 new brands in India, including the Sputnik-V vaccine for COVID-19.

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS (PSAI)

Revenues from PSAI stood at ₹ 30.7 billion, which represents a decline of 4% compared to FY2021. This was mainly on account of a decrease in sales volumes and prices of our existing products, partially offset by launches of new products. Growth was also affected by the normalization of inventories held with customers due to the stocking-up that occurred in FY2021. During the year, we filed 139 Drug Master Files (DMFs) worldwide, including ten in the US.

PROPRIETARY PRODUCTS (PP)

- **Revenue from PP was ₹ 1.6 billion.** This translated to a growth of 208% and was primarily due to the recognition of ₹ 1.1 billion from a license fee associated with the sale of our US and Canada territory rights for ELYXYB® (Celecoxib oral solution) 25 mg/ml, to BioDelivery Sciences International, Inc. during FY2022.

GLOBAL PHARMACEUTICAL MARKET OUTLOOK[1]

Over the last year, the COVID-19 pandemic has shifted into a new phase with cyclical emergence of new variants disrupting the healthcare systems and markets across the world. Use of medicines was affected across relevant

[1] *The outlook and the key trends discussed in this Section are primarily from 'The Global Use of Medicines 2022 Outlook to 2026' by IQVIA Institute and from various other publicly available sources.*

therapy areas with varied timing and impect. Of late, however, with increased data and information, the industry is moving closer to pre-pandemic patterns. There are reasons to be optimistic with the way global health systems have adapted and responded to extraordinary situations with rapid development and widespread use of vaccines along with improved therapies.

Though estimates vary considerably, research now suggests that people may have long-term complications of the COVID-19 infection. Research is ongoing to develop therapies to address these symptoms where existing medicines are ineffective and, as the pandemic continues, the ultimate size of this affected population remains uncertain but seems to be growing.

With the periodic emergence of new viral variants, the global market may witness short term fluctuations. In the longer term, however, the impact is expected to be muted and the world's pharmaceutical market ought to return to pre-pandemic growth rates.

According to IQVIA's recent report on medicine usage, global medicine spending is forecasted to reach $1.8 trillion by 2026, increasing at a rate of 3% to 6% annually. Trends in medicine use and spending have been impacted by the short term effects of COVID-19, with a cumulative reduction in spending of $175 billion expected through 2026 compared to the pre-pandemic outlook.

The largest driver of expenditure on medicine over the next five years is expected to be COVID-19 vaccinations which could generate more than $300 billion in spending — not only because of the increasing number of people being vaccinated and the speed with which this is expected to be achieved but also on account of repeated booster shots.

Global biosimilar drugs are expected to see a 61% aggregate increase over the next five years with a 9% to 12% CAGR through 2026. Combined with lower cost of generics, the impact of exclusivity losses will rise to $188 billion over the next five years, with a large part of it coming from biosimilars.

To counter this, global spending on medicines will be driven by investments in innovation, with launches of new medicines at an average of 54 to 64 new active substances per year. Specialty medicines will represent about 45% of global spending in 2026 and almost 60% of total spending in developed markets.

Table 1 shows the five-year CAGR of the top 20 therapy areas in terms of global spending.

TABLE 1 TOP 20 THERAPEUTIC AREAS, THE FIVE YEAR CAGR AND GLOBAL SPENDING

TOP THERAPY AREAS	5 YEAR CAGR 2022-26	ESTIMATED 2026 SPENDING ($ BN)
Oncologics	9-12%	306
Immunology	6-9%	178
Antidiabetics	6-9%	173
Neurology	3-6%	151
Anticoagulants	8-11%	87
Cardiovascular	4-7%	87
Respiratory	5-8%	71
Pain	6-9%	70
HIV antivirals	3-6%	45
Antibacterials	2-5%	41
GI products	4-7%	37
Ophthalmology	3-6%	26
Vaccines ex Covid	-1-2%	26
Dermatologics	8-11%	25
Lipid regulators	5-8%	23
Hospital solutions	2-5%	22
Anti-ulcerants	1-4%	20
Blood coagulation	5-8%	19
Traditional Chinese medicines	-1-2%	16
Cough cold, incl. flu antivirals	-1-2%	5



The two leading global therapy areas — oncology and immunology — are forecasted to grow by 9% to 12% and 6% to 9% CAGR, respectively, up to 2026, lifted by significant increases in new treatments and medicine use. Oncology spending is expected to increase by 63% over the next five years and is projected to add 100 new treatments in this period.

REGION WISE OUTLOOK:

- **US:** The US market is forecasted to grow at 0% to 3% CAGR over the next five years, down from 3.5% in the past five years. The reduction is largely on account of patent expiries and new generic and biosimilar competition. In this period, more than 250 new active substances (NAS) are expected to be launched in the US; and, in the aggregate, new products are expected to contribute $114 billion in spending.
- **Europe:** Spending on medicine in European markets is expected to increase significantly due to investments in innovation. This will be offset by loss of exclusivity in the top European countries — which is expected to triple over the next five years, with more than half of this impact due to biosimilars.
- **China:** China's growth remains the largest driver of the pharmerging markets growth and its spending is expected to increase at 2.5% to 5.5% CAGR up to 2026. Since 2017, the National Reimbursement Drug List (NDRL) has been updated annually. This has enabled companies in getting quicker reimbursements which, in turn, has led to new drugs reaching patients sooner than before. Pharmaceutical spending growth in China is expected to accelerate post-COVID, driven almost entirely by new original medicines.

Global biosimilar drugs are expected to see a 61% aggregate increase over the next five years with a 9% to 12% CAGR through 2026.

- **India:** The Indian pharma industry has grown 10 times in the last two decades driven by its strength in the global generics space. It now supplies around 40% of generics in the US and caters to over 60% of the global vaccine demand. Going forward, it is tipped to be one of the fastest growing markets, with an expected CAGR of around 11%. To move up the value chain beyond the generics, India has multiple opportunities in specialty pharma, biosimilars and novel biological drugs, vaccines and preventives and other areas of unmet needs. There is a huge potential for the country to establish as the global innovation hub of the future.
- **Russia:** Russia has prepared a new strategy for the pharmaceutical sector for 2030, with more focus on the development of biological and pathogenetic drugs. This road map should also create conditions for more active production within the country. Prior to the conflict with Ukraine, Russian market was expected to show strong growth with a CAGR of around 11.4%. With numerous countries imposing sanctions on Russia, it is now unclear as to how the pharmaceutical industry will perform in the near future.

Similar to last couple of annual reports, we believe that some major changes will persist in the industry over the next few years. With access to a large number of analytical, artificial intelligence (AI) and machine learning tools to gather and analyse data, we believe it is time for pharma companies to employ digitalization at a much greater scale and move beyond the conventional models to solve future challenges and reap more rapid benefits.

Some key trends that are likely to emerge over the next few years are given below.

- **Digital Manufacturing:** Pharma executives are looking at Industry 4.0 manufacturing techniques as solutions to rising complexity and costs in manufacturing. Smart autonomous factories managed with data and machine learning should lower pharma manufacturing costs, improve quality and reduce capacity constraints. Smart connected factories are expected to yield savings of 20% or more, while improving quality and making deliveries more reliable. The emergence of personalized medicine with drugs tailored to individual patients also means more complex processes — solutions to which are expected to be provided through various smart manufacturing processes.
- **Developing Digital/Decentralised Clinical Trials:** COVID-19 has accelerated the decentralization and digitalization of clinical trials. First-mover pharmaceutical companies will use digital tools to accelerate speed to market. Various reports suggest that 70% of the contract research organizations (CROs) found that their trials were disrupted by COVID-19; and 32% of trials went virtual during the pandemic. We predict significant growth in data-enabled trial designs in the near future — as these would tend to strongly increase a drug's likelihood of success, cause fewer delays and protocol amendments and, hence, increase speed to market.
- **Healthcare M&A: Record-High Valuations:** Strategic healthcare M&A rebounded in 2021 from the pandemic-ravaged 2020. What is different this time, though, is that the cost of acquisitions has become dramatically more expensive in most areas, with deal multiples reaching the highest level in decades. The median healthcare deal fetched 20 times forward-looking enterprise value (EV)/ EBITDA in 2021 — which was five times higher than in 2019, the last time that M&A volumes were as high.
- **Scaling Digital for End-to-End Transformation:** As companies push digital across the value chain, we are seeing this transformation being tackled head on by executive leaderships at the senior-most levels. There has been a conscious shift from 'doing digital', i.e., applying digital capabilities in an ad hoc manner, to 'being digital' — which is incorporating a differentiating digital strategy and incorporating it into the organisation's DNA.
- **Pandemic-led Reinvention of Healthcare Delivery:** As healthcare is getting personal, demand for teleconsultations with continuous monitoring has soared — with 38x higher demand than before the pandemic. Such a huge increase has led to higher investments in this space which will push companies to innovate and find newer models to enhance virtual healthcare delivery.
- **Pharmacovigilance Market to Scale Up:** Increase in digital central trials and accelerated speed to market of medicines and vaccines amplify the need for better drug quality and prevention of adverse side effects. Pharmacovigilance's ultimate goal is to optimize the benefit-risk ratio of healthcare products usage by sharing accurate information with patients and healthcare professionals. It is anticipated that the global pharmacovigilance market will grow at a CAGR of 13% till 2028.
- **Surge in Prescriptions for Medical Marijuana:** The perception of marijuana as a medicine is changing. Healthcare professionals have pointed out the benefits that have become evident when using medical marijuana for pain reduction, mood regulation, digestive functions and vascular health, among other conditions. Studies have shown that this is an effective method for the treatment of chronic pain and is safer than many alternate options. Its market is expected to grow at a CAGR of 18%, with North America holding the largest share of global market.
- **Strategic Partnerships and Digital Transformation for a Resilient Supply Chain:** Developments post the COVID-19 pandemic, and more recently during the Russia-Ukraine conflict, have amplified the need for pharma companies to have multiple sources of supply spread across different geographies. This will enable companies to quickly switch production from highly affected to lesser impacted territories. Pharmaceutical manufacturers are

working with API manufacturers to brainstorm ways to increase output and make sure they are getting medicines exactly where it was needed to avoid stockouts. Some of the key emerging trends in the industry are:

(i) Smart manufacturing with automation of the packaging process.

(ii) Blockchain technology to detect low standard medicines and processes at every step from production to distribution of drugs and end to end traceability in the suppy chain

- **Pharmacogenomics:** Pharmacogenomics, i.e., to develop effective medications that can be prescribed based on a person's genetic makeup, is one of the major emerging trends in the field of medical science and is greatly influencing the drug development process. As the industry moves towards a patient-centric care model with focus on precision medicines, we could see a surge in pharmacogenomics.
- **Reimagining Work Experience with New Operating Models:** With the 'Great Resignation' impacting almost all the industries, employers are looking at ways to create a more meaningful work experience. Given an increasing volume of distributed remote work, organisations are revaluating their network costs and operating models. Many older workers are choosing early retirement and more than 40% of global workforce is looking for new jobs. By 2025, it is estimated that 40% of core skills will change for workers. Going forward, life sciences industry will not only be competing from within but also outside the industry for the same digital and data talent.
- **Increased Adoption of ESG:** ESG is expected to remain at the forefront as companies face enhanced disclosures and new global standards requirements. Especially post-Covid, the industry in general has focused its attention on developing and strengthening its ESG initiatives to bolster societal impact and changes in terms of long term sustainable growth.



DR. REDDY'S MARKET PERFORMANCE, FY2022

NORTH AMERICA GENERICS (NAG)

NAG is Dr. Reddy's largest market. In FY2022, it contributed to around 42% of the Company's GG sales and 35% of overall sales.

Revenue from the region for FY2022 was ₹ 74.9 billion (US$ 1.0 billion), representing a growth of 6% over the previous year. The year witnessed higher price erosion due to increased competition across some of our major products. However, this was significantly offset by an increase in volumes for some of our base products and contribution from new product launches — the important ones being Icosapent Ethyl capsules, Vasopressin injection, Ertapenem injection and Valsartan tablets. Growth was further aided by the strengthening of the US dollar against the Indian rupee. Some key developments were:

- Launched Icosapent Ethyl capsules, 1 gm, as an adjunct to diet to reduce triglyceride levels in adult patients with severe hypertriglyceridemia.
- Launched Vasopressin injection, USP, an authorized generic version of Vasostrict®, used to treat the symptoms of diabetes insipidus and abdominal radiation effects.
- Launched Ertapenem injection, 1 gm vial, a therapeutic equivalent generic version of Invanz®, used to treat severe infections of the skin, lungs, stomach, urinary tract, blood and brain.
- Launched Valsartan tablets USP, a therapeutic equivalent generic version of Diovan®, used to treat high blood pressure and heart failure.
- Gained market share in certain key products, such as Ciprofloxacin Dexamethasone and Isotretinoin.
- Filed seven new ANDAs which comprise some complex products and are across different dosage forms.

Our current priority includes accelerating development and launch of new products and increasing the market share of existing products through both traditional marketing and digital channels. The strategy is to significantly expand our portfolio and ensure right cost structures for our products to be able to compete in this highly competitive market.

We will continue to focus on complex formulations, primarily injectable and oral solid dosage forms, as well as OTC brands in the medium term and biosimilars and differentiated formulations in the longer term.

₹ 74.9 billion
Revenue from NAG for FY2022

EUROPE

Revenue from Europe in FY2022 was ₹ 16.6 billion, representing a growth of 8% versus the previous year. This growth was due to increased revenues in Germany, UK, Italy, France and Spain, propelled by high volume growth and new product launches across all our markets. However, the revenue growth was partially offset by price erosion in some of our products.

Currently, Europe comprises 9% of our global generics sales. In the medium to long-term, we expect it to grow by leveraging our in-house portfolio of generics and biosimilars, by seeking in-licensing opportunities and by entering and scaling up business in new markets. During the current year, we acquired Nimbus Health GmbH, licensed pharmaceutical wholesaler focusing on medical cannabis in Germany. We expect it to be a growth driver in the medium to long term.

₹ 16.6 billion
Revenue from Europe for FY2022

EMERGING MARKETS

Revenue from Emerging Markets for FY2022 was ₹ 45.7 billion, representing a growth of 30% versus the previous year. Significant part of the growth has been on account of increased revenues from our base business, new product launches and scaling up of business in Russia, CIS countries, Romania and Rest of the World markets. Growth was also aided by the sale of COVID-19 related products in some markets and from the divestment of a few of our non-core brands in Russia and CIS.

Revenue from Russia for FY2022 was ₹ 20.9 billion, representing an increase of 32% over the previous year. This growth was contributed by significant improvement in the base business performance, new products launched during the year and brands divestment. The growth was 38% in terms of the local currency (ruble).

In Russia, our key products — such as Nise, Omez, Nasivin, Cetrine and Ibuclin — were ranked among the top 200 best-selling formulation brands, as per IQVIA in its report for the 12-month period ended 31 March, 2022.

Revenue from CIS countries and Romania was ₹ 8.3 billion, representing 11% growth over the previous year. The growth was led by increase in base business largely in Romania and Kazakhstan including certain tender sales.

Revenue from our Rest of the World markets (which includes Brazil, China, South Africa, Australia and certain other countries) was ₹ 16.5 billion, representing 40% growth over the previous year. This was primarily led by growth in base business in Brazil and South Africa as well as scaling up in the markets such as Jamaica, Chile and Vietnam. Growth was further aided by sale of COVID-19 products in some countries.



Our focus is to improve market share in chosen therapeutic areas through growth in existing products as well as new launches. Our strategy for Emerging Markets is to build a healthy pipeline including differentiated and oncology products and expansion of biosimilars. We will focus on further scaling up in our major markets, which include Russia, China, Brazil and South Africa.

₹ 45.7 billion
Revenue from Emerging Markets for FY2022

INDIA

Revenue from India in FY2022 was ₹ 42.0 billion, or a growth of 26% compared to the previous year. According to IQVIA in its report for the 12-month period ended 31 March 2022, our growth has been 23.2%. Our market rank in terms of sales value was 12th as per MAT (March 2022). Our growth has been on account of an improved base business performance both in terms of sales volumes and prices as well as revenues from launch of new products during the year. Growth was also aided by revenue from divestment of a few non-core brands.

During the year, we launched 20 brands in India, including Sputnik-V (COVID-19 vaccine), 2-deoxy-D-glucose (2DG) and Vicra. As per IQVIA, fifteen of our brands — Omez, Omez-D, Bro-Zedex, Atarax, Zedex, Practin, Razo-D, Econorm, Ketorol, Dext-SL, Nise, Stamlo, Mintop, Tryptomer and Voveran — are among the top 300 brands of the Indian pharmaceuticals market.

In the near term, we will continue to drive productivity improvement and focus on our core therapeutic areas and big brands. In the medium to long-term, our strategy is to build a healthy pipeline of differentiated products in relevent therapies including biosimilars and expand our presence in areas such as nutraceuticals.

₹ 42 billion
Revenue from India for FY2022

PSAI

The PSAI business recorded revenue of ₹ 30.7 billion in FY2022, which was a decline of 4% as compared to the previous year. In FY2022 we filed 139 drug master files (DMFs) globally, of which 10 were in the US.

The PSAI segment primarily consists of our business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as APIs, which are the principal ingredients for finished pharmaceutical products. APIs become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. We also serve our customers with incremental value-added products including semi-finished and finished formulations. This segment also includes our contract research services business and our manufacture and sale of APIs and steroids in accordance with specific customer requirements.

Our strategy of building a sustainable and growing business involves new product launches and ramping up of base businesses in key geographies. We will also leverage our relationships with key customers by supplying materials that have value addition instead being 'plain-vanilla' APIs. We aim to be a partner of choice for international pharmaceutical companies and achieve leadership through costs and service.

₹ 30.7 billion
Revenue from PSAI for FY2022

PROPRIETARY PRODUCTS (PP)

The PP business recorded a revenue of ₹ 1.6 billion in FY2022, a growth of 208%. This was primarily on account of recognizing during the year ₹ 1,084 million from a license fee associated with the sale of our US and Canada territory rights for ELYXYB® (Celecoxib oral solution) 25 mg/ml, to Bio Delivery Sciences International, Inc.,

Our strategy is to out-license our portfolio in multiple markets and earn revenues arising out of monetization of such assets and subsequent royalties.

AURIGENE DISCOVERY TECHNOLOGIES LIMITED (ADTL)

ADTL is our wholly owned subsidiary and is a clinical stage biotech Company committed to bringing novel therapeutics for the treatment of cancer and inflammation. It recorded revenue of ₹ 2.9 billion in FY2022, or a growth of 2%. It is reported as part of our 'Others' segment.

USFDA AUDITS: AN UPDATE

We remain fully committed to following high standards of quality and we strive towards further strengthening of our quality management systems and processes for sustainability. Our plans to enhance quality management systems and operations include improvements in the rigor of investigations and document control systems, standardization of instrument calibrations, strengthening controls with respect to information technology as well as shop floor training programs. Moreover, we are committed to simplifying and standardizing standard operating procedures and batch records at the shop floor.

We continuously undertake operational improvements such as shop floor supervision, process walks, engineering, implementation of electronic batch records to eliminate manual errors and focus on robustness of processes. We are fully committed to produce safe and efficacious products for our patients.

Our facilities are fully compliant with the USFDA regulations. Currently, the status for all our facilities is either 'NAI', which means 'No Action Initiated' or 'VAI' which means 'Voluntary Action Initiated'.

FINANCIALS

Table 2 gives the abridged IFRS consolidated revenue performance of Dr. Reddy's for FY2022 compared to FY2021. **Table 3** gives the consolidated income statement.

TABLE 2 CONSOLIDATED REVENUE MIX BY SEGMENT , IFRS CONSOLIDATED (MILLION)

PARTICULARS	FY2022			FY2021			GROWTH %
	($)[a]	(₹)	%	($)[a]	(₹)	%	
Global Generics	2,362	179,170	83.6	2,035	154,404	81.4	16
North America		74,915			70,494		6
Europe*		16,631			15,404		8
India		41,957			33,419		26
Emerging Markets#		45,667			35,087		30
Pharmaceutical Services and Active Ingredients (PSAI)	405	30,740	14.3	422	31,982	16.8	(4)
Proprietary Products & Others	59	4,481	2.1	44	3,336	1.8	34
Total	**2,826**	**214,391**	**100**	**2,501**	**189,722**	**100**	**13**

* *Europe primarily includes Germany, the UK and out-licensing sales business, Italy, France and Spain.*
# *Emerging Markets refer to Russia, other CIS countries, Romania and Rest of the World markets, excluding India.*
[a] *INR to USD exchange rate for FY2022 is INR 75.87 = USD 1. For the sake of comparability and to eliminate gains/losses purely on account of exchange rate fluctuations between the two reported years, we use the INR to USD exchange for FY2022 also for FY2021.*

TABLE 3 CONSOLIDATED INCOME STATEMENT, IFRS CONSOLIDATED (MILLION)

PARTICULARS	FY2022			FY2021			GROWTH %
	($)[a]	(₹)	%	($)[a]	(₹)	%	
Revenues	2,826	214,391	100	2,501	189,722	100.0	13
Cost of Revenues	1,325	100,551	46.9	1,142	86,645	45.7	16
Gross Profit	1,500	113,840	53.1	1,359	103,077	54.3	10
Operating Expenses							
Selling, General & Administrative expenses	818	62,081	29.0	720	54,650	28.8	14
Research and Development expenses	230	17,482	8.2	218	16,541	8.7	6
Impairment of non-current assets	100	7,562	3.5	113	8,588	4.5	(12)
Other operating (income)	(36)	(2,761)	(1.3)	(13)	(982)	(0.5)	181
Results from operating activities	389	29,476	13.7	320	24,280	12.8	21
Finance (income), net	(28)	(2,119)	(1.0)	(22)	(1,653)	(0.9)	28
Share of (profit) of equity accounted investees, net of income tax	(9)	(703)	(0.3)	(6)	(480)	(0.3)	46
Profit before income tax	426	32,298	15.1	348	26,413	13.9	22
Income tax expense	115	8,730	4.1	121	9,175	4.8	(5)
Profit for the period	311	23,568	11.0	227	17,238	9.1	37
Diluted earnings per share (EPS)	1.87	141.69		1.37	103.67		37

(a) INR to USD exchange rate for FY2022 is INR 75.87 = USD 1. For the sake of comparability and to eliminate gains/losses purely on account of exchange rate fluctuations between the two reported years, we use the INR to USD exchange for FY2022 also for FY2021.

REVENUE

Total revenue grew by 13% to ₹ 214,391 million in FY2022. Growth was primarily aided by increase in volume and new product launches across our businesses including sale of COVID-19 products, but partially offset by price erosion in North America (the US and Canada), Europe and a few Emerging Markets. Growth was also on account of revenues from divestment of a few of our non-core brands in Russia and India and recognition of a license fee in our Proprietary Products segment during the year.

GROSS PROFIT

Gross profit increased by 10% to ₹ 113,840 million in FY2022. The gross profit margin was 53.1% in FY2022 – representing a decrease of 120 basis points compared to FY2021. The gross profit margin for GG was 57.6%. The GG gross profit margin was largely impacted due to price erosion in the US, Europe and certain emerging markets and reduction in export benefits, partially offset by benefits from the cost optimization initiatives taken by the Company and a favorable product mix. For the PSAI business, the gross profit margin was 22.2%. PSAI's gross profit margin decreased primarily on account of price erosion for some of our products and reduction in export benefits.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

SG&A expenses rose by 14% to ₹ 62,081 million in FY2022. This was largely due to increase in personnel costs primarily on account of increased head count and annual increments; higher investments towards brand building and marketing activities; increase in royalty fees; and growth in legal and professional expenses. The increase was also attributable to the normalization of travel and other expenses which were lower last year due to COVID-19. *SG&A accounted for 29.0% of sales in FY2022, which was in line with that of last year.*

R&D EXPENSES

R&D expenses for FY2022 were ₹ 17,482 million, or 8.2% of revenue, versus 8.7% in FY2021. The R&D spends in FY2022 increased by 6% over the previous year due to an increase in the development activities relating to our biosimilars and drug discovery businesses.



Gross profit increased by 10% to ₹ 113,840 million, translating to a gross profit margin of 53.1% for FY2022.

IMPAIRMENT OF NON-CURRENT ASSETS

In FY2022, there has been an impairment charge of ₹ 7,562 million which pertains to:

a) ₹ 4,337 million for the product Tepilamide Fumarate Extended Release Tablets (PPC-06), forming part of the Company's Proprietary Products segment. During the year, there has been a significant decrease in market potential as a result of adverse market conditions for this product.

b) ₹ 3,051 million for the assets and goodwill forming part of the Company's wholly owned subsidiary - Dr. Reddy's Laboratories Louisiana LLC, USA (Shreveport). During FY2022, this entity witnessed a significant decline in cash flows of products due to increased competition leading to lower volumes.

c) ₹ 174 million on other product intangibles and goodwill pertaining to some products belonging to the global generics segment, where the Company determined that there was a decrease in market potential.

NET OTHER INCOME

Net other income was ₹ 2,761 million in FY2022 versus ₹ 982 million in FY2021. This income was higher primarily on account of recognition of an income of ₹ 1,064 million towards sale of all of our rights relating to our anti-cancer agent E7777 (Denileukin Diftitox) to Citius Pharmaceuticals, Inc. during FY2022.

NET FINANCE INCOME

Net finance income was ₹ 2,119 million in FY2022 versus ₹ 1,653 million in FY2021.

NET PROFIT

Net profit increased by 37% to ₹ 23,568 million in FY2022. This represents a PAT margin of 11.0% of revenues versus 9.1% in FY2021. In FY2022, the effective tax rate was lower as compared to FY2021 largely on account of a rise in the proportion of our profits from lower tax jurisdictions and due to an increase in income from sale of capital assets, which is taxable at a lower rate.

LIQUIDITY AND CAPITAL RESOURCES

The data is given in **Tables 4 and 5.** Cash generated from operating activities in FY2022 was ₹ 28,108 million. Investing activities comprised a net outflow amounting to ₹ 26,387 million in FY2022, which included net investment in property, plant, equipment and intangibles to build capacity and capabilities for future business growth. Cash outflow from financing activities was ₹ 2,422 million. Closing cash and cash equivalents as on March 31, 2022 was ₹ 14,852 million.

DEBT-EQUITY

In FY2022, total borrowings, including the current and non-current portion, increased by ₹ 3,546 million compared to FY2021. As on 31 March 2022 the Company's debt-to-equity ratio was 0.16 which is same as that on 31 March 2021. The net debt-to-equity position was at (0.08) versus (0.04) last year. **Table 6** gives the data.

TABLE 4 CONSOLIDATED CASH FLOW, IFRS (₹ MILLION)

PARTICULARS	FY2022	FY2021
Opening Cash and Cash Equivalents	14,820	1,962
Cash flows from:		
(a) operating activities	28,108	35,703
(b) investing activities	(26,387)	(22,660)
(c) financing activities	(2,422)	(298)
Effect of exchange rate changes	733	113
Closing Cash and Cash Equivalents	**14,852**	**14,820**

TABLE 5 CONSOLIDATED WORKING CAPITAL, IFRS (₹ MILLION)

PARTICULARS	AS ON 31 MARCH 2022	AS ON 31 MARCH 2021	CHANGE
Trade Receivables (A)	66,764	49,641	17,123
Inventories (B)	50,884	45,412	5,472
Trade Payables (C)	25,572	23,744	1,828
Working Capital (A+B-C)	92,076	71,309	20,767
Other Current Assets (D)	63,458	53,196	10,262
Total Current Assets (A+B+D)	181,106	148,249	32,857
Short & Long-term loans and borrowings, current portion (E)	28,099	24,000	4,099
Other Current Liabilities (F)	44,171	35,647	8,524
Total Current Liabilities (C+E+F)	**97,842**	**83,391**	**14,451**



TABLE 6 DEBT AND EQUITY POSITION, IFRS (₹ MILLION)

PARTICULARS	AS ON 31 MARCH 2022	AS ON 31 MARCH 2021	CHANGE
Total Shareholder's Equity	190,527	173,062	17,465
Long-term debt (current portion)	1,017	864	153
Long-term debt (non-current portion)	5,746	6,299	-553
Short-term borrowings	27,082	23,136	3,946
Total Debt	**33,845**	**30,299**	**3,546**

ENTERPRISE-WIDE RISK MANAGEMENT (ERM)

Our ERM function operates with the following objectives:

- proactively identify and highlight risks to relevant stakeholders;
- facilitate discussions around risk prioritization and mitigation;
- provide a framework to assess appetite;
- develop systems to warn when the appetite is being breached; and
- provide an analysis of residual risk.

The ERM team connects with our business units and functions, which are the primary sources for risk identification. It also monitors external trends on liabilities and risks reported by peers in the industry. The team collaborates with quality assurance, compliance, internal audit, information security, safety, HR and other assurance teams to identify and mitigate risks of business units, including risk relating to cyber security and environment.

Our ERM function focuses on identification of key business, operational and strategic risks. These are carried out through quarterly assurance meeting, structured interviews, on-call discussions and review of incidents.

Risks are aggregated at the unit, function and organization levels and are categorized by risk groups. Our response framework categorizes these risks into (i) internal (preventable), (ii) internal (strategic) and (iii) external risks. The executive risk management Committee is a management level Committee that helps the ERM function to prioritize organization-wide risks and steer mitigation efforts in line with our risk appetite.

Mitigation work carried out by the ERM team is regularly reviewed and progress of key risks is discussed with the executive risk management committee, senior management, as well as at the risk management Committee of the Board of directors. These include (i) updates on the progress of mitigation of key risks and (ii) specific risk-related initiatives carried out during the year.

During FY2022, risk mitigation efforts included review of risks and mitigations related to cyber security, quality, talent and capability, compliance and ethics program across the company, supply chain and other operating risk exposures and risk transfer through insurance.

HUMAN RESOURCES (HR)

In FY2022, safety protocols were strengthened across locations to ensure seamless return to work from offices. This was supported by focused attention on well-being interventions like webinars on mental wellness by certified psychologists, wellness workshops covering meditation, yoga and pranayama by experts and nutritionist consultations for employees and families who were impacted with COVID-19.

We also launched a seven-month comprehensive program to support holistic well-being, focusing on the four pillars of well-being: Physical, Psychological, Relational and Spiritual. Vaccination drives were conducted for all employees and their families across various Indian cities.

To support the families of employees we lost to the pandemic, a series of benevolent measures were announced, such as extension of fixed salaries, medical insurance coverage for two years and education support for two children up to their graduation.

Post the COVID-19 outbreak, the focus has been on strengthening our people processes and practices to support the new ways of working and employee needs. The value proposition is to ensure a connected, joyful and efficient experience across all touch-points of the employee lifecycle. Several initiatives were taken in this space. We used digitization as a tool to simplify processes and move towards a more do-it-yourself approach. Analytics is being leveraged to make data more real time through dashboards. Insights from Heartbeat (our in-house real-time employee pulse survey) are now available for managers to view their team's feedback.

The organization continues to experiment with hybrid ways of working for select cohorts. Satellite offices were

We launched a seven-month comprehensive program to support holistic well-being, focusing on the four pillars of well-being: Physical, Psychological, Relational and Spiritual.

launched for employees in Mumbai, Delhi and Bangalore to enable work from different locations without compromising on business needs.

Spearheading the capability building agenda in the organization, specific programs were launched to support the strategic moves of the organization. Personalized learning journeys were initiated to enable individuals bridge specific skill gaps. To embed the culture of learning within Dr. Reddy's, we revamped the content to meet new requirements and modernized method of delivery, leveraging our learning platform. Podcasts and playbooks were launched to further strengthen the understanding of ASPIRE culture across the organization.

People Development Week was conducted in November 2021, that had over 150 speakers delivering more than 125 sessions across the organization which garnered over 24,000 views. Digital Ninja – our flagship digital capability building program launched earlier — had over 16,500 course completions; we now have more than 600 digital Ninjas across the organization. Additionally, the Digital Transformation Programme was kick-started for 100 leaders across 16 teams.

We introduced Kaizen Optimizer as a digital tool for implementation of Dr. Reddy's way of excellence and towards making the Strategy Development Plan (SDP) and Lean Daily Management (LDM) a part of our core culture. 90% of action plan owners across businesses completed trainings created to drive the adoption of SDP.

Continuing to focus on building a strong cadre, we conducted rigorous assessments for the senior and middle management. This was followed by cross-functional key talent interactions with leaders, cross-BU projects, peer interactions and stretch assignments to position key-talent for 'destination roles'. To ensure that roles critical to delivery of the business are deployed with effective talent, the Talent to Value process, earlier launched in India, was further extended to North America and Emerging Markets. To strengthen avenues of internal talent mobility, learning experiences were provided to employees via short term projects called Internal Gigs.

A two-week rural stint has been included in our flagship Young Leaders Program to develop socially conscious leaders. 45 young leaders had their stints in rural NCR, Wardha and Vizianagaram, in collaboration with the frontline teams of NICE Foundation & Naandi. We further strengthened our volunteering efforts this year by increasing opportunities for our employees to volunteer virtually via the 'Gooders' platform launched last year. 225 employees participated in 20 online events and volunteering weeks conducted in FY2022. We strengthened organization level support mechanisms to enable volunteering by launching a two-day volunteering leave policy for employees.

Diversity and inclusion continue to remain important in the organizational agenda in alignment with our ESG goals. Chrysalis, our flagship program for women in middle management, has now been extended globally, with a second batch of 27 women leaders completing the program. Nearly 20% of women participants from the previous batch of Chrysalis 1.0 have had role changes after completing the program.

Sensitization sessions on gender awareness and respect at work and needs of differently-abled were conducted for leadership teams, plant employees and other cohorts across geographies. We continue to sensitize employees towards women coming back after maternity. Awareness about the PRIDE month was created through our quarterly newsletter 'Rainbow Beats', highlighting stories of courage, achievement and professionalism displayed by our employees.

We have continued to strengthen our pipeline of diverse candidates through various tools and mechanisms, like focused employee referral programs to invite referrals for people who identify as women, differently-abled and LGBTQi and through extension of partnerships with women only institutes in India.

We kept a close eye on attrition across the year to manage the 'Great Resignation' that was witnessed by many industries. With a proactive approach, we were able to retain critical talent to ensure business continuity and support our growth agenda. We continue to address needs of our key talent by strengthening talent mobility, providing role enhancements, extending flexible work, undertaking relevant compensation measures, increasing talent connects with leadership across organization and having regular interactions with employees to identify and cater to their concerns.





DIGITAL TRANSFORMATION

We continued to make progress in our digital transformation journey taking significant leaps in FY2022. This journey is broadly driven by the twin themes of driving productivity and improving our customer value proposition. We have classified this journey into two themes as outlined below.

DIGITALIZE THE CORE:

Our objective under this theme is to simplify and digitalize our processes that would enable us to create scale without adding complexity. We completed transforming our core processes on SAP S/4 HANA this year. We continued our journey on paperless shopfloor and labs by extension of digital solutions such as Manufacturing Execution System (MES), Laboratory Information Management System (LIMS) and the Electronic Lab Notebook across the organization. We are on track to take our overall digitalization of processes to over 90% in the near future.

We are also integrating cross-functional processes across the value chain by implementing and adopting platforms such as:

- *Selection to Commercialization:* This will place the entire lifecycle from product selection, development, planned scale-up to commercialization under a single platform.
- *Integrated Business Planning:* This will take our sales and operations planning (S&OP) process to next level of maturity, link our strategic planning process with long term capacity plans and also integrate revenue and supply chain planning.
- *Product Management System:* This will drive analytics-led decisions around product lifecycle management.
- *Employee Lifecycle Management:* This platform will provide an integrated employee experience throughout the lifecycle.

Cross-functional platforms are enabling end-to-end process visibility, strong analytics-led decision making, learning engines to create organizational memory and, as needed, the ability to integrate external partners with our value chain.

We are simplifying and digitalizing our processes that would enable us to create scale without adding complexity.

TRANSFORM WITH DIGITAL:

As part of this theme, we run programs across the value chain that leverage digital and analytics to create top-line and bottom-line impact to the organization. The primary lever here is to use advanced analytics on top of the data lakes we have created across the organization.

In R&D, several digital science programs were implemented encompassing different data analytics initiatives using Artificial Intelligence (AI) and machine learning (ML) and other technologies to do 'in-silico' experiments, to generate more informed decisions and, thus, improve the probability of success. We are seeing results in reduction of product development cycle time, cost savings in development and 'First Time Right' development.

In manufacturing, we brought together the best of digital and advanced analytics use cases in our largest formulation plant to create a 'Digital Lighthouse'. This has resulted in yield improvement, product robustness, reduction in product quality issues, optimization of production scheduling and, consequentially, reduced cost of poor quality (CoPQ) and per pack costs. Going forward, this program will be taken to other manufacturing plants.

We scaled up our digital efforts to provide better service to doctors using engagement platforms that provide all relevant information at a single place. We are also using omni-channel means to cover more doctors with the most relevant and personalized content. We have enabled our sales representatives in the field with advanced analytics-based algorithms for better efficiency along with relevant and personalized engagement with each doctor.

For our API business, we have now created a single place for entire customer lifecycle from inquiry to order to cash, providing end-to-end visibility with a single click resolution of all queries.

For our North America business, we have launched Key Account Management, Bid Management and Product Management platforms to create 360-degree view of the customer-product combination enabling us to help our customers with the right service levels.



While we focused on productivity measures, we, simultaneously, continued investing in current and future businesses

Continuing our journey to help patients in their entire journey, we scaled up our cancer management platform in two countries.

Svaas Wellness (an integrated cashless digital health platform) was launched this year. We expect this to help our patients in out-patient insurance by servicing them through an ecosystem of partners.

OUTLOOK

FY2022 was a year where we faced several headwinds — continued COVID-19 waves with different variants in several of our major markets, increase in commodity prices, relatively high attrition in line with the trend of 'The Great Resignation' witnessed across the world and the increase in geopolitical tensions with the conflict between Russia and Ukraine. This led to several challenges in operations, supply chain, logistics and cost structures.

However, we rose to the occasion and mitigated these headwinds with several proactive measures and learnings from the previous year. Our operations continued throughout the year and we ensured that supplies were available for each of our markets. Business continuity measures were undertaken while ensuring the health and safety of our employees and business partners.

During the year, we also launched several products for COVID-19 including the Sputnik-V vaccine to cater to the specialized needs of patients.

The pricing environment in the US and Europe became increasingly challenging in FY2022 which led to significant price erosion; and delays in some of the key new product launches in these markets impacted growth. However, the strong performance in branded markets, led by improvement in the base business helped us grow reasonably.

Our commitment towards quality is reflected in all our facilities being fully compliant with the respective regulatory agencies' requirements.

Our journey towards improving our market share position across different markets and continued focus towards creating a leaner business model, leveraging productivity improvement, cost control and increased efficiencies across several functions continued in FY2022.

While we focused on productivity measures, we, simultaneously, continued investing in current and future businesses to make these more competitive and future ready. We did this through investments in digitalization, marketing of brands and development of our portfolio of complex products and biosimilars. We also forayed into digital healthcare with the launch of Svaas Wellness, a multi-service platform combining doctors, laboratories and diagnostics, pharmacies and out-patient insurance, all under one roof. These investments will continue in FY2023 and provide necessary impetus to our performance in the coming years.

We remain focused on patient-centric product innovation, operational excellence, continuous improvement and attaining leadership in chosen spaces. We are committed to look out for opportunities aligned with our future business strategies for inorganic growth. This is reflected in the acquisition of Nimbus Health and other deals during FY2022, while also divesting brands which do not form part of our future growth strategy. We will seek more such opportunities in future.

In spite of the headwinds being faced by us and industry as a whole, we remain cautiously optimistic of overcoming these and thereby improving our business performance while creating levers for long term growth. These should also guide us to deliver a better performance in the year ahead.

CAUTIONARY STATEMENT

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These are in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and accounting principles generally accepted in India and therefore, include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report. This write up includes some forward-looking statement, within the meaning of Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended.

The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, changes in government regulations, ability to successfully implement the strategy, manufacturing or quality control outcomes, ability to achieve expected results from investments in our product pipeline, change in market dynamics, technological change, currency fluctuations and exposure to various market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this annual report and in our periodic reports and other documents filed with all the Stock Exchanges.



FIVE YEARS AT A GLANCE

(₹ million)

YEAR ENDING MARCH 31	2022	2021	2020	2019	2018
INCOME STATEMENT DATA					
Revenues	214,391	189,722	174,600	153,851	142,028
Cost of revenues*	100,551	86,645	80,591	70,421	65,724
Gross profit	**113,840**	**103,077**	**94,009**	**83,430**	**76,304**
as a % of revenues	53.1	54.3	53.8	54.2	53.7
Operating Expenses: *					
Selling, general and administrative expenses	62,081	54,650	50,129	48,680	46,857
Research and development expenses	17,482	16,541	15,410	15,607	18,265
Impairment of non-current assets	7,562	8,588	16,767	210	53
Other Operating (income) / expenses, net	(2,761)	(982)	(4,290)	(1,955)	(788)
Total operating expenses	**84,364**	**78,797**	**78,016**	**62,542**	**64,387**
Operating income	**29,476**	**24,280**	**15,993**	**20,888**	**11,917**
as a % of revenues	13.7	12.8	9.2	13.6	8.4
Finance Costs, net:					
Finance income	3,077	2,623	2,461	2,280	2,897
Finance expenses	(958)	(970)	(983)	(1,163)	(817)
Finance (expense) / income, net	**2,119**	**1,653**	**1,478**	**1,117**	**2,080**
Share of profit of equity accounted investees, net of income tax	703	480	561	438	344
Profit before income tax	**32,298**	**26,413**	**18,032**	**22,443**	**14,341**
Income tax benefit/(expense)	(8,730)	(9,175)	1,466	(3,648)	(4,535)
Profit for the year	**23,568**	**17,238**	**19,498**	**18,795**	**9,806**
as a % of revenues	11.0	9.1	11.2	12.2	6.9
EARNINGS PER SHARE (₹)					
Basic	142	104	118	113	59
Diluted	142	104	117	113	59
Dividend declared per share for the year (₹)	30	25	25	20	20
BALANCE SHEET DATA					
Cash and cash equivalents, net of bank overdraft	14,852	14,820	1,962	2,228	2,542
Operating working capital**	92,076	71,309	68,685	58,895	53,655
Total assets	296,654	265,491	232,241	225,427	225,604
Total long term debt, excluding current portion	5,746	6,299	1,304	22,600	25,089
Total stockholders' equity	190,527	173,062	154,988	140,197	126,460
ADDITIONAL DATA					
Net cash provided by / (used in):					
Operating activities	28,107	35,703	29,841	28,704	18,029
Investing activities	(26,387)	(22,660)	(4,923)	(7,727)	(14,883)
Financing activities	(2,421)	(298)	(25,159)	(21,326)	(4,440)
Effect of exchange rate changes on cash	733	113	(25)	35	57
Expenditure on property, plant and equipment & intangibles	(19,049)	(12,561)	(6,115)	(8,376)	(11,043)

* *Figures are restated for previous years*

** *Operating working capital = Trade receivables + Inventories - Trade payables*

KEY FINANCIAL RATIOS

YEAR ENDING MARCH 31	2022	2021	2020	2019	2018
PROFITABILITY RATIOS					
EBITDA margin %	24%	25%	27%	22%	17%
Gross Margin %	53%	54%	54%	54%	54%
Global Generics	58%	59%	57%	59%	59%
PSAI	22%	29%	24%	25%	20%
Net Profit Margin (%)	11.0%	9.1%	11.2%	12.2%	6.9%
Return on Net Worth (%)	12%	10%	13%	13%	8%
ASSET PRODUCTIVITY RATIOS					
Fixed Asset Turnover	3.6	3.5	3.3	2.7	2.5
Total Assets Turnover	0.8	0.8	0.8	0.7	0.6
WORKING CAPITAL RATIOS					
Working Capital Days	214	188	188	180	194
Inventory Days	184	177	154	163	154
Debtors Days	108	91	100	90	102
Creditor Days	79	80	67	73	62
GEARING RATIOS					
Net Debt/Equity^	(0.08)	(0.04)	(0.03)	0.09	0.24
Interest Coverage	31.5	25.5	16.8	18.3	15.0
Current Ratio	1.9	1.8	1.8	1.9	1.6
VALUATION RATIOS					
Earnings per share (₹)	141.7	103.6	117.4	113.1	59.0
Book Value per share (₹)	1,145	1,041	933	844	763
Dividend Payout	21%	24%	21%	18%	34%
Trailing Price/Earnings Ratio	30.3	43.6	26.6	24.6	35.3

(1) *Fixed Asset Turnover: Net Sales / Avg Net Fixed Assets (Property, plant and equipment)*

(2) *Total Asset Turnover: Net Sales / Avg Total Assets*

(3) *Working Capital Days: Inventory Days + Receivable Days – Payable Days*

(4) *Inventory Days: (Average of closing Inventory - as on end of September and March) / (Cost of Revenue during last 6 months) * 182*

(5) *Receivable Days: outstanding receivables netted-off with the daily average sales; starting from the latest month*

(6) *Payable Days: (Average of closing Payables - as on end of December and March) / (Material cost during last 3 months) * 90*

(7) *Book Value per share: Equity/Outstanding equity shares*

(8) *Dividend Payout: DPS/EPS*

(9) *Trailing price: Closing share price on the last working day of March*

^ *For FY2022 and FY2021, Net debt/equity computation excludes lease liabilities*


CORPORATE
GOVERNANCE

CORPORATE GOVERNANCE

Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or the "Company") believes that timely disclosures, transparent accounting policies coupled with a strong and independent Board go a long way in maintaining good corporate governance, preserving shareholders' trust and maximizing long-term corporate value.

The Company's corporate governance framework is based on the following main principles:

- Appropriate composition, diversity and size of the Board, with each Director bringing in key expertise in different areas.
- Proactive flow of accurate information to members of the Board and Board Committees to enable effective discharge of fiduciary duties.
- Ethical business conduct by the Board, management and employees.
- Well-developed systems of internal controls, risk management and financial reporting.
- Protection and facilitation of shareholders' rights.
- Adequate, timely and accurate disclosure of all material operational and financial information to stakeholders.

In India, the Securities and Exchange Board of India (SEBI) regulates corporate governance for listed companies through SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations"). We are in full compliance with all the applicable provisions of SEBI's corporate governance norms. We are also in compliance with the appropriate corporate governance standards of the New York Stock Exchange, Inc. (NYSE) and the NSE IFSC Exchange Rules.

This chapter, together with information given in the chapters on *Management Discussion and Analysis and Additional Shareholders' Information*, constitute our Report on Corporate Governance for FY 2021-22 (or FY2022).

BOARD OF DIRECTORS

COMPOSITION

As on March 31, 2022, the Board consists of 11 Directors, comprising (i) two Executive Directors, including the Chairman of the Board and (ii) nine Independent Directors as defined under the Companies Act, 2013 (the "Act"), the Listing Regulations and the Corporate Governance Guidelines of the NYSE Listed Company Manual. Their detailed profiles are available on the Company's website: *https://www.drreddys.com/meet-our-leadership*

The Directors have expertise in the fields of strategy, management and governance, finance, operations, science, technology and human resources. Such expertise enables the Board to steer the Company in the right direction.

Table 1 gives details of their individual competence, expertise and skills.

The Board provides leadership, strategic guidance, objective and independent views to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure. It regularly reviews the Company's governance, risk and compliance framework, business plans and organization structure to align with the highest global standards.

Each Director informs the Company on an annual basis about the Board and Board Committee positions she/he occupies in other companies and notifies it of any changes regarding their Directorships and Committee positions. In addition, the Independent Directors provide an annual confirmation that they meet the criteria of independence as defined under Indian laws. All Independent Directors are registered with the Independent Directors databank.

TABLE 1 MATRIX OF BOARD EXPERTISE

NAME	STRATEGY	MANAGEMENT AND GOVERNANCE	FINANCE	HUMAN RESOURCES	SCIENCE, TECHNOLOGY AND OPERATIONS
Mr. K Satish Reddy	√	√	√	√	√
Mr. G V Prasad	√	√	√	√	√
Ms. Kalpana Morparia	√	√	√	√	
Dr. Bruce L A Carter	√	√		√	√
Mr. Sridar Iyengar	√		√		
Mr. Bharat N Doshi[1]	√	√	√		
Mr. Prasad R Menon	√	√	√	√	
Mr. Leo Puri	√	√	√	√	
Ms. Shikha Sharma	√	√	√	√	
Mr. Allan Oberman	√	√		√	√
Dr. K P Krishnan[2]	√	√	√		
Ms. Penny Wan[3]	√	√	√	√	

[1] Term ended on May 10, 2021, as a Director.

[2] Appointed as Independent Director with effect from January 7, 2022.

[3] Appointed as an Independent Director with effect from January 28, 2022.

Requisite disclosures have been received from the Directors in this regard. After assessment of such disclosures, declarations and confirmations, the Board has opined that all the Independent Directors fulfil the conditions specified under Listing Regulations and are independent of the management. **Table 2** gives the composition of our Board, with all relevant details.

TABLE 2: COMPOSITION OF OUR BOARD AND THEIR DIRECTORSHIPS AS ON MARCH 31, 2022

NAME	POSITION	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DIRECTORSHIPS UNDER SECTION 165 OF THE COMPANIES ACT, 2013		OTHER DIRECTORSHIPS[1]	COMMITTEE MEMBERSHIPS[2]	CHAIRMANSHIP IN COMMITTEES[2]
				PUBLIC COMPANIES	PRIVATE COMPANIES			
Mr. K. Satish Reddy	Chairman	Brother-in-law of Mr. G V Prasad[3]	January 18, 1993	6	6	8	1	-
Mr. G V Prasad	Co-Chairman and Managing Director	Brother-in-law of Mr. K Satish Reddy[3]	April 8, 1986	6	1	5	1	-
Ms. Kalpana Morparia	Independent Director	None	June 5, 2007	3	-	7	3	2
Dr. Bruce L A Carter	Independent Director	None	July 21, 2008	2	-	5	-	-
Mr. Sridar Iyengar	Independent Director	None	August 22, 2011	4	-	3	3	3
Mr. Prasad R Menon	Independent Director	None	October 30, 2017	3	-	-	2	-
Mr. Leo Puri	Independent Director	None	October 25, 2018	2	1	-	1	-
Ms. Shikha Sharma	Independent Director	None	January 31, 2019	6	-	-	4	-
Mr. Allan Oberman	Independent Director	None	March 26, 2019	1	-	1	-	-
Dr. K P Krishnan	Independent Director	None	January 7, 2022	3	-	1	3	1
Ms. Penny Wan	Independent Director	None	January 28, 2022	1	-	-	-	-

(1) Other directorships are those, which are not covered under Section 165 of the Act.

(2) Membership/ Chairmanship in Audit and Stakeholders' Relationship Committees of all public limited companies, whether listed or not, including the Company are considered. Membership/ Chairmanship of foreign companies, private limited companies and those under Section 8 of the Act, have been excluded. Membership/ Chairmanship of our Nomination, Governance and Compensation Committee; Science, Technology and Operations Committee; Corporate Social Responsibility Committee; Risk Management Committee; and Banking and Authorizations Committee are also excluded.

(3) Mr. K Satish Reddy (Chairman) and Mr. G V Prasad (Co-Chairman and Managing Director) are not 'relative' as defined under Section 2(77) of the Act.

(4) None of the Directors serves as an Independent Director in more than seven listed companies.

(5) None of the Directors holds directorships in more than 10 public limited companies.

TERM OF BOARD MEMBERSHIP

Based upon recommendations of the Nomination, Governance and Compensation Committee (NGCC), the Board considers the appointment and reappointment of Directors.

Section 149(10) of the Act, provides that an Independent Director shall hold office up to five consecutive years on the Board of a Company from the date of appointment and shall be eligible for reappointment for a second term of up to five consecutive years on passing of a special resolution by the members. Moreover, Independent Directors cannot retire by rotation.

During FY2022, the members of the Company approved the appointment of Dr. K P Krishnan (DIN: 01099097) and Ms. Penny Wan (DIN: 09479493) as Independent Directors in terms of Section 149 of the Companies Act, 2013 and applicable provisions of the Listing Regulations, through Postal Ballot, with effect from January 7, 2022 and January 28, 2022, respectively.

Section 152 of the Act, states that one-third of the Board members, other than Independent Directors, who are subject to retire by rotation, shall retire every year and be eligible for reappointment, if approved by the members. Accordingly, Mr. K Satish Reddy (DIN: 00129701) retires by rotation at the forthcoming Annual General Meeting (AGM) and being eligible, seeks reappointment.

Additionally, the Board of Directors at its meeting held on May 19, 2022 reappointed Mr. K Satish Reddy (DIN: 00129701), as a Whole-time Director, designated as Chairman of the Company (or such other designation as the Board may deem fit), for a further period of five years with effect from October 1, 2022, subject to approval of the members at the forthcoming 38th AGM Scheduled to be held on July 29, 2022.

Therefore, at the forthcoming Annual General Meeting, approval of members is being sought for reappointment of Mr. K Satish Reddy, who retires by rotation and, being eligible, offers himself for reappointment, as Whole-time Director designated as Chairman of the Company for a further period of five years with effect from October 1, 2022.

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Recommending any new member on the Board is the responsibility of the NGCC of the Board, which consists entirely of Independent Directors. The existing composition of the Board, the tenure as well as the years left of the existing members to serve on the Board and the need for new domain expertise are reviewed by this Committee regularly. When such a need becomes apparent, the Committee reviews potential candidates in terms of their expertise, attributes, personal and professional backgrounds and their ability to attend meetings. It then places the details of shortlisted candidates to the Board for its consideration. If the Board approves, the person is appointed as an Additional Director, subject to the approval of members in the Company's next general meeting.

FAMILIARIZATION PROCESS FOR INDEPENDENT DIRECTORS

To familiarize a new Independent Director with the Company, an information kit is provided containing documents about the Company. It contains, *inter alia*, information/ documents such as its Annual Reports, sustainability reports, investor presentations, recent press releases, research reports, Code of Business Conduct and Ethics (COBE) a brief on Company's Board practices, Committee charters and a dossier on pharma primers and overview of Company's operations. The new Independent Director individually meets with Board members and senior management. Visits to plants and research locations are organized for the Director to understand the Company's operations.

We believe that the Board should be continuously empowered with knowledge of latest developments affecting the Company and the industry. Apart from regular presentations on the Company's business strategies and associated risks, expositions are made on various topics covering the pharmaceutical industry.

Updates on relevant statutory changes and judicial pronouncements around industry related laws are regularly circulated to the Directors. They also visit the Company's manufacturing and research locations. Each Director has complete access to any of the Company's information and full freedom to interact with the senior management.

Details of the familiarization programs for Independent Directors are available on the Company's website: *https://www.drreddys.com/cms/cms/sites/default/files/2022-06/Familiarization%20programs%202022.pdf*

LETTER OF APPOINTMENT

Upon their appointment, Independent Directors are given a formal appointment letter containing, *inter alia*, the terms of appointment, roles, functions, duties and responsibilities, the Company's code of conduct, disclosures and confidentiality. Such terms and conditions are available on the Company's website: *https://www.drreddys.com/investor/governance#governance#policies-and-documents*

BOARD EVALUATION

Pursuant to the provisions of the Act and Regulation 17(10) of the Listing Regulations, the Board has carried out the annual evaluation of its own performance, as well as the performance of the Audit Committee, Nomination, Governance and Compensation Committee, Corporate Social Responsibility Committee, Stakeholders' Relationship Committee, Risk Management Committee and Science, Technology and Operations Committee. The performance evaluation of each Directors, including Chairman, was also undertaken by the Board. Generally, the performance evaluation process is being carried out either through engagement of an independent expert or internally.

During FY2022, the performance evaluation process was undertaken internally, based on the criteria formulated by the NGCC. Each Director completed a questionnaire involving peer evaluation and feedback on processes of the Board and its Committees. The contribution and impact of individual members were evaluated on a number of parameters, such as level of engagement, independence of judgment, conflict resolution, contributions to enhance the Board's overall effectiveness, etc. Peer ratings on certain parameters, positive attributes and improvement areas for each Director were provided to them on a confidential basis. Furthermore, the Committees were evaluated on parameters such as effective discharge of their roles, responsibilities and advice given to the Board for discharging its fiduciary responsibilities, including adequate and periodical updates to the Board on the Committees' functioning. The details of the stated parameters are disclosed in the Board's Report.

The Independent Directors at their separate meetings also evaluated the performance of the Chairman, Co-Chairman and Managing Director and the Board, without the presence of the Executive Directors.

DIRECTORS' SHAREHOLDING IN THE COMPANY

Table 3 gives details of shares/ ADRs held by the Directors as on March 31, 2022.

TABLE 3 SHARES/ADRs HELD BY DIRECTORS AS ON MARCH 31, 2022

NAME	NO. OF SHARES/ ADRs HELD
Mr K Satish Reddy[1]	898,432
Mr G V Prasad[1]	-
Ms. Kalpana Morparia	10,800
Dr. Bruce L A Carter (ADRs)	7,800
Mr. Sridar Iyengar	-
Mr. Prasad R Menon	-
Mr. Leo Puri	-
Ms. Shikha Sharma	-
Mr. Allan Oberman	-
Dr. K P Krishnan[2]	-
Ms. Penny Wan[3]	-

[1] APS Trust owns 83.11% of Dr. Reddy's Holdings Limited, which in turn owns 41,325,300 equity shares of Dr. Reddy's Laboratories Limited. Mr. G V Prasad, Mr. K Satish Reddy, Mrs. G Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust. Mr. G V Prasad holds 1,117,940 equity shares through his HUF account.

[2] Appointed as an Independent Director with effect from January 7, 2022.

[3] Appointed as an Independent Director with effect from January 28, 2022.

MEETINGS OF THE BOARD

The Company plans and prepares the Schedule of the Board and Board Committee meetings 18 to 24 months in advance. The Schedule of meetings and their agenda is finalized in consultation with the Chairman of the Board, the lead Independent Director and Committee Chairpersons. The Agendas are circulated in advance with appropriate presentations, detailed notes, supporting documents and executive summaries.

Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum gap of 120 days between two Board meetings. During FY2022, given the overhang of Covid-19, all Board meetings were held through video conference in accordance with the provisions of applicable laws. Our Board met seven times during the financial year under review on: May 14, 2021, July 27, 2021, October 29, 2021, December 16, 2021, January 28, 2022, March 17, 2022 and March 30, 2022. Our Board and Committee meetings typically comprise structured two-day sessions. Details of Directors' attendance at Board meetings and the AGM are given in **Table 4**.

TABLE 4 DIRECTORS' ATTENDANCE AT BOARD MEETINGS AND THE AGM, FY2022

NAME	MEETINGS HELD IN DIRECTOR'S TENURE	ATTENDANCE AT THE MEETINGS	ATTENDANCE IN LAST AGM ON JULY 28, 2021
Mr. K Satish Reddy	7	7	Present
Mr. G V Prasad	7	7	Present
Ms. Kalpana Morparia	7	7	Present
Dr. Bruce L A Carter	7	7	Present
Mr. Sridar Iyengar	7	7	Present
Mr. Prasad R Menon	7	7	Present
Mr. Leo Puri	7	6[1]	Present
Ms. Shikha Sharma	7	7	Present
Mr. Allan Oberman	7	7	Present
Dr. K P Krishnan[2]	3	3	NA
Ms. Penny Wan[3]	2	2	NA

[1] *Granted leave of absence for meeting dated March 30, 2022.*

[2] *Appointed as an Independent Director with effect from January 7, 2022.*

[3] *Appointed as an Independent Director with effect from January 28, 2022.*

INFORMATION GIVEN TO THE BOARD

Among others, the Company generally provides the following information to its Board and/or its Committees:

- Annual operating plans and budgets, capital budgets and other updates.
- Quarterly, half-yearly and annual financial results of the Company and its operating divisions or business segments.
- Detailed presentations on the progress in research and development (R&D) and new drug discoveries.
- Minutes of meetings of the Board and Committees of the Board.
- Information on recruitment and remuneration of key executives below the Board level including Chief Executive Officer, Chief Financial Officer and the Company Secretary.
- Significant regulatory matters concerning Indian or foreign regulatory authorities.
- Issues which involve possible public or product liability claims of a substantial nature, if any.
- Risk analysis of various products, markets and businesses.
- Detailed analysis of potential acquisition targets and possible divestments.
- Details of any joint venture or collaboration agreements.
- Transactions that involve substantial payment towards or impairment of goodwill, brand equity or intellectual property.
- Significant sale of investments, subsidiaries, assets which are not in the normal course of business.
- Contracts/arrangements in which Director(s) are interested.
- Materially important show cause, demand, prosecution and penalty notices, if any.
- Fatal or serious accidents or dangerous occurrences, if any.
- Significant effluent or pollution problems, if any.
- Material default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company, if any.
- Significant labor problems and their proposed solutions, if any.
- Significant development in the human resources and industrial relations fronts.
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement.
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholders' services such as non-payment of dividend and delays in share transfer, if any.
- Subsidiary companies' minutes, financial statements, significant transactions and investments.
- Significant transactions and arrangements.

POST-MEETING FOLLOW-UP MECHANISM

Important decisions taken and suggestions made by the Board and its Committees are promptly communicated to the concerned departments or divisions. Action taken/ status reports on decisions/suggestions of the previous meeting(s) are followed up and placed at the next meeting for information and further recommended actions, if any.

MEETINGS OF INDEPENDENT DIRECTORS

During FY2022, our Independent Directors met four times in sessions without the presence of Executive Directors and other members of management. The Company is ready to facilitate more such sessions as and when required by the Independent Directors. During these meetings, the Independent Directors reviewed the performance of the Company and its senior management, that of the Chairman, Co-Chairman and Managing Director and the Board. Corporate strategy, risks, competition, succession planning for the Board and senior management and the quality of information given to the Board were also discussed.

ANNUAL BOARD RETREAT

During FY2022, the annual Board retreat was held from March 17, 2022 to March 19, 2022, at the Company's corporate office, Hyderabad, through hybrid mode, where the Board conducted a detailed strategic review of the Company's business segments and discussed various governance related matters.

DIRECTORS' REMUNERATION

We have a policy for the remuneration of Directors, Key Managerial Personnel (KMP), senior management personnel (SMP) and other employees, which lays down principles and parameters to ensure that remunerations are competitive, reasonable and in line with corporate and individual performance. The Remuneration Policy is enclosed as **Annexure A** to this chapter and available on the website of the Company: *https://www.drreddys.com/cms/cms/sites/default/files/2021-12/remuneration-policy.pdf*. Executive Directors are appointed/ reappointed by members' resolution for a period of five years. No severance fee is payable to them. Except the commission payable, all other components of remuneration to the Executive Directors are fixed in line with the Company's policies. Their annual remuneration, including commission based on standalone net profits of the Company, is recommended by the NGCC to the Board for its consideration. While recommending such a commission, the Committee also takes into account the overall corporate performance in a given year and the key performance indicators (KPIs). The remunerations are within the limits approved by members. Perquisites and retirement benefits are paid in accordance with the Company's compensation policies, as applicable to all employees.

Independent Directors are entitled to receive sitting fees, commission based on the standalone net profits of the Company and reimbursement of any expenses for attending meetings of the Board and its Committees. Such remuneration, including commission payable, is in conformity with the provisions of the Act and has been considered and approved by the Board and the members. The Company, in compliance with Section 197 of the Act and the Listing Regulations, has not granted any stock options to Independent Directors since FY2013. Remuneration paid or payable to the Directors for FY2022 is given in **Table 5**.

TABLE 5 REMUNERATION PAID OR PAYABLE TO THE DIRECTORS FOR FY2022 (IN ₹'000)

NAME	SALARIES	PERQUISITES[1]	COMMISSION[2]	TOTAL
Mr. K Satish Reddy	18,348	4,541	80,000	102,889
Mr. G V Prasad	22,015	5,423	130,000	157,438
Ms. Kalpana Morparia	-	-	12,884	12,884
Dr. Bruce L A Carter	-	-	12,126	12,126
Mr. Sridar Iyengar	-	-	13,642	13,642
Mr. Prasad R Menon	-	-	15,158	15,158
Mr. Leo Puri	-	-	11,369	11,369
Ms. Shikha Sharma	-	-	12,126	12,126
Mr. Allan Oberman	-	-	11,747	11,747
Dr. K P Krishnan[3]	-	-	3,411	3,411
Ms. Penny Wan[4]	-	-	3,032	3,032

(1) *Perquisites include medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, leave encashment, long service award, Company's vehicle with driver for official use, telephone at residence and mobile phone, contribution to provident fund and superannuation or annuity scheme. All these benefits are fixed in nature.*

(2) *Payment of commission is variable and based on the percentage of net profit calculated according to Section 198 of the Act. The Board of Directors approved a fixed commission of ₹ 7,579,000 (US$ 100,000) per Non-Executive Director; a specific amount of 1,894,750 (US$ 25,000) to the Chairman of the Audit Committee; ₹ 1,136,850 (US$ 15,000) to the chair of Science Technology and Operations Committee, the Nomination Governance and Compensation Committee, the Risk Management Committee, the Corporate Social Responsibility Committee, and the Stakeholders' Relationship Committee; ₹ 757,900 (US$ 10,000) to the other members of the above Committees; ₹ 1,894,750 (US$ 25,000) to the lead Independent Director; ₹ 378,950 (US$ 5,000) variable fee per meeting linked to the attendance at the Board meeting to every Independent Director. Other than the above, a specific amount of ₹ 757,900 (US$ 10,000) per meeting was paid towards foreign travel of the Directors resident outside India.*

(3) *Remuneration for part of the year, appointed as an Independent Director with effect from January 7, 2022.*

(4) *Remuneration for part of the year, appointed as an Independent Director with effect from January 28, 2022.*

(5) *Apart from receiving the above remuneration, the Non-Executive Directors do not have any pecuniary relationship or transaction with the Company.*

INDEPENDENT DIRECTORS

Independent Directors of the Company head the following governance and/or Board Committee functions:

- Mr. Prasad R Menon: Governance, corporate strategy, lead Independent Director, Nomination, Governance and Compensation Committee and Corporate Social Responsibility Committee;
- Dr. Bruce L A Carter: Science, Technology and Operations Committee;
- Mr. Sridar Iyengar: Audit Committee; He is also the financial expert and Chief Ombudsperson for the Company's Whistle-Blower Policy;
- Ms. Kalpana Morparia: Stakeholders' Relationship Committee; and
- Ms. Shikha Sharma: Risk Management Committee.

COMMITTEES OF THE BOARD

The Company has seven Board-level Committees, whose details are given below:

AUDIT COMMITTEE

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee with the responsibility to supervise these processes and ensure adequate, accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

The primary functions of the Audit Committee, *inter alia*, are to:

- Supervise the financial reporting process.
- Review the quarterly and annual financial statements/results before placing them to the Board along with audit/limited review report, related disclosures and filing requirements.
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function.
- Discuss with management the Company's major policies with respect to risk assessment and risk management.
- Hold discussions with statutory auditors on the nature, scope and process of audits and any views that they have about the financial control and reporting processes.
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements.
- Recommend the appointment and removal of external auditors and their remuneration.
- Recommend the appointment of auditors.
- Review the independence of auditors.
- Ensure that adequate safeguards have been taken for legal compliance for the Company and its subsidiaries.
- Review the financial statements, in particular, investments made by all the subsidiary companies and their significant transactions.
- Review and approval of related party transactions.
- Review the functioning of whistle-blower mechanism.
- Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002.
- Scrutinize inter-corporate loans and investments.
- Examine the valuation of undertakings or assets of the Company, wherever necessary.
- Evaluate internal financial controls; and review suspected fraud, if any, committed against the Company.
- Review compliance with provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015 and verify that the internal controls systems for ensuring compliance with these regulations are adequate and effective.

The Audit Committee comprises entirely of Independent Directors. All members are financially literate and bring in expertise in the fields of finance, economics, strategy and management. The Committee comprises Mr. Sridar Iyengar (Chairman), Ms. Kalpana Morparia, Ms. Shikha Sharma and Dr. K P Krishnan. Dr. K P Krishnan was appointed as a member of the Audit Committee with effect from January 20, 2022.

Under the Indian laws, the Audit Committee must meet at least four times in a year, with a maximum gap of 120 days between two meetings. The Audit Committee met five times during the year on: May 13, 2021, July 27, 2021, October 28, 2021, January 27, 2022 and March 19, 2022. It also met the key members of the finance team and Chief Internal Auditor along with the Chairman and the CFO of the Company, to discuss matters relating to audit, assurance and accounting.

The Committee also meets representatives of statutory auditors without the presence of the management.

In addition, the Chairman of the Committee and other members met to review other processes, particularly the internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act, 2002 and subsidiary governance oversight.

The Chairman, CFO and the Chief Internal Auditor (CIA) are permanent invitees to all the Audit Committee meetings. The representatives of statutory auditors are also present. The Company Secretary officiates as the Secretary of the Committee.

Audit Committee meetings are preceded by pre-Audit Committee conference calls with the Committee members, the CFO, the Chief Compliance Officer (CCO), the internal audit and compliance teams, external auditors and other key finance personnel of the Company. During these calls, key audit related matters are discussed and items that need further face-to-face discussion at the Audit Committee meetings are identified.

The internal and statutory auditors of the Company discuss their findings and updates and submit their views to the Committee. Separate discussions are held with the internal auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company. Permissible non audit related services undertaken by the statutory and independent auditors are also pre-approved by the Committee.

The Audit Committee also reviews the performance and remuneration of the CIA and CCO.

Table 6 gives the composition and attendance record of the Committee and its report is enclosed as **Exhibit 1** to this chapter.

TABLE 6 AUDIT COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2022

COMMITTEE MEMBERS	POSITION	MEETINGS HELD IN THE DIRECTOR'S TENURE	ATTENDANCE AT THE MEETINGS
Mr. Sridar Iyengar	Chairman	5	5
Ms. Shikha Sharma	Member	5	4[1]
Ms. Kalpana Morparia	Member	5	5
Dr. K. P. Krishnan[2]	Member	2	2

[1] *Granted leave of absence for meeting dated March 19, 2022.*
[2] *Appointed as a member of the Committee with effect from January 20, 2022.*

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

The Nomination, Governance and Compensation Committee also entirely consists of Independent Directors. Its primary functions, *inter alia*, are to:

- Examine the structure, composition and functioning of the Board and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation.
- Formulate policies on the remuneration of Directors, KMPs and other employees and on Board diversity.
- Assess the Company's policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensure that the Company is at the forefront of good governance.
- Regularly examine ways to strengthen organizational health, by improving hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, the resulting compensation awards and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation payable to the Executive Directors, KMPs and senior management of the Company.
- Review the sexual harassment complaints, the outcome of investigations, if any, and awareness initiatives.
- Review the Company's ESOP Schemes and recommend changes, as necessary and also administering the ESOP Schemes and Dr. Reddy's Employees ESOS Trust.

The head of human resources (HR) makes periodic presentations to the Committee on organization structure, talent management, leadership, succession, diversity, performance appraisals, increments, performance bonus recommendations and other HR matters.

The Committee met five times during the year on: May 13, 2021, October 28, 2021, January 17, 2022, January 27, 2022 and March 17, 2022. The Co-Chairman and Managing Director is a permanent invitee to all such Committee meetings. The head of HR officiates as the Secretary of the Committee. **Table 7** gives the composition and attendance record of the Committee and its report is enclosed as **Exhibit 2** to this chapter.

TABLE 7 NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2022

COMMITTEE MEMBERS	POSITION	MEETINGS HELD IN THE DIRECTOR'S TENURE	ATTENDANCE AT THE MEETINGS
Mr. Prasad R Menon	Chairman	5	5
Ms. Kalpana Morparia	Member	5	5
Mr. Allan Oberman[1]	Member	5	5
Dr. K P Krishnan[2]	Member	2	2

[1] *Appointed as a member of the Committee with effect from April 1, 2021.*
[2] *Appointed as a member of the Committee with effect from January 20, 2022.*

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

The Science, Technology and Operations Committee of the Board also entirely comprises of Independent Directors. Its primary functions, *inter alia*, are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects and business development opportunities.
- Review and monitor management's actions in the creation of valuable intellectual property (IP).
- Review the safety and quality of the Company's operations.
- Review the status of non-infringement patent challenges.

- Review and monitor management's actions and plans in building and nurturing science in the organization in line with the Company's business strategy.
- Review risk disclosure statements in any public documents or disclosures, where applicable.

The Co-Chairman and Managing Director and the Chief Executive Officer (CEO) are permanent invitees to all Committee meetings. The Officials heading IPDO, GMO, quality and biologics are also invited to the meetings. The head of IPDO acts as Secretary of the Committee.

The Committee met four times during the year on: May 13, 2021, July 27, 2021, October 28, 2021 and January 27, 2022.

Table 8 gives the composition and attendance record of the Committee and its report is enclosed as **Exhibit 3** to this chapter.

TABLE 8 SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2022

COMMITTEE MEMBERS	POSITION	MEETINGS HELD IN THE DIRECTOR'S TENURE	ATTENDANCE AT THE MEETINGS
Dr. Bruce L A Carter	Chairman	4	4
Mr. Prasad R Menon	Member	4	4
Mr. Allan Oberman	Member	4	4
Mr. Leo Puri	Member	4	4
Ms. Penny Wan*	Member	-	-

Appointed as a member of the Committee with effect from January 28, 2022.

RISK MANAGEMENT COMMITTEE

The Risk Management Committee also consists entirely of Independent Directors. Its key functions, *inter alia*, are to:

- Formulate a detailed Risk Management Policy which include:

  (a) A framework for identification of internal and external risks specifically faced by the listed entity, in particular including financial, operational, sectoral, sustainability (particularly, ESG related risks), information, cyber security risks or any other risk as may be determined by the Committee.

  (b) Measures for risk mitigation including systems and processes for internal control of identified risks.

  (c) Business continuity plan.

- Ensure that appropriate methodology, processes and systems are in place to monitor and evaluate risks associated with the business of the Company.
- Monitor and oversee implementation of the Risk Management Policy, including evaluating the adequacy of risk management systems.
- Periodically review the Risk Management Policy, at least once in two years, including by considering the changing industry dynamics and evolving complexity.
- Keep the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken.
- Review the appointment, removal and terms of remuneration of the Chief Risk Officer.

The Company has in place an enterprise-wide risk management system. The Risk Management Committee oversees and reviews the risk management framework as well as the assessment of risks, their management and mitigation procedures. The Committee reports its findings and observations to the Board. A section on risk management practices of the Company under the ERM framework forms a part of the chapter on *Management Discussion and Analysis* in this Annual Report.

The Chairman, CEO, CIA and the CCO are permanent invitees to all Risk Management Committee meetings. The CFO officiates as the Secretary of the Committee. The Committee met thrice during the year on: May 13, 2021, October 28, 2021 and January 27, 2022.

Table 9 gives the composition and attendance record of the Committee and its report is enclosed as **Exhibit 4** to this chapter.

TABLE 9 RISK MANAGEMENT COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2022

COMMITTEE MEMBERS	POSITION	MEETINGS HELD IN THE DIRECTOR'S TENURE	ATTENDANCE AT THE MEETINGS
Ms. Shikha Sharma	Chairperson	3	3
Dr. Bruce L A Carter	Member	3	3
Mr. Sridar Iyengar	Member	3	3
Mr. Leo Puri	Member	3	3
Ms. Penny Wan*	Member	-	-

Appointed as a member of the Committee with effect from January 28, 2022

STAKEHOLDERS' RELATIONSHIP COMMITTEE

The Stakeholders' Relationship Committee is empowered to perform the functions of the Board relating to the handling of queries and grievances of security holders. It primarily focuses on:

- Review of investor complaints and their redressal.
- Review of measures taken for effective exercise of voting rights by shareholders.
- Review of work done by the share transfer agent including adherence to the service standards.
- Review of corporate actions related to security holders.
- Review investor engagement plans/initiatives and movement in shareholdings and ownership structure.
- Review initiatives for reduction of quantum of unclaimed dividends and ensure timely receipt of dividend/ Annual Report/statutory notices by the shareholders.

The Committee also advises the Company on various shareholders' related matters. The Committee consists of three Directors, including two Executive Directors. The Chairperson of the Committee is an Independent Director.

The Company Secretary officiates as the Secretary of the Committee and is also designated as the Compliance Officer in terms of Listing Regulations and as a Nodal Officer under IEPF Rules. An analysis of investor queries and complaints received and responded/addressed during the year is given in the chapter on Additional Shareholders' Information.

The Committee met four times during the year on: May 13, 2021, July 26, 2021, October 28, 2021 and January 27, 2022. **Table 10** gives the composition and attendance record of the Committee and its report is enclosed as **Exhibit 5** to this chapter.

TABLE 10 STAKEHOLDERS RELATIONSHIP COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2022

COMMITTEE MEMBERS	POSITION	MEETINGS HELD IN THE DIRECTOR'S TENURE	ATTENDANCE AT THE MEETINGS
Ms. Kalpana Morparia	Chairperson	4	4
Mr. G V Prasad	Member	4	4
Mr. K Satish Reddy	Member	4	4

CORPORATE SOCIAL RESPONSIBILITY (CSR) COMMITTEE

The Committee consists of three Directors, including two Executive Directors.

The Chairman of the Committee is an Independent Director. The CSR Committee's primary functions are to:

- Formulate, review and recommend to the Board, a CSR Policy indicating the activities to be undertaken by the Company as specified in Schedule VII of the Act.
- Recommend the amount of expenditure to be incurred on the initiatives as per the CSR Policy.
- Provide guidance on various CSR initiatives undertaken by the Company and monitor implementation and adherence to the CSR programs and Policy of the Company from time to time.
- Recommend to the Board an annual CSR action plan delineating the CSR projects or programs to be undertaken during the financial year.
- Appoint an independent agency/ firm to carry out impact assessment study, if any.

The CSR Committee met three times during the year on: May 13, 2021, October 28, 2021 and January 27, 2022. The head of CSR officiates as the Secretary of the Committee. During the year, the Board, on recommendation of the CSR Committee, approved revisions to the CSR Policy to align the policy with the revised provisions of the Act, in this regard. **Table 11** gives the composition and attendance record of the Committee and its report is enclosed as **Exhibit 6** to this chapter.

TABLE 11 CORPORATE SOCIAL RESPONSIBILITY (CSR) COMMITTEE MEMBERSHIP AND ATTENDANCE IN FY2022

COMMITTEE MEMBERS	POSITION	MEETINGS HELD IN THE DIRECTOR'S TENURE	ATTENDANCE AT THE MEETINGS
Mr. Prasad R Menon	Chairman	3	3
Mr. K Satish Reddy	Member	3	3
Mr. G V Prasad	Member	3	3

BANKING AND AUTHORIZATIONS COMMITTEE

The Banking and Authorizations Committee authorizes Executive Directors and selected officers of the Company to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administration and dealing with other government/non-government authorities. It consists of two Executive Directors and met eight times during the year on: April 12, 2021, May 14, 2021, July 27, 2021, October 29, 2021, November 22, 2021, December 16, 2021, January 28, 2022 and March 17, 2022. The Company Secretary officiates as the Secretary of the Committee.

OTHER BOARD MATTERS

CAPITAL EXPENDITURES (CAPEX)

The Board approves the annual capex budget in line with the Company's long-term strategy. An internal management

Committee approves all capex investments within the annual capex budget approved by the Board. An update on key capex approvals (and their relevant details) granted by the internal management Committee is provided to the Board.

COMPLIANCE REVIEWS

We have a Chief Compliance Officer (CCO) and a full-fledged compliance team to oversee compliance activities. The Company's compliance status is periodically updated to the senior management team and presentations are given in the quarterly Audit Committee and Risk Management Committee meetings. When pertinent, these are also shared with all Board members.

COBE AND VIGIL MECHANISM

We have adopted a Code of Business Conduct and Ethics ("COBE or the "Code"), which applies to all Directors and employees of the Company, its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarize themselves with this Code and comply with its standards. The Directors and the employees across the Company annually affirm compliance with the code. A declaration of the CEO of the Company to this effect is enclosed as **Exhibit 7** to this chapter.

The Company has an Ombudsperson Policy (whistle-blower or vigil mechanism) to report concerns on actual or suspected violations of the code. The Audit Committee Chairperson is the Chief Ombudsperson. Concerns raised to the Company and their resolution are reported through the Chief Ombudsperson to the Audit Committee and where applicable, to the Board. During FY2022, no person has been denied access to the Audit Committee on ombudsperson issues.

The COBE and Ombudsperson Policy are available on the Company's website: *https://www.drreddys.com/investors/governance/code-of-businessconduct-and-ethics-cobe/#governance*

RELATED PARTY TRANSACTIONS

We have adequate procedures to identify and monitor related party transactions. All transactions with related parties are placed before the Audit Committee and the Board for review and approval, as appropriate. Transactions entered into with related parties during the financial year were on arm's length pricing basis and generally in the ordinary course of business. The details of related party transactions are discussed in note 2.24 to the standalone financial statements. The Company's Policy on Materiality of Related Party Transactions and Dealing with Related Party Transactions (the "RPT Policy") is available on the Company's website: *https://www.drreddys.com/cms/cms/sites/default/files/2022-04/policy_on_materiality_of_rpt_and_on_dealing_with_rpt.pdf.*

During the year, the Board, on recommendation of the Audit Committee, approved changes to the RPT Policy in line with the amended Listing Regulations. Interested Directors do not participate in discussion and voting on such related party transactions. Furthermore, the transactions with Directors/their relatives/entities, outside our group in which they are interested, are reviewed by an independent chartered accountant.

SUBSIDIARY COMPANIES

The Audit Committee reviews the financial statements of the Company's subsidiaries. It also reviews the investments made by such subsidiaries and associates, the statement of all significant transactions and arrangements entered into by subsidiaries and the compliances of each materially significant subsidiary on a periodic basis.

The Audit Committee also reviews the utilization of loans/advances/investments given by the Company to its subsidiaries. The minutes of Board meetings of the subsidiary companies and associates are placed before the Board for review on a quarterly basis.

The Company has also established a Group Governance Policy for monitoring the governance of its subsidiaries.

In terms of Regulation 16(1)(c) of the Listing Regulations, the Company has four material overseas subsidiary companies as on March 31, 2022, namely, Dr. Reddy's Laboratories Inc. (USA), Dr. Reddy's Laboratories SA (Switzerland), Dr. Reddy's Laboratories LLC (Russia) and Reddy Holding GmbH (Germany).

Further, in terms of Regulation 24(1) of the Listing Regulations, Dr. Bruce L A Carter, Independent Director of the Company, is a Director on the Board of Dr. Reddy's Laboratories Inc. (USA). Mr. Sridar Iyengar, Independent Director of the Company, is a Director on the Board of Dr. Reddy's Laboratories SA (Switzerland).

The Company's Policy for Determining Material Subsidiaries is available on the Company's website: *https://www.drreddys.com/investor/governance/#governance#policies-and-documents.*

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for FY2022, there is no treatment of any transaction which is different from that prescribed in the Indian Accounting Standards notified by the Government of India under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 and the Companies (Indian Accounting Standards) Rules, 2015, as amended, the guidelines issued by SEBI and other accounting principles generally accepted in India.

MANAGEMENT

Our management develops and implements policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. It also identifies, measures, monitors and minimizes risks in the business and ensures safe, sound and efficient operations. These risks are internally supervised and monitored through the Company's Management Council (MC).

MANAGEMENT COUNCIL (MC)

Our MC consists of senior management from the business and corporate functions. Initial pages of the Annual Report gives details of the members of the MC. Apart from monthly meetings, the MC meets once a quarter for two-day sessions. Background notes for the monthly and quarterly meetings are circulated in advance. Listed below are some of the key issues that were considered by the MC during the year under review:

- The Company's long-term strategy, growth initiatives and priorities.
- Overall Company performance, including performance of various business units.
- Decision on major corporate policies.
- Discussion and sign-off on annual plans, budgets, investments and other major initiatives.
- Discussion on business alliances proposals and organizational design.

MANAGEMENT DISCUSSION AND ANALYSIS

The chapter on *Management Discussion and Analysis* forms a part of this Annual Report.

MANAGEMENT DISCLOSURES

Senior management of the Company (at the internal role band of 'Yellow and above', as well as certain identified key employees) make disclosures, on an annual basis, to the Board on all material, financial and commercial transactions in which they may have personal interest, if any, and which may have a potential conflict with the interest of the Company. Transactions with Key Managerial Personnel are listed in the financial section of this Annual Report under related party transactions.

PROHIBITION OF INSIDER TRADING

The Company has a Code to Regulate, Monitor and Report Trading by Designated Persons (the "Code") for prohibiting insider trading in conformity with the applicable regulations of the SEBI in India and the Securities and Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, officers, designated persons and their immediate relatives for trading in the securities of the Company. These are periodically communicated to such employees who are considered as insiders of the Company. Apart from this, regular insider trading awareness sessions are conducted for the benefit of designated persons. Trading window closure/ blackouts/ quiet periods, when the Directors and designated persons are not permitted to trade in the securities of the Company, are intimated in advance to all concerned. Violations of the Code, if any, are appropriately acted on and reported to the Audit Committee and Stock Exchange(s). The Company also maintains a structured digital database, as required under the SEBI (Prohibition of Insider Trading) Regulations, 2015 (the "SEBI PIT Regulations"). During the year, the Company amended the Code in line with the requirements of the SEBI PIT Regulations.

INTERNAL CONTROL SYSTEMS AND STATUTORY AUDITS

We have both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board recognizes the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company. The Board periodically reviews the findings and recommendations of the statutory and internal auditors and suggests corrective actions, whenever necessary.

INTERNAL CONTROLS

We maintain a system of internal controls designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

- Organization's strategic objective;
- Effectiveness and efficiency of operations;
- Adequacy of safeguards for assets;
- Reliability of financial and non-financial reporting; and
- Compliance with applicable laws and regulations.

The integrity and reliability of our internal control systems are achieved through clear policies and procedures, process automation, training and development of employees and an organization structure that segregates responsibilities.

Our internal audit team is an independent assurance and advisory function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes. The internal audit team helps to enhance and protect organizational value by providing risk-based objective assurance, advice and insight. The internal audit team prepares annual audit plans based on risk assessment and conducts extensive reviews covering financial, operational and compliance controls. Areas requiring specialized knowledge are reviewed in partnership with external experts or by recruiting resources with specialized skills. Suggested improvements in processes are identified during reviews and communicated to the management on an ongoing basis.

The Audit Committee of the Board monitors the performance of the internal audit team on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow ups. Each year, there are at least four meetings in which the Audit Committee reviews internal audit findings. During the year, the Audit Committee Chairman also met the Chief Internal Auditor without the presence of management.

CEO AND CFO CERTIFICATION

A certificate of the CEO as well as the CFO of the Company on financial statements and applicable internal controls as stipulated under Regulation 17(8) of the Listing Regulations is enclosed as **Exhibit 8** to this chapter.

STATUTORY AND INDEPENDENT AUDITORS

For FY 2022 M/s. S.R. Batliboi & Associates LLP, chartered accountants (firm registration no. 101049W/ E300004), the statutory auditors, audited the financial statements prepared in accordance with the Ind AS. During the year, the Company reappointed M/s. Ernst & Young Associates LLP, as an independent registered public accounting firm (independent auditor) to audit the annual consolidated financial statements and for issuing an opinion on the financial statements prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB) for FY2022.

The statutory and independent auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audits are conducted in accordance with generally accepted auditing standards and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion.

While auditing the operations of the Company, the external auditors record their observations and findings with the management. These are then discussed by the management and the auditors at/ with the Audit Committee meetings

– both face-to-face and via conference calls. Remedial measures suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by management.

The statutory and independent auditors provide a confirmation of their independence every financial year. They confirm that the engagement team, involved in the audit of the Company and its group including network firms have complied with relevant ethical requirements regarding independence.

They also confirm that on the basis of procedures implemented within their practice, they have not identified any situation or risk likely to affect their independence as Company's auditors for the financial year within the terms of the rules of conduct applicable in India.

AUDITORS ' FEES

During FY 2022, the Company and its subsidiaries, on a consolidated basis paid the fees mentioned in **Table 12** to M/s. S.R. Batliboi & Associates LLP, chartered accountants, the statutory auditors; and to M/s. Ernst & Young Associates LLP, the independent auditors and other entities within their network.

(Amount in ₹ millions)

TABLE 12 AUDITORS' FEES

TYPE OF SERVICE	FY2022	FY2021
Audit fees	80.36	84.4
Tax fees	18.61	20.2
All other fees	0.08	7.0
Total	**99.05**	**111.6**

AGREEMENTS WITH MEDIA

The Company has not entered into any agreement with any media Company and/or its associates.

SHAREHOLDERS

MEANS OF COMMUNICATION

1. **Quarterly and annual results:** Quarterly and annual results of the Company are published in widely circulated national newspapers such as the Business Standard and the local vernacular daily, Andhra Prabha. These are also disseminated internationally through Business Wire and made available on the Company's website: *www.drreddys.com*. The financial results have been sent, if asked for, to the registered e-mail IDs of members.

2. **News releases, presentations, etc.:** The Company has established systems and procedures to disseminate relevant information to its stakeholders, including members, analysts, business partners, customers, employees and the society at large. It also conducts earning calls with analysts and investors. Details of communications made during the year are produced in **Table 13**.

TABLE 13 DETAILS OF COMMUNICATION MADE DURING FY2022

MEANS OF COMMUNICATION	NUMBER
Press releases/ Intimations/ Other Disclosures	79
Earnings calls	4
Publication of results	4

3. **Website:** The primary source of information regarding the Company's operations is the Company's website: *www.drreddys.com*, where all official news releases and presentations made to institutional investors and analysts are posted. It contains a separate dedicated investors section, as required under Regulation 46(2) of the Listing Regulations, where the information for members is available. Webcast of the proceedings of the AGM is also made available on the Company's website.

4. **Annual Report:** The Company's Annual Report containing, *inter alia*, the Board's Report, Additional Shareholders Information, the Corporate Governance Report, the Business Responsibility and Sustainability Report, Management's Discussion and Analysis (MD&A), audited standalone and consolidated financial statements, auditors' report and other important information are circulated to members and others so entitled. The Annual Report is also available on the Company's website in a user-friendly and downloadable form.

5. **Chairman's speech:** The speech given at the AGM is made available on the Company's website: *www.drreddys.com*.

6. **Reminder to investors:** Reminders to collect unclaimed dividend on shares are sent to the relevant shareholders.

7. **Compliances with Stock Exchanges:** National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) maintain separate online portals for electronic submission of information by listed companies. Various communications such as notices, press releases and the regular quarterly, half-yearly and annual compliances and disclosures are filed electronically on these portals. In addition, such disclosures and communications are also uploaded on NYSE portal and sent to, NSE IFSC Limited and SEC, as appropriate.

8. **Designated e-mail id:** We have designated an e-mail id exclusively for investor services: *shares@drreddys.com*.

9. **Register to receive electronic communications:** We provide an option to the members to register their e-mail id online through the Company's website to receive electronic communications. Members who wish to receive electronic communications may register at *https://www.drreddys.com/investors/governance/code-of-businessconduct-and-ethics-cobe/#investor-services#shareholder-information*

10. **Disclosures:** We have a Policy on the Determination of Materiality for disclosure of certain events. The policy is available on Company's website at *https://www.drreddys.com/cms/cms/sites/default/files/2022-05/Policy%20on%20Determination%20of%20Materiality%202022.pdf*

ADDITIONAL INFORMATION ON DIRECTORS SEEKING APPOINTMENT/ REAPPOINTMENT AT THE ENSUING ANNUAL GENERAL MEETING

MR. K SATISH REDDY

Mr. K Satish Reddy (age 54 years) (DIN: 00129701) graduated in Chemical Engineering from Osmania University, India, in 1988 and went on to receive an M.S. in Medical Chemistry from Purdue University, USA, in 1990. He joined Dr. Reddy's in 1993 as an Executive Director responsible for manufacturing and new product development. In 1997, he was appointed as Managing Director. In the mid-1990s, as the Company prepared for its global foray, he anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped to build its brand and corporate identity.

Mr. Reddy played an instrumental role in the Company's transition from a bulk drugs manufacturer to a global player in the branded space by spearheading Dr. Reddy's entry into international Emerging Markets, especially Russia. He is focused on translating the Company's strategy into action to drive its growth and performance globally.

Mr. Reddy was reappointed as whole-time Director, designated as Managing Director and Chief Operating Officer for a period of five years commencing on October 1, 2012. After the demise of the Company's founder, Dr. K Anji Reddy, he was re-designated as Vice-Chairman and Managing Director with effect from March 30, 2013 and has been subsequently re-designated as the Chairman of the Company, with effect from May 13, 2014. He was further reappointed as Whole-time Director, designated as Chairman, for a period of five years, effective October 1, 2017.

The Board of Directors approved the reappointment of Mr. K Satish Reddy as a Whole-time Director designated as Chairman of the Company for a further period of five years, commencing from October 1, 2022 to September 30, 2027, liable to retire by rotation. He also retires by rotation at this 38TH AGM of the Company and, being eligible, offers himself for the reappointment.

A declaration from Mr. Reddy that he is not disqualified in accordance with Section 164(2) of the Act and a declaration that he is not debarred or restrained from acting as a Director by any SEBI order or by any other such authority has been received. Mr. Reddy has attended all Board meetings held during FY2022.

As on March 31, 2022, Mr. Reddy is also a Director on the Boards of: Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Dr. Reddy's Holdings Limited, Araku Originals Private Limited, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Dr. Reddy's Trust Services Private Limited and Dr. Reddy's Institute of Life Sciences. KAR Holdings (Singapore) Private Limited and KAREUS Therapeutics (Singapore) Private Limited, in Singapore and Company's wholly-owned subsidiaries, Aurigene Discovery Technologies Limited and Dr. Reddy's Bio-Sciences Limited in India; Dr. Reddy's Laboratories Louisiana LLC in USA; Dr. Reddy's New Zealand Limited in New Zealand; Dr. Reddy's Laboratories (UK) Limited in UK, Dr. Reddy's Laboratories Louisiana LLC, USA and Lacock Holdings Limited in Cyprus. He is a member of Corporate Social Responsibility Committee and Stakeholders' Relationship Committee and Chairman of Banking and Authorisations Committee of the Company. Apart from the Committee Chairmanship or membership of Dr. Reddy's, he is not a Chairman or a member of any Committee of any other Company.

He holds 898,432 equity shares in the Company. Except Mr. K Satish Reddy and Mr. G V Prasad and their relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the proposals for reappointment of Mr. K Satish Reddy at the ensuing AGM. Mr. G V Prasad and Mr. K Satish Reddy are brothers-in-law. They are not 'relatives' as defined under Section 2(77) of the Act. Further details are given in Notice of the 38TH AGM.

LISTED COMPANY DIRECTORSHIP OF THE BOARD MEMBERS

Table 14 enumerates the Directors who are holding Directorship in listed entities, including Dr. Reddy's, as on March 31, 2022.

TABLE 14 LISTED COMPANY DIRECTORSHIP OF BOARD MEMBERS AS ON MARCH 31, 2022

DIRECTOR	COMPANY	LISTED IN	DESIGNATION HELD
Mr. K Satish Reddy	Dr. Reddy's Laboratories Limited	India	Chairman
Mr. G V Prasad	Dr. Reddy's Laboratories Limited	India	Co-Chairman and Managing Director
Mr. Allan Oberman	Dr. Reddy's Laboratories Limited	India	Independent Director
Dr. Bruce L A Carter	Bnarvia Pharmaceutical Inc.	USA	Chairman
	Mirati Therapeutics Inc.		Director
	Dr. Reddy's Laboratories Limited	India	Independent Director
	ALSP Orchid Acquisition Corporation	USA	Chairman
Ms. Kalpana Morparia	Philip Morris International Inc.	USA	Director
	Hindustan Unilever Limited	India	Independent Director
	Dr. Reddy's Laboratories Limited		Independent Director
Mr. Leo Puri	Hindustan Unilever Limited	India	Independent Director
	Dr. Reddy's Laboratories Limited		Independent Director
Mr. Prasad Menon	Dr. Reddy's Laboratories Limited	India	Independent Director
	Data Patterns (India) Limited	India	Independent Director
	Chemplast Sanmar Limited	India	Independent Director

TABLE 14 LISTED COMPANY DIRECTORSHIP OF BOARD MEMBERS AS ON MARCH 31, 2022

DIRECTOR	COMPANY	LISTED IN	DESIGNATION HELD
Ms. Shikha Sharma	Ambuja Cements Limited	India	Independent Director
	Mahindra and Mahindra Limited		Independent Director
	Tech Mahindra Limited		Independent Director
	Tata Consumer Products Limited		Independent Director
	Dr. Reddy's Laboratories Limited		Independent Director
	Piramal Enterprises Limited		Non-Executive Non-Independent Director
Mr. Sridar Iyengar	Mahindra Holidays & Resorts India Limited	India	Independent Director
	Aster DM Healthcare Limited		Independent Director
	Dr. Reddy's Laboratories Limited		Independent Director
Dr. K P Krishnan	Dr. Reddy's Laboratories Limited	India	Independent Director
	Tata Consumer Products Limited		Independent Director
Ms. Penny Wan	Dr. Reddy's Laboratories Limited	India	Independent Director

COMPLIANCE REPORT ON THE NYSE CORPORATE GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, a foreign private issuer, as defined by the SEC, must make its US investors aware of significant ways in which its corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is available on the Company's website: *www.drreddys.com*.

COMPLIANCE REPORT ON DISCRETIONARY REQUIREMENTS UNDER REGULATION 27(1) OF THE LISTING REGULATIONS

1. **The Board:** Our Chairman is an Executive Director and maintains the Chairman's office at the Company's expenses for the performance of his duties.
2. **Shareholders' rights:** We did not send half-yearly results to the household of each shareholder(s) in FY2022. However, in addition to displaying our quarterly and half-yearly results on our website, *www.drreddys.com* and publishing in widely circulated newspapers, the quarterly financial results are sent, if asked for, to the registered e-mail ids of shareholders.
3. **Audit qualifications:** The auditors have not qualified the financial statements of the Company.
4. **Seperate post of Chairman and CEO:** Mr. K Satish Reddy is the Chairman of the Company; Mr. G V Prasad is the Co-Chairman and Managing Director and Mr. Erez Israeli is the CEO.
5. **Reporting of internal audit:** The Chief Internal Auditor regularly updates the Audit Committee on internal audit findings at the Committee's meetings and conference calls.

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on *Additional Shareholders' Information* forms a part of this Annual Report.

ANNEXURE A

REMUNERATION POLICY

I. CONTEXT

The purpose of this policy is to set over principles, parameters and governance framework of the remuneration for Directors, KMPs, senior management personnel and employees. This policy will assist the Board to fulfil its responsibility towards attracting, retaining and motivating the Directors, KMPs, senior management personnel and employees through competitive and reasonable remuneration in line with the corporate and individual performance. This document outlines following policies/guidelines:

A. Performance evaluation of Directors

B. Remuneration principles

C. Board diversity

II. DEFINITIONS

"Board" means Board of Directors of the Company.

"Committee" means Nomination, Governance and Compensation Committee of the Company as constituted or reconstituted by the Board, from time o time.

"Company" means Dr. Reddy's Laboratories Limited.

"Director" means Directors of the Company.

"Employee" means any person, including officers who are in the permanent employment of the Company.

"Independent Director" As provided under Listing Regulations and/or under the Act, 'Independent Director' shall mean a non-Executive Director, other than a nominee Director of the Company:

a) who, in the opinion of the Board, is a person of integrity and possesses relevant expertise and experience;

b) (i) who is or was not a Promoter of the Company or its holding, subsidiary or associate Company;

(ii) who is not related to promoters or Directors in the Company, its holding, subsidiary or associate Company;

c) apart from receiving Director's remuneration, has or had no pecuniary relationship with the Company, its holding, subsidiary or associate Company, or their promoters, or Directors, during the two immediately preceding financial years or during the current financial year;

none of whose relatives has or had pecuniary relationship or transaction with the Company, its holding, subsidiary or associate Company, or their promoters, or Directors, amounting to two per cent or more of its gross turnover or total income or fifty lakh rupees or such higher amount as may be prescribed, whichever is lower, during the two immediately preceding financial years or during the current financial year;

d) who, neither himself nor any of his relatives —

(i) holds or has held the position of a Key Managerial Personnel or is or has been employee of the Company or its holding, subsidiary or associate Company in any of the three financial years immediately preceding the financial yearin which he is proposed to be appointed;

(ii) is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year

(iii) in which he is proposed to be appointed, of a firm of auditors or Company secretaries in practice or cost auditors of the Company or its holding, subsidiary or associate Company; or any legal or a consulting firm that has or had any transaction with the Company, its holding, subsidiary or associate Company amounting to ten per cent or more of the gross turnover of such firm; holds together with his relatives two per cent or more of the total voting power of the Company; or

(iv) is a Chief Executive or Director, by whatever name called, of any non- profit organization that receives twenty five per cent or more of its receipts from the Company, any of its promoters, Directors or its holding, subsidiary or associate Company or that holds two per cent or more of the total voting power of the Company; and

(v) is a material supplier, service provider or customer or a lessor or lessee of the Company.

e) who is not less than 21 years of age.

"Key Managerial Personnel" is as defined under the Companies Act, 2013 and means:-

a) the Chief Executive Officer or the Managing Director or the manager (having ultimate controls over affairs of the Company);

b) the Company Secretary;

c) the Whole-time Director;

d) the Chief Financial Officer; and

e) such other officer as may be prescribed under the applicable statutory provisions/ regulations from time to time.

"Senior Management" means officers/ personnel of the Company who are members of its core management team excluding Board of Directors comprising all members of management one level below the Executive Directors, including the functional heads.

Unless the context otherwise requires, words and expressions used in this policy and not defined herein but defined in the Companies Act, 2013 as may be amended from time to time shall have the meaning respectively assigned to them therein.

III. APPLICABILITY

This policy is applicable to the following:

- Directors (Executive and Non-Executive);
- Key Managerial Personnel (KMPs);
- Senior management personnel; and
- Other employees.

IV. EVALUATION OF DIRECTORS

For the purpose of determining remuneration (based on profitability of the Company), the evaluation criteria of the executive and Non-Executive Directors are as outlined below:

1) Executive Directors:

a) Financial metrics covering growth in return on capital employed (RoCE) and profitability; and

b) Non-financial metrics covering aspects such as health, brand building, compliance, quality and sustainability of operations of the organization, as may be agreed upon from time to time with the Company.

2) Non-Executive Directors:

a) Level of engagement, independence of judgment, etc. and their contribution in enhancing the Board's overall effectiveness;

b) The Non-Executive Directors remuneration shall be globally benchmarked with similar organizations; and

c) Participation in the Committees (either as Chairperson or member) and the Board meetings.

V. REMUNERATION OF DIRECTORS, KMPS, SENIOR MANAGEMENT PERSONNEL AND OTHER EMPLOYEES

The Committee shall recommend to the Board for their approval, any remuneration to be paid to the Executive Directors. The Committee will separtely review and approve the remuneration to be paid to KMPs and senior management personnel.

The level and composition of remuneration so determined by the Committee shall be reasonable and sufficient required to attract, retain and motivate Directors, KMPs and senior management in order to run the Company successfully. There shall be a clear linkage of remuneration to performance and health targets. The remuneration shall be a mix of fixed and variable pay/long-term pay reflecting short and long-term performance objectives appropriate to the working of the Company and its strategic goals.

The key principles for each of the positions are outlined below:

1) Executive Directors – The Executive Directors shall be paid remuneration by way of monthly compensation and profit based commission. The total remuneration to be paid to the Executive Directors shall be within the limits prescribed under the provisions of the Companies Act, 2013 and Rules made thereunder;

2) Non-Executive Directors – The Non-Executive Directors shall receive remuneration by way of

sitting fees and reimbursement of expenses for attending meetings of Board or Committee thereof. In addition, the non- executive and Independent Directors shall also be eligible to receive profit related commission, as may be approved by the shareholders of the Company.

They shall not be entitled to any stock options.

The Chairman of the Company shall propose remuneration to be paid to Non- Executive Directors. The proposal for the remuneration shall be benchmarked with global pharmaceutical companies and the contribution made and time dedicated by each Director;

3) KMPs and senior management personnel – Dr. Reddy's recognizes that those chosen to lead the organization are vital to its ongoing success and growth. Thus, these executives should be offered competitive and reasonable compensation so that Dr. Reddy's can attract, retain and encourage critical talent to meet important organizational goals and strategies. The compensation will be the mix of fixed pay, variable pay, performance based incentive plans or stock options. The executive total compensation program will be flexible to differentiate pay to recognize an individual incumbents' critical skills, contributions and future potential to impact the organization's success;

4) Other employees – The compensation program for employees is designed to help drive performance culture and align employees for the creation of sustainable value through behaviors like execution excellence, innovation and leadership. In line with the organization principles of managing the long-term and meritocracy, there are four principles of pay which have been enumerated – ability to pay, position-linked pay, person-specific pay and performance-linked pay. The Company may periodically review the compensation and benefits at all levels to ensure that the Company remains competitive and is able to attract and retain desirable talent.

The Committee may review the overall compensation approach for employees and on any changes done for the entire organization.

VI. BOARD DIVERSITY

Building a diverse and inclusive workplace is an integral part of Dr. Reddy's culture. These principles are also applied to the composition of our Board.

The Board of Directors shall have the optimum combination of Directors from different areas/fields of expertise and experience like operations, management, quality assurance, finance, sales and marketing, supply chain, research and development, human resources etc., or as may be considered appropriate. The Board shall have at least one member who has accounting or related financial management expertise and at least three members who are financially literate.

At least one member of the Board should be a woman.

VII. CONFIDENTIALITY

The members of the Committee may not disclose, in particular, the information contained in the confidential reports they receive or the contents of confidential discussions. They shall also ensure that any employees appointed to support them likewise comply with this rule.

VIII. REVIEW

This policy will be reviewed at appropriate time, as decided by the Committee. The utility and interpretation of this policy will be at the sole discretion of the Committee.

EXHIBIT 1

REPORT OF THE AUDIT COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Audit Committee of the Board consists of four Directors. Each member is an Independent Director as defined under Indian laws, Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. During FY2022, the Audit Committee met five times. It discussed with the Company's internal auditors, statutory auditors and independent auditors the scope and plans for their respective audits. It also discussed the results of their examination, their evaluation of the Company's internal controls and overall quality of the Company's financial reporting. The Audit Committee provides at each of its meetings an opportunity for internal and external auditors to meet privately with the members of the Committee, without the presence of management.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management. M/s. S.R. Batliboi & Associates LLP, chartered accountants, the Company's statutory auditors for financial statements prepared in accordance with Ind AS and M/s. Ernst & Young Associates LLP, the Company's independent auditors for financial statements prepared in accordance with IFRS, are responsible for expressing their opinion on the conformity of the Company's financial statements with generally accepted accounting principles (GAAP), as applicable.

Relying on the review and discussions with the management and the auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Indian accounting standards (Ind AS) and the IFRS as issued by the International Accounting Standards Board in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Committee reviewed the internal controls put in place by the Company. In conducting such reviews, the Committee found no material discrepancy or weakness in the Company's internal control systems.

During the year, the Committee, *inter alia*, also reviewed the following:

a) Non-audit services being provided by the statutory and independent auditors and concluded that such services were not in conflict with their independence;

b) Structure of the internal audit function, internal audit plan and Chief Internal Auditor's remuneration;

c) Related party transactions, as applicable;

d) The financial statements of the subsidiaries including their investments and significant transactions; and

e) Ombudsperson process/complaints and insider trading matters.

The Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no personnel intending to make a complaint relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee has recommended to the Board of Directors:

a) That the audited standalone and consolidated financial statements of Dr. Reddy's Laboratories Limited for the year ended March 31, 2022, prepared as per Ind AS be approved by the Board as a true and fair statement of the financial status of the Company; and

a) That the financial statements prepared as per IFRS as issued by International Accounting Standards Board for the year ended March 31, 2022, be approved by the Board and be included in the Company's Annual Report on Form 20-F, to be filed with the US Securities and Exchange Commission.

In addition, the Committee also recommended the appointment of the statutory auditor, secretarial auditor, cost auditor and independent auditor to the Board.

Sridar Iyengar
Chairman, Audit Committee

Place: Hyderabad
Date: May 18, 2022

EXHIBIT 2

REPORT OF THE NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Nomination, Governance and Compensation Committee of the Board consists of four Independent Directors as defined under Indian laws, Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Assess the Company's policies and processes in key areas of corporate governance and the impact of related significant regulatory and statutory changes, if any, to ensure that the Company is at the forefront of good corporate governance;
- Periodically examine the structure, composition and functioning of the Board and recommend changes, as necessary, to improve the Board's effectiveness, oversee the evaluation of the Board and formulation of criteria for such evaluation;
- For appointment of a Director on the Board, the Committee evaluates the balance of skills, knowledge and experience and on the basis of such evaluation, identify the suitable candidate and makes the necessary recommendation to the Board.
- Examine major aspects of the Company's organizational design and recommend changes as necessary;
- Formulate policies on the remuneration of Directors, KMPs and other employees and on Board diversity;
- Review and recommend compensation and variable pay for Executive Directors to the Board;
- Review the sexual harassment complaints, outcome of investigations, if any, and awareness initiatives; and
- Establish, in consultation with the management, the compensation program for the Company and recommend it to the Board for approval and in that context:

  a) Establish annual key result areas (KRAs) for the Executive Directors and oversee the status of their achievement;

  b) Review, discuss and provide guidance to the management, on the KRAs for members of the MC, KMPs and their remuneration; and

  c) Review the Company's ESOP schemes and oversee its administration.

As on March 31, 2022, the Company had 867,504 outstanding stock options, which amounts to 0.52% of total equity capital. These options are held by 359 employees of the Company and its subsidiaries under:

a) Dr. Reddy's Employees Stock Options Scheme, 2002 (This Scheme expired on January 28, 2022);

b) Dr. Reddy's Employees ADR Stock Options Scheme, 2007; and

c) Dr. Reddy's Employees Stock Option Scheme, 2018.

350,645 stock options are exercisable at par value i.e. ₹ 5/- per option and 516,859 stock options are exercisable at fair market value.

The Committee met five times during the financial year. In addition to the fulfilment of its normal responsibilities as described above, this year the Committee has given special emphasis to Board renewal, identifying candidates for the Board and modifying Committee composition. It has also worked with management to review the organization design, plan for upgrading and retaining talent at all levels, review succession plans for key positions and support revision of training programs and the performance enablement systems.

It also reviewed the Company's system for hiring, developing and retaining talent and recommended appointment of trustees to the ESOS trust and appointment of Company Secretary to the Board.

Prasad R Menon
Chairman, Nomination, Governance and Compensation Committee

Place: Hyderabad
Date: May 19, 2022

EXHIBIT 3

REPORT OF THE SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Science, Technology and Operations Committee of the Board consists of five Independent Directors as defined under Indian laws, Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities. The Committee's primary responsibilities are to:

- Review scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations;
- Assist the Board and the management in the creation of valuable intellectual property (IP);
- Review the status of non-infringement patent challenges;
- Assist the Board and the management in building and nurturing science in the organization to support its business strategy; and
- Review the safety and quality of the Company's operations.

The Committee met four times during the financial year. During the year, the Committee also reviewed global manufacturing, R&D, product pipeline and digital transformation in R&D. It also apprised the Board on key discussions and recommendations made at such meetings.

Dr. Bruce L A Carter
Chairman, Science, Technology and Operations Committee

Place: Hyderabad
Date: May 18, 2022

EXHIBIT 4

REPORT OF THE RISK MANAGEMENT COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Risk Management Committee of the Board consists of five Directors. Each member is an Independent Director as defined under Indian laws, Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Discuss with senior management the Company's enterprise-level risks and provide oversight as may be needed;
- Ensure it is apprised of the most significant risks and emerging issues, along with actions that the management is taking and how it is ensuring effective enterprise risk management (ERM); and
- Review risk disclosure statements in any public documents or disclosures.

The Committee met thrice during the financial year *inter alia* to review key initiatives and matters. The Committee also recommended appropriate interventions from time to time. It also apprised the Board on key discussions and recommendations made at such meetings and shared information on enterprise-wide risks.

Shikha Sharma
Chairperson, Risk Management Committee

Place: Hyderabad
Date: May 18, 2022

EXHIBIT 5

REPORT OF THE STAKEHOLDERS' RELATIONSHIP COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Stakeholders' Relationship Committee of the Board consists of three Directors, including two Executive Directors. The Chairperson is an Independent Director as defined under Indian laws, Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Review investor complaints and their redressal;
- Review of queries received from investors;
- Review of work done by the share transfer agent including their service standards;
- Review corporate actions related to security holders; and
- Review investor engagement plans/initiatives and movement in shareholdings and ownership structure.

The Committee met four times during the financial year. In addition to the fulfilment of its normal responsibilities as described above, it also reviewed the functioning of the Company's secretarial and investor relations functions. It apprised the Board on key discussions and recommendations made at such Committee meetings.

Kalpana Morparia
Chairperson, Stakeholders' Relationship Committee

Place: Hyderabad
Date: May 18, 2022

EXHIBIT 6

REPORT OF THE CORPORATE SOCIAL RESPONSIBILITY (CSR) COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Corporate Social Responsibility (CSR) Committee of the Board consists of three Directors, including two Executive Directors. The Chairman is an Independent Director as defined under Indian laws, Listing Regulations and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Formulate, review and recommend to the Board a CSR Policy indicating the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013;
- Recommend the amount of expenditure to be incurred on the initiatives as per the CSR Policy;
- Provide guidance on various CSR initiatives undertaken by the Company and to monitor their progress including their impact; and
- Monitor implementation and adherence to the CSR Policy of the Company from time to time.

During the financial year, the Committee met four times. It also reviewed and apprised the Board on the CSR budget and spent, key discussions and recommendations made at such meetings and shared information on the overall CSR initiatives undertaken by the Company.

Prasad R Menon
Chairman, Corporate Social Responsibility Committee

Place: Hyderabad
Date: May 17, 2022

EXHIBIT 7

CEO'S DECLARATION ON COMPLIANCE WITH CODE OF BUSINESS CONDUCT AND ETHICS

Dr. Reddy's Laboratories Limited has adopted a capital initials ('COBE' and 'the code') which applies to all employees and Directors of the Company, its subsidiaries and affiliates. Under the code, it is the responsibility of all employees and Directors to familiarize themselves with the code and comply with its standards.

I hereby certify that the Board members and senior management personnel of Dr. Reddy's have affirmed compliance with the Code of the Company for the financial year 2021-22.

EREZ ISRAELI
Chief Executive Officer

Place: Hyderabad
Date: May 18, 2022

EXHIBIT 8

CEO AND CFO CERTIFICATE TO THE BOARD PURSUANT TO REGULATION 17(8) OF THE LISTING REGULATIONS

Pursuant to the Regulation 17(8) read with Part B of the Schedule II of the Listing Regulations, We, Erez Israeli, Chief Executive Officer and Parag Agarwal, Chief Financial Officer, of Dr. Reddy's Laboratories Limited to the best of our knowledge and belief, hereby certify that:

A. We have reviewed the financial statements (standalone and consolidated) including the cash flow statement for the financial year ended March 31, 2022 and that these statements:
   i. Do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading; and
   ii. Together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B. There are no transactions entered into by the Company during the year, which are fraudulent, illegal or violate the Company's Code of Business Conduct and Ethics.

C. We accept the responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

D. We have disclosed, wherever applicable, to the auditors and the Audit Committee:
   i. That there were no deficiencies in the design or operations of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data including any corrective actions;
   ii. That there are no material weaknesses in the internal controls over financial reporting;
   iii. That there are no significant changes in internal control over financial reporting during the year;
   iv. All significant changes in the accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements; and
   v. That there are no instances of significant fraud of which we have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

EREZ ISRAELI
Chief Executive Officer

PARAG AGARWAL
Chief Financial Officer

Place: Hyderabad
Date: May 18, 2022

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE WITH THE CONDITIONS OF CORPORATE GOVERNANCE AS PER PROVISIONS OF CHAPTER IV OF SECURITIES AND EXCHANGE BOARD OF INDIA (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015, AS AMENDED

The Members of Dr. Reddy's Laboratories Limited.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034

1. The Corporate Governance Report prepared by Dr. Reddy's Laboratories Limited (the "Company"), contains details as specified in Regulations 17 to 27, clauses (b) to (i) and (t) of sub-regulation (2) of Regulation 46 and para C, D and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the "Listing Regulations") ('Applicable criteria') for the year ended March 31, 2022, as required by the Company for annual submission to the Stock exchange.

MANAGEMENT'S RESPONSIBILITY

2. The preparation of the Corporate Governance Report is the responsibility of the Management of the Company including the preparation and maintenance of all relevant supporting records and documents. This responsibility also includes the design, implementation

and maintenance of internal control relevant to the preparation and presentation of the Corporate Governance Report.

3. The Management along with the Board of Directors are also responsible for ensuring that the Company complies with the conditions of Corporate Governance as stipulated in the Listing Regulations, issued by the Securities and Exchange Board of India.

AUDITOR'S RESPONSIBILITY

4. Pursuant to the requirements of the Listing Regulations, our responsibility is to provide a reasonable assurance in the form of an opinion whether the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations.
5. We conducted our examination of the Corporate Governance Report in accordance with the Guidance Note on Reports or Certificates for Special Purposes and the Guidance Note on Certification of Corporate Governance, both issued by the Institute of Chartered Accountants of India ("ICAI"). The Guidance Note on Reports or Certificates for Special Purposes requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
6. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information and Other Assurance and Related Services Engagements.
7. The procedures selected depend on the auditor's judgement, including the assessment of the risks associated in compliance of the Corporate Governance Report with the applicable criteria. Summary of procedures performed include:
   i. Read and understood the information prepared by the Company and included in its Corporate Governance Report;
   ii. Obtained and verified that the composition of the Board of Directors with respect to executive and Non-Executive Directors has been met throughout the reporting period;
   iii. Obtained and read the Register of Directors as on March 31, 2022 and verified that at least one Independent Woman Director was on the Board of Directors throughout the year;
   iv. Obtained and read the minutes of the following Committee meetings/other meetings held from April 01, 2021 to March 31, 2022:
      (a) Board of Directors;
      (b) Audit Committee;
      (c) Annual General Meeting (AGM);
      (d) Nomination Governance and Compensation Committee;
      (e) Stakeholders Relationship Committee;
      (f) Science, Technology and Operation Committee;
      (g) Corporate Social Responsibility Committee; and
      (h) Risk Management Committee.
   v. Obtained necessary declarations from the Directors of the Company.
   vi. Obtained and read the policy adopted by the Company for related party transactions.
   vii. Obtained the Schedule of related party transactions during the year and balances at the year end. Obtained and read the minutes of the Audit Committee meeting wherein such related party transactions have been pre-approved prior by the Audit Committee.
   viii. Performed necessary inquiries with the management and also obtained necessary specific representations from management.
8. The above-mentioned procedures include examining evidence supporting the particulars in the Corporate Governance Report on a test basis. Further, our scope of work under this report did not involve us performing audit tests for the purposes of expressing an opinion on the fairness or accuracy of any of the financial information or the financial statements of the Company taken as a whole.

OPINION

9. Based on the procedures performed by us, as referred in paragraph 7 above and according to the information and explanations given to us, we are of the opinion that the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations, as applicable for the year ended March 31, 2022, referred to in paragraph 4 above.

OTHER MATTERS AND RESTRICTION ON USE

10. This report is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.
11. This report is addressed to and provided to the members of the Company solely for the purpose of enabling it to comply with its obligations under the Listing Regulations with reference to compliance with the relevant regulations of Corporate Governance and should not be used by any other person or for any other purpose. Accordingly, we do not accept or assume any liability or any duty of care or for any other purpose or to any other party to whom it is shown or into whose hands it may come without our prior consent in writing. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 22213271AJFNYM7296

Place of Signature: Hyderabad
Date: May 19, 2022

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

(Pursuant to Regulation 34(3) and Schedule V Para C clause 10(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

To,
The Members,
Dr. Reddy's Laboratories Limited,
8-2-337, Road No.3, Banjara Hills,
Hyderabad - 500 034, Telangana.

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of Dr. Reddy's Laboratories Limited having CIN (Corporate Identification Number) L85195TG1984PLC004507 and having registered office at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500034, Telangana (hereinafter referred to as **'the Company'**), produced before us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C clause 10(i) of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information and according to the verifications (including Director Identification Number (DIN) status at the portal *www.mca.gov.in*) as considered necessary and explanations furnished to us by the Company and its officers, we hereby certify that none of the Directors on the Board of the Company as stated below (in the table) for the financial year ending on March 31, 2022 have been debarred or disqualified from being appointed or continuing as Directors of Companies by the Securities and Exchange Board of India, Ministry of Corporate Affairs or any such other Statutory Authority:

Sl. No.	NAME OF DIRECTOR	DIN	DATE OF APPOINTMENT IN COMPANY*
1.	Satish Reddy Kallam	00129701	January 18, 1993
2.	Venkateswara Prasad Gunupati	00057433	April 8, 1986
3.	Bruce Leonard Andrews Carter	02331774	July 21, 2008
4.	Kalpana Jaisingh Morparia	00046081	June 5, 2007
5.	Sridar Arvamudhan Iyengar	00278512	August 22, 2011
6.	Prasad Raghava Menon	00005078	October 30, 2017
7.	Leo Puri	01764813	October 25, 2018
8.	Shikha Sanjaya Sharma	00043265	January 31, 2019
9.	Allan Grant Oberman	08393837	March 26, 2019
10.	Kodumudi Pranatharthiharan Krishnan	01099097	January 7, 2022
11.	Penny Chan Wan	09479493	January 28, 2022

**Date of appointment of all the Directors are original date of appointment as per MCA records*

Ensuring the eligibility for the appointment/continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion on these, based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For R & A Associates

(G Raghu Babu)
Partner
FCS No. 4448; CP NO. 2820
UDIN: F004448D000370990

Place: Hyderabad
Date: May 19, 2022

ADDITIONAL SHAREHOLDERS' INFORMATION

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills
Hyderabad 500 034, Telangana, India
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
Website: *www.drreddys.com*
CIN: L85195TG1984PLC004507
E-mail ID: *shares@drreddys.com*

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company:

COMPLIANCE OFFICER UNDER SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015 (THE "LISTING REGULATIONS") AND NODAL OFFICER UNDER IEPF

Mr. K Randhir Singh
Company Secretary & Compliance Officer
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: *kumarrandhirs@drreddys.com*

The Board appointed Mr. Vivek Mittal, Global General Counsel as the interim Compliance Officer of the Company under the Listing Regulations during the period from November 19, 2021 to March 16, 2022.

ADR INVESTORS/ INSTITUTIONAL INVESTORS/ FINANCIAL ANALYSTS

Mr. Amit Agarwal
Head - Investor Relations
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: *amita@drreddys.com*

MEDIA

Ms. Usha Iyer
Country Lead -
Corporate Communications
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: *ushaiyer@drreddys.com*

INDIAN RETAIL INVESTORS

Mr. K Randhir Singh
Company Secretary & Compliance Officer
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
E-mail ID: *shares@drreddys.com*

ANNUAL GENERAL MEETING

Date: Friday, July 29, 2022
Time: 9.00 am (IST)
Mode: Through Video Conference (VC) facility/ Other Audio-Visual Means (OAVM)

Pursuant to General Circular Nos. 14/2020, 17/2020, 20/2020 and 02/2022 dated April 8, 2020, April 13, 2020, May 5, 2020 and May 5, 2022, respectively, issued by the Ministry of Corporate Affairs ('MCA') and Securities and Exchange Board of India ('SEBI') Circular Nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 and SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated May 12, 2020 and May 13, 2022, respectively (collectively referred to as 'the Circulars'), companies are permitted to hold the AGM through VC/ OAVM, without the physical presence of the members at a common venue. Shareholders can attend the proceedings of AGM by logging on the NSDL e-voting system at *www.evoting.nsdl.com*.

DIVIDEND

The Board of Directors of the Company has proposed a dividend of ₹ 30/- on equity share of face value of ₹ 5/- each for the year ended March 31, 2022. The dividend, if approved by the members at the 38th AGM Scheduled to be held on July 29, 2022, will be paid on or after August 2, 2022.

BOOK CLOSURE DATES

The dates of book closure are from Wednesday, July 13, 2022, to Friday, July 15, 2022, (both days inclusive) for the purpose of payment of dividend.

E-VOTING DATES

The cut-off date for the purpose of determining the shareholders eligible for e-voting is Friday, July 22, 2022. The e-voting commences on Monday, July 25, 2022, at 9.00 am (IST) and ends on Thursday, July 28, 2022, at 5.00 pm (IST).

INTERNATIONAL SECURITIES IDENTIFICATION NUMBER (ISIN)

ISIN is a unique identification number of a traded scrip. This number has to be quoted in each transaction relating to the dematerialized securities of the Company. The ISIN of the Company's equity shares is INE089A01023.

CUSIP NUMBER FOR ADRs

The Committee of uniform security identification procedures (CUSIP) of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognized globally by organizations adhering to standards issued by the International Securities Organization. The Company's ADRs carry the CUSIP no. **256135203**.

FINANCIAL CALENDAR

TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS	
For the quarter ending June 30, 2022	Last week of July, 2022
For the quarter and half-year ending September 30, 2022	Last week of October, 2022
For the quarter and nine months ending December 31, 2022	Last week of January, 2023
For the year ending on March 31, 2023	Third week of May, 2023
AGM for the year ending March 31, 2023	Last week of July, 2023

FY2022 represents fiscal year 2021-22, from April 1, 2021, to March 31, 2022 and analogously for FY2021 and other such labelled years.

DESCRIPTION OF VOTING RIGHTS

All securities issued by the Company carry equal voting rights.

DEPOSITORIES

OVERSEAS DEPOSITORY OF ADRs

J.P. Morgan Chase & Co.
P.O. Box 64504, St. Paul
MN 55164-0504, USA
Tel: +1-651-453 2128

INDIAN CUSTODIAN OF ADRs

J.P. Morgan Chase Bank NA
India Sub-Custody, 6th Floor
Paradigm B Wing, Mindspace,
Malad (West), Mumbai 400 064,
Maharashtra, India
Tel: +91-22-6649 2617
Fax: +91-22-6649 2509
E-mail ID: *india.custody.client.service@jpmorgan.com*

REGISTRAR AND TRANSFER AGENT (RTA) FOR EQUITY SHARES

(COMMON AGENCY FOR DEMAT AND PHYSICAL SHARES)

Bigshare Services Private Limited
CIN: U99999MH1994PTC076534
306, Right Wing, 3rd Floor, Amrutha Ville
Opp. Yashoda Hospital, Rajbhavan Road
Hyderabad 500 082, Telangana, India
Tel: +91-40-2337 4967
Fax: +91-40-2337 0295
E-mail ID: *bsshyd@bigshareonline.com*

LISTING ON STOCK EXCHANGES AND STOCK CODES

DETAILS OF STOCK EXCHANGE	STOCK CODE	
	EQUITY SHARES	ADRs
BSE Limited (BSE), P J Towers, Dalal Street, Mumbai 400 001, India	500124	-
National Stock Exchange of India Limited (NSE), Exchange Plaza, C-1, Block G, Bandra-Kurla Complex, Bandra (E), Mumbai 400 051, India	DRREDDY EQ	-
New York Stock Exchange Inc. (NYSE), 11, Wall Street, New York, 10005, USA	-	RDY
NSE IFSC Limited, Unit No.1201, Brigade International Financial Centre, 12th floor, Block-14, Road 1C, Zone-1, Gift SEZ, Gift City, Gandhinagar, Gujarat – 382355, India	-	DRREDDY

Notes:

1. *Listing fees to the Indian Stock Exchanges for listing of equity shares have been paid for the FY2022.*
2. *Listing fees to the NYSE for listing of ADRs have been paid for the CY2021.*
3. *The stock code on Reuters is REDY.NS and on Bloomberg is DRRD:IN.*

PERSONS HOLDING OVER 1% OF THE SHARES

Table 1 gives the names of the persons who hold more than 1% of equity shares of the Company as on March 31, 2022.

TABLE 1 PERSONS HOLDING 1% OR MORE OF THE EQUITY SHARES IN THE COMPANY AS ON MARCH 31, 2022[1]

NAME	NUMBER OF SHARES	%
Dr. Reddy's Holdings Limited[2]	41,325,300	24.83
Life Insurance Corporation of India	8,769,499	5.27
SBI-ETF Sensex	4,245,926	2.55
Aditya Birla SunLife Trustee Private Limited	3,631,279	2.17
First Sentier Investors ICVC-Stewart Investors	3,500,511	2.10
ICICI Prudential Value Discovery Fund	3,224,070	1.92
Government of Singapore	3,004,517	1.81
ICICI Prudential Life Insurance Company Limited	2,743,177	1.64
NPS Trust and their associates	2,488,266	1.48
UTI-Mastershare Unit	1,991,477	1.19
HDFC trustee Company	1,700,213	1.02
Government Pension Fund Global	1,677,349	1.01
Mirae Asset Tax Saver Fund and their associates	1,668,396	1.00

[1] Does not include the ADR holding

[2] Dr. Reddy's Holdings Limited(DRHL), holding 41,325,300 equity shares of ₹5/- each, amalgamated with the Company effective from April 8, 2022, pursuant to the Scheme of Amalgamation and Arrangement approved by Hon'ble National Company Law Tribunal, Hyderabad Bench, vide Order dated April 5, 2022. Pursuant to the Scheme, 41,325,300 equity shares held by DRHL stands cancelled and equal number of equity shares were allotted by the Company on April 22, 2022 to the shareholders of DRHL in proportion to their shareholding in DRHL.

SECURITY HISTORY OF THE COMPANY

TABLE 2 SECURITY HISTORY OF THE COMPANY SINCE INCORPORATION OF THE COMPANY UP TO MARCH 31, 2022

DATE/ FINANCIAL YEAR	PARTICULARS	ISSUED	CANCELLED/ EXTINGUISHED	CUMULATIVE
February 24, 1984	Issue to promoters	200	-	200
November 22, 1984	Issue to promoters	243,300	-	243,500
June 14, 1986	Issue to promoters	6,500	-	2,50,000
August 09, 1986	Issue to public	1,116,250	-	1,366,250
September 30, 1988	Forfeiture of 100 equity shares	-	100	1,366,150
August 09, 1989	Rights Issue	819,750	-	2,185,900
December 16, 1991	Bonus Issue (1:2)	1,092,950	-	3,278,850
January 17, 1993	Bonus Issue (1:1)	3,278,850	-	6,557,700
May 10, 1994	Bonus Issue (2:1)	13,115,400	-	19,673,100
May 10, 1994	Issue to promoters	2,250,000	-	21,923,100
July 26, 1994	GDRs underlying equity shares	4,301,276	-	26,224,176
September 29, 1995	Standard Equity Fund Limited on Merger	263,062	-	26,487,238
January 30, 2001	Cheminor Drugs Limited shareholders on merger	5,142,942	-	31,630,180
January 30, 2001	Cancellation of shares held in Cheminor Drugs Limited on Merger	-	41,400	31,588,780
April 11, 2001	ADR underlying equity shares	6,612,500	-	38,201,280
July 09, 2001	GDR conversion into ADR	-	-	38,201,280
September 24, 2001	American Remedies Limited shareholders on merger	56,694	-	38,257,974
October 25, 2001	Sub-division of one equity share of ₹10/- into two equity shares of ₹5/- each		-	76,515,948
January 30, 2004	Allotment pursuant to exercise of stock options	3,001	-	76,518,949
2005-2006	Allotment pursuant to exercise of stock options	175,621	-	76,694,570
2006-2007	Allotment pursuant to exercise of stock options	63,232	-	76,757,802
August 30, 2006	Bonus Issue(1:1)	76,757,802	-	153,515,604
November 22, 2006	ADR underlying equity shares	12,500,000	-	166,015,604
November 29, 2006	ADR underlying equity shares (green shoe option)	1,800,000	-	167,815,604
2006-2007	Allotment pursuant to exercise of stock options	96,576	-	167,912,180
2007-2008	Allotment pursuant to exercise of stock options	260,566	-	168,172,746
2008-09	Allotment pursuant to exercise of stock options	296,031	-	168,468,777
2009-10	Allotment pursuant to exercise of stock options	376,608	-	168,845,385
2010-11	Allotment pursuant to exercise of stock options	407,347	-	169,252,732
2011-12	Allotment pursuant to exercise of stock options	307,614	-	169,560,346
2012-13	Allotment pursuant to exercise of stock options	276,129	-	169,836,475
2013-14	Allotment pursuant to exercise of stock options	272,393	-	170,108,868
2014-15	Allotment pursuant to exercise of stock options	272,306	-	170,381,174
2015-16	Allotment pursuant to exercise of stock options	226,479	-	170,607,653
2016-17	Buy-back of equity shares	-	5,077,504	165,530,149
	Allotment pursuant to exercise of stock options	211,564	-	165,741,713
2017-18	Allotment pursuant to exercise of stock options	169,194	-	165,910,907
2018-19	Allotment pursuant to exercise of stock options	155,041	-	166,065,948
2019-20	Allotment pursuant to exercise of stock options	106,134	-	166,172,082
2020-21	Allotment pursuant to exercise of stock options	129,149	-	166,301,231
2021-22	Allotment pursuant to exercise of stock options	124,618	-	166,425,849

STOCK DATA

TABLE 3 GIVES THE MONTHLY HIGH/LOW AND THE TOTAL NUMBER OF SHARES/ADRs TRADED ON A MONTHLY BASIS IN THE BSE, NSE AND THE NYSE DURING FY2022.

MONTH	BSE			NSE			NYSE		
	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (US$)	LOW (US$)	NO. OF ADRs[1]
Apr-21	5,290.00	4,423.20	15,17,707	5,290.00	4,423.90	3,05,33,698	69.42	61.53	35,85,777
May-21	5,422.00	5,055.75	12,68,068	5,398.40	5,054.35	3,05,33,698	73.14	68.53	26,31,598
Jun-21	5,514.00	5,151.00	10,25,206	5,515.00	5,150.10	1,29,45,185	74.42	70.60	20,59,731
Jul-21	5,613.65	4,659.60	8,81,480	5,614.60	4,660.00	1,78,82,411	75.50	62.43	26,11,844
Aug-21	4,855.85	4,448.00	9,24,040	4,858.85	4,445.70	1,27,28,213	64.78	60.10	26,19,089
Sep-21	4,995.00	4,688.00	9,34,905	4,996.50	4,687.00	95,30,743	67.76	64.28	22,05,965
Oct-21	5,078.80	4,529.25	8,59,256	5,077.00	4,526.05	94,03,599	67.40	60.42	31,13,708
Nov-21	4,898.05	4,551.25	2,48,056	4,901.00	4,551.50	77,23,679	65.50	60.69	25,22,855
Dec-21	4,930.00	4,443.00	2,52,902	4,931.05	4,441.30	76,78,285	65.86	59.03	30,29,127
Jan-22	4,930.00	4,179.35	3,07,699	4,930.30	4,175.45	90,37,534	65.36	54.15	22,34,815
Feb-22	4,600.00	4,050.00	2,45,540	4,436.95	4,049.95	77,72,672	58.98	53.24	30,76,783
Mar-22	4,387.50	3,655.00	5,27,267	4,387.50	3,654.00	1,77,63,166	56.83	47.90	59,56,000

[1] One ADR is equal to one equity share.

There was no trading in the Company's ADRs on NSE IFSC except 20 ADRs which were traded on December 9, 2020.

Chart 1 Movement of the Company's share price on NSE vis-à-vis NIFTY 50 Index during FY2022

CHART 1 MOVEMENT OF THE COMPANY'S SHARE PRICE ON NSE AND NIFTY 50 INDEX


140
130
120
110
100
90
80
APR-21
MAY-21
JUN-21
JUL-21
AUG-21
SEP-21
OCT-21
NOV-21
DEC-21
JAN-22
FEB-22
MAR-22
DR. REDDY'S SHARE PRICE
NIFTY 50 INDEX

Notes:

1. All values are indexed to 100 as on April 1, 2021.

2. Nifty 50 is a benchmark Indian stock market index that represents the weighted average of 50 of the largest Indian companies listed on the National Stock Exchange.

Chart 2 Movement of Company's ADR price on NYSE vis-à-vis S&P Global 1200 ADR Index during FY2022

CHART 2 MOVEMENT OF THE COMPANY'S ADR PRICES AND S&P GLOBAL 1200 ADR INDEX


140
130
120
110
100
90
80
70
APR-21
MAY-21
JUN-21
JUL-21
AUG-21
SEP-21
OCT-21
NOV-21
DEC-21
JAN-22
FEB-22
MAR-22
DR. REDDY'S ADR PRICE
S&P GLOBAL 1200 ADR INDEX

Notes:

1. *All values are indexed to 100 as on April 1, 2021.*
2. *The S&P Global 1200 ADR Index is based on the non-US stocks comprising the S&P Global 1200 traded in the US exchanges. For details of the methodology used to compute this index please visit www.adr.com and www.spglobal.com*

Chart 3 Premium in percent on Company's ADR traded on NYSE compared to the share price on NSE during FY2022.

CHART 3 PREMIUM IN PERCENT ON COMPANY'S ADR TRADED ON NYSE AND SHARE PRICE ON NSE


4
2
0
-2
-4
-6
APR-21
MAY-21
JUN-21
JUL-21
AUG-21
SEP-21
OCT-21
NOV-21
DEC-21
JAN-22
FEB-22
MAR-22

Note: Premium has been calculated on a daily basis using RBI reference exchange rate.

TABLE 4 DISTRIBUTION OF SHAREHOLDING

CATEGORY	AS ON MARCH 31, 2022		AS ON MARCH 31, 2021		% CHANGE
	NO. OF SHARES	% OF TOTAL	NO. OF SHARES	% OF TOTAL	
Promoters' Holding[1]					
- Individuals	3,135,828	1.88	3,135,828	1.89	-
- Companies[2]	41,325,300	24.83	41,325,300	24.85	(0.02)
Sub-total (A)	**44,461,128**	**26.72**	**44,461,128**	**26.74**	**(0.02)**
Indian financial institutions [3]	17,023,058	10.23	1,442,868	0.87	9.36
Banks	191,924	0.12	112,089	0.07	0.05
Mutual funds/UTI	23,494,448	14.12	22,138,337	13.31	0.81
Foreign holdings					
- Foreign institutional investors/foreign portfolio investors	41,872,636	25.16	48,276,060	29.03	(3.87)
- Non-resident Indians	1,650,025	0.99	1,666,509	1.00	(0.01)
- ADRs	18,681,846	11.23	20,299,272	12.21	(0.98)
- Foreign nationals	1,459	0.00	1,459	0.00	-
Sub-total (B)	**10,29,15,396**	**61.84**	**93,936,594**	**56.49**	**(5.36)**
Indian public and corporates and others (C)[4]	**1,90,49,325**	**11.45**	**27,903,509**	**16.78**	**(5.33)**
Total (A+B+C)	**16,64,25,849**	**100.00**	**166,301,231**	**100.00**	**0.03**

(1) Change in percentage and number of shares are due to ESOP allotment

(2) Dr. Reddy's Holdings Limited (DRHL), holding 41,325,300 equity shares of ₹5/- each, amalgamated with the Company effective from April 8, 2022, pursuant to the Scheme of Amalgamation and Arrangement approved by Hon'ble National Company Law Tribunal., Hyderabad Bench, vide Order dated April 5, 2022. Pursuant to the Scheme, 41,325,300 equity shares held by DRHL stands cancelled and equal number of equity shares were allotted by the Company on April 22, 2022 to the shareholders of DRHL in proportion to their shareholding in DRHL.

3) Including Insurance Companies for March 31, 2022.

(4) Others include Unclaimed Suspense Account, IEPF Authority and ESOS Trust.

TABLE 5 DISTRIBUTION OF EQUITY SHAREHOLDING ACCORDING TO OWNERSHIP AS ON MARCH 31, 2022

SHARES HELD	NUMBER OF SHAREHOLDERS	% OF SHAREHOLDERS	NUMBER OF SHARES HELD	% OF SHAREHOLDING
1 – 5,000	2,70,012	99.60	12,685,127	7.62
5,001 – 10,000	407	0.15	2,831,969	1.70
10,001 – 20,000	258	0.10	3,595,266	2.16
20,001 – 30,000	80	0.03	1,964,287	1.18
30,001 – 40,000	48	0.02	1,662,366	1.00
40,001 – 50,000	34	0.01	1,530,233	0.92
50,001 – 100,000	96	0.04	6,850,207	4.12
100,001 & above	156	0.06	116,624,548	70.08
Total (excluding ADRs)	**2,71,091**	**100**	**14,77,44,003**	**88.78**
Equity shares underlying ADRs[1]	1	0.00	18,681,846	11.23
Total	**2,71,092**	**100**	**16,64,25,849**	**100**

(1) Held by Beneficial Owners outside India

DIVIDEND HISTORY

Chart 4 shows the dividend history of the Company from the FY2012 to FY2022.

CHART 4 DIVIDEND HISTORY FY2012-22 (%) (%)


FY2022
PROPOSED
600%
FY2021
500%
FY2020
500%
FY2019
400%
FY2018
400%
FY2017
400%
FY2016
400%
FY2015
400%
FY2014
360%
FY2013
300%
FY2012
275%

NOMINATION FACILITY

In view of the SEBI Circular dated November 3, 2021, as amended, members holding shares in physical form are requested to submit their Nomination details by sending a duly filled and signed Form SH-13 and Form SH-14 to the RTA. Further, Form ISR-3 shall be submitted by the members for opting out/ cancellation of Nomination. Table 7 gives the details of forms which are available on the Company's website: www.drreddys.com

EXCHANGE OF SHARE CERTIFICATES

Standard Equity Fund Limited (SEFL), Cheminor Drugs Limited (CDL) and American Remedies Limited (ARL) merged with Dr. Reddy's Laboratories Limited in the years 1995, 2000 and 2001, respectively. Also, during the year 2001, the Company sub-divided the face value of its equity shares of ₹ 10/- into ₹ 5/-. Hence, the share certificates of the above three companies and old share certificates of ₹ 10/- face value are no longer valid.

Shareholders who are still holding the share certificates of the above three companies or of ₹ 10/- face value, are requested to submit those share certificates along with their demat account details, including client master list, either to the Company or to the RTA. On receipt and verification of these share certificate(s), the shares will get respective credited to the demat account of the shareholders.

SIMPLIFIED NORMS FOR PROCESSING INVESTOR SERVICE REQUEST

Pursuant to the Regulation 40 of the Listing Regulations, as amended, the transfer, transmission and transposition of securities of listed companies held in physical form, shall be effected only in demat mode. Further, SEBI vide its Circular dated January 25, 2022, has clarified that listed companies shall henceforth issue the securities in dematerialized form only, while processing the service requests like issue of duplicate share certificate, claim from unclaimed suspense account, renewal/ exchange of share certificate, endorsement, sub-division/ splitting of securities certificate, consolidation of securities certificates/ folios, transmission and transposition. It was further clarified that listed entities/ RTAs shall now issue a Letter of Confirmation in lieu of the share certificate while processing any of the aforesaid investor service request.

In view of the above and also to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to demat mode and to furnish PAN, KYC and Nomination/ Opt out of Nomination, by submitting the prescribed forms by their registered email id to RTA at *bsshyd@bigshareonline.com* or by sending physical copy of the same to M/s. Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082.

Table 7 gives the details of forms which are also available on our website: *https://www.drreddys.com/investors/governance/code-of-businessconduct-and-ethics-cobe/#investor-services#investor-handbook*

Pursuant to the provisions of Section 46 of the Companies Act, 2013 ("the Act"), read with Rule 6(2)(a) of the Companies (Share Capital and Debentures) Rules, 2014, duplicate share certificates, in lieu of those that are lost or destroyed, should only be issued with the prior consent of the Board. Therefore, based on Circular no. 19/2014 dated June 12, 2014, issued by the Ministry of Corporate Affairs and consequent to delegation of power of issuing duplicate share certificates (Letter of Confirmation) by the Board of Directors to the Stakeholders' Relationship Committee, the Committee attends to such requests at regular intervals.

We periodically review the operations of our RTA. The number of shares transferred/ transmitted in physical form during the last two financial years are given in **Table 6**.

TABLE 6 SHARES TRANSFERRED/TRANSMITTED IN PHYSICAL FORM

SHARES TRANSFERRED/TRANSMITTED IN PHYSICAL FORM	FY2022	FY2021
Number of transfers*/transmissions	5	6
Number of shares	3,818	2,100

Transfers processed during FY2022 were all lodged on or before March 31, 2021.

DEMATERIALIZATION OF SHARES

The Company's shares can be held in demat mode through both the depositories in India: The National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL).

SEBI vide Circular dated November 3, 2021, as amended, has made it mandatory for the holders of physical securities to furnish PAN, KYC details and details of nomination by March 31, 2023.. Folios wherein any of the above document(s)/details are not furnished on or before the said date, shall be frozen by the RTA. As per the above-mentioned Circular, the frozen folios shall be referred by the RTA/Company to the administering authority under the Benami Transactions (Prohibitions) Act, 1988 and/or Prevention of Money Laundering Act, 2002, after December 31, 2025.

Further, the physical shareholders are requested to ensure that their PAN is linked to Aadhaar, if not already done, to avoid freezing of folio. **Table 7** gives the details of forms which are also available on Company's website: *www.drreddys.com*.

TABLE 7 DETAILS OF FORMS

SL. NO.	PARTICULARS	FORM DETAILS
1	Request for registering PAN, KYC details or changes/updation thereof	ISR-1
2	Confirmation of signature of shareholder by the Banker (in case of major mismatch in the signature of the shareholder)	ISR-2
3	Nomination Form	SH-13
4	Cancellation or Variation of Nomination	SH-14
5	Declaration form for opting out/ cancellation of Nomination	ISR-3

Members holding shares in electronic form are requested to verify and update any change/ updation in their KYC details/ Bank mandate(s) or details of nomination immediately to their respective Depository Participants (NSDL or CDSL) with whom they are maintaining their demat accounts.

Chart 5 gives the breakup of dematerialized shares and shares held in physical form as on March 31, 2022, compared with March 31, 2021. Dematerialization of shares is done through RTA and the dematerialization process is generally completed within 10 days from the date of receipt of a valid dematerialization request along with the relevant documents.

CHART 5 BREAK UP OF SHARES IN ELECTRONIC AND PHYSICAL FORM AS ON MARCH 31, 2022 AND MARCH 31, 2021 (%)


0.35
0.32
4.14
3.68
95.51
96.00
PHYSICAL
ELECTRONIC - CDSL
ELECTRONIC - NSDL
2021
2022

SECRETARIAL AUDIT

Pursuant to Section 204 of the Act and corresponding Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, a Secretarial Audit for FY2022 was carried out by M/s. Makarand M. Joshi & Co. (MMJC), Practicing Company Secretaries, Mumbai, India (Certificate of Practice No. 3662) having more than 21 years of experience. The Secretarial Audit Report forms a part of the Board's Report.

The Company has also obtained a Secretarial Compliance Report from M/s. Makarand M. Joshi & Co. confirming compliances with all applicable SEBI Regulations, Circulars and guidelines for the year ended March 31, 2022. This Compliance Report was filed with the Stock Exchanges within prescribed time period and is also available on the websites of Stock Exchanges and the Company.

In addition to the above, for each quarter of FY2022, a Practicing Company Secretary carried out the reconciliation of share capital audit to reconcile the total admitted share capital held with NSDL and CDSL and the total issued and listed share capital. The reports confirm that the total issued/paid-up share capital is in agreement with total number of shares in physical form and dematerialized form held with NSDL and CDSL.

OUTSTANDING ADRs AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded on the New York Stock Exchange, Inc., US (NYSE) under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on March 31, 2022, there were approximately 5 registered holders and 15,742 beneficial shareholders of ADRs evidencing 1,86,81,846 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN FY2022

The Company has attended all the queries, requests and letters received from the shareholders as well as Statutory Authorities during FY2022. The details are mentioned in **Table 8**.

TABLE 8 SHAREHOLDER QUERIES AND REQUESTS RECEIVED DURING FY2022

SL. NO.	NATURE	OPENING BALANCE	RECEIVED	REPLIED	CLOSING BALANCE
1	Change of address	-	-	-	-
2	Request for revalidation and issue of duplicate dividend warrants	-	76	76	-
3	Request for sub-division of shares (exchange)	2	9	11	-
4	Share transfers	-	-	-	-
5	Transmission of shares	-	11	11	-
6	Split/consolidation of shares	-	-	-	-
7	Stop transfer	-	16	16	-
8	Power of attorney registration	-	-	-	-
9	Change of bank mandate	-	29	29	-
10	Correction of name	-	-	-	-
11	Dematerialization of shares	-	115	115	-
12	Rematerialization of shares	-	-	-	-
13	Issue of duplicate share certificates	-	11	11	-
14	Requests received from shareholders	-	871	871	-
15	Letters received through Stock Exchanges/SEBI etc.	-	4	4	-
16	Claim of unclaimed share certificates	-	35	35	-

Note: The above table does not include shareholders' disputes, which are pending in various courts.

DATE AND VENUE OF LAST THREE ANNUAL GENERAL MEETINGS

Table 9 gives the details of date, time, location and business transacted through special resolutions at last three Annual General Meetings.

TABLE 9 LAST THREE ANNUAL GENERAL MEETINGS

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2018-19	July 30, 2019 at 9.30 am (IST)	The Ballroom, Hotel Park Hyatt, Road No.2, Banjara Hills, Hyderabad 500 034	• Reappointment of Mr. Sridar Iyengar (DIN: 00278512) as an Independent Director for a second term of four years; and • Reappointment of Ms. Kalpana Morparia (DIN: 00046081) as an Independent Director for a second term of five years.
2019-20	July 30, 2020 at 9.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	• Continuation of Directorship of Mr. Prasad R Menon (DIN: 00005078), as an Independent Director, in terms of Regulations 17(1A) of the Listing Regulations.
2020-21	July 28, 2021 at 9.00 am (IST)	Video conferencing (VC)/Other Audio Visual means (OAVM)	• No special resolutions passed

POSTAL BALLOT DETAILS

During FY2022, the Company has conducted Postal Ballot process for seeking approval of members for the appointment of Dr. K P Krishnan (DIN: 01099097) and Ms. Penny Wan (DIN: 09479493), as Independent Directors of the Company, in terms of Section 149 of the Companies Act, 2013.

Mr. G Raghu Babu, Partner, M/s. R & A Associates, Practicing Company Secretaries, was appointed as the Scrutinizer to conduct the aforesaid Postal Ballot process in a fair and transparent manner. The Company had provided the facility of voting through electronic means. The procedure of Postal Ballot, as contained in the respective Postal Ballot Notices, is available on the Company's website at *https://www.drreddys.com/investor/investor-services*.

Table 10 gives details of voting by shareholders on the special resolutions passed through Postal Ballot during FY2022.

TABLE 10 POSTAL BALLOT DETAILS

SPECIAL RESOLUTION PASSED	NUMBER OF SHARES	NUMBER OF VOTES POLLED	VOTES CAST IN FAVOUR		VOTES CAST AGAINST		DATE OF PASSING OF RESOLUTIONS
			NUMBER OF VOTES	%	NUMBER OF VOTES	%	
Appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director, in terms of Section 149 of the Companies Act, 2013	166,423,461	125,658,350	124,542,925	99.11	1,115,425	0.89	March 27, 2022
Appointment of Ms. Penny Wan (DIN: 09479493) as an Independent Director, in terms of Section 149 of the Companies Act, 2013	166,423,461	125,656,906	125,112,500	99.57	544,406	0.43	March 27, 2022

Further, no resolution through Postal Ballot passed during FY2021. Further, there is no immediate proposal for passing any resolution through Postal Ballot process.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are three pending cases relating to disputes over title of the shares of the Company, in which the Company has been made a party. These cases, however, are not material in nature.

NATIONAL ELECTRONIC CLEARING SERVICE (NECS) FACILITY FOR REMITTANCE OF DIVIDEND ELECTRONICALLY

The Company provides the facility for remittance of dividend to shareholders through NECS. Under this facility, shareholders can receive dividend electronically by way of direct credit to their bank account. With this service, problems such as loss of dividend warrants during postal transit/fraudulent encashment are avoided. This also expedites credit of dividend directly to the shareholder's bank account as compared to the payment through physical dividend warrant. Shareholders are advised to refer to the Investor Handbook on the Company's website, www.drreddys.com, for further details on this facility.

UNCLAIMED DIVIDENDS

Pursuant to Section 125 of the Act, unclaimed dividend amounts for the FY2014 of ₹ 86,22,144/- and has been transferred to the Investor Education and Protection Fund (IEPF) of the Government.

The dividend amounts for the FY2015 which have been unclaimed for seven years will be transferred to IEPF. Shareholders who have not claimed the dividend(s) amount are, therefore, requested to do so before they are statutorily transferred to the IEPF. **Table 11** gives the transfer dates in this regard.

The shareholders who have not encashed their dividend are requested to immediately approach Company's RTA, for making payment through electronic bank transfer. In cases, where bank details for making electronic payment are not available, or electronic payment instructions have failed or rejected by the bank, duplicate warrant(s)/demand draft(s) may be issued in lieu of the original warrant(s)/demand draft(s).

The information on unclaimed dividend is available on the Company's website: www.drreddys.com.

TABLE 11 DATES OF TRANSFER OF UNCLAIMED DIVIDEND ON SHARES

FINANCIAL YEAR	TYPE OF PAYMENT	DATE OF DECLARATION/ PAYMENT	AMOUNT OUTSTANDING AS ON MARCH 31, 2022	DUE FOR TRANSFER ON
2014-15	Final dividend	July 31, 2015	90,83,060.00	August 30, 2022
2015-16	Final dividend	July 27, 2016	99,53,400.00	August 30, 2023
2016-17	Final dividend	July 28, 2017	1,52,64,080.00	August 31, 2024
2017-18	Final dividend	July 27, 2018	1,37,60,940.00	August 30, 2025
2018-19	Final dividend	July 30, 2019	1,38,42,120.00	September 5, 2026
2019-20	Final dividend	July 30, 2020	1,19,86,172.52	August 31, 2027
2020-21	Final dividend	July 28, 2021	1,17,10,007.71	August 27 2028

TRANSFER OF UNDERLYING SHARES TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

Pursuant to Section 124(6) of the Act, read with Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more, shall be transferred to IEPF.

During the year, the Company has transferred (transmission) 4,980 equity shares held under 102 folios to IEPF, on which dividend has not been paid or claimed for seven consecutive years.

The Company has sent individual notices to the latest available addresses of the shareholders, whose dividends are lying unpaid/unclaimed for FY2015 along with subsequent seven consecutive years' dividend, advising them to claim the dividends on or before August 30, 2022. The Company has also published a notice in newspapers inviting the shareholders' attention to this matter, in May, 2022.

Shareholders who have not claimed their dividends since FY 2014-15 can write to the Company's RTA or at the registered office of the Company on or before August 30, 2022, for making a valid claim for the unclaimed dividends. If the shareholders do not claim the unpaid or unclaimed dividends and provide the requisite documents on or before August 30, 2022, the shares held by them are liable to be transferred to IEPF.

Any person, whose shares and unpaid/ unclaimed dividends get transferred to the IEPF may claim the shares and unpaid/unclaimed dividends from the IEPF Authority in accordance with the prescribed procedure and submission of relevant documents procedure.

Details of equity shares liable to be transferred to IEPF are available on the Company's website: *www.drreddys.com*

DEALING WITH SECURITIES WHICH HAVE REMAINED UNCLAIMED

Pursuant to Regulation 39(4) of Listing Regulations read with Schedule VI of the said Regulations, the Company has dematerialized shares which have been returned undelivered by postal authorities and shares lying unclaimed after sub-division. The dematerialized shares are held in an 'unclaimed suspense account' opened with a depositary participant associated with NSDL.

Any corporate benefits accruing on such shares, viz. bonus shares, split etc., shall also be credited to an unclaimed suspense account, for a period of seven years and thereafter shall be transferred by the Company to IEPF, in accordance with provisions of Section 124(5) and (6) of the Act and Rules made thereunder.

Table 12 gives the details of the unclaimed shares as on March 31, 2022, held by the Company. The voting rights on such unclaimed shares shall remain frozen till the rightful owner claims these shares.

TABLE 12 UNCLAIMED SHARES AS ON MARCH 31, 2022

SL. NO.	PARTICULARS	NO. OF FOLIOS	NO. OF SHARES
i.	No. of shareholders and the outstanding no. of unclaimed shares at the beginning of the year	2182	368,758
ii.	No. of shareholders who approached to claim the unclaimed shares during the year	71	10,728
iii.	No. of shareholders who claimed and were given the unclaimed shares during the year	35	5,822
iv.	Aggregate no. of shareholders and the outstanding no. of unclaimed shares at the end of the year	2147	362,936

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance by the Company on matters relating to capital markets for the last three financial years.

FINANCIAL RESULTS ON THE COMPANY'S WEBSITE

The quarterly, half yearly and annual results of the Company are displayed on its website: www.drreddys.com. Presentations to analysts, as and when made, are immediately placed on the website for the benefit of the shareholders and public at large.

Furthermore, the Company also regularly provides relevant information to the Stock Exchanges as per the requirements of the Listing Regulations.

INFORMATION ON DIRECTOR PROPOSED FOR REAPPOINTMENT/ APPOINTMENT/ CONTINUATION

This information is given in the chapter on *Corporate Governance and Notice of 38th AGM.*

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the financial statements or any other matter are requested to write to the Company at e-mail ID: *shares@drreddys.com* at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the AGM.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

Pursuant to the provisions of Section 100 of the Act 2013, Companies (Management and Administration) Rules, 2014 and Secretarial Standard on General Meeting (SS-2), an extraordinary general meeting (EGM) of the Company may be called by a requisition made by shareholders, either in writing or through electronic mode, at least 21 clear days prior to the proposed date of such a meeting. Such a requisition, signed by the requisitionists, shall set out the matters of consideration for which the meeting is to be called and it shall be sent to the registered office of the Company.

Shareholders entitled to make requisition for an EGM regarding any matter, shall be those who hold not less then one-tenth of the paid-up share capital of the Company on the date of receipt of the requisition.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 160 of the Act any person or shareholders intending to propose such person for appointment as a Director of the Company, shall deposit a signed notice signifying his/her candidature to the office of a Director along with prescribed fee, at the registered office of the Company, not less than 14 days before the shareholders' meeting.

All Directors' nominations are considered by the Nomination, Governance and Compensation Committee of the Company's Board of Directors, which entirely consists of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company's memorandum and articles of association are available on its website: *www.drreddys.com*

INVESTOR HANDBOOK/ SHAREHOLDER SERVICES

Please refer to the Investor Handbook on the Company's website: *www.drreddys.com*, for rights of shareholders, procedures related to transfer/ dematerialization/ rematerialization/ transmission of shares, nomination in respect of shareholding, change of address, unclaimed/unpaid dividend, shares underlying unpaid/ unclaimed dividend, refund from IEPF, loss/misplacement of certificate(s), sub-division of shares, share certificates of amalgamated companies, power of attorney, registration of e-mail ID and registration of PAN/Bank details and for necessary compliances under the SEBI Circular dated November 3, 2021.

COMMODITY PRICE RISK OR FOREIGN EXCHANGE RISK

Appropriate disclosure on commodity price or foreign exchange risk and hedging activities is given in note 2.29 of the notes to the standalone financial statement.

CERTIFICATE FROM THE COMPANY SECRETARY

I, K Randhir Singh, Company Secretary of Dr. Reddy's Laboratories Limited (the "Company"), hereby confirm that, as on date of this Certificate, the Company has:

a) Complied with the provisions of rules and regulations framed by the Securities and Exchange Board of India; the Companies Act, 2013 (the "Act"), as amended and other statutory laws as may be applicable on the Company and effective as on date.

b) Maintained all books of account and statutory registers prescribed under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations"); the Act and other applicable statutory laws.

c) Filed all forms and returns and furnished all necessary particulars to the Stock Exchanges; Registrar of Companies; and/or other Statutory Authorities, as may be required under the Listing Regulations, the Act and other applicable statutory laws.

d) Conducted the Board Meetings, Shareholders' meeting and postal ballot as per the Listing Regulations, the Act, Secretarial Standards (issued by the Institute of Company Secretaries of India) and other applicable statutory laws; and the minutes thereof were properly recorded in the respective minutes books.

e) Effected share transfers or transmissions and dispatched the certificates, wherever applicable, within the time limit prescribed by various Statutory Authorities.

f) Not exceeded the borrowing or investment limits as prescribed under the applicable laws.

g) Paid dividend to the shareholders, transferred the unpaid dividends and the underlying shares in respect of which dividend has remained unpaid or unclaimed for seven consecutive years to the Investor Education and Protection Fund (IEPF) within the time limit and has also complied with the provisions of the IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended.

The certificate is given by the undersigned according to the best of his knowledge and belief and based on the available information and records, knowing that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

K Randhir Singh
Company Secretary and Compliance Officer

Place: Hyderabad
Date: May 19, 2022.

PLANT/FACILITY LOCATIONS

OUTSIDE INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

API CUERNAVACA PLANT

Industrias Quimicas Falcon De Mexico S.A. de C.V., Carretera Federal Cuernavaca-Cuautla KM 4.5 CIVAC, Jiutepec Morelos, Mexico 62578

API MIRFIELD PLANT

Dr. Reddy's Laboratories (EU) Limited Steanard Lane, Mirfield, West Yorkshire, WF 14, 8HZ, United Kingdom

API MIDDLEBURGH PLANT

Dr. Reddy's Laboratories New York Inc. 1974 Route 145, P.O. Box 500, Middleburgh, New York 12122, USA

FORMULATIONS MANUFACTURING FACILITIES

DR. REDDY'S LABORATORIES (UK) LIMITED

6, Riverview Road, Beverley, East Yorkshire, HU 17 OLD, United Kingdom

FORMULATIONS SHREVEPORT PLANT

Dr. Reddy's Laboratories Louisiana LLC 8800 Line Avenue, Shreveport, Louisiana 7110-6717, USA

KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LIMITED

No. 258, Huang Pu Jiang (M) Road, Kunshan Development Zone, Jiangsu Province, P. R. China, Pin: 215 300

RESEARCH AND DEVELOPMENT FACILITIES

TECHNOLOGY DEVELOPMENT CENTRE, CAMBRIDGE

Dr. Reddy's Laboratories (EU) Limited 410 Cambridge Science Park, Milton Road, Cambridge CB4 0PE, United Kingdom

TECHNOLOGY DEVELOPMENT CENTRE, LEIDEN

Dr. Reddy's Research and Development B.V. Zernikedreef 12, 2333 CL Leiden, The Netherlands

AURIGENE DISCOVERY TECHNOLOGIES, (MALAYSIA) SDN BHD

Level 2, Research Management & Innovation Complex, University of Malaya, Lembah Pantai 50603 Kuala Lumpur, Malaysia

IN INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

CTO 1 - API HYDERABAD PLANT

Plot No. 137, 138, 145 & 146, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 2 - API HYDERABAD PLANT

Plot No. 75A, 75B, 105, 110, 111, 112 & 121/3, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 3 - API HYDERABAD PLANT

Plot No. 116, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 325

CTO 5 - API NALGONDA PLANT

Peddadevulapally, Tripuraram Mandal, Nalgonda District, Telangana, Pin: 508 207

CTO 6 - API SRIKAKULAM PLANT

Sy No. 5 to 9 & Plot No. 5/1, 5/2, 5/3 & 5/4, APIIC, IDA Pydibheemavaram, Ranasthalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

CTO SEZ - API SRIKAKULAM PLANT (SEZ)

Pu1 & Developer Sector No. 28 & 34, Devunipalavalasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FORMULATIONS MANUFACTURING FACILITIES

FTO 1 - FORMULATIONS HYDERABAD PLANT

Plot No. 137, 138, 145 & 146, S.V. Co-operative Industrial Estate, IDA Bollaram, Jinnaram Mandal, Sangareddy District, Telangana, Pin: 502 320

FTO 2 - FORMULATIONS HYDERABAD PLANT

Sy No. 42, 43, 44P, 45, 46P, 53, 54 & 83, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 3 - FORMULATIONS HYDERABAD PLANT

Sy No. 41, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

FTO 6 - FORMULATIONS BADDI PLANT

Village Khol, PO - Bhud, Baddi, Nalagarh Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

FTO 7 - FORMULATIONS DUVADDA PLANT

Plot No. P1-P9, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO 8 - FORMULATIONS BADDI PLANT

Village Mauja Thana, PO - Bhud, Baddi, Nalagarh Baddi Road, Tehsil Nalagarh, Solan District, Himachal Pradesh, Pin: 173 205

PLANT/FACILITY LOCATIONS

FTO 9 - FORMULATIONS DUVADDA PLANT

Plot No. Q1 to Q5, Phase III, Duvvada, VSEZ, Visakhapatnam, Andhra Pradesh, Pin: 530 046

FTO SEZ PU 1 - FORMULATIONS SRIKAKULAM PLANT

Sector No. 9-14 & 17-20, Devunipalavelasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO SEZ PU 2 - FORMULATIONS SRIKAKULAM PLANT

Sector No. 70, 71 & 73, Devunipalavelasa Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 11 - FORMULATIONS SRIKAKULAM PLANT

APIIC Industrial Estate, Pydibheemavaram Village, Ranastalam Mandal, Srikakulam District, Andhra Pradesh, Pin: 532 409

FTO 12 - FORMULATIONS BADDI PLANT

Village Kunjhal, PO - Barotiwala, Baddi, Tehsil Nalagarh Road, Solan District, Himachal Pradesh, Pin: 174 103

BIOLOGICS

Survey No. 47, Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

RESEARCH AND DEVELOPMENT FACILITIES

INTEGRATED PRODUCT DEVELOPMENT ORGANISATION (IPDO)

Sy No. 42, 45, 46 & 54 Bachupally Village & Mandal, Medchal-Malkajgiri District, Telangana, Pin: 500 090

IPDO, BENGALURU

39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

AURIGENE DISCOVERY TECHNOLOGIES LIMITED, BENGALURU

39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

AURIGENE PHARMACEUTICAL SERVICES LIMITED, HYDERABAD

Bollaram Road, Miyapur, Hyderabad, Telangana, Pin: 500 049

AURIGENE PHARMACEUTICAL SERVICES LIMITED, BENGALURU

39-40, KIADB Industrial Area, Electronic City Phase II, Hosur Road, Bengaluru, Karnataka, Pin: 560 100

TECHNOLOGY DEVELOPMENT CENTRE 1

Bollaram Road, Miyapur, Hyderabad, Telangana, Pin: 500 049

TECHNOLOGY DEVELOPMENT CENTRE 2

Plot 31A, IDA, Jeedimetla, Hyderabad, Telangana, Pin: 500 050


BOARD'S
REPORT

BOARD'S REPORT

Dear Member,

Your directors are pleased to present the 38th Annual Report of the Company for the year ended March 31, 2022.

The FY2022 saw several challenges with respect to multiple COVID-19 waves, heightened geo-political tensions and increase in commodity prices. These factors have impacted almost every organization and your Company was no exception. However, our teams stood up to these challenges and ended the year on a winning note with growth across most of our businesses and higher profits, while continuing to serve our patients across the globe.

FINANCIAL HIGHLIGHTS AND COMPANY AFFAIRS

Table 1 gives the consolidated and standalone financial highlights of the Company based on Indian Accounting Standards (Ind AS) for FY2022 (i.e. from April 1, 2021 to March 31, 2022) compared to the previous financial year.

The Company's consolidated total income for the year was ₹ 220.3 billion, which was up by 14% over the previous year. Profit before tax (PBT) was ₹ 30.6 billion, representing an increase of 6% over the previous year.

The Company's standalone total income for the year was ₹ 148.9 billion, which was up by 5% over the previous year. PBT was ₹ 22.2 billion, which was lower by 27% over the previous year.

Revenues from lines of business and geographies given below are from the company's IFRS results.

Revenues from Global Generics were up by 16% and stood at ₹ 179.2 billion. There was growth across North America Generics and Europe, with strong growth in Emerging Markets and India.

Revenues from North America stood at ₹ 74.9 billion, registering a year-on-year growth of 6%. This was largely on account of revenue contribution from new products launched and increase in volumes for some of our base products, partly offset by high price erosions in some of our products.

During the year, the Company filed seven Abbreviated New Drug Applications (ANDAs) in the USA. As of March 31, 2022, there were 90 generic filings awaiting approval with the US Food and Drug Administration (USFDA), comprising 87 ANDAs and three NDAs filed under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act.

Revenues from Emerging Markets were ₹ 45.7 billion, registering a year-on-year growth of 30%. Revenues from India stood at ₹ 42.0 billion, showing a year-on-year growth of 25%. Revenues from Europe were ₹ 16.6 billion, a year-on-year growth of 8%.

Revenues from Pharmaceutical Services and Active Ingredients (PSAI) stood at ₹ 30.7 billion, which was lower by 4% compared to previous year. During the year, the Company filed 139 Drug Master Files (DMFs) worldwide, including 10 filings in the US.

SCHEME OF AMALGAMATION

The Hon'ble National Company Law Tribunal (the "NCLT"), Hyderabad Bench, vide order dated April 5, 2022, has approved the Scheme of Amalgamation and Arrangement (the "Scheme") for the merger of Dr. Reddy's Holdings Limited (the "DRHL/ Amalgamating Company") with the Company (the "Amalgamated Company"). The order of the Hon'ble NCLT was filed by both the companies with the Registrar of Companies, Hyderabad, on April 8, 2022. Therefore, the merger becomes effective on April 8, 2022. The appointed date of the Scheme was April 1, 2019.

Pursuant to the Scheme, 41,325,300 equity shares held by the Amalgamating Company in the Company stands cancelled and the equal number of shares were issued and allotted by the Company, on April 22, 2022, to the shareholders of Amalgamating Company, in aggregate, in proportion to their shareholding in the Amalgamating Company. Effectively, there is no change in the total issued and paid-up share capital of the Company pursuant to the said Scheme, as equal number of shares were cancelled, as well as issued and allotted by the Company.

TABLE 1 FINANCIAL HIGHLIGHTS (₹ MILLION)

PARTICULARS	CONSOLIDATED		STANDALONE	
	FY2022	FY2021	FY2022	FY2021
Total income	220,296	193,389	148,872	141,502
Profit before depreciation, amortization, impairment and tax	50,867	47,411	30,479	39,062
Depreciation and amortization	11,652	12,288	8,143	8,350
Impairment of non-current assets	9,304	6,768	98	150
Profit before tax and before share of equity accounted investees	29,911	28,355	22,238	30,562
Share of profit of equity accounted investees, net of tax	703	480	-	-
Profit before tax	30,614	28,835	22,238	30,562
Tax expense	8,789	9,319	6,006	8,698
Net profit for the year	**21,825**	**19,516**	**16,232**	**21,864**
Opening balance of retained earnings	142,395	128,349	141,373	124,979
Net profit for the year	21,825	19,516	16,232	21,864
Other comprehensive income/ (loss)	-	3	-	3
Dividend paid during the year	(4,146)	(4,147)	(4,146)	(4,147)
Transfer to SEZ re-investment Reserve, net	571	(1,326)	571	(1,326)
Transfer to Debenture Redemption Reserve	(304)	-	-	-
Closing balance of retained earnings	**160,341**	**142,395**	**154,030**	**141,373**

Note: FY2022 represents fiscal year 2021-22, from April 1, 2021 to March 31, 2022, and analogously for FY2021 and other such labelled years

DIVIDEND

Your directors are pleased to recommend a dividend of ₹ 30 (600%) for FY2022, per equity share of ₹ 5/- each. The recommended dividend is in line with the Dividend Distribution Policy of the Company.

The dividend, if approved at the 38th Annual General Meeting (the "AGM") will be paid to those members whose names appear on the register of members of the Company as of end of the day on July 12, 2022. In terms of the provisions of the Income Tax Act, 1961, such dividend will be taxable in the hands of the members.

In terms of Regulation 43A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations"), the Dividend Distribution Policy, is available on the Company's website on *https://www.drreddys.com/investors/governance/policies-and-documents/#governance#policies-and-documents*

TRANSFER TO RESERVES

The Company has not proposed to transfer any amount to the general reserve for the year ended March 31, 2022.

SHARE CAPITAL

The paid-up share capital of your Company increased by ₹ 0.62 million to ₹ 832.13 million in FY2022 due to allotment of 124,618 equity shares, on exercise of stock options by eligible employees through the 'Dr. Reddy's Employees Stock Option Scheme, 2002' and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007'.

PUBLIC DEPOSITS

The Company has not accepted any deposits covered under Chapter V of the Companies Act, 2013 ("Act"). Accordingly, there is no disclosure or reporting required in respect of details relating to deposits.

CHANGE IN THE NATURE OF BUSINESS, IF ANY

During the year, there was no change in the nature of business of the Company. Further, there was no significant change in the nature of business carried on by its subsidiaries.

MATERIAL CHANGES AND COMMITMENTS AFFECTING THE FINANCIAL POSITION OF THE COMPANY

There have been no such changes during the year.

SUBSIDIARIES AND ASSOCIATES

The Company has 42 overseas subsidiary companies (including step-down subsidiaries), nine subsidiary companies in India and one joint venture Company as on March 31, 2022.

Dr. Reddy's (WUXI) Pharmaceutical Co. Limited in China ceased to be a step-down subsidiary of the Company with effect from December 13, 2021, consequent to its liquidation.

Aurigene Discovery Technologies Inc. in USA, ceased to be a step-down subsidiary of the Company with effect from March 23, 2022, consequent to its liquidation.

Further, the Company acquired Nimbus Health GmbH (Nimbus) as a step-down subsidiary, on February 24, 2022. Nimbus is a German Company, founded in 2018, specialized wholesaler of medical cannabis.

Section 129(3) of the Act, states that where the Company has one or more subsidiaries or associate companies, it shall, in addition to its financial statements, prepare a consolidated financial statements of the Company and of all subsidiaries and associate companies in the same form and manner as that of its own and also attach along with its financial statements, a separate statement containing the salient features of the financial statements of its subsidiaries and associates.

Hence, the consolidated financial statements of the Company and all its subsidiaries and associates, prepared in accordance with Ind AS 110 and 111 as specified in the Companies (Indian Accounting Standards) Rules, 2015, form part of the Annual Report. Moreover, a statement containing the salient features of the financial statements of the Company's subsidiaries and joint ventures in the prescribed Form AOC-1, is attached as **Annexure** I to this Board's Report. This statement also provides details of the performance and financial position of each subsidiary and joint venture.

In accordance with Section 136 of the Act, the audited financial statements and related information of the Company and its subsidiaries, wherever applicable, are available on the Company's website: *www.drreddys.com*. These are also available for inspection during regular business hours at our registered office in Hyderabad, India and/or in electronic mode.

Any member desirous of inspecting such documents are requested to write to the Company by sending an email to *shares@drreddys.com*.

MATERIAL SUBSIDIARIES

In terms of Regulation 16(1)(c) of the Listing Regulations, Material Subsidiary shall mean a subsidiary, whose income or net worth exceeds ten percent of the consolidated income or net worth, respectively, of the Company and its subsidiaries in the immediately preceding accounting year. Accordingly, the Company has four material overseas subsidiary companies as on March 31, 2022, namely, Dr. Reddy's Laboratories Inc. (USA), Dr. Reddy's Laboratories SA (Switzerland), Dr. Reddy's Laboratories LLC (Russia) and Reddy Holding GmbH (Germany).

Further, in terms of Regulation 24(1) of the Listing Regulations, at least one Independent Director on the Board of the Company shall be a Director on the Board of an unlisted material subsidiary, i.e. a subsidiary, whose income or net worth exceeds twenty percent of the consolidated income or net worth respectively, of the Company and its subsidiaries in the immediately preceding accounting year. In compliance with the said provisions, Dr. Bruce L A Carter, Independent Director of the Company, is a Director on the Board of Dr. Reddy's Laboratories Inc. (USA). Mr. Sridar Iyengar, Independent Director of the Company, is a Director on the Board of Dr. Reddy's Laboratories SA (Switzerland).

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

The Company makes investments or extends loans/guarantees to its wholly-owned subsidiaries for their business purposes.

Details of loans, guarantees and investments covered under Section 186 of the Act, along with the purpose for which such loan or guarantee was proposed to be utilized by the recipient, form part of the notes to the financial statements provided in this Annual Report.

CORPORATE GOVERNANCE AND ADDITIONAL SHAREHOLDERS' INFORMATION

A detailed report on the Corporate Governance systems and practices of the Company is given in a separate chapter of this Annual Report. Similarly, other information for shareholders is provided in the chapter on *Additional Shareholders' Information*. The Company has also formulated a Policy on Group Governance to monitor governance of its unlisted subsidiaries across the globe.

A certificate from the statutory auditors of the Company confirming compliance with the conditions of corporate governance is attached to the chapter on *Corporate Governance*.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the *Management Discussion and Analysis* in terms of Regulation 34 of the Listing Regulations is provided as a separate chapter in the Annual Report.

BOARD OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

CHANGES IN DIRECTORS

Mr. Bharat N Doshi completed his term as an Independent Director on May 10, 2021 and did not seek reappointment. The Board placed on record its sense of appreciation for the services rendered by Mr. Doshi to the Company.

During the year, Members of the Company approved the appointment of Dr. K P Krishnan and Ms. Penny Wan as Independent Directors through postal ballot, with effect from January 7, 2022 and January 28, 2022, respectively. The Board is of the opinion that the above Independent Directors possess requisite integrity, experience and expertise (including the proficiency).

Mr. K Satish Reddy, Chairman, is liable to retire by rotation at the forthcoming 38th AGM and being eligible, seeks reappointment. The Board of Directors of the Company at its meeting held on May 19, 2022, on recommendation of the Nomination, Governance and Compensation Committee, has approved the re-appointment of Mr. K Satish Reddy as a Whole-time Director of the Company, designated as the Chairman, with effect from October 1, 2022, subject to the approval of shareholders at the forthcoming 38th AGM. For reference of the members, a brief profile of Mr. K Satish Reddy is given in the chapter on Corporate Governance and in the *Notice convening the 38th AGM*.

None of the directors is disqualified under Section 164(2) of the Act. They are not debarred from holding the office of Director pursuant to order of SEBI or any other authority. Further details are provided in the chapter on *Corporate Governance*.

CHANGES IN KEY MANAGERIAL PERSONNEL

Mr. Sandeep Poddar resigned as the Company Secretary and Compliance Officer of the Company, from close of business hours on November 18, 2021. The Board placed on record its appreciation for the work done by Mr. Poddar during his tenure. The Board of Directors, at its meeting held on March 17, 2022, appointed Mr. K Randhir Singh as the Company Secretary and Compliance Officer of the Company.

DECLARATION BY INDEPENDENT DIRECTORS

In accordance with Section 149(7) of the Act, each Independent Director has confirmed to the Company that he or she meets the criteria of independence laid down in Section 149(6) of the Act, and is in compliance with Rule 6(3) of the Companies (Appointment and Qualifications of Directors) Rules, 2014 and Regulation 16(1)(b) of the Listing Regulations. Further, each Independent Director has affirmed compliance to the Code of Conduct for Independent Directors as prescribed in Schedule IV of the Act. The Board has taken on record such declarations after due assessment of veracity.

BOARD EVALUATION

Pursuant to the provisions of the Companies Act, 2013 and the Listing Regulations, the Board has carried out performance evaluation of its own performance, the Directors (including the Chairman) individually, as well as the evaluation of the working of the Committees. The performance evaluation process has been designed in such a manner which helps to measure effectiveness of the entire Board, its Committees and Directors. Such processes help in ensuring overall performance of the Board and demonstrates a high level of corporate governance standards. There are various key performance areas and evaluation criteria which are measured and analysed during the performance evaluation process.

The Board performance was reviewed on various parameters, including composition & role of the Board, communication and relationships, Board Committees, compensation, strategic planning, governance, legal and financial duties, overall ratings, qualitative feedback, managing conflicts, diversity in the knowledge and related industry expertise, roles and responsibilities of Board members, appropriate utilization of talents and skills of Board members, etc. The evaluation of performance of the Directors including the Chairperson of the Company was conducted on various parameters, such as, attendance, participation, deliberation of various agenda items, understanding of the organization's strategy and risk environment, representing interests of shareholders and focuses on enhancing shareholder value, proactive feedback and guidance to top management on areas of business strategy, governance and risk, to set and achieve stretch goals, functional relationships with fellow Board members and senior management, participation in Board discussions based on Director's personal knowledge and expertise, etc.

Further details of performance evaluation are given in the chapter on *Corporate Governance*.

APPOINTMENT OF DIRECTORS AND REMUNERATION POLICY

Assessment and appointment of members to the Board are based on a combination of criterion that includes ethics, personal and professional stature, domain expertise, gender diversity and specific qualifications required for the position. For appointment of an Independent Director, the independence criteria defined in Section 149(6) of the

Act, and Regulation 16(1)(b) of the Listing Regulations is also considered.

In accordance with Section 178(3) of the Act, Regulation 19(4) of the Listing Regulations and on recommendation of the Company's Nomination, Governance and Compensation Committee, the Board adopted a Remuneration Policy for Directors, KMP, senior management and other employees. The policy forms part of the chapter on *Corporate Governance*.

Our executive compensation program supports attracting, motivating, and encouraging continuity of experienced and well-qualified executive officers who advance our critical business objectives and promote the creation of shareholders' value over the long-term. The key tenets of our philosophy are designed to:

a) Attract highly talented individuals from within and across industries drawing from a diverse pool of global talent.

b) Provide long term and short-term incentives that advance the interests of shareholders and deliver levels of pay commensurate with performance.

The three principal components of the compensation package include, base salary, annual cash-based variable pay, and equity-based long-term incentives. In making decisions with respect to each element of compensation, the competitive market for executives and compensation levels provided by comparable companies are considered.

Executive compensation is reviewed annually. In general executive increment, percentages are lesser than the average with the frontline receiving the highest increase. A higher increase may be made in the event of a role change, promotion, or in exceptional circumstances. The Company's performance, affordability and individual performance are other considerations, while deciding on compensation.

NUMBER OF BOARD MEETINGS

The Board of Directors met seven times during the year. In addition, an annual Board retreat was held to discuss strategic matters. The intervening gap between the meetings was within the period prescribed under the Act and Listing Regulations. Details of Board meetings and the Board retreat are given in the chapter on *Corporate Governance*.

SEPARATE MEETING OF INDEPENDENT DIRECTORS

In terms of requirements under Schedule IV of the Act and Regulation 25(3) of the Listing Regulations, four separate meetings of the Independent Directors were held during FY2022. Further details are mentioned in the chapter on *Corporate Governance*.

AUDIT COMMITTEE

As on March 31, 2022, the Audit Committee of the Board of Directors consisted entirely of Independent Directors comprising of Mr. Sridar Iyengar (Chairman), Ms. Kalpana Morparia, Ms. Shikha Sharma and Dr. K P Krishnan. Further details are given in the chapter on *Corporate Governance*. The Board has accepted all recommendations made by the Audit Committee during the year.

The details of the Corporate Social Responsibility Committee; Nomination, Governance and Compensation Committee; Risk Management Committee; Stakeholders' Relationship Committee; Science, Technology and Operations Committee and Banking and Authorisations Committee, are given in the *Chapter on Corporate Governance*

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of Section 134(5) of the Act, your Directors state that:

1. Applicable accounting standards have been followed in the preparation of the annual accounts;
2. Accounting policies have been selected and applied consistently. Judgments and estimates made are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Company at the end of FY2022 and of the profit of the Company for that period;
3. Proper and sufficient care has been taken to maintain adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. Annual accounts have been prepared on a going concern basis;
5. Adequate internal financial controls for the Company to follow have been laid down and these are operating effectively; and
6. Proper and adequate systems have been devised to ensure compliance with the provisions of all applicable laws and these systems are operating effectively.

ADEQUACY OF INTERNAL FINANCIAL CONTROL SYSTEMS

The Company has in place adequate internal financial controls with reference to its financial statements. These controls ensure the accuracy and completeness of the accounting records and the preparation of reliable financial statements.

ENTERPRISE RISK MANAGEMENT (ERM)

The Company has a Risk Management Committee of the Board, consisting entirely of Independent Directors, and chaired by Ms. Shikha Sharma. Details of the Committee and its terms of reference are set out in the chapter on *Corporate Governance*.

The Audit and Risk Management Committees review key risk elements of the Company's business, finance, operations and compliance, and their respective mitigation strategies. The Risk Management Committee reviews strategic, business, compliance and operational risks whereas the Audit Committee reviews issues around ethics and fraud, internal control over financial reporting (ICOFR), as well as process risks and their mitigation.

The Company's Executive Risk Management Committee operates under the Company's Risk Management Policy and focuses on risks associated with the Company's business and compliance matters. This Committee periodically reviews matters pertaining to risk management. Additionally, the Enterprise wide Risk Management (ERM) function helps the Board and the Management to prioritize, review and measure business risks against a pre-determined risk appetite, and their suitable response, depending on whether such risks are internal, strategic or external.

During FY2022, focus areas of Risk Management Committee included review of risks and mitigations related to cyber security, quality, talent and capability, compliance and ethics programs across the Company, supply chain and other operating risk exposures and risk transfer through insurance.

RELATED PARTY TRANSACTIONS

In accordance with Section 134(3)(h) of the Act, and Rule 8(2) of the Companies (Accounts) Rules, 2014, the particulars of the contracts or arrangements with related parties referred to in Section 188(1) of the Act, in Form AOC-2, is attached as **Annexure II** to this Board's Report. All contracts and arrangements with related parties were at arm's length and in the ordinary course of business of the Company. Details of related party disclosures form part of the notes to the financial statements provided in the Annual Report.

VIGIL MECHANISM/ WHISTLE-BLOWER/ OMBUDSPERSON POLICY

The Company has an Ombudsperson Policy (Whistle-Blower/ Vigil mechanism) to report concerns. Reporting channels under the vigil mechanism include an independent hotline, a web based reporting site (drreddys.ethicspoint.com) and a dedicated e-mail to Chief Compliance Officer. The Ombudsperson Policy also safeguards against retaliation of those who use this mechanism. The Audit Committee Chairperson is the Chief Ombudsperson. The Policy also provides for raising concerns directly to the Chief Ombudsperson. Details of the policy are available on the Company's website: *https://www.drreddys.com/investors/governance/policies-and-documents/#governance*.

STATUTORY AUDITORS

M/s. S.R. Batliboi & Associates LLP, Chartered Accountants (Firm Registration No. 101049W/E300004) were re-appointed as Statutory Auditors by the members of the Company at the 37th AGM held on July 28, 2021, for a period of five years till the conclusion of the 42nd AGM.

SECRETARIAL AUDITOR

Pursuant to Section 204 of the Act, and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, M/s. Makarand M. Joshi & Co., Practicing Company Secretaries (Certificate of Practice No. 3662), Mumbai, India, were appointed as Secretarial Auditors of the Company for FY2022. The Secretarial Audit Report for FY2022 is annexed as **Annexure III** to this Report.

Based on the consent received from M/s. Makarand M. Joshi & Co., Practicing Company Secretaries, Mumbai, India and on the recommendation of the Audit Committee, the Board has approved their appointment as the Secretarial Auditor of the Company for FY2023.

COST AUDITOR

Pursuant to Section 148(1) of the Act, read with the relevant Rules made thereunder, the Company maintains the cost records in respect of its 'pharmaceuticals' business.

On the recommendation of the Audit Committee, the Board has appointed M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118) as Cost Auditor of the Company for the FY2023 at a remuneration of ₹ 700,000/- plus reimbursement of out-of-pocket expenses at actuals and applicable taxes. The provisions also require that the remuneration of the Cost Auditors be ratified by the members and therefore, the same is recommended for approval of the members at the forthcoming 38th AGM. As a matter of record, relevant Cost Audit Reports for FY2021 were filed with the Central Government on August 19, 2021, within the stipulated timeline. The Cost Audit Report for FY2022 will also be filed within the timeline.

AUDITORS' QUALIFICATIONS, RESERVATIONS, ADVERSE REMARKS OR DISCLAIMERS

There are no qualifications, reservations, adverse remarks or disclaimers by the Statutory Auditors in their report, or by the Practicing Company Secretaries in the Secretarial Audit Report. During the year, there were no instances of frauds reported by Auditors under Section 143(12) of the Act.

SECRETARIAL STANDARDS

In terms of Section 118(10) of the Act, the Company complies with Secretarial Standards 1 and 2, relating to the 'Meetings of the Board of Directors' and 'General Meetings', respectively as issued by the Institute of Company Secretaries of India and approved by the Central Government. The Company has also voluntarily adopted the recommendatory Secretarial Standards 3 on 'Dividend' and Secretarial Standards 4 on 'Report of the Board of Directors' issued by the Institute of Company Secretaries of India.

SIGNIFICANT/ MATERIAL ORDERS PASSED BY COURTS/ REGULATORS/ TRIBUNALS

Disputes with Hatchtech Pty Limited ("Hatchtech") and related parties: On January 21, 2022, the Company entered into a Settlement and Transfer Agreement with Hatchtech Pty Limited (an Australian Company) for, among other things, the Company to transfer and assign the product Xeglyze® (including all patents, intellectual property, regulatory approvals, marketing and commercialization rights) to Hatchtech.

In 2015, the Company acquired the Xeglyze® Product (including certain patent, intellectual property, regulatory, marketing and commercialization rights) from Hatchtech, pursuant to an Asset Purchase Agreement dated December 7, 2015. On July 24, 2020, the Company successfully obtained approval from the U.S. Food and Drug Administrations for its New Drug Application (NDA) for Xeglyze®. Since the NDA approval in July 2020, the Company and Hatchtech have been engaged in court cases and an arbitration in the United States and Australia, in which both parties have asserted claims against the other and resulting in one arbitration award. The Settlement Agreement settles and resolves all pending and remaining claims between the Parties relating to the Xeglyze® Product and the 2015 Asset Purchase Agreement, which is terminated by the Settlement Agreement, and the parties agreed to the transfer of the Xeglyze® product back to Hatchtech.

INFORMATION REQUIRED UNDER SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION AND REDRESSAL) ACT, 2013

The Company has a policy to ensure prevention, prohibition and redressal of sexual harassment at the workplace. It has an apex Committee and an Internal Complaints Committee which operate under a defined framework for complaints pertaining to sexual harassment at workplace. The details are available in the principle 5 of the *Business Responsibility*

and Sustainability Report forming part of this Annual Report.

CORPORATE SOCIAL RESPONSIBILITY (CSR) INITIATIVES

As per Section 135 of the Act, the Company has a Board-level CSR Committee consisting of Mr. Prasad R Menon (Chairman), Mr. G V Prasad and Mr. K Satish Reddy. Based on the recommendation of the CSR Committee, the Board has adopted a CSR policy that provides guiding principles for selection, implementation and monitoring of CSR activities and formulation of the annual action plan. During the year, the Committee monitored the CSR activities undertaken by the Company including the expenditure incurred thereon as well as implementation and adherence to the CSR policy. An impact assessment of the eligible projects has been carried by an independent agency and the report of such impact assessment was noted by the Board. Details of the CSR Policy and initiatives taken by the Company during the year are available on the Company's website: *www.drreddys.com*. The report on CSR activities as well as executive summary of the impact assessment report are attached as **Annexure IV** to this Board's Report.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

The Company has opted to submit the Business Responsibility and Sustainability Report for FY2022 on a voluntary basis. A detailed *Business Responsibility and Sustainability Report* as mentioned under Regulation 34 of the Listing Regulations, is given as a separate chapter in this Annual Report.

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO THE INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

Pursuant to the provisions of the Act, read with IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, as amended, declared dividends which remained unpaid or unclaimed for a period of seven years have been transferred by the Company to the IEPF, which has been established by the Central Government.

The above Rules also mandate transfer of shares on which dividends are lying unpaid and unclaimed for a period of seven consecutive years to IEPF. The Company has issued individual notices to the members whose equity shares are liable to be transferred to IEPF, with respect to unclaimed and unpaid dividend for FY2015 advising them to claim their dividend on or before August 30, 2022. The details of transfer of unpaid and unclaimed amounts to IEPF are given in the chapter on *Additional Shareholders Information*.

EMPLOYEES STOCK OPTION SCHEMES

The Company has three stock option schemes namely, 'Dr. Reddy's Employees Stock Option Scheme, 2002', 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007', and 'Dr. Reddy's Employees Stock Option Scheme, 2018' (the "Schemes"). The term of Dr. Reddy's Employees Stock Option Scheme, 2002, ended on January 28, 2022. However the options already granted under the 2002 Scheme are eligible for exercise, in terms of the Scheme. There are no other changes in the said schemes during the year. The Schemes are in compliance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. The details of Company's stock option Schemes as required under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website: *https://www.drreddys.com/investors/governance/policies-and-documents#governance#policies-and-documents*

The details also form part of note 2.25 of the notes to accounts of the standalone financial statements.

PARTICULARS OF EMPLOYEES

The disclosures pertaining to remuneration and other details as required under Section 197(12) of the Act, read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, are attached as **Annexure V** to this Board's Report.

In terms of Section 197(12) of the Act, read with Rule 5(2) and 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, a statement showing the names and other particulars of the employees drawing remuneration in excess of limits set out in the said rules forms part of the Annual Report.

Considering the provisions of Section 136 of the Act, the Annual Report, excluding the aforesaid information, is being sent to the members of the Company and others entitled thereto. The said information is available for inspection at the registered office of the Company or through electronic mode, during business hours on working days up to the date of the forthcoming 38th AGM, by members. Any member interested in obtaining a copy thereof may write to the Company Secretary in this regard.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

Particulars as prescribed under Section 134(3)(m) of the Act, read with Rule 8(3) of the Companies (Accounts) Rules, 2014, are attached as **Annexure VI** to this Board's Report.

ANNUAL RETURN

The Annual Return of the Company as on March 31, 2022, in terms of the provisions of Section 134(3)(a) of the Act, is available on the Company's website: *https://www.drreddys.com/investors/reports-and-filings/annual-reports/*

ACKNOWLEDGMENT

Your directors place on record their sincere appreciation for the significant contribution made by your Company's employees through their dedication, hard work and commitment, as also for the trust reposed in your Company by the medical fraternity and patients. The Board of Directors also acknowledges the support extended by the analysts, bankers, government agencies, media, customers, business partners, members and investors at large.

The Board looks forward to your continued support in the Company's endeavor to accelerate access to innovative and affordable medicines, because *Good Health Can't Wait*.

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 19, 2022

ANNEXURE-I

FORM AOC-1

Pursuant to first proviso to Section 129(3) read with Rule 5 of Companies (Accounts) Rules, 2014. Statement containing salient features of the financial statements of subsidiaries/ associate companies/ joint ventures.

All amounts in Indian Rupees millions, except share data and where otherwise stated

PART "A" SUBSIDIARIES

SL. NO.	NAME OF THE SUBSIDIARY	REPORTING PERIOD FOR THE SUBSIDIARY	DATE OF INCORPORATION/ ACQUISITION	% OF SHAREHOLDING	REPORTING CURRENCY	EXCHANGE RATE	SHARE CAPITAL	RESERVES & SURPLUS	OTHER LIABILITIES	TOTAL EQUITY AND LIABILITIES	TOTAL ASSETS	INVESTMENTS	TURNOVER	NET EXPENSE (TOTAL EXPENSE NET OF OTHER INCOME)	PROFIT/(LOSS) BEFORE TAXATION	PROVISION FOR TAXATION	PROFIT/(LOSS) AFTER TAXATION	PROPOSED DIVIDEND
		AS AT MARCH 31, 2022											FOR THE YEAR ENDED MARCH 31, 2022					
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd	31-03-2022	26-09-2007	100%	MYR	17.03	16	28	1	45	45	20	33	30	3	-	3	-
2	Aurigene Discovery Technologies Inc.®	31-03-2022	29-04-2002	100%	USD	73.11	-	-	-	-	-	-	-	-	-	-	-	-
3	Aurigene Discovery Technologies Limited	31-03-2022	10-04-2001	100%	INR	1	905	2,546	1,917	5,368	5,368	1,317	2,899	1,962	937	241	696	-
4	Aurigene Pharmaceutical Services Limited	31-03-2022	16-09-2019	100%	INR	1	401	(4,305)	7,402	3,498	3,498	313	3,606	3,160	446	122	326	-
5	beta Institut gemeinnützige GmbH®	31-03-2022	15-02-2006	100%	EUR	85.75	5	2	3	10	10	-	-	(2)	2	-	2	-
6	betapharm Arzneimittel GmbH®	31-03-2022	15-02-2006	100%	EUR	85.75	60	(25)	9,444	9,479	9,479	-	9,981	10,019	(38)	-	(38)	-
7	Cheminor Investments Limited	31-03-2022	23-01-1990	100%	INR	1	1	-	-	1	1	-	-	-	-	-	-	-
8	Chirotech Technology Limited	31-03-2022	30-04-2008	100%	GBP	100.75	1,060	187	159	1,406	1,406	-	-	15	(15)	-	(15)	-
9	Dr. Reddy's Laboratories Kazakhstan LLP	31-03-2022	30-11-2016	100%	KZT	0.17	81	172	723	976	976	-	2,303	2,250	53	14	39	-
10	Dr. Reddy's (WUXI) Pharmaceutical Co. Ltd, China®	31-03-2022	02-06-2017	100%	RMB	11.16	65	(28)	-	37	37	-	-	2	(2)	-	(2)	-
11	Dr. Reddy's Bio-Sciences Limited	31-03-2022	09-07-2003	100%	INR	1	588	(366)	71	293	293	-	-	11	(11)	-	(11)	-
12	Dr. Reddy's Farmaceutica Do Brasil Ltda.	31-03-2022	06-07-2006	100%	BRL	12.03	418	(444)	1,303	1,277	1,277	-	1,309	1,201	108	39	69	-
13	Dr. Reddy's Formulations Limited	31-03-2022	11-03-2021	100%	INR	1	1	-	-	1	1	-	-	-	-	-	-	-
14	Dr. Reddy's Laboratories (Australia) Pty. Limited	31-03-2022	07-06-2006	100%	AUD	55.7	35	(274)	851	612	612	-	949	889	60	17	43	-
15	Dr. Reddy's Laboratories (EU) Limited	31-03-2022	17-04-2002	100%	GBP	100.75	723	2,189	1,849	4,761	4,761	-	1,311	1,469	(158)	(40)	(118)	-
16	Dr. Reddy's Laboratories (Proprietary) Limited	31-03-2022	13-06-2002	100%	ZAR	4.84	-	506	369	875	875	-	2,348	2,249	99	30	69	-
17	Dr. Reddy's Laboratories (UK) Limited	31-03-2022	29-11-2002	100%	GBP	100.75	-	3,583	1,509	5,092	5,092	-	4,086	3,888	198	13	185	-
18	Dr. Reddy's Laboratories B.V.	31-03-2022	11-09-2007	100%	EUR	85.75	37	(2,688)	2,677	26	26	-	-	109	(109)	-	(109)	-
19	Dr. Reddy's Laboratories Canada Inc.	31-03-2022	29-08-2013	100%	CAD	58.33	-	508	745	1,253	1,253	-	1,953	1,879	74	20	54	-
20	Dr. Reddy's Laboratories Japan KK	31-03-2022	14-04-2015	100%	JPY	0.62	34	(19)	2	17	17	-	48	44	4	1	3	-
21	Dr. Reddy's Laboratories LLC	31-03-2022	11-05-2011	100%	UAH	2.52	219	249	1,208	1,676	1,676	-	3,015	2,862	153	49	104	-
22	Dr. Reddy's Laboratories Louisiana LLC®	31-03-2022	30-04-2008	100%	USD	73.11	-	1,261	507	1,768	1,768	-	2,485	6,524	(4,039)	-	(4,039)	-
23	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	31-03-2022	10-07-2017	100%	MYR	17.03	49	5	119	173	173	-	215	221	(6)	(1)	(5)	-
24	Dr. Reddy's Laboratories New York, LLC	31-03-2022	24-05-2011	100%	USD	73.11	-	398	135	533	533	-	-	393	(393)	-	(393)	-
25	Dr. Reddy's Laboratories Romania Srl	31-03-2022	07-06-2010	100%	RON	17.44	24	36	1,245	1,305	1,305	-	3,406	3,077	329	58	271	-
26	Dr. Reddy's Laboratories SA	31-03-2022	10-04-2007	100%	USD	73.11	5,027	16,025	17,985	39,037	39,037	-	19,355	25,083	(5,728)	(294)	(5,434)	-
27	Dr. Reddy's Laboratories SAS	31-03-2022	04-11-2014	100%	COP	0.02	104	20	632	756	756	-	706	704	2	(7)	9	-
28	Dr. Reddy's Laboratories, Inc.®	31-03-2022	13-05-1992	100%	USD	73.11	580	9,101	41,505	51,186	51,186	26	72,546	83,996	(11,450)	257	(11,707)	-
29	Dr. Reddy's New Zealand Limited	31-03-2022	05-02-2008	100%	NZD	51.17	-	64	55	119	119	-	209	230	(21)	-	(21)	-
30	Dr. Reddy's Srl	31-03-2022	08-08-2008	100%	EUR	85.75	6	(700)	1,221	527	527	-	804	763	41	5	36	-
31	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	31-03-2022	19-08-2020	100%	RMB	11.16	148	14	28	190	190	-	274	263	11	-	11	-
32	Dr. Reddy's Laboratories (Thailand) Limited	31-03-2022	13-06-2016	100%	THB	2.27	35	157	99	291	291	-	3,725	3,474	251	39	212	-
33	Dr. Reddy's Laboratories Chile SPA.	31-03-2022	16-06-2017	100%	CLP	0.1	140	(107)	270	303	303	-	307	339	(32)	-	(32)	-

All amounts in Indian Rupees millions, except share data and where otherwise stated

PART "A" SUBSIDIARIES

SL. NO.	NAME OF THE SUBSIDIARY	REPORTING PERIOD FOR THE SUBSIDIARY	DATE OF INCORPORATION/ ACQUISITION	% OF SHAREHOLDING	REPORTING CURRENCY	EXCHANGE RATE	SHARE CAPITAL	RESERVES & SURPLUS	OTHER LIABILITIES	TOTAL EQUITY AND LIABILITIES	TOTAL ASSETS	INVESTMENTS*	TURNOVER	NET EXPENSE (TOTAL EXPENSE NET OF OTHER INCOME)	PROFIT/(LOSS) BEFORE TAXATION	PROVISION FOR TAXATION	PROFIT/(LOSS) AFTER TAXATION	PROPOSED DIVIDEND
		AS AT MARCH 31, 2022											FOR THE YEAR ENDED MARCH 31, 2022					
34	Dr. Reddy's Laboratories LLC	31-03-2022	05-04-2002	100%	RUB	0.97	730	2,370	11,412	14,528	14,528	-	21,894	21,108	786	179	607	-
35	Dr. Reddy's Laboratories Philippines Inc.	31-03-2022	06-06-2014	100%	PHP	1.51	31	(35)	9	5	5	-	-	12	(12)	-	(12)	-
36	Dr. Reddy's Laboratories Taiwan Ltd.	31-03-2022	23-03-2014	100%	TWD	2.57	32	(14)	1	19	19	-	15	13	2	-	2	-
37	Dr. Reddy's Research and Development B.V.	31-03-2022	15-03-2013	100%	EUR	85.75	463	1,970	1,180	3,610	3,610	-	993	779	214	-	214	-
38	Dr. Reddy's Venezuela, C.A.	31-03-2022	30-10-2010	100%	VES	0	58	(4,923)	4,870	5	5	-	-	167	(167)	-	(167)	-
39	DRL Impex Limited	31-03-2022	14-04-1996	100%	INR	1	763	(762)	10	11	11	-	-	-	-	-	-	-
40	DRS LLC	31-03-2022	11-06-2007	100%	RUB	0.97	30	13	89	132	132	-	-	4	(4)	-	(4)	-
41	Idea2Enterprises (India) Private Limited	31-03-2022	23-06-2010	100%	INR	1	25	1,511	4	1,540	1,540	1	-	-	-	-	-	-
42	Imperial Credit Private Limited	31-03-2022	22-03-2017	100%	INR	1	52	54	-	26	26	26	-	(1)	1	-	1	-
43	Industrias Quimicas Falcon de Mexico S.A. de CV	31-03-2022	30-11-2006	100%	MXN	3.58	594	605	6,048	7,247	7,247	-	5,669	5,284	385	169	216	-
44	Kunshan Rotam Reddy Pharmaceutical Company Limited(4)	31-03-2022	15-06-2001	51.33%	RMB	11.16	-	-	-	-	-	-	-	-	-	-	712	-
45	Lacock Holdings Limited	31-03-2022	15-11-2006	100%	EUR	85.75	1	464	1	466	466	-	-	2	(2)	-	(2)	-
46	Nimbus Health GmbH	31-03-2022	24-03-2022	100%	EUR	85.75	2	414	155	571	571	-	31	37	(6)	-	(6)	-
47	Promius Pharma LLC	31-03-2022	14-03-2008	100%	USD	75.79	13,906	(13,905)	386	387	387	-	(6)	26	(32)	-	(32)	-
48	Reddy Holding GmbH(2)	31-03-2022	15-03-2006	100%	EUR	85.75	1	26,063	1,773	27,837	27,837	-	-	(3,714)	3,714	982	2,732	-
49	Reddy Netherlands B.V.	31-03-2022	30-03-1997	100%	EUR	85.75	7	2,912	-	2,919	2,919	-	-	(4)	4	-	4	-
50	Reddy Pharma Iberia SAU	31-03-2022	14-06-2006	100%	EUR	85.75	(147)	393	401	647	647	-	1,343	1,335	8	2	6	-
51	Reddy Pharma Italia S.p.A	31-03-2022	13-10-2006	100%	EUR	85.75	257	69	1,267	1,593	1,593	-	-	1	(1)	-	(1)	-
52	Reddy Pharma SAS	31-03-2022	29-10-2005	100%	EUR	85.75	386	(22)	280	644	644	-	1,305	1,135	170	47	123	-
53	SVAAS Wellness Limited	31-03-2022	08-07-2009	100%	INR	1	253	(189)	100	164	164	72	-	170	(170)	-	(170)	-

* Includes all investments excluding investment in subsidiaries.

(1) *Subsidiaries which have been liquidated during the year.*

(2) *Tax expense for these entities is computed together as per the tax laws of Germany. The total tax expense is presented in Sl. No. 48 - Reddy Holding GmbH.*

(3) *Tax expense for these entities is computed together as per the tax laws of United States. The total tax expense is presented in Sl. No. 28 - Dr. Reddy's Laboratories Inc.*

(4) *The investment has been accounted using equity method. Refer note 2.56 of consolidated financial statements.*

PART "B" ASSOCIATES AND JOINT VENTURES

SL. NO.	NAME OF THE ASSOCIATE/ JOINT VENTURE	LATEST AUDITED BALANCE SHEET DATE	DATE OF INCORPORATION/ ACQUISITION	SHARES OF ASSOCIATE/JOINT VENTURES HELD BY THE COMPANY ON THE YEAR END			NET WORTH ATTRIBUTABLE TO SHAREHOLDING AS PER LATEST AUDITED BALANCE SHEET	PROFIT / LOSS FOR THE YEAR		DESCRIPTION OF HOW THERE IS A SIGNIFICANT INFLUENCE	REASON WHY THE ASSOCIATE/ JOINT VENTURE IS NOT CONSOLIDATED
				NO.	AMOUNT OF INVESTMENT IN ASSOCIATES/ JOINT VENTURE	EXTEND OF HOLDING %		CONSIDERED IN CONSOLIDATION	NOT CONSIDERED IN CONSOLIDATION		
1	DRES Energy Private Limited, India	31-03-2022	06-10-2015	85,80,000	86	26%	-	(9)	(26)	NA	NA

For and on behalf of the Board of Directors

K Satish Reddy	Chairman (DIN: 00129701)
G V Prasad	Co-Chairman & Managing Director (DIN: 00057433)
Erez Israeli	Chief Executive Officer
Parag Agarwal	Chief Financial Officer
K Randhir Singh	Company Secretary

Place : Hyderabad
Date : May 19, 2022

ANNEXURE-II

FORM AOC – 2

(Pursuant to clause (h) of Section 134(3) of the Companies Act, 2013 and Rule 8(2) of the Companies (Accounts) Rules, 2014)

Disclosure of particulars of contracts/arrangements entered into by the Company with related parties referred to in Section 188(1) of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto

1.	DETAILS OF CONTRACTS OR ARRANGEMENTS OR TRANSACTIONS NOT AT ARM'S LENGTH BASIS: None	
(a)	Name(s) of the related party and nature of relationship	Not Applicable
(b)	Nature of contracts/ arrangements/ transactions	
(c)	Duration of the contracts/ arrangements/ transactions	
(d)	Salient terms of the contracts/ arrangements/ transactions including the value, if any	
(e)	Justification for entering into such contracts/arrangements or transactions	
(f)	Date(s) of approval by the Board	
(g)	Amount paid as advances, if any	
(h)	Date on which the special resolution was passed in general meeting as required under first proviso to Section 188	

2.	DETAILS OF MATERIAL CONTRACTS OR ARRANGEMENTS OR TRANSACTIONS AT ARM'S LENGTH BASIS		
(a)	Name(s) of the related party and nature of relationship	Dr. Reddy's Laboratories Inc., USA, WOS	Dr. Reddy's Laboratories LLC, Russia, WOS
(b)	Nature of contracts/ arrangements/ transactions	Transfer or receipt of products, goods, materials or services	
(c)	Duration of the contracts/ arrangements/ transactions	Ongoing	
(d)	Salient terms of the contracts/ arrangements/ transactions including the value, if any	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹ 30,924 million.	Transfer or receipt of products, goods, materials or services on arm's length for an estimated amount of up to ₹ 18,362 million.
(e)	Date(s) of approval by the Board, if any	NA. However, the transactions were approved by the Audit Committee	
(f)	Amount paid as advances, if any	-	-

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place : Hyderabad
Date : May 19, 2022

ANNEXURE-III

FORM MR-3

SECRETARIAL AUDIT REPORT

FOR THE FINANCIAL YEAR ENDED MARCH 31, 2022

[Pursuant to Section 204(1) of the Companies Act, 2013 and rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
Dr. Reddy's Laboratories Limited,
8-2-337, Road No 3, Banjara Hills,
Hyderabad – 500 034

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **Dr. Reddy's Laboratories Limited** (hereinafter called **"the Company"**). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/ statutory compliances and expressing our opinion thereon.

AUDITOR'S RESPONSIBILITY:

Our responsibility is to express an opinion on the compliance of the applicable laws and maintenance of records based on audit. We have conducted the audit in accordance with the applicable Auditing Standards issued by The Institute of Company Secretaries of India. The Auditing Standards requires that the Auditor shall comply with statutory and regulatory requirements and plan and perform the audit to obtain reasonable assurance about compliance with applicable laws and maintenance of records.

Due to the inherent limitations of audit including internal, financial and operating controls, there is an unavoidable risk that some material misstatements or material non-compliances may not be detected, even though the audit is properly planned and performed in accordance with the Standards.

UNMODIFIED OPINION:

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized

representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2022 (hereinafter called the 'Audit Period') complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2022 according to the provisions of:

(i) The Companies Act, 2013 ('the Act') and the rules made there under;

(ii) The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the rules made there under;

(iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed there under;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment; **(External Commercial Borrowings Not Applicable to the Company during the Audit Period)**

(v) The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'): -

(a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

(b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

(c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; **(Not Applicable to the Company during the Audit Period)**

(d) The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

(e) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008, the Securities and Exchange Board of India (Issue and Listing of Non-Convertible Redeemable Preference Shares) Regulations, 2013 and the Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; **(Not Applicable to the Company during the Audit Period)**

(f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

(g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 and the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 **(Not Applicable to the Company during the Audit Period)**; and

(h) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018 **(Not Applicable to the Company during the Audit Period)**.

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India.

(ii) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and amendments made thereunder.

We further report that, having regard to the compliance system prevailing in the Company and on the examination of the relevant documents and records in pursuance thereof, on test -check basis the Company has complied with the following specific law to the extent applicable to the Company:

- The Drugs and Cosmetics Act, 1940 and Rules made thereunder;
- Drugs (Prices Control) Order, 2013 and Notifications made thereunder and;
- The Narcotics Drugs and Psychotropic Substances Act, 1985

During the period under review, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards made there under for all the above laws to the extent possible.

We further report that

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act and Listing Regulations.

Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board Meetings and Committee Meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committee of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

Makarand M. Joshi & Co.
Practicing Company Secretaries

Makarand M. Joshi
Partner
FCS No. 5533
CP No. 3662
P.R. No. 640/2019
UDIN: F005533D000345532

Date: May 19, 2022
Place: Mumbai

*This report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report.

'ANNEXURE A'

To
The Members,
Dr. Reddy's Laboratories Limited,
8-2-337, Road No 3, Banjara Hills,
Hyderabad – 500 034

Our Secretarial Audit Report for the financial year ended March 31, 2022 of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.
2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the Secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.
4. Where ever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.
6. The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

Makarand M. Joshi & Co.
Practicing Company Secretaries

Makarand M. Joshi
Partner
FCS No. 5533
CP No. 3662
P.R. No. 640/2019
UDIN: F005533D000345532

Date: May 19, 2022
Place: Mumbai

ANNEXURE-IV

1. BRIEF OUTLINE ON CSR POLICY OF THE COMPANY:

At Dr. Reddy's, all our activities are guided by our purpose and belief "We accelerate access to affordable and innovative medicines because, Good Health Can't Wait." Our business is based on a deep respect for people and the planet. Our contribution to societal change embodies our values. We will continue to catalyse replicable, sustainable and innovative actions for social change. We believe in contributing to a sustainable community development and facilitating our efforts towards creating shared value.

2. COMPOSITION OF CSR COMMITTEE

SL. NO.	NAME OF THE DIRECTOR	DESIGNATION / NATURE OF DIRECTORSHIP	NUMBER OF MEETINGS OF CSR COMMITTEE HELD DURING THE YEAR	NUMBER OF MEETINGS OF CSR COMMITTEE ATTENDED DURING THE YEAR
1	Mr. Prasad R Menon	Independent Director, Chairman of CSR committee	3	3
2	Mr. K Satish Reddy	Chairman, Member of CSR Committee	3	3
3	Mr. G V Prasad	Co-Chairman and Managing Director, Member of CSR Committee	3	3

3. THE WEB-LINKS WHERE COMPOSITION OF CSR COMMITTEE, CSR POLICY AND CSR PROJECTS APPROVED BY THE BOARD ARE DISCLOSED ON THE WEBSITE OF THE COMPANY:

(a) Composition of the CSR Committee - *https://www.drreddys.com/investor#governance#committees-of-the-board*

(b) CSR policy - *https://www.drreddys.com/cms/sites/default/files/static/csr-policy.pdf*

(c) CSR projects - *https://www.drreddys.com/cms/sites/default/files/static/fy22-programme-update-for-website.pdf*

4. DETAILS OF IMPACT ASSESSMENT OF CSR PROJECTS CARRIED OUT IN PURSUANCE OF RULE 8(3) OF THE COMPANIES (CORPORATE SOCIAL RESPONSIBILITY POLICY) RULES, 2014:

The Company has engaged an independent agency to carry out the impact assessment of eligible CSR projects undertaken in FY2021. The report of such impact assessment was noted by the CSR Committee as well as the Board. The executive summary of the impact assessment report is attached as *Annexure IV (a)* with this Report and the detailed impact assessment report is available on the Company's website at *https://www.drreddys.com/cms/cms/sites/default/files/2022-06/CSR%20Impact%20Assessment%20Report%202022%20.pdf*

5. DETAILS OF THE AMOUNT AVAILABLE FOR SET OFF IN PURSUANCE OF SUB-RULE (3) OF RULE 7 OF THE COMPANIES (CORPORATE SOCIAL RESPONSIBILITY POLICY) RULES, 2014 AND AMOUNT REQUIRED FOR SET OFF FOR THE FINANCIAL YEAR, IF ANY:

In FY2021, the Company spent an amount of ₹360,801,226 against the two percent mandatory CSR Spend requirement of ₹341,002,903. Thus, an additional amount of ₹ 19,798,323 was available for set off in FY2022.

6. AVERAGE NET PROFIT OF THE COMPANY AS PER SECTION 135(5) OF THE ACT: ₹ 23,376,567,300

7.

(a)	**Two percent of average net profit of the Company as per Section 135(5) of the Act:**	₹ 467,531,346
(b)	**Surplus arising out of the CSR projects or programmes or activities of the previous financial years**	NA
(c)	**Amount required to be set off for the financial year if any:**	₹ 19,798,323
(d)	**Total CSR obligation for the financial year (7a+7b-7c):**	₹ 447,733,023

8. (A) CSR AMOUNT SPENT OR UNSPENT FOR THE FINANCIAL YEAR

TOTAL AMOUNT SPENT FOR THE FINANCIAL YEAR (IN ₹)	AMOUNT UNSPENT (IN ₹)				
	TOTAL AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT AS PER SECTION 135 (6) OF THE ACT		AMOUNT TRANSFERRED TO ANY FUND SPECIFIED UNDER SCHEDULE VII AS PER THE SECOND PROVISION OF SECTION 135 (5) OF THE ACT		
	AMOUNT (IN ₹)	DATE OF TRANSFER	NAME OF THE FUND	AMOUNT	DATE OF TRANSFER
355,308,703	92,791,940	April 28, 2022		NA	

(B) DETAILS OF CSR AMOUNT SPENT AGAINST ONGOING PROJECTS FOR THE FINANCIAL YEAR

SL. NO.	NAME OF THE PROJECT	ITEM FROM THE LIST OF ACTIVITIES IN SCHEDULE VII OF THE ACT	LOCAL AREA (YES/NO)	LOCATION OF THE PROJECT: STATE	LOCATION OF THE PROJECT: DISTRICT	PROJECT DURATION	AMOUNT ALLOCATED FOR THE PROJECT (IN ₹)	AMOUNT SPENT IN THE CURRENT FINANCIAL YEAR (IN ₹)	AMOUNT TRANSFERRED TO UNSPENT CSR ACCOUNT FOR THE PROJECT AS PER SECTION 135(6) (IN ₹)	MODE OF IMPLEMENTATION DIRECT (YES/NO)	MODE OF IMPLEMENTATION THROUGH IMPLEMENTING AGENCY: NAME	MODE OF IMPLEMENTATION THROUGH IMPLEMENTING AGENCY: CSR REGISTRATION NUMBER
1	Rare Disease Initiative	Promoting healthcare including preventive healthcare	Yes	Telangana	Hyderabad	2 years	85,000,000	1,000,000	84,000,000	No	Dr. Reddy's Foundation	CSR00000794
2	Conserving Tigers in Eastern Ghats of Andhra Pradesh & Telangana	Environmental Sustainability	No	Telangana & Andhra Pradesh	Nagarkurnool, Kurnool, Guntur, Prakasam, Mahbubnagar and Nalgonda	3 years	8,791,940	-	8,791,940	No	World Wide Fund for Nature - India	CSR00000257
	Total						**93,791,940**	**1,000,000**	**92,791,940**			

(C) DETAILS OF CSR AMOUNT SPENT AGAINST OTHER THAN ONGOING PROJECTS FOR THE FINANCIAL YEAR

SL. NO.	NAME OF THE PROJECT	ITEM FROM THE LIST OF ACTIVITIES IN SCHEDULE VII OF THE ACT	LOCAL AREA (YES/NO)	LOCATION OF THE PROJECT: STATE	LOCATION OF THE PROJECT: DISTRICT	AMOUNT SPENT ON THE PROJECT (IN ₹)	MODE OF IMPLEMENTATION DIRECT (YES/NO)	MODE OF IMPLEMENTATION THROUGH IMPLEMENTING AGENCY: NAME	MODE OF IMPLEMENTATION THROUGH IMPLEMENTING AGENCY: CSR REGISTRATION NUMBER
1	Quality education support serving low income community	Education	Yes	Telangana	Hyderabad	33,000,000	No	Dr. Reddy's Foundation	CSR00000794
2	School Improvement Programme (SIP) in Government Schools	Education	Yes	Telangana and Andhra Pradesh	Hyderabad, Nalgonda, Krishna, Guntur, Visakhapatnam, Vizianagaram, Srikakulam	47,500,000	No	Dr. Reddy's Foundation	CSR00000794
3	Enabling Pure Sciences Higher Education Research-Dr. Anji Reddy Chair	Education	Yes	Telangana	Hyderabad	5,000,000	No	University of Hyderabad	CSR00006281
4	School Construction	Education	No	Andhra Pradesh	West Godavari	4,000,000	No	Kakinada Engineering Alumni Trust for Service	CSR00008343
5	Skilling & Employability Program for Youth	Livelihood	No	Telangana, Kerala, Madhya Pradesh, Tamil Nadu and Gujarat	Hyderabad, Ernakulam, Indore, Chennai, Rajkot, Navsari	66,348,107	No	Dr. Reddy's Foundation	CSR00000794
6	Making Integrated Transformation for Resourceful Agriculture (MITRA)	Livelihood	No	Bihar	Samastipur	54,324,284	No	Dr. Reddy's Foundation	CSR00000794
7	Farmer Livelihood Project	Livelihood	Yes	Andhra Pradesh	Alluri Sitharama Raju	9,927,266	No	Naandi Foundation	CSR00001184
8	Psychological health support	Health	Yes	Telangana	Hyderabad	1,220,000	No	Roshni Trust	CSR00000664
9	Community Health Intervention Programme	Health	Yes	Telangana and Andhra Pradesh	Vizianagaram and Srikakulam	15,000,000	No	NICE Foundation	CSR00000497
10	Healthcare support to Yanam Old Age Home	Health	No	Andhra Pradesh	East Godavari	2,000,000	No	Yanam Old Age Home	CSR00009815
11	Action for Climate and Environment	Environmental Sustainability	Yes	Andhra Pradesh and Telangana	Srikakulam and Nalgonda	29,340,609	No	Dr. Reddy's Foundation	CSR00000794
12	Community Development	Rural Development	Yes	Telangana	Hyderabad	4,137,898	Yes	NA	NA
13	Covid Relief Activities	Health	Yes	Telangana, Andhra Pradesh, Himachal Pradesh and Tamil Nadu	Hyderabad, Nalgonda, Visakhapatnam, Vizianagaram, Srikakulam, Solan and Nilgiris	79,000,000	No	Dr. Reddy's Foundation	CSR00000794
14	Covid Relief Activities	Health	Yes	Telangana	Hyderabad	711,250	Yes	NA	NA
	Total					**351,509,414**			

(d) Amount spent in administrative overheads: ₹ 2,799,289

(e) Amount spent on impact assessment, if applicable: Not applicable, impact assessment for the projects completed during FY2021 was done during FY2023.

(f) Total amount spent for the financial year (8b+8c+8d+8e): ₹ 448,100,643

(G) EXCESS AMOUNT FOR SET OFF, IF ANY:

SL. NO.	PARTICULARS	AMOUNT (IN ₹)
(i)	Two percent of average net profit of the Company as per Section 135(5) of the Act	₹ 467,531,346
(ii)	Total amount spent for the financial year	₹ 467,898,966*
(iii)	Excess amount spent for the financial year [(ii)-(i)]	₹ 367,620
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	NA
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)]	**

**Including ₹ 19,798,323 (excess spent during FY2021) set off during the FY2022. The amount includes unspent CSR amount transferred to Unspent CSR account*

*** The Company has decided not to avail the amount available for set-off from the excess CSR spend of FY2022.*

9. **(a) Details of unspent CSR amount for the preceding three financial years:** Not Applicable

   (b) Details of CSR amount spent in the financial year for ongoing projects of the preceding financial year(s): Not Applicable

10. **In case of creation or acquisition of capital asset, furnish the details relating to the asset so created or acquired through CSR spent in the financial year:** Not Applicable

11. **Specify the reason(s), if the Company has failed to spend two per cent of the average net profit as per Section 135(5):** Not applicable, as the Company has transferred the amount unspent to the Unspent CSR account, in terms of Section 135(6) of the Act.

For and on behalf of the Board of Directors

Place: Hyderabad Date: May 19, 2022	**G V Prasad** Co-Chairman and Managing Director DIN: 00057433	**Prasad R Menon** Chairman of CSR Committee DIN: 00005078

ANNEXURE-IV (A)

EXECUTIVE SUMMARY OF IMPACT ASSESSMENT REPORT OF THE CSR PROJECTS COMPLETED DURING FY 2020-21, AS APPLICABLE

Impact Assessment of CSR projects has become mandatory vide MCA's Circular which revised CSR Rules in January 2021. As per the revised Rules, every Company having average CSR obligation of ten crore rupees or more in the three immediately preceding financial years, shall undertake impact assessment, through an independent agency, for their CSR projects having outlays of one crore rupees or more, and which have been completed not less than one year before undertaking the impact study. In line with the above requirement, Dr. Reddy's Laboratories Limited engaged Sattva Media and Consulting Private Limited for undertaking Impact Assessment for eligible CSR Projects.

FY2021 CSR Spent - The Company has spent ₹ 36.08 Crore as part of its Corporate Social Responsibility in the financial year 2021, out of which CSR projects of ₹ 25.75 Crore were eligible for impact assessment, as per the revised CSR Rules. Following is the summary of impact assessment report of eligible CSR Projects:

SR. NO.	THEME	PROJECTS	IMPLEMENTING AGENCY	SUB-PROJECT	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (₹ IN CRORE)	IMPACT ASSESSMENT SUMMARY
1	Education	Quality education support serving low income community schools	Dr. Reddy's Foundation	Kallam Anji Reddy Vidyalaya (KARV)	(ii) Promoting education	4.11	1. Out of the total 2,178 students enrolled in KARV, 80% students attended online classes during school closure (due to pandemic). 2. 107 students appeared in SSC Class Xth examination in KARV, out of which 22 students achieved 10/10 GPA and 24 students achieved 9.8 GPA.
				Kallam Anji Reddy Junior Vocational College (KARVJC)	(ii) Promoting education & vocational skills among children		1. Regular online classes have been conducted through zoom between April 2020 and December 2020 due to the pandemic. 2. Out of 705 students, 44% of them regularly attended online classes, others were not regular due to unavailability of smart phones, data connectivity, migration issues during lockdown. 3. In Intermediate Year 1 and 2 results, 40 students scored above 900 in second year and 95 students scored above 400 in first year. 4. 70 students were placed (average ₹ 13,000 monthly salary) and rest opted for higher studies.
2	Education	Providing quality education to low income through Pudami Schools	Pudami Educational Society	Pudami Schools	(ii) Promoting education	1.50	1. Eleven Pudami Schools provide quality education medium education to around 4303 students. 47% of students attended online classes during lockdown. Lack of devices, smart phones and internet access emerged as some of the main reasons behind the low attendance. 2. 70 students had appeared in SSC Class Xth examination this year in Pudami Schools, out of which 30 students scored 10/10 GPA.
3	Education	School Improvement Programme (SIP) in Government Schools	Dr. Reddy's Foundation	School Improvement Programme	(ii) Promoting education	3.59	1. SIP was implemented in 229 Government schools (200 in Andhra Pradesh and 29 in Telangana), benefitting around 66,543 students. 2. Dr. Reddy's Scholarship for Meritorious Students was awarded to 319 students, out of which 60% 193 were girls. 3. As a part of promoting menstrual hygiene, SIP undertook 'gift a pad' campaign and distributed 15,632 sanitary napkins to 7,816 adolescent girls, particularly in remote areas, who had difficulty accessing sanitary napkins due to lockdown. 4. Further, to empower girls and equip them to take care of their menstrual health, 235 girl students and 33 teachers from 11 schools were trained to make their own pads.
4	Livelihood	Skilling & Employability Program for Youth	Dr. Reddy's Foundation	GROW	(ii) Livelihood enhancement projects	13.99	1. 371 youth were enrolled in the GROW Program of which 70% were placed on completion of training at an average monthly 50 to 74%. Salary of INR 11,371 (tier 1 cities salary is INR 12,532) in FY 20 21. 2. Family income of the youth enrolled in the program increased in the range of 50% to 74%. 3. There are more females (57%) enrolled in the program than males (43%).
				GROW - Persons with Disability (PwD)	(ii) Promoting employment enhancing vocation skills especially among differently abled		1. 105 PwD were enrolled under the GROW PwD of which 70% were placed on completion of training, at an average monthly salary of INR 11,547 (tier 1 salary INR 12,348). 2. Family income of the PwDs enrolled in the program increased in the range of 50% to 75%.
				High Quality Health Care Skilling (HQHCS)/ Samhita	(ii) Promoting employment enhancing vocation skills especially among differently abled		1. Under healthcare training (HQHCS) 149 youth (121 General Duty Assistant) and (28 Emergency Medical Technician) completed their pending training from Govt. centers (as their training got stuck due to lockdown announced by State Govt. followed by nationwide lockdown. 2. 84% female and 16% male participation is impressive as it enabled more women to access this training and join the job. 3. 74% of the youth enrolled in program were placed by the end of Q4 in FY 21 at an average monthly salary of 12,824 (GDA - INR 12,764 and EMT INR 13,081). 4. Under Samhita (a training on non-pharmaceutical intervention to fight COVID-19), 7507 youth and community members completed this course and 96% of them got certified after passing the online assessment. The male to female ratio was 54:46.
				Making Integrated Transformation for Resourceful Agriculture (MITRA)	(ii) Livelihood enhancement		1. A total of 32,665 farmers have been impacted under the MITRA program which include 1,391 Lead farmers and 31,274 Fellow farmers. 2. Out of 31274, MITRA activities helped 30603 farmers to generate INR 5,000/acre additional income.
5	Livelihood	Farmer Livelihood Project	Naandi Foundation	Farmer Livelihood Project	(ii) Livelihood enhancement	1.06	1. 48,859 farmers across 303 villages were trained. Out of these, 12,499 farmers were direct beneficiaries of the program. These village volunteers further trained 36,360 farmers. 2. Majority of coffee lots in Araku farms have scored above 85 in the annual harvest and cupping festival, Gems of Araku 2020, indicating toward high quality coffee.

SR. NO.	THEME	PROJECTS	IMPLEMENTING AGENCY	SUB-PROJECT	LINK TO SCHEDULE VII ACTIVITIES	AMOUNT SPENT (₹ IN CRORE)	IMPACT ASSESSMENT SUMMARY
6	Health	Community Health Intervention Programme (CHIP)	NICE Foundation	Community Health Intervention Programme (CHIP)	(i) Promoting healthcare including preventive healthcare	1.50	1. The program supported a total of 81,953 beneficiaries catering to 41% of the population from the intervention villages through 5,631 Fixed Day Health Service sessions in 206 venues. 2. As a result of the orientation of the community on wellness activities for lifestyle modification like increased physical activity, eating nutritious food, no to tobacco and alcohol, 76% of the 4,066 registered Regular Medical Care have adopted healthier lifestyles.

ANNEXURE -V

Information in terms of Section 197(12) of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

(i) THE RATIO OF THE REMUNERATION OF EACH DIRECTOR TO THE MEDIAN REMUNERATION OF THE EMPLOYEES OF THE COMPANY AND THE PERCENTAGE INCREASE/(DECREASE) IN REMUNERATION OF EACH DIRECTOR, CEO, CFO AND CS FOR FY2022:

NAME	DESIGNATION	RATIO OF REMUNERATION OF EACH DIRECTOR TO THE MEDIAN REMUNERATION OF EMPLOYEES	% INCREASE / (DECREASE) IN REMUNERATION DURING FOR FY2022
Mr. K Satish Reddy[1]	Chairman	198	(2)
Mr. G V Prasad[1]	Co-Chairman and Managing Director	303	1
Mr. Allan Oberman	Independent director	23	11
Dr. Bruce L A Carter	Independent director	23	11
Ms. Kalpana Morparia	Independent director	25	17
Mr. Leo Puri	Independent director	22	7
Mr. Prasad R Menon	Independent director	29	18
Ms. Shikha Sharma	Independent director	23	11
Mr. Sridar Iyengar	Independent director	26	17
Dr. K P Krishnan[2]	Independent director	7	NA
Ms. Penny Wan[3]	Independent director	6	NA
Mr. Erez Israeli[7]	Chief executive officer (CEO)	NA	19
Mr. Parag Agarwal[4]	Chief financial officer (CFO)	NA	NA
Mr. Sandeep Poddar[5]	Company secretary (CS)	NA	NA
Mr. K Randhir Singh[6]	Company secretary (CS)	NA	NA

(1) *Includes commission, salary and perquisites. They do not receive any amount as remuneration from any subsidiary Company.*

(2) *Appointed as an Independent Director, with effect from January 7, 2022.*

(3) *Appointed as an Independent Director, with effect from January 28, 2022.*

(4) *Remuneration in FY2021 was paid for part of the year, not comparable.*

(5) *Resigned with effect from close of business hours on November 18, 2021. Remuneration in FY2022 was paid for part of the year, not comparable.*

(6) *Appointed with effect from March 17, 2022. Remuneration in FY2022 was paid for part of the year, not comparable.*

(7) *Includes fixed pay, actual variable pay, fuel & maintenance on actuals and does not include value of stock options.*

(ii) The median remuneration of employees increased by 4.1% in FY2022.

(iii) The number of permanent employees on the rolls of the Company as on March 31, 2022, is 20,122.

(iv) Average percentage increase in the salaries of employees other than KMP for FY2022, was 10% as compared to FY2021. There was an increase of 6% in the total remuneration of Executive Directors and KMP for FY2022 on account of computation of remuneration, on accrual basis to Executive Directors and on actual basis for KMP. While calculating percentage of increase in remuneration of Executive Directors and KMP, the remuneration of CFO and CS for part of the year is not considered, as the same was not comparable.

(v) It is hereby affirmed that the remuneration for FY2022 is as per the Remuneration Policy of the Company.

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 19, 2022

ANNEXURE-VI

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

(A) CONSERVATION OF ENERGY:

During the year, the Company has implemented energy conservation projects across its various business units and accrued savings of approximately ₹ 267 million against an investment of ₹ 343 million.

With the above energy saving projects implementation, we have reduced 43,808 tons of CO_2 emissions during the year.

Additional ₹ 436 million is being spent for the energy conservation and emission reduction projects including digital energy management system in FTO 11, FTO PU 1 and FTO 3 plants. Co-generation plant fuel conversion from fossil fuel to bio mass fuel in FY2023.

Major categories of energy projects are:

1. **Installation of innovative technology:**

   Implemented Industrial Internet of Things (IIOT) for HVAC systems for continuous monitoring and automatic control on real time basis, based on demand /load and climate changes to reduce 20% to 25% power consumption across all FTOs. Replacement of conventional plug type or belt driven blowers with electronically commutated axial flow FLP motors with blower assembly to achieve 25% to 30% of power consumption reduction in AHUs across CTO-1, CTO-6, CTO-SEZ plants. Horizontal deployment of Electronically Commutated (EC) motor technology in HVAC systems across FTO sites. Replacement of the existing Aluminum/ GRP/ FRP fans with energy efficient E Glass Epoxy FRP fan assembly to achieve 20% to 33% of power consumption reduction in Cooling Towers. Installed 450 TR Magnetic levitated bearing chiller in place of traditional old chiller to reduce energy loss and improve heat transfer efficiency at FTO 3 plant. Replacement of twin lobe blowers with energy efficient blowers in sewerage treatment plants.

2. **Optimization of designs and operational efficiencies:**

   Replacement of 7 numbers of screw air compressors having specific power consumption of 0.21KW/CFM with a single centrifugal air compressor having specific power consumption of 0.148 KW/CFM at CTO 6 plant. Replacement of existing screw air compressors (2 x 450 CFM) with single screw air compressor (900 CFM) to reduce the power consumption at CTO-1 plant. Replacement of existing multiple operating pumps with single pump with right head and flow for optimizing the power consumption. Existing 650 TR chiller replaced with VFD fitted energy efficient chiller in FTO 8 to reduce the power consumption.

   To reduce the power consumption, non-inverter AC units were replaced with DC inverter units. Steam condensate recovery improvement from 60% to 70%, to improve the boiler efficiency. Frigitech oil additives for HVAC chillers to increase heat transfer efficiency. Optimization of compressed air pressure, arresting the air leakages & reduction of the loading hours of air compressor units. Power consumption reduction by using heat pump instead of geyser for hot water generation. Moved from Furnace oil to Natural gas for steam generation in FTO-2, 3 & Biologics plants to reduce scope-1 emissions.

3. **Identifying renewable power sources at low cost:**

   Roof top solar power plants of 2.4 MW got commissioned in FTO-8, FTO-11, FTO-12 and biologics plants. 3 MW hydel power supply started to CTO-6 plant. 13 MW solar power supply started to FTO-2, 0.8 MW solar power supply to FTO-11 and 2.2 MW solar power supply started to IPDO.

   With above renewable power additions, the Company has reduced 29,650 tons of CO_2 emissions during the year.

   With the above renewable capacity additions, the total roof top capacity has become 5.6 MW, 51.5 MW third party PPA's and 15 MW through JVC.

(B) TECHNOLOGY ABSORPTION

i.	Efforts made towards technology absorption	The Company has a full-fledged R&D division continuously engaged in research on new products and process improvement on existing products as part of continuous improvement in and outside India. As a part of technology absorption and adoption, once technology is developed for a product, it is tested in a pilot plant and thereafter commercial production is performed. Innovation is embarked by an incremental approach towards cost, time, quality and complex product development by adopting cutting edge technology and our philosophy is to continuously upgrade the technology.
ii.	Benefits derived like product improvement, cost reduction, product development or import substitution	Successful development of complex generics products accomplished through innovation and science. Improved quality by adopting quality by design concept. Technology adoption yielded improvement in robustness and cost.

(B) TECHNOLOGY ABSORPTION

iii. In case of imported technology (imported during the last three years reckoned from the beginning of the financial year) – a. Details of technology imported b. Year of import c. Whether the technology been fully absorbed If not fully absorbed, areas where absorption has not taken place, and the reasons therefore.	No imported technology	

iv. Expenditure incurred on R&D	FY2022	FY2021
Capital (₹ in million)	713	562
Recurring* (₹ in million)	13,531	12,542
Total (₹ in million)	14,244	13,104
Total R&D expenditure as a % of total turnover	**9.89%**	**9.82%**

Excluding depreciation and amortization

(C) FOREIGN EXCHANGE EARNINGS & OUTGO

Foreign exchange earned in terms of actual inflows and foreign exchange outgo in terms of actual outflows during the year:

PARTICULARS	FY2022
Foreign Exchange earned in terms of actual inflows (₹ in million)	101,544
Foreign Exchange outgo in terms of actual outflows (₹ in million)	40,401

For and on behalf of the Board of Directors

K Satish Reddy
Chairman
DIN: 00129701

Place: Hyderabad
Date: May 19, 2022

STANDALONE FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Members of Dr. Reddy's Laboratories Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of Dr. Reddy's Laboratories Limited ("the Company"), which comprise the Balance sheet as at 31 March 2022, the Statement of Profit and Loss, including Other Comprehensive Income, the Cash Flow Statement and the Statement of Changes in Equity for the year then ended, and notes to the standalone financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at 31 March 2022, its profit including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing (SAs),as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Standalone Financial Statements' section of our report. We are independent of the Company in accordance with the 'Code of Ethics 'issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements for the financial year ended 31 March 2022. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the standalone financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the standalone financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying standalone financial statements

Key audit matters	How our audit addressed the key audit matter
Assessment of carrying value of intangible assets, intangible assets under development and goodwill *(as described in note 1.3(f) and 1.3(i) of the significant accounting policies, and note 2.3, 2.4 and 2.5 for details and movement in goodwill, other intangible assets and intangible assets under development respectively in the standalone financial statements)*	
As at 31 March 2022, the Company has intangible assets, including intangible assets under development, of ₹ 20,551 million and goodwill of ₹ 853 million. The carrying value of these intangible assets are based on future cash flows and there is a risk that the assets may be impaired if cash flows are not in line with projections. Valuation of goodwill and intangible assets is subject to management's assessment of recoverable amount, being the higher of the value in use and fair value less costs to sell, involving significant judgment and are based on number of variables and estimates including projection of future sales, operating costs and profit margins; appropriate discount rate and terminal value growth rate; and probability of technical and regulatory success factors in applying discounted cash flow valuation methodology. As the assessment of recoverable amount involves significant degree of management judgement, we have identified this a key audit matter	Our audit procedures, among others included the following: • We evaluated the design and tested the operating effectiveness of the Company's controls in assessing the recoverable value of goodwill, intangible assets and intangible assets under development. • We assessed the Company's methodology applied in determining the CGUs to which these assets are allocated. • We tested the estimated recoverable value of these assets and assessed the methodologies used by management in deriving the recoverable value and tested the significant assumptions and the underlying data used by the Company in its analyses. • We compared the significant assumptions to current industry, market and economic trends, to the Company's historical data. • We performed sensitivity analyses of the significant assumptions to evaluate the potential change in the recoverable values of these assets resulting from hypothetical changes in underlying assumptions. We also assessed the recoverable value headroom by performing sensitivity testing of key assumptions used. • We tested the arithmetical accuracy of the models.

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Key audit matters	How our audit addressed the key audit matter
Contingencies, including litigations and tax *(as described in note 1.3(i) of the significant accounting policies, and note 2.30 containing details of contingencies in the standalone financial statements)*	
The Company is involved in disputes, lawsuits, claims, anti-trust, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent, tax and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. The Company assisted by their external legal counsel assesses the need to make provision or disclose a contingency on a case- to-case basis considering the underlying facts of each litigation. This area is significant to our audit, since the accounting and disclosure for contingent legal and tax liabilities is complex and judgmental (due to the difficulty in predicting the outcome of the matter and estimating the potential impact if the outcome is unfavourable), and the amounts involved are, or can be, material to the standalone financial statements.	Our audit procedures, among others included the following: • We evaluated the design and tested the operating effectiveness of controls relating to identification and evaluation of claims, proceedings and investigations at different levels in the Company, and the measurement of provisions for disputes, potential claims and litigation, contingent liabilities and disclosures. • We obtained a list of ongoing litigations from the Company's in-house legal counsel. We selected a sample of litigations based on materiality and performed inquiries with the said counsel on the legal evaluation of these litigations. We compared the evaluation with the provision or disclosure in the standalone financial statements. We tested the underlying computation of the management in relation to the measurement of provision or the contingency. • We obtained legal letters from the Company's external legal advisors with respect to the matters included in the summary. Where appropriate, we examined correspondences connected with the cases. • We inspected relevant communication with tax authorities. • We involved tax experts in assessing the nature and amount of material tax positions and assessed the technical merits based on the correspondence and assessments from the relevant tax authorities. • We also evaluated the disclosures made in the standalone financial statements.
Returns, discounts and other deductions in Revenue *(as described in note 1.3(m) of the significant accounting policies of standalone financial statements and note 2.13 of the standalone financial statements)*	
Revenue is recognised net of accrual for sales returns and discounts etc. The estimates relating to these accruals are important given the significance of revenue and also considering the distinctive terms of arrangement with customers. These estimates are complex and requires significant judgement and estimation by the Company for establishing an appropriate accrual. Accuracy of revenues may deviate on account of change in judgements and estimates. Accordingly, the same has been considered as a key audit matter.	Our audit procedures, among others included the following: • We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes. • We also tested management's controls over the methods for making estimates,data and assumptions of the estimates used to calculate the sales deductions. • We tested management's estimated sales deductions and obtained management's calculations for the respective estimates. We tested management's estimates over the determination of sales deductions, accruals by comparing the rates used in management's estimate to rates in the underlying contracts and historical sales deductions data. • We compared the assumptions to contracted prices and discounts, allowances and returns, as applicable to current payment trends. • We also considered the historical accuracy of the management's estimates in prior years and assessed the estimated amounts, we evaluated trends in actual sales and discount accrual balances. • We also tested the underlying data used in management's calculations for accuracy and completeness and verified source data supporting the historical sales and sales returns levels and volume discounts settled during the period. • We tested recording of revenue in appropriate period which included the following procedures: • Performed trend analysis over sales levels as compared to previous periods; • Verified sample sales transactions near period-end.

Other Information

The Company's Board of Directors is responsible for the other information. The other information comprises the Statutory reports, Management discussion and analysis, corporate governance and Board's report included in the Annual report, which we obtained prior to the date of this auditor's report, and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including

the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are also responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements for the financial year ended March 31, 2022 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the "Annexure 1" a statement on the matters specified in paragraphs 3 and 4 of the Order.
2. As required by Section 143(3) of the Act, we report that:

    (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

INDEPENDENT AUDITORS' REPORT (CONTINUED)

(b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

(c) The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, the Cash Flow Statement and Statement of Changes in Equity dealt with by this Report are in agreement with the books of account;

(d) In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

(e) On the basis of the written representations received from the directors as on 31 March 2022 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2022 from being appointed as a director in terms of Section 164 (2) of the Act;

(f) With respect to the adequacy of the internal financial controls with reference to these standalone financial statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure 2" to this report;

(g) In our opinion, the managerial remuneration for the year ended 31 March 2022 has been paid / provided by the Company to its directors in accordance with the provisions of section 197 read with Schedule V to the Act;

(h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements – Refer Note 2.30(A) to the standalone financial statements;

ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.28 to the standalone financial statements;

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company;

iv. a) The management has represented that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other persons or entities, including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

b) The management has represented that, to the best of its knowledge and belief, no funds have been received by the Company from any persons or entities, including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

c) Based on such audit procedures performed that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (a) and (b) contain any material misstatement.

v. a) The final dividend paid by the Company during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

b) As stated in note 2.9 to the standalone financial statements, the Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 22213271AJFMRM8990

Place of Signature: Hyderabad
Date: 19 May 2022

ANNEXURE 1 REFERRED TO IN PARAGRAPH UNDER THE HEADING "REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS" OF OUR REPORT OF EVEN DATE

RE: DR. REDDY'S LABORATORIES LIMITED ("the Company")

In terms of the information and explanations sought by us and given by the company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

(i) (a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(B) The Company has maintained proper records showing full particulars of intangibles assets.

(b) All Property, Plant and Equipment have not been physically verified by the management during the year but there is a regular programme of verification which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) The title deeds of all the immovable properties (other than properties where the Company is the lessee and the lease agreements are duly executed in favour of the lessee) are held in the name of the company.

(d) The Company has not revalued its Property, Plant and Equipment (including Right of use assets) or intangible assets during the year ended 31 March 2022.

(e) There are no proceedings initiated or are pending against the Company for holding any benami property under the Prohibition of Benami Property Transactions Act, 1988 and rules made thereunder.

(ii) (a) The inventory has been physically verified by the management during the year. In our opinion, the frequency of verification by the management is reasonable and the coverage and procedure for such verification is appropriate. Inventories lying with third parties have been confirmed by them as at 31 March 2022. There were no discrepancies of 10% or more in aggregate for each class of inventory.

(b) The Company has not been sanctioned working capital limits in excess of ₹ five crores in aggregate from banks or financial institutions during any point of time of the year on the basis of security of current assets. Accordingly, the requirement to report on clause 3(ii)(b) of the Order is not applicable to the Company.

(iii) (a) During the year the Company has not provided loans, advances in the nature of loans, stood guarantee or provided security to companies, firms, Limited Liability Partnerships or any other parties. Accordingly, the requirement to report on clause 3(iii)(a) of the Order is not applicable to the Company.

(b) During the year the investments made, guarantees provided, security given and the terms and conditions of the grant of all loans and advances in the nature of loans, investments and guarantees to companies, firms, Limited Liability Partnerships or any other parties are not prejudicial to the Company's interest.

(c) The Company has outstanding loans from subsidiary companies during the year where the schedule of repayment of principal and payment of interest has been stipulated and the repayment or receipts are regular.

(d) There are no amounts of loans and advances in the nature of loans granted to companies, firms, limited liability partnerships or any other parties which are overdue for more than ninety days.

(e) There were no loans or advance in the nature of loan granted to companies, firms, Limited Liability Partnerships or any other parties which had fallen due during the year. Accordingly, the requirement to report on clause 3(iii)(e) of the Order is not applicable to the Company.

(f) The Company has not granted any loans or advances in the nature of loans, either repayable on demand or without specifying any terms or period of repayment to companies, firms, Limited Liability Partnerships or any other parties. Accordingly, the requirement to report on clause 3(iii)(f) of the Order is not applicable to the Company.

(iv) In our opinion and according to the information and explanations given to us, the Company has not advanced loans to directors / to a company in which the Director is interested to which provisions of section 185 of the Act apply and hence not commented upon. In our opinion and according to the information and explanations given to us, the Company has made investments and given guarantees/ provided security which is in compliance with the provisions of section 186 of the Act.

(v) The Company has neither accepted any deposits from the public nor accepted any amounts which are deemed to be deposits within the meaning of sections 73 to 76 of the Act and the rules made thereunder, to the extent applicable. Accordingly, the requirement to report on clause 3(v) of the Order is not applicable to the Company.

(vi) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 148(1) of the Act, and are of the opinion that *prima facie*, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

ANNEXURE 1 REFERRED TO IN PARAGRAPH UNDER THE HEADING "REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS" OF OUR REPORT OF EVEN DATE (CONTINUED)

(vii) (a) The Company is regular in depositing with appropriate authorities undisputed statutory dues including goods and services tax, provident fund, employees' state insurance, income-tax, sales-tax, service tax, duty of customs, duty of excise, value added tax, cess and other statutory dues applicable to it. According to the information and explanations given to us and based on audit procedures performed by us, no undisputed amounts payable in respect of these statutory dues were outstanding, at the year end, for a period of more than six months from the date they became payable.

(b) The dues of goods and services tax, provident fund, employees' state insurance, income-tax, sales-tax, service tax, duty of custom, duty of excise, value added tax, cess, and other statutory dues have not been deposited on account of any dispute, are as follows:

Name of the statute	Nature of the dues	Amount ₹	Paid under protest	Period to which the amount relates	Forum where the dispute is pending
Income Tax Act, 1961	Income Tax	84	-	2017-2018	Commissioner Appeals
		6		2018-2019	
Central Excise Act, 1944	Excise Duty, Interest and Penalty	1,629	84	2001-2019	Appellate Authority – up to Commissioners
		584		2003-2019	CESTAT
		52		2002-2008	High Court
Customs Act, 1962	Custom Duty	41	6	2010-2020	Appellate Authority – up to Commissioners
		6		2010-2011	High Court
CGST Act, 2017	GST	386	-	2017-2019	Appellate Authority – up to Commissioners
Finance Act, 1994	Cenvat Credit of Service Tax, Interest and Penalty	109	5	2012-2016	CESTAT
		29		2004-2016	Appellate Authority – up to Commissioners
	Service Tax and Penalty	194	-	2010-2016	CESTAT
		4		2015-2016	Appellate Authority – up to Commissioners
Central Sales Tax Act and Sales Tax Acts of various States	Sales Tax and Penalty	176	201	2002-2017	Sales Tax Appellate Tribunal
		94		2003-2018	Appellate Tribunal – up to Commissioner
		1		2002-2004	Supreme Court
		78		2005-2014	High Court

(viii) The Company has not surrendered or disclosed any transaction, previously unrecorded in the books of account, in the tax assessments under the Income Tax Act, 1961 as income during the year. Accordingly, the requirement to report on clause 3(viii) of the Order is not applicable to the Company.

(ix) (a) The Company has not defaulted in repayment of loans or other borrowings or in the payment of interest thereon to any lender.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company did not have any term loans outstanding during the year hence, the requirement to report on clause (ix)(c) of the Order is not applicable to the Company.

(d) On an overall examination of the standalone financial statements of the Company, no funds raised on short-term basis have been used for long-term purposes by the Company.

(e) On an overall examination of the standalone financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries, associates or joint ventures.

(f) The Company has not raised loans during the year on the pledge of securities held in its subsidiaries, joint ventures or associate companies. Hence, the requirement to report on clause (ix)(f) of the Order is not applicable to the Company.

(x) (a) The Company has not raised any money during the year by way of initial public offer / further public offer (including debt instruments) hence, the requirement to report on clause 3(x)(a) of the Order is not applicable to the Company.

(b) The Company has not made any preferential allotment or private placement of shares /fully or partially or optionally convertible debentures during the year under audit and hence, the requirement to report on clause 3(x)(b) of the Order is not applicable to the Company.

(xi) (a) No fraud by the Company or no material fraud on the Company has been noticed or reported during the year.

(b) During the year, no report under sub-section (12) of section 143 of the Act has been filed by cost auditor/ secretarial auditor or by us in Form ADT – 4 as prescribed under Rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year while determining the nature, timing and extent of audit procedures.

(xii) The Company is not a nidhi Company as per the provisions of the Act. Therefore, the requirement to report on clause 3(xii)(a) of the Order is not applicable to the Company.

(xiii) Transactions with the related parties are in compliance with sections 177 and 188 of Act where applicable and the details have been disclosed in the notes to the standalone financial statements, as required by the applicable accounting standards.

(xiv) (a) The Company has an internal audit system commensurate with the size and nature of its business.

(b) The internal audit reports of the Company issued till the date of the audit report, for the period under audit have been considered by us.

(xv) The Company has not entered into any non-cash transactions with its directors or persons connected with its directors and hence requirement to report on clause 3(xv) of the Order is not applicable to the Company.

(xvi) (a) The provisions of section 45-IA of the Reserve Bank of India Act, 1934, are not applicable to the Company. Accordingly, the requirement to report on clause (xvi)(a) of the Order is not applicable to the Company.

(b) The Company is not engaged in any Non-Banking Financial or Housing Finance activities. Accordingly, the requirement to report on clause (xvi)(b) of the Order is not applicable to the Company.

(c) The Company is not a Core Investment Company as defined in the regulations made by Reserve Bank of India. Accordingly, the requirement to report on clause 3(xvi) of the Order is not applicable to the Company.

(d) There is no Core Investment Company as a part of the Group. Accordingly, the requirement to report on clause 3(xvi) of the Order is not applicable to the Company.

(xvii) The Company has not incurred cash losses in the current year and preceding financial year.

(xviii) There has been no resignation of the statutory auditors during the year and accordingly requirement to report on Clause 3(xviii) of the Order is not applicable to the Company.

(xix) On the basis of the financial ratios disclosed in note 2.42 to the standalone financial statements, ageing and expected dates of realization of financial assets and payment of financial liabilities, other information accompanying the standalone financial statements, our knowledge of the Board of Directors and management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

(xx) (a) In respect of other than ongoing projects, there are no unspent amounts that are required to be transferred to a fund specified in Schedule VII of the Act, in compliance with second proviso to sub section 5 of section 135 of the Act. This matter has been disclosed in note 2.20 to the standalone financial statements.

(b) All amounts that are unspent under section (5) of section 135 of Companies Act, pursuant to any ongoing project, has been transferred to special account in compliance of with provisions of sub section (6) of section 135 of the said Act. This matter has been disclosed in note 2.20 to the financial statements.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 22213271AJFMRM8990

Place: Hyderabad
Date: 19 May 2022

ANNEXURE 2 TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE STANDALONE FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

We have audited the internal financial controls with reference to standalone financial statements of Dr. Reddy's Laboratories ("the Company") as of 31 March 2022 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Company's Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ("ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to these standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, as specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to these standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to these standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to these standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to these standalone financial statements.

Meaning of Internal Financial Controls With Reference to these Standalone Financial Statements

A company's internal financial controls with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial controls with reference to standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls With Reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls with reference to standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial control with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company has, in all material respects, adequate internal financial controls with reference to standalone financial statements and such internal financial controls with reference to standalone financial statements were operating effectively as at 31 March 2022, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 22213271AJFMRM8990

Place: Hyderabad
Date: 19 May 2022

BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	As at 31 March 2022	As at 31 March 2021
Assets			
Non-current assets			
Property, plant and equipment	2.1	40,240	35,792
Capital work-in-progress	2.2	11,864	8,771
Goodwill	2.3	853	853
Other intangible assets	2.4	20,412	21,798
Intangible assets under development	2.5	139	237
Financial assets			
Investments	2.6 A	30,243	33,922
Trade receivables	2.6 B	54	118
Loans	2.6 C	12	12
Other financial assets	2.6 D	2,514	492
Deferred tax assets, net	2.27	194	2,548
Tax assets, net		3,115	2,151
Other non-current assets	2.7 A	480	160
		110,120	**106,854**
Current assets			
Inventories	2.8	33,478	28,197
Financial assets			
Investments	2.6 A	19,124	12,570
Trade receivables	2.6 B	49,454	40,800
Derivative instruments	2.28	1,903	915
Cash and cash equivalents	2.6 E	11,595	13,063
Other bank balances	2.6 F	8,710	3,402
Other financial assets	2.6 D	565	529
Other current assets	2.7 B	9,981	9,966
Total current assets before assets held for sale		**134,810**	**109,442**
Assets held for sale	2.6 A	26	-
		134,836	109,442
Total assets		**244,956**	**216,296**
Equity and Liabilities			
Equity			
Equity share capital	2.9	832	832
Other equity		182,530	169,005
		183,362	169,837
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.10 B	197	177
Provisions	2.11 A	104	251
Other non-current liabilities	2.12 A	842	428
		1,143	856
Current liabilities			
Financial liabilities			
Borrowings	2.10 A	21,711	11,809
Lease liabilities	2.10 B	146	159
Trade payables	2.10 C		
Total outstanding dues of micro enterprises and small enterprises		120	152
Total outstanding dues of creditors other than micro enterprises and small enterprises		16,542	13,212
Derivative instruments	2.28	472	306
Other financial liabilities	2.10 D	12,153	12,010
Provisions	2.11 B	3,222	2,987
Other current liabilities	2.12 B	6,085	4,968
		60,451	45,603
Total equity and liabilities		**244,956**	**216,296**

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 19 May 2022

STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended 31 March 2022	For the year ended 31 March 2021
Income			
Sales	2.13	138,864	132,094
Service income and License fees	2.13	4,289	720
Other operating income	2.14	899	677
Total revenue from operations		**144,052**	**133,491**
Other income	2.15	4,820	8,011
Total income		**148,872**	**141,502**
Expenses			
Cost of materials consumed		33,784	32,663
Purchase of stock-in-trade		20,571	12,523
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.16	(3,896)	(3,956)
Employee benefits expense	2.17	24,346	22,701
Depreciation and amortisation expense	2.18	8,143	8,350
Impairment of non current assets		98	150
Finance costs	2.19	380	467
Selling and other expenses	2.20	43,208	38,042
Total expenses		**126,634**	**110,940**
Profit before tax		**22,238**	**30,562**
Tax expense	2.27		
Current tax		3,926	5,401
Deferred tax		2,080	3,297
Profit for the year		**16,232**	**21,864**
Other comprehensive income (OCI)			
A. (i) Items that will not be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		3	9
(b) Actuarial loss on post-employment benefit obligations		(48)	(178)
(ii) Tax impact on above items		17	62
		(28)	(107)
B. (i) Items that will be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		-	5
(b) Effective portion of changes in fair value of cash flow hedges, net		832	989
(ii) Tax impact on above items		(291)	(346)
		541	**648**
Total other comprehensive income for the year, net of tax		**513**	**541**
Total comprehensive income for the year		**16,745**	**22,405**
Earnings per share:	2.23		
Basic earnings per share of ₹ 5/- each		97.85	131.84
Diluted earnings per share of ₹ 5/- each		97.58	131.46

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 19 May 2022

STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital	Other components of equity: Reserves and surplus								Other comprehensive income			Total equity
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Retained earnings	Special economic zone re-investment reserve[10]	Cash flow hedge reserve[7]	FVTOCI** reserve[8]	Remeasurements of the net defined benefits plan[9]	
Balance as at 1 April 2021 (A)	832	(1,967)	6,301	1,266	267	25	20,302	141,373	1,326	288	1	(177)	169,837
Profit for the year	-	-	-	-	-	-	-	16,232	-	-	-	-	16,232
Net change in fair value of FVTOCI** equity instruments, net of tax benefit of ₹ 0*	-	-	-	-	-	-	-	-	-	-	3	-	3
Effective portion of changes in fair value of cash flow hedges, net of tax expense of ₹ 291 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	541	-	-	541
Actuarial loss on post-employment benefit obligations, net of tax benefit of ₹ (17) (Refer note 2.26)	-	-	-	-	-	-	-	-	-	-	-	(31)	(31)
Total comprehensive income (B)	-	-	-	-	-	-	-	16,232	-	541	3	(31)	16,745
Transactions with owners of the Company													
Contributions and distributions													
Issue of equity shares on exercise of options (Refer note 2.9)	-*	366	393	(425)	-	-	-	-	-	-	-	-	334
Share-based payment expense (Refer note 2.25)	-	-	-	592	-	-	-	-	-	-	-	-	592
Dividend paid	-	-	-	-	-	-	-	(4,146)	-	-	-	-	(4,146)
Total contributions and distributions	-	366	393	167	-	-	-	(4,146)	-	-	-	-	(3,220)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	-	366	393	167	-	-	-	(4,146)	-	-	-	-	(3,220)
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	571	(571)	-	-	-	-
Transfer from special economic zone re-investment reserve (D)	-	-	-	-	-	-	-	571	(571)	-	-	-	-
Balance as at 31 March 2022 [(A)+(B)+(C)+(D)]	832	(1,601)	6,694	1,433	267	25	20,302	154,030	755	829	4	(208)	183,362

Particulars	Equity share capital	Other components of equity: Reserves and surplus								Other comprehensive income			Total equity
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Retained earnings	Special economic zone re-investment reserve[10]	Cash flow hedge reserve[7]	FVTOCI** reserve[8]	Remeasurements of the net defined benefits plan[9]	
Balance as at 1 April 2020 (A)	831	(1,006)	5,909	1,038	267	25	20,302	124,979	-	(353)	(13)	(60)	151,919
Profit for the year	-	-	-	-	-	-	-	21,864	-	-	-	-	21,864
Net change in fair value of FVTOCI** equity instruments, net of tax benefit of ₹ 0*	-	-	-	-	-	-	-	-	-	-	17	-	17
Transfer on disposal of equity instruments classified as FVTOCI instruments	-	-	-	-	-	-	-	3	-	-	(3)	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of ₹ 346 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	641	-	-	641
Actuarial loss on post-employment benefit obligations, net of tax expense of ₹ 62 (Refer note 2.26)	-	-	-	-	-	-	-	-	-	-	-	(117)	(117)
Total comprehensive income (B)	-	-	-	-	-	-	-	21,867	-	641	14	(117)	22,405
Transactions with owners of the Company													
Contributions and distributions													
Issue of equity shares on exercise of options (Refer note 2.9)	1	232	392	(356)	-	-	-	-	-	-	-	-	269
Share-based payment expense (Refer note 2.25)	-	-	-	584	-	-	-	-	-	-	-	-	584
Purchase of treasury shares	-	(1,193)	-	-	-	-	-	-	-	-	-	-	(1,193)
Dividend paid (including dividend distribution tax)	-	-	-	-	-	-	-	(4,147)	-	-	-	-	(4,147)
Total contributions and distributions	1	(961)	392	228	-	-	-	(4,147)	-	-	-	-	(4,487)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	1	(961)	392	228	-	-	-	(4,147)	-	-	-	-	(4,487)
Transfer to special economic zone (SEZ) re-investment reserve	-	-	-	-	-	-	-	(1,402)	1,402	-	-	-	-
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	76	(76)	-	-	-	-
Transfer to special economic zone re-investment reserve, net (D)	-	-	-	-	-	-	-	(1,326)	1,326	-	-	-	-
Balance as at 31 March 2021 [(A)+(B)+(C)]	832	(1,967)	6,301	1,266	267	25	20,302	141,373	1,326	288	1	(177)	169,837

* *Rounded off to millions.*

** *FVTOCI represents fair value through other comprehensive income*

STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

(1) *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

(2) *Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of Section 52 of the Companies Act, 2013.*

(3) *Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees as part of their remuneration. Refer note 2.25 for further details of these plans.*

(4) *The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.*

(5) *As per Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013.*

(6) *The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to statement of profit and loss.*

(7) *The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to statement of profit and loss in the period in which the hedged transaction occurs.*

(8) *This reserve represents mark to market gain or loss on financial assets classified as FVTOCI. Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to statement of profit and loss or retained earnings upon disposal of the investment.*

(9) *Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.26 for further details.*

(10) *The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilised by the Company for acquiring Plant and equipment in accordance with Section 10AA(2) of such Act.*

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman, DIN: 00129701
G V Prasad	Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli	Chief Executive Officer
Parag Agarwal	Chief Financial Officer
K Randhir Singh	Company Secretary

Place : Hyderabad
Date : 19 May 2022

STATEMENT OF CASH FLOWS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Cash flows from/(used in) operating activities		
Profit before tax	**22,238**	**30,562**
Adjustments:		
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(233)	(510)
Depreciation and amortisation expense	8,143	8,350
Impairment of non current assets	98	150
Allowance for credit losses (on trade receivables and other advances)	65	69
Loss/(Profit) on sale/disposal of property , plant and equipment and other intangible assets, net	78	(4,711)
Foreign exchange loss / (gain), net	(1,623)	(443)
Interest income	(1,669)	(1,223)
Finance costs	380	467
Equity settled share-based payment expense	592	584
Dividend income	-	-*
Changes in operating assets and liabilities:		
Trade receivables	(8,655)	7,137
Inventories	(5,281)	(5,827)
Trade payables	3,298	2,680
Other assets and other liabilities, net	844	2,337
Cash generated from operations	**18,275**	**39,622**
Income taxes paid, net	(4,888)	(4,480)
Net cash from operating activities	**13,387**	**35,142**
Cash flows from/(used in) investing activities		
Expenditures on property, plant and equipment	(13,113)	(8,575)
Proceeds from sale of property, plant and equipment	94	4,900
Expenditures on other intangible assets	(543)	(2,364)
Payment for acquisition of business	-	(15,514)
Proceeds from redemption of preference shares	16,878	-
Purchase of investments	(91,118)	(69,520)
Proceeds from sale of investments	65,848	74,861
Dividends received	-	-*
Interest income received	1,574	1,632
Net cash used in investing activities	**(20,380)**	**(14,580)**
Cash flows from/(used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	334	269
Proceeds from short-term borrowings, net (Refer note 2.10 A)	9,683	1,527
Repayment of long-term borrowings (Refer note 2.10 A)	-	(3,743)
Payment of principal portion of lease liabilities (Refer note 2.10 B)	(172)	(38)
Dividends paid	(4,146)	(4,147)
Purchases of treasury shares	-	(1,193)
Interest paid	(644)	(618)
Net cash from/(used in) financing activities	**5,055**	**(7,943)**
Net increase / (decrease) in cash and cash equivalents	(1,938)	12,619
Effect of exchange rate changes on cash and cash equivalents	479	44
Cash and cash equivalents at the beginning of the year (Refer note 2.6 E)	13,054	391
Cash and cash equivalents at the end of the year (Refer note 2.6 E)	**11,595**	**13,054**

**Rounded off to millions.*

***FVTPL (fair value through profit or loss)*

The accompanying notes are an integral part of the financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 19 May 2022

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1 DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

1.1 DESCRIPTION OF THE COMPANY

Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company") is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients ("APIs"), Custom Pharmaceutical Services ("CPS"), generics, biosimilars and differentiated formulations.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company's shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

1.2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS

a) Statement of compliance

These financial statements as of and for the year ended 31 March 2022 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules, 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time together with the comparative period data as at and for the year ended 31 March 2021.

These financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective or elected for early adoption at the Company's annual reporting date, 31 March 2022. These financial statements were authorised for issuance by the Company's Board of Directors on 19 May 2022.

b) Basis of measurement

These financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the balance sheet:

- derivative financial instruments are measured at fair value;
- financial assets are measured either at fair value or at amortised cost depending on the classification;
- employee defined benefit assets/(liabilities) are recognised as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
- long-term borrowings are measured at amortised cost using the effective interest rate method;
- share-based payments are measured at fair value;
- assets held for sale are measured at fair value;
- assets acquired and liabilities assumed as part of business combinations are measured at fair value;
- Contingent consideration arising out of business combination are measured at fair value; and
- right-of-use the assets are recognised at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

c) Use of estimates and judgements

The preparation of financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following notes:

- Note 1.3 (b) — Assessment of functional currency;
- Note 1.3 (c) — Financial instruments;
- Note 1.3 (d) — Business combinations and goodwill;
- Notes 1.3 (e) and 1.3 (f) — Useful lives of property, plant and equipment and intangible assets;
- Notes 1.3(g) – Determination of cost for right-of-use assets and lease term;
- Note 1.3 (h) — Valuation of inventories;
- Note 1.3 (i) — Measurement of recoverable amounts of cash-generating units;
- Note 1.3 (j) — Assets and obligations relating to employee benefits;
- Note 1.3 (k) — Share-based payments;
- Note 1.3 (l) — Provisions and other accruals;
- Note 1.3 (m) —Measurement of transaction price in a revenue transaction (sales returns, rebates and chargeback provisions);

- Note 1.3 (p) — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3 (l) — Contingencies

d) Current and non-current classification

The Company presents assets and liabilities in the balance sheet based on current/ non-current classification.

All assets and liabilities have been classified as current or non-current as per the Company's normal operating cycle and other criteria set out in the Schedule III to the Companies Act, 2013 and Ind AS 1, *Presentation of Financial Statements*.

Assets:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within twelve months after the reporting date; or

d) it is cash or a cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting date.

Liabilities:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within twelve months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets and liabilities include the current portion of non-current assets and liabilities respectively. All other assets and liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realisation in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

f) Prior period

Prior period amounts have been reclassified to conform to the current year classification.

1.3 Significant accounting policies:

a) New Standards adopted by the Company

On 24 July 2020, the Ministry of Corporate Affairs (MCA) has issued amendments to certain Ind AS as summarised below:

Amendments to Ind AS 1 and Ind AS 8: *Definition of Material*

The amendments provided a new definition to the word material as follows:

'Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.'

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

An information is considered to be obscured if it is communicated in a way that would have a similar effect for primary users of financial statements to omitting or misstating that information. The amendments provided examples of circumstances that may result in information being obscured.

An entity should apply the amendments prospectively for annual periods beginning on or after 1 April 2020.

The amendments to the definition of material had no impact on the financial statements of the Company.

Amendments to Ind AS 103: *Definition of a Business*

The amendments clarified the definition of a business for the purpose of identifying a business combination under Ind AS 103-"*Business Combinations*". As per the revised definition, business is 'an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities'.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

A related amendment has been made to the definition of 'output' as an element of business.

The amendments include an election to use a 'concentration test'. This is a simplified assessment that would cause in an acquisition to qualify as an asset acquisition. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets.

An entity is required to apply the amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after the 1 April 2020 and to asset acquisitions that occur on or after the beginning of that period.

This amendment had no impact on the financial statements of the Company but may impact future periods should the Company enter into any business combinations.

Amendments to Ind AS 109 and Ind AS 107: *Interest Rate Benchmark Reform*

The amendments to Ind AS 109 *"Financial Instruments"* provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments to Ind AS 107 *"Financial Instruments: Disclosures"* prescribe the disclosures which entities are required to make for hedging relationships to which the reliefs as per the amendments in Ind AS 109 are applied.

These amendments are applicable for annual periods beginning on or after the 1 April 2020.

These amendments had no impact on the financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments Ind AS 116: *COVID-19 related rent concessions*

Ind AS 116 has been amended to provide limited relief to lessees in respect of rent concessions arising due to COVID-19 pandemic. No relief has been allowed to the lessors.

The amendments provide a practical expedient that lessees may elect to not treat any rent concessions, provided by lessors as a direct consequence of COVID-19 pandemic, as lease modifications. However, to be eligible for this relief:

- the revised consideration for the lease should be less than or equal to the lease consideration immediately before the change, the rent concession should be for a period that does not extend beyond 30 June 2021 (for example, lease rents are reduced for a period upto 30 June 2021 and increased for periods thereafter); and
- there should be no substantial modification to the other terms and conditions of the lease.

Lessee should apply the amendments for annual reporting periods beginning on or after 1 April 2020. In case a lessee has not yet approved the financial statements for issue before the issuance of the amendments, then the same may be applied for annual reporting periods beginning on or after the 1 April 2019.

The aforesaid amendments had no impact on the financial statements of the Company.

b) Foreign currency

Functional and presentation currency

These financial statements are presented in Indian rupees, which is the functional currency of Dr. Reddy's Laboratories Limited. All financial information presented in Indian rupees has been rounded to the nearest million.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in the statement of profit and loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income ("OCI"):

- certain debt instruments classified as measured at FVTOCI;
- certain equity instruments where the Company had made an irrevocable election to present in OCI subsequent changes in the fair value;

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- a financial liability designated as a hedge of the net investment in a foreign operation, to the extent that the hedge is effective; and
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

c) **Financial instruments**

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, in which case they are recognised at fair value. The Company's trade receivables do not contain any significant financing component and hence are measured at the transaction price measured under Ind AS 115 *"Revenue from Contracts with Customers"*.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Debt instruments at amortised cost;
- Debt instruments at FVTOCI;
- Debt instruments, derivatives and equity instruments at FVTPL; and
- Equity instruments measured at FVTOCI.

Debt instruments at amortised cost

A "debt instrument" is measured at the amortised cost if both the following conditions are met:

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method and are subject to impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in statement of profit and loss and presented in other income. The losses arising from impairment are recognised in the statement of profit and loss. This category generally applies to trade and other receivables.

Debt instrument at FVTOCI

A "debt instrument" is classified as at the FVTOCI if both of the following criteria are met:

a) the objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets; and

b) the asset's contractual cash flows represent SPPI.

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in the OCI. However, the Company recognises interest income, impairment losses and reversals and foreign exchange gain or loss in the statement of profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified to the statement of profit and loss. Interest earned while holding a FVTOCI debt instrument is reported as interest income using the effective interest rate method.

Debt instrument at FVTPL

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorisation as at amortised cost or as FVTOCI, is classified as at FVTPL.

In addition, the Company may elect to designate a debt instrument, which otherwise meets amortised cost or FVTOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as an "accounting mismatch").

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Debt instruments included within the FVTPL category are measured at fair value with all changes recognised in the statement of profit and loss.

Equity investments

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in OCI subsequent changes in the fair value. The Company makes such election on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the statement of profit and loss, even on sale of investment.

However, on sale the Company may transfer the cumulative gain or loss within equity. Equity investments designated as FVTOCI are not subject to impairment assessment.

Equity instruments included within the FVTPL category are measured at fair value with all changes recognised in the statement of profit and loss.

Investments in subsidiaries and joint venture:

Investments in subsidiaries and joint venture are carried at cost less accumulated impairment losses, if any. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. On disposal of investments in subsidiaries and joint venture, the difference between net disposal proceeds and the carrying amounts are recognised in the statement of profit and loss.

Upon first-time adoption of Ind AS, the Company has elected to measure its investments in subsidiaries and joint ventures at the Previous GAAP carrying amount as its deemed cost on the date of transition to Ind AS i.e., 1 April 2015.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Company's balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangements and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company's continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of trade receivables and other financial assets

In accordance with Ind AS 109, the Company applies the expected credit loss ("ECL") model for measurement and recognition of impairment loss on trade receivables or any contractual right to receive cash or another financial asset.

For this purpose, the Company follows a "simplified approach" for recognition of impairment loss allowance on the trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit and loss.

Financial liabilities designated upon initial recognition at FVTPL are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains or losses attributable to changes in own credit risk are recognised in OCI. These gains or losses are not subsequently transferred to the statement of profit and loss.

However, the Company may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit and loss. The Company has not designated any financial liability as FVTPL.

Loans and borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the statement of profit and loss over the period of the borrowings using the effective interest method.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the statement of profit and loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included as finance costs in the statement of profit and loss.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit and loss.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in US dollars, UK pounds sterling, Russian roubles Brazilian reals, South African rands ("ZAR"), Romanian new leus ("RON") and Euros, and foreign currency debt in US dollars, Russian roubles, Ukrainian hryvnias and Euros.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedges of highly probable forecasted transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company's hedging reserve as a component of equity and re-classified to the statement of profit and loss as part of the hedged item in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the statement of profit and loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Remeasurement gain or loss on such non-derivative financial liabilities is recorded in the Company's hedging reserve as a component of equity and reclassified to the statement of profit and loss as part of the hedged item in the period corresponding to the occurrence of the forecasted transactions.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in OCI, remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognised immediately in the statement of profit and loss.

Hedges of recognised assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognised in the statement of profit and loss. The changes in fair value of such derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognised in the statement of profit and loss. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the statement of profit and loss.

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having original maturities of three months or less from the date of investment. Bank overdrafts that are repayable on demand form an integral part of the Company's cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

d) Business combinations and goodwill

Business combinations are accounted for using the acquisition method regardless of whether equity instruments or other assets are acquired. The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition of a subsidiary is comprised of:

- fair values of the assets transferred;
- liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest in the subsidiary.

At the acquisition date, the identifiable assets acquired and liabilities and contingent liabilities assumed are, with limited exceptions, measured initially at their fair values.

For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such re-measurement are recognised in the statement of profit and loss.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Amounts classified as a financial liability are subsequently re-measured to fair value, with changes in fair value recognised in the statement of profit and loss.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Goodwill is initially measured at cost, being the excess of the aggregate of:

- the consideration transferred;
- the amount of any non-controlling interest in the acquired entity; and
- the acquisition-date fair value of any previous equity interest in the acquired entity.

over the fair value of the net identifiable assets acquired.

If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in OCI and accumulated in equity as capital reserve. However, if there is no clear evidence of bargain purchase, the entity recognises the gain directly in equity as capital reserve, without routing the same through OCI.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

e) Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within "Other income/ Selling and other expense" in the statement of profit and loss.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognised in the statement of profit and loss as incurred.

Items of property, plant and equipment acquired through exchange of non-monetary assets are measured at fair value, unless the exchange transaction lacks commercial substance or the fair value of either the asset received or asset given up is not reliably measurable, in which case the asset exchanged is recorded at the carrying amount of the asset given up.

Depreciation

Depreciation is recognised in the statement of profit and loss on a straight line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated but subject to impairment.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 30
- Ancillary structures	3 to 10
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 8
Vehicles	4 to 5

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

Software for internal use, which is primarily acquired from third-party vendors and which is an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognised as expense as incurred. The capitalised costs are amortised over the estimated useful life of the software or the remaining useful life of the tangible fixed asset, whichever is lower.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment.

f) Goodwill and other intangible assets

Recognition and measurement

Goodwill	Goodwill represents the excess of consideration transferred, together with the amount of non-controlling interest in the acquiree, over the fair value of the Company's share of identifiable net assets acquired. Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.
Other intangible assets	Other intangible assets that are acquired by the Company and that have finite useful lives are measured at cost less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
Research and development	Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognised in the statement of profit and loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalised only if • development costs can be measured reliably; • the product or process is technically and commercially feasible; • future economic benefits are probable and • the Company intends to, and has sufficient resources to complete development and to use or sell the asset. The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the statement of profit and loss as incurred. As at 31 March 2022, none of the development expenditure amounts has met the aforesaid recognition criteria.
Separate acquisition of intangible assets	Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalised. The Company's criteria for capitalisation of such assets are consistent with the guidance given in paragraph 25 of Indian Accounting Standard 38 ("Ind AS 38") (i.e., the receipt of economic benefits embodied in each intangible asset separately purchased or licensed in the transaction is considered to be probable).
In-Process Research and Development assets ("IPR&D") or Intangible assets under development	Acquired research and development intangible assets that are under development are recognised as In-Process Research and Development assets ("IPR&D") or Intangible assets under development. IPR&D assets are not amortised, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such IPR&D assets is recorded in the statement of profit and loss under "Impairment of non-current assets".

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Subsequent expenditure

Other intangible assets	Subsequent expenditures are capitalised only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognised in the statement of profit and loss as incurred.
In-Process Research and Development assets ("IPR&D") or Intangible assets under development	Subsequent expenditure on an IPR&D asset acquired separately or in a business combination and recognised as an intangible asset is: a) recognised as an expense when incurred, if it is a research expenditure; b) recognised as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; and c) added to the carrying amount of the acquired IPR&D asset, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

Amortisation

Amortisation is recognised in the statement of profit and loss on a straight-line basis over the estimated useful lives of intangible assets. The amortisation expense is recognised in the statement of profit and loss account in the expense category that is consistent with the function of the intangible asset. Intangible assets that are not available for use are amortised from the date they are available for use.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 15
Other intangibles	3 to 5

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in the statement of profit and loss under "Impairment of non-current assets".

Derecognition of intangible assets

Intangible assets are derecognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such derecognition are recorded in the statement of profit and loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of derecognition.

g) Leases

The Company assesses at contract inception whether a contract is or contains a lease, which applies if the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. The Company recognises a right-of-use asset at the commencement date of the lease, i.e. the date the underlying asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments to be made over the lease term:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable
- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
- amounts expected to be payable by the Company under residual value guarantees
- the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and
- payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Company, then the lessee's incremental borrowing rate is used. Such borrowing rate is calculated as the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. The Company's lease liabilities are included in borrowings.

Lease payments are allocated between principal and interest cost. The interest cost is charged to statement of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment comprised of the following:

- the amount of the initial measurement of lease liability
- any lease payments made at or before the commencement date less any lease incentives received
- any initial direct costs, and
- restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in the statement of profit and loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

The right-of-use assets are initially recognised on the balance sheet at cost, which is calculated as the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred by the Company.

h) Inventories

Inventories are valued at the lower of cost and net realisable value.

Inventories consist of raw materials, stores and spares, work-in-progress and finished goods and are measured at the lower of cost and net realisable value.

The cost of all categories of inventories is based on the weighted average method.

Cost includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

i) Impairment

Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at 31 March.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

The goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised in the statement of profit and loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Goodwill that forms part of the carrying amount of an investment in joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in joint venture is tested for impairment as a single asset when there is objective evidence that the investment in joint venture may be impaired.

j) **Employee benefits**

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Defined contribution plans

The Company's contributions to defined contribution plans are charged to the statement of profit and loss as and when the services are received from the employees.

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market interest rates on government bonds are used. The current service cost of the defined benefit plan, recognised in the statement of profit and loss in employee benefit expense, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognised immediately in the statement of profit and loss.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of profit and loss. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognized in OCI in the period in which they arise.

When the benefits under a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in the statement of profit and loss. The Company recognises gains or losses on the settlement of a defined benefit plan obligation when the settlement occurs.

Termination benefits

Termination benefits are recognised as an expense in the statement of profit and loss when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised as an expense in the statement of profit and loss if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Other long-term employee benefits

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re-measurements are recognised in the statement of profit and loss in the period in which they arise.

Compensated absences

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

k) **Share-based payments**

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognised as an employee benefit expense, in the statement of profit and loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and performance conditions at the vesting date. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognised in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount recognised as an expense is adjusted to reflect the actual number of stock options that vest.

Cash settled share-based payment transactions

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the statement of profit and loss.

l) **Provisions**

A provision is recognised in the statement of profit and loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Restructuring

A provision for restructuring is recognised in the statement of profit and loss when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided.

Onerous contracts

A provision for onerous contracts is recognised in the statement of profit and loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Reimbursement rights

Expected reimbursements for expenditures required to settle a provision are recognised in the statement of profit and loss only when receipt of such reimbursements is virtually certain. Such reimbursements are recognised as a separate asset in the balance sheet, with a corresponding credit to the specific expense for which the provision has been made.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

m) **Revenue**

The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Sale of goods

Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer. At that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates.

Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

Presented below are the points of recognition of revenue with respect to the Company's sale of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Upon delivery of products to distributors by clearing and forwarding agents of the Company. Control over the generic products is transferred by the Company when the goods are delivered to distributors from clearing and forwarding agents.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers (generally formulation manufacturers), from the factories of the Company.
Export sales and other sales outside of India	Upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognised once all such activities are completed.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more components, the Company accounts for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognised as revenues either on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Provision for chargeback, rebates and discounts

Provisions for chargeback, rebates, discounts and Medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provisions for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesalers/other customers.

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and are accrued when the prices of certain products decline as a result of increased competition or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

Refund Liability

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

Services

Revenue from services rendered, which primarily relate to contract research, is recognised in the statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fees

License fees primarily consist of income from the out-licensing of intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

n) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in selling and other expenses.

o) Other income and finance cost

Other income consists of interest income on funds invested, dividend income and gains on the disposal of assets. Interest income is recognised in the statement of profit and loss as it accrues, using the effective interest method. Dividend income is recognised in the statement of profit and loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows. Finance cost consist of interest expense on loans and borrowings.

Borrowing costs are recognised in the statement of profit and loss using the effective interest method. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis within other income and / or selling and other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

p) **Income tax**

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the statement of profit and loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit;
- temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

- When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Dividend distribution tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Current and deferred tax is recognised in statement of profit and loss, except to the extent that it relates to items recognised in OCI or directly in equity. In this case, the tax is also recognised in OCI or directly in equity, respectively.

Accruals for uncertain tax positions require management to make judgements of potential exposures. Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

q) **Earnings per share**

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes all stock options granted to employees.

r) **Government grants and incentives**

The Company recognises government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset. Grants related to income are deducted in reporting the related expense in the statement of profit and loss.

Export entitlements from government authorities are recognised in the statement of profit and loss as a reduction from "Cost of materials consumed" when the right to receive credit as per the terms of the scheme is established in respect of the exports made by the Company, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

s) **Treasury shares**

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in statement of profit and loss on the purchase, sale, issue or cancellation of the Company's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in the securities premium.

t) **Rounding of amounts**

All amounts in Indian Rupees disclosed in the financial statements and notes have been rounded off to the nearest million unless otherwise stated.

1.4 Determination of fair values

The Company's accounting policies and disclosures require the determination of fair value, for certain financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the Management, based on market knowledge, reputation, independence and whether professional standards are maintained

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

a) Property, plant and equipment

Property, plant and equipment, if acquired in a business combination or through an exchange of non-monetary assets, is measured at fair value on the acquisition date. For this purpose, fair value is based on appraised market values and replacement cost.

b) Intangible assets

The fair value of brands, technology related intangibles, and patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of these brands, technology related intangibles, patents or trademarks being owned (the "relief of royalty method"). The fair value of customer related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method. Under this method, value is estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment in the contributory assets necessary to realise those benefits.

c) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

d) Investments in equity and debt securities and units of mutual funds

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors. Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

e) Derivatives

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

f) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

g) Share-based payment transactions

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historical volatility), expected life of the instrument (based on historical experience), expected dividends, and the risk free interest rate (based on government bonds).

h) Contingent consideration

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 103, "Fair Value Measurement" refers to as Level 3 inputs.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment

Particulars	Land	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at 1 April 2020	1,674	19,368	63,530	4,587	458	89,617
Assets acquired through business combinations[1]	84	113	165	11	-	373
Additions	13	418	3,762	252	185	4,630
Disposals[2]	-	(9)	(1,143)	(132)	(127)	(1,411)
Balance as at 31 March 2021	**1,771**	**19,890**	**66,314**	**4,718**	**516**	**93,209**
Balance as at 1 April 2021	1,771	19,890	66,314	4,718	516	93,209
Additions	-	862	9,163	563	208	10,796
Disposals	-	(43)	(1,036)	(75)	(144)	(1,298)
Balance as at 31 March 2022	**1,771**	**20,709**	**74,441**	**5,206**	**580**	**102,707**
Accumulated Depreciation						
Balance as at 1 April 2020	-	5,657	42,308	3,740	214	51,919
Depreciation for the year	-	901	5,214	430	143	6,688
Disposals[2]	-	(1)	(990)	(117)	(82)	(1,190)
Balance as at 31 March 2021	**-**	**6,557**	**46,532**	**4,053**	**275**	**57,417**
Balance as at 1 April 2021	-	6,557	46,532	4,053	275	57,417
Depreciation for the year	-	886	4,755	425	148	6,214
Disposals	-	(22)	(954)	(75)	(113)	(1,164)
Balance as at 31 March 2022	**-**	**7,421**	**50,333**	**4,403**	**310**	**62,467**
Net carrying value						
As at 31 March 2021	1,771	13,333	19,782	665	241	35,792
As at 31 March 2022	**1,771**	**13,288**	**24,108**	**803**	**270**	**40,240**

[1] Refer note 2.39 of these financial statements for further details

[2] During the year ended 31 March 2021, the Company sold contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company. This sale was done by way of slump sale (as defined under section 2(42C) of Indian Income Tax Act,1961) including all related property, plant and equipment, current assets, current liabilities, and transfer of employees.

Leases:

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment:

Particulars	Buildings	Plant and equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value					
Balance as at 1 April 2020	131	3	45	312	491
Additions	22	-	7	177	206
Disposals	-	-	(1)	(125)	(126)
Balance as at 31 March 2021	**153**	**3**	**51**	**364**	**571**
Balance as at 1 April 2021	153	3	51	364	571
Additions	27	-	16	188	231
Disposals	(43)	-	-	(130)	(173)
Balance as at 31 March 2022	**137**	**3**	**67**	**422**	**629**
Accumulated depreciation					
Balance as at 1 April 2020	37	1	13	108	159
Depreciation for the year	42	-	12	126	180
Disposals	2	-	(1)	(79)	(78)
Balance as at 31 March 2021	**81**	**1**	**24**	**155**	**261**
Balance as at 1 April 2021	81	1	24	155	261
Depreciation for the year	29	1	12	132	174
Disposals	(22)	-	-	(100)	(122)
Balance as at 31 March 2022	**88**	**2**	**36**	**187**	**313**
Net carrying value					
As at 31 March 2021	72	2	27	209	310
As at 31 March 2022	**49**	**1**	**31**	**235**	**316**

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

The following are the amounts recognised in the statement of profit and loss:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Depreciation expense of right-of-use assets	174	180
Interest expense on lease liabilities	69	62
	243	**242**

The Company had total cash outflows for leases of ₹ 373 during the year ended 31 March 2022. The maturity analysis of lease liabilities are disclosed in note 2.10 B of these financial statements.

Capital commitments

As of 31 March 2022 and 31 March 2021, the Company was committed to spend ₹ 7,695 and ₹ 9,560, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended 31 March 2022 and 31 March 2021, the Company capitalised interest cost of ₹ 268 and ₹ 149, respectively, with respect to qualifying assets. The rate for capitalisation of interest cost for the years ended 31 March 2022 and 31 March 2021 was approximately 4.65% and 4.25% respectively.

Depreciation for the year includes an amount of ₹ 635 (31 March 2021: ₹ 595) pertaining to assets used for research and development. During the year, the Company incurred ₹ 713 (31 March 2021: ₹ 522) towards capital expenditure for research and development. (Refer note 2.41)

2.2 Capital work-in-progress

Particulars	As at 31 March 2022	As at 31 March 2021
Capital work-in-progress	11,864	8,771

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	5,858	4,517	731	7	11,113
Projects temporarily suspended	17	46	230	458	751
Balance as at March 2022	**5,875**	**4,563**	**961**	**465**	**11,864**
Projects in progress	4,933	2,546	781	275	8,535
Projects temporarily suspended	-	18	62	156	236
Balance as at March 2021	**4,933**	**2,564**	**843**	**431**	**8,771**

For CWIP, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed it given below:-

	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
Viral vaccine facility	530	-	-	-	530
Balance as at March 2022	**530**	**-**	**-**	**-**	**530**
Projects in progress					
FTO-11 oncology facility	-	450	-	-	450
FTO-11 line extension	-	316	-	-	316
Balance as at March 2021	**-**	**766**	**-**	**-**	**766**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

Particulars	As at 31 March 2022	As at 31 March 2021
Gross carrying value		
Opening balance	853	323
Goodwill arising on Business combination	-	530
Disposals	-	-
Closing balance	**853**	**853**
Impairment loss		
Opening balance	-	-
Impairment loss	-	-
Disposals	-	-
Closing balance	-	-
Net carrying value	**853**	**853**

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

The carrying amount of goodwill was allocated to the cash generating units as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Global Generics-Branded Formulations	853	853

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value-in-use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a) Estimated cash flows for five years, based on management's projections.

b) A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c) The after tax discount rates used are based on the Company's weighted average cost of capital.

d) The after tax discount rates used range from 11.7% to 14% for various cash generating units. The pre-tax discount rates range from 12.72% to 17.92%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets

Particulars	Product related intangibles	Others	Total
Gross carrying value			
Balance as at 1 April 2020	10,606	1,613	12,219
Additions	2,110	273	2,383
Assets acquired through business combinations[1]	14,888	-	14,888
Disposals/ De- recognitions	(53)	(49)	(102)
Balance as at 31 March 2021	**27,551**	**1,837**	**29,388**
Balance as at 1 April 2021	27,551	1,837	29,388
Additions	224	319	543
Balance as at 31 March 2022	**27,775**	**2,156**	**29,931**
Amortisation/impairment loss			
Balance as at 1 April 2020	4,853	1,048	5,901
Amortisation for the year	1,418	244	1,662
Disposals/ De- recognitions	(53)	(30)	(83)
Impairment loss [2]	110	-	110
Balance as at 31 March 2021	**6,328**	**1,262**	**7,590**
Balance as at 1 April 2021	6,328	1,262	7,590
Amortisation for the year	1,692	237	1,929
Balance as at 31 March 2022	**8,020**	**1,499**	**9,519**
Net carrying value			
As at 31 March 2021	21,223	575	21,798
As at 31 March 2022	**19,755**	**657**	**20,412**

[1] *Refer note 2.39 of this financial statements for further details.*
[2] *Refer note 2.5 for impairment losses recorded for the year ended 31 March 2021.*

Amortisation for the year includes an amount of ₹ 18 (31 March 2021: ₹ 17) pertaining to assets used for research and development. During the year, the Company incurred ₹ 17 (31 March 2021: ₹ 40) towards capital expenditure for research and development. (Refer note 2.41)

Details of significant intangible assets as at 31 March 2022:

Particulars	Acquired from	Carrying Cost
Select portfolio of branded generics business	Wockhardt	13,440
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	4,064
Select Anti-allergy brands	Glenmark	1,386

2.5 Intangible assets under development

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Opening balance	237	277
Less: Impairments during the year[1]	(98)	(40)
Closing balance	139	**237**

[1] *Impairment losses recorded:*

During the year ended 31 March 2022, the Company recorded a impairment loss of ₹ 98 on account of decreased market potential of Cyanocobalamin, forming part of the Company's Global Generics segment, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections.

As a result of the Company's decision to discontinue a few products pertaining to its Global Generics segment, ₹ 150 was recorded as total impairment charge in the statement of Profit and loss for the year ended 31 March 2021 of which ₹ 43 was pertaining to Doxercalciferol inj, ₹ 40 pertaining to Enalaprilat and the balance of ` 67 was attributable to other product related intangibles.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5 Intangible assets under development (continued)

Intangible assets under development Ageing schedule

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	-	-	-	139	139
Balance as at 31 March 2022	-	-	-	139	139
Projects in progress	-	-	237	-	237
Balance as at 31 March 2021	-	-	237	-	237

2.6 Financial assets

2.6 A. Investments

Investments consist of investments in units of equity securities, mutual funds, preference shares, limited liability partnership firm, bonds, commercial paper and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months).

Particulars	As at 31 March 2022	As at 31 March 2021
Investments at FVTOCI		
Quoted equity shares ***(fully paid-up)***		
25,000 (31 March 2021: 25,000) equity shares of ₹ 1/- each of State Bank of India, India	12	9
Total investments at FVTOCI (A)	12	9
Investments carried at cost		
Unquoted equity shares ***(fully paid-up)***		
I. In subsidiary companies		
105,640,410 (31 March 2021: 105,640,410) equity shares of CHF 1 each of Dr. Reddy's Laboratories SA, Switzerland	13,515	13,515
2,499,726 (31 March 2021: 2,499,726) equity shares of ₹ 10/- each of Idea2Enterprises (India) Private Limited, India	1,536	1,537
90,544,104 (31 March 2021: 90,544,104) equity shares of ₹ 10/- each of Aurigene Discovery Technologies Limited, India	974	974
36,249,230 (31 March 2021: 36,249,230) shares of Real $ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	825	825
140,526,270 (31 March 2021: 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	709	709
58,932,070 (31 March 2021: 58,932,070) equity shares of ₹ 10/- each of Dr. Reddy's Bio-sciences Limited, India	515	515
123,000 (31 March 2021: 123,000) equity shares of ₹ 100/- each of Imperial Credit Private Limited, India	31	31
5,000,000 (31 March 2021: 50,000) equity shares of ₹ 10/- each of Svaas Wellness Limited, India (Formerly Regkinetics Services Limited, India)	50	1
134,513 (31 March 2021: 134,513) equity shares of ₹ 10/- each of Cheminor Investments Limited, India	1	1
34 (31 March 2021: Nil) equity shares of US $ 10/- each of Dr. Reddy's Laboratories Inc.	1	-
50,000 (31 March 2021: Nil) equity shares of ₹ 10/- each of Dr. Reddy's Formulations Limited	1	-
	18,158	18,108
Less: Impairment		
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	(622)	(622)
Imperial Credit Private Limited, India	(5)	-
Less: Asset held for sale (net of impairment)		
Imperial Credit Private Limited, India	(26)	-
Total unquoted investments in equity shares of subsidiary companies (I)	17,505	17,486

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 A. Investments (continued)

Particulars	As at 31 March 2022	As at 31 March 2021
II. In joint ventures		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China[1]	429	429
8,580,000 (31 March 2021: 8,580,000) equity shares of ₹ 10/- each of DRES Energy Private Limited, India	86	86
Total unquoted investments in equity shares of joint ventures (II)	515	515
Total investments carried at cost (I+II)(B)	18,020	18,001

[1] Shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China are not denominated in number of shares as per the laws of the country.

Particulars	As at 31 March 2022	As at 31 March 2021
Investments at FVTPL		
I. Investment in unquoted equity shares		
8,859 (31 March 2021: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
Ordinary shares of Biomed Russia Limited, Russia[1] [2]	-	-
200,000 (31 March 2021: 200,000) equity shares of ₹ 10/- each of Altek Engineering Limited, India[2]	-	-
24,000 (31 March 2021: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India[2]	-	-
20,250 (31 March 2021: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India[2]	-	-
Total unquoted trade investments in equity shares of other companies (I)	**1**	**1**

[1] Shares held in Biomed Russia Limited are not denominated in number of shares as per the laws of the country.
[2] Rounded off to millions in the note above.

Particulars	As at 31 March 2022	As at 31 March 2021
II. Investment in partnership firms		
Investment in ABCD Technologies LLP	386	400
Total investment and partnership firms (II)	386	400
III. Investment in unquoted mutual funds	15,702	12,048
IV. Investment in quoted equity shares		-
545,131 (31 March 2021: Nil) equity shares of Journey Medical Corporation	200	-
Total investments at FVTPL (I + II + III + IV) (C)	16,289	12,449
Investments carried at amortised cost		
I. Investments in Nil (31 March 2021: 2,000,000) preference shares of CHF 100 each of Dr. Reddy's Laboratories SA, Switzerland	-	15,511
II. Investment in 20,000,000 (31 March 2021: Nil) preference shares shares of ₹ 10/- each of Svass Wellness Limited, India (Formerly Regkinetics Services Limited, India)	200	-
III. Investments in bonds	2,505	522
IV. Investments in commercial paper	973	-
V. Investment in Non-convertible debentures of Dr. Reddy's Laboratories Inc	11,368	-
Total investments carried at amortised cost (D)	15,046	16,033
Total investments (A+B+C+D)	49,367	46,492
Current	19,124	12,570
Non-current	30,243	33,922
	49,367	46,492
Aggregate book value of quoted investments	212	9
Aggregate market value of quoted investments	212	9
Aggregate value of unquoted investments	49,777	47,105
Aggregate amount of impairment in the value of investments in the unquoted equity shares	622	622

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 B. Trade receivables

Particulars	As at 31 March 2022	As at 31 March 2021
Trade receivables from other parties	14,399	13,594
Receivables from subsidiaries and joint ventures(Refer note 2.24)	35,109	27,324
	49,508	**40,918**
Details of security		
Considered good, unsecured	49,651	41,069
Credit impaired	279	289
	49,930	**41,358**
Less: Allowance for credit losses	(422)	(440)
	49,508	**40,918**
Current	49,454	40,800
Non-current [1]	54	118
	49,508	**40,918**

[1] *Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realised within twelve months from the end of the reporting date, they are disclosed as non-current.*

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended 31 March 2022 and 31 March 2021 are as follows:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Balance at the beginning of the year	440	446
Provision made during the year, net of reversals	31	64
Trade receivables written off during the year	(49)	(70)
Effect of changes in the foreign exchange rates	-	-
Balance at the end of the year	**422**	**440**

Trade Receivables Ageing Schedule

Particulars	Outstanding for following periods from due date of payment						Total
	Not due	Less than 6 months	6 months -1 year	1-2 Years	2-3 years	More than 3 years	
(i) Undisputed Trade receivables - considered good	37,183	12,038	430	-	-	-	49,651
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	83	24	67	174
(iii) Disputed Trade Receivables - credit impaired	-	-	-	58	3	44	105
							49,930
Less: Allowance for credit losses							(422)
Balance as at 31 March 2022							**49,508**
(i) Undisputed Trade receivables - considered good	30,625	10,444	-	-	-	-	41,069
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	66	45	119	230
(iii) Disputed Trade Receivables - credit impaired	-	-		1	-	58	59
							41,358
Less: Allowance for credit losses							(440)
Balance as at 31 March 2021							**40,918**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 C. Loans

Particulars	As at 31 March 2022	As at 31 March 2021
Considered good, unsecured		
Loans and advances to wholly owned subsidiaries[1]	12	12
Others	-	-
	12	12
Less: Allowance for doubtful loans and advances	-	-
	12	12

[1] *Loans and advances to wholly owned subsidiaries comprise:*

Particulars	Balance as at		Maximum amount outstanding at any time during the year ended	
	31 March 2022	31 March 2021	31 March 2022	31 March 2021
Wholly owned subsidiaries				
DRL Impex Limited, India	11	11	11	11
Dr. Reddy's Bio-sciences Limited, India [2]	1	1	1	1
Cheminor Investments Limited, India [2]	-	-	-	-
Reddy Antilles N.V., Netherlands [2]	-	-	-	-
	12	12		

[2] *Rounded off to millions.*

Loans and advances to wholly owned subsidiaries are given for the purpose of working capital and other business requirements, settlement of which is neither planned nor likely to occur in the next twelve months. Loans given to DRL Impex Limited, India and Cheminor Investments Limited, India are interest free.

2.6 D. Other financial assets

Particulars	As at 31 March 2022	As at 31 March 2021
I. Non-current assets		
Considered good, unsecured		
Security deposits	514	492
Term deposits with banks (remaining maturity more than 12 months)	2,000	-
	2,514	492
II. Current assets		
Considered good, unsecured		
Claims receivable	101	167
Interest accrued but not due on investments	209	114
Receivables from subsidiary companies including step down subsidiaries: (refer note 2.24)		
Dr. Reddy's Bio-sciences Limited, India	55	55
Aurigene Pharmaceutical Services Limited	42	48
Svaas Wellness Limited, India (Formerly Regkinetics Services Limited, India)	22	-
Aurigene Discovery Technologies Limited, India	1	4
Others	6	8
Other assets	129	133
	565	529
Less: Allowance for doubtful advances	-	-
	565	529

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.6 E. Cash and cash equivalents

Particulars	As at 31 March 2022	As at 31 March 2021
Balances with banks		
In current accounts	9,272	4,094
In EEFC accounts	2,039	8,689
In term deposits with banks (original maturities less than 3 months)	88	54
Cash on hand	-	-
Other balances		
In unclaimed dividend accounts	86	86
In unclaimed debentures and debenture interest account	-	20
LC and Bank guarantee margin money	70	80
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 2.39 for details)	40	40
Cash and cash equivalents in the balance sheet	**11,595**	**13,063**
Less: Bank overdraft used for cash management purposes	-	(9)
Cash and cash equivalents in the statement of cash flow (including restricted cash)	**11,595**	**13,054**
Restricted cash balances included above		
Balance in unclaimed dividend and debenture interest account	86	106
Other restricted cash balances	110	120

2.6 F. Other bank balances

Particulars	As at 31 March 2022	As at 31 March 2021
Term deposits with banks (original maturities more than 3 months but less than 12 months)	8,710	3,402
	8,710	3,402

2.7 Other assets

Particulars	As at 31 March 2022	As at 31 March 2021
A. Non-current assets		
Considered good, unsecured		
Capital advances	403	159
Dues from joint ventures and other related parties	77	1
	480	**160**
B. Current assets		
Considered good, unsecured		
Balances and receivables from statutory authorities [1]	7,172	5,909
Export benefits receivable[2]	1,016	2,070
Advances to material suppliers	521	582
Prepaid expenses	706	738
Dues from joint ventures and other related parties	1	17
Others	565	650
Considered doubtful, unsecured		
Other advances	84	107
	10,065	10,073
Less: Allowance for doubtful advances	(84)	(107)
	9,981	9,966

[1] *Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, value added tax and from customs authorities of India.*

[2] *Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.*

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.8 Inventories

Particulars	As at 31 March 2022	As at 31 March 2021
Raw materials (includes in transit ₹ 109 ; 31 March 2021: ₹ 53)	11,105	10,166
Work-in-progress	11,100	8,886
Finished goods	5,177	4,621
Stock-in-trade	2,631	1,505
Packing materials, stores and spares	3,465	3,019
	33,478	28,197

During the year ended 31 March 2022, the Company recorded inventory write-down of ₹ 2,620 (31 March 2021: ₹ 1,242) in the statement of profit and loss.

2.9 Share capital

Particulars	As at 31 March 2022	As at 31 March 2021
Authorised share capital		
240,000,000 equity shares of ₹ 5/- each (31 March 2021: 240,000,000)	1,200	1,200
Issued equity capital		
166,426,049 equity shares of ₹ 5/- each fully paid-up (31 March 2021: 166,301,431)	832	832
Subscribed and fully paid-up		
166,425,849 equity shares of ₹ 5/- each fully paid-up (31 March 2021: 166,301,231)	832	832
Add: Forfeited share capital (e)*	-	-
	832	832

(a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended 31 March 2022		For the year ended 31 March 2021	
	No. of shares	Amount	No. of shares	Amount
Opening number of equity shares/share capital	166,301,231	832	166,172,082	831
Add: Equity shares issued pursuant to employee stock option plan[1]	124,618	-*	129,149	1
Closing number of equity shares/share capital	**166,425,849**	**832**	**166,301,231**	**832**
Treasury shares[2]	468,471	1,601	575,201	1,967

* *Rounded off to millions.*

[1] *During the years ended 31 March 2022 and 31 March 2021, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Plan, 2002 and Dr. Reddy's Employees Stock Option Plan, 2007. The options exercised had an exercise price of ₹ 5, ₹ 2,607, ₹ 2,814 or ₹ 3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share-based payment reserve" was transferred to"securities premium" in the Statement of Changes in Equity.*

[2] *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended 31 March 2022 and 31 March 2021, an aggregate of 106,730 and 85,250 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹ 2,607, ₹ 2,814 or ₹ 3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium". As of 31 March 2022 and 31 March 2021, the ESOS Trust had outstanding 468,471 and 575,201 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹ 1,601 and ₹ 1,967, respectively. Refer note 2.25 of these financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 5 per share. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held. Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India. In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.9 Share capital (continued)

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. The details of dividends paid by the Company are as follows:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Dividend per share (in absolute ₹)	25	25
Dividend paid during the year	4,146	4,147

At the Company's Board of Directors' meeting held on 19 May 2022, the Board proposed a dividend of ₹ 30 per share and aggregating to ₹ 4,993, which is subject to the approval of the Company's shareholders.

(c) **Details of shareholders holding more than 5% shares in the Company**

Particulars	As at 31 March 2022		As at 31 March 2021	
	No. of shares held	% holding in the class	No. of shares held	% holding in the class
Dr. Reddy's Holdings Limited (refer note 2.38)	41,325,300	24.83	41,325,300	24.85
Life Insurance Corporation of India and their associates	8,769,499	5.27	1,110,352	0.67

(d) 207,175 (31 March 2021: 217,253) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 413,229 (31 March 2021: 412,339) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 251,035 (31 March 2021: 385,930) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2018 ". (Refer note 2.25)

(e) Represents 200 equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

(f) **Details of shares held by promoters**

Promoter Name	As at 31 March 2022		As at 31 March 2021		
	No. of shares at the end of the year	% of Total Shares	No. of shares at the end of the year	% of Total Shares	% change during the year
Dr. Reddy's Holdings Limited	41,325,300	24.83%	41,325,300	24.85%	-
Gunupati Venkateswara Prasad (HUF)	1,117,940	0.67%	1,117,940	0.67%	-
Samrajyam Reddy Kallam	1,115,360	0.67%	1,115,360	0.67%	-
Satish Reddy Kallam	898,432	0.54%	898,432	0.54%	-
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	-
Anuradha Gunupati	1,496	0.00%	1,496	0.00%	-

The percentage shareholding above has been computed considering the outstanding number of shares of 166,425,849 and 166,301,231 as at 31 March 2022 and 31 March 2021, respectively.

2.10 Financial liabilities

2.10 A. Current borrowings

Particulars	As at 31 March 2022	As at 31 March 2021
From Banks		
Unsecured		
Pre-shipment credit (a)	18,211	10,300
Bank overdraft	-	9
Others	3,500	1,500
	21,711	11,809

(a) Packing credit loans for the year ended 31 March 2022, comprised of INR denominated loans carrying rates of 3-months Treasury Bill plus 25 bps, 3-months Treasury Bill minus 5 bps and 3-months Treasury Bill and are repayable within 12 months from the date of drawdown. Packing credit loans for the year ended 31 March 2021, comprised of INR denominated loans carrying rates of 3-months Treasury Bill plus 30 bps and fixed rate of 5.75% and are repayable within 12 months from the date of drawdown.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 A. Current borrowings (continued)

(b) The Company had uncommitted lines of credit of ₹ 25,489 and ₹ 18,361 as of 31 March 2022 and 31 March 2021, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

(c) Reconciliation of liabilities arising from financing activities

Particulars	For the year ended 31 March 2022
	Current borrowings[1]
Opening balance at the beginning of the year	11,800
Borrowings during the year	40,580
Borrowings repaid during the year	(30,897)
Effect of changes in foreign exchange rates	228
Closing balance at the end of the year	**21,711**

Particulars	For the year ended 31 March 2021		Total
	Non-current borrowings[2]	Current borrowings[1]	
Opening balance at the beginning of the year	3,783	10,435	14,218
Borrowings (repaid)/made during the year	-	19,083	19,083
Borrowings repaid during the year	(3,743)	(17,556)	(21,299)
Effect of changes in foreign exchange rates	(40)	(162)	(202)
Closing balance at the end of the year	**-**	**11,800**	**11,800**

[1] *Does not include movement in bank overdraft*

[2] *Includes current portion also*

2.10 B. Lease liabilities

Particulars	As at 31 March 2022	As at 31 March 2021
Secured		
Non-current		
Long-term maturities of lease obligation	197	177
	197	**177**
Current		
Current maturities of lease obligation	146	159
	146	**159**

(a) The aggregate maturities of long-term leases, based on contractual maturities, as of 31 March 2022 were as follows:

Particulars	Obligations under leases
Maturing in the year ending 31 March	
2023	146
2024	117
2025	56
2026	18
2027	6
Thereafter	-
	343

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 B. Lease liabilities (continued)

The aggregate maturities of long-term leases, based on contractual maturities, as of 31 March 2021 were as follows:

Particulars	Obligations under leases
Maturing in the year ending 31 March	
2022	159
2023	106
2024	57
2025	13
2026	1
Thereafter	-
	336

(b) Reconciliation of liabilities arising from financing activities:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Opening balance at the beginning of the year	336	350
Recognition of right-of-use liability during the year	179	24
Payment of principal portion of lease liabilities	(172)	(38)
Closing balance at the end of the year	343	336

2.10 C. Trade payables

Particulars	As at 31 March 2022	As at 31 March 2021
Trade payables to third parties		
Due to micro, small and medium enterprises[(1)]	120	152
Other parties	15,541	12,559
Trade payables to subsidiaries including step down subsidiaries (Refer note 2.24)	1,001	653
	16,662	13,364

[(1)] *(a) The principal amount remaining unpaid as at 31 March 2022 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMED) is ₹ 120 (31 March 2021: ₹ 152). The interest amount computed based on the provisions under Section 16 of the MSMED is ₹ 0.00 (31 March 2021: ₹ 0.00) is remaining unpaid as of 31 March 2022. The interest amount of ` 0.00 that remained unpaid as at 31 March 2021 was paid fully during the current year.*

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (31 March 2021: ₹ Nil).

(c) The list of undertakings covered under MSMED was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

For details regarding the Company's exposure to currency and liquidity risks, see note 2.29 of the financial statements under "Liquidity risk".

Trade Payables ageing schedule:

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) MSME	120	-	-	-	120
(ii) Others	16,103	317	68	54	16,542
(iii) Disputed dues - MSME	-	-	-	-	-
(iv) Disputed dues - Others	-	-	-	-	-
Balance as at March 2022					16,662
(i) MSME	152	-	-	-	152
(ii) Others	12,888	126	152	46	13,212
(iii) Disputed dues - MSME	-	-	-	-	-
(iv) Disputed dues - Others	-	-	-	-	-
Balance as at March 2021					13,364

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 D. Other financial liabilities

Particulars	As at 31 March 2022	As at 31 March 2021
Accrued expenses	6,760	6,705
Payable to subsidiary companies including step down subsidiaries (Refer note 2.24)	2,459	3,049
Capital creditors	2,615	2,019
Unclaimed dividends, debentures and debenture interest[1]	86	106
Trade and security deposits received	54	59
Interest accrued but not due on loans	4	-
Others	175	72
	12,153	**12,010**

[1] *Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.*

2.11 Provisions

Particulars	As at 31 March 2022	As at 31 March 2021
A. Non-current provisions		
Provision for employee benefits (Refer note 2.26)		
Compensated absences	47	195
Long service award benefit plan	57	56
	104	**251**
B. Current provisions		
Provision for employee benefits (Refer note 2.26)		
Compensated absences	685	595
Gratuity	544	631
Long service award benefit plan	15	16
Other provisions [a]		
Refund liability	1,303	1,134
Others	675	611
	3,222	**2,987**

[a] *Details of changes in other provisions during the year ended 31 March 2022 are as follows:*

Particulars	Refund liability[1]	Others[2]
Balance as at beginning of the year	1,134	611
Provision made during the year, net of reversals	2,097	64
Provision used during the year	(1,928)	-
Balance as at end of the year	**1,303**	**675**

[1] *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. See note 1.3(m) of these financial statements for the Company's accounting policy on refund liability.*

[2] *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer note 2.30 of these financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority - Litigation relating to Cardiovascular and Anti-diabetic formulations" for further details.*

2.12 Other liabilities

Particulars	As at 31 March 2022	As at 31 March 2021
A. Non-current liabilities		
Deferred revenue	842	428
	842	**428**
B. Current liabilities		
Salary and bonus payable	2,281	2,022
Due to statutory authorities	2,863	2,514
Advance from customers	588	296
Deferred revenue	353	136
	6,085	**4,968**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Sales	138,864	132,094
Service income	221	199
License fees[1]	4,068	521
	143,153	132,814

[1] *During the year ended 31 March 2022, the Company entered into the following agreements:*

a) *An agreement with Alium JSC for the sale of the Company's territorial rights relating to two of its anti-bacterial brands (Ciprolet® and Levolet®) in Russia and certain countries of the former Soviet Union. The consideration for the arrangement is ₹ 1,971 and the Company recognised revenue of ₹ 1,774 for the performance obligations relating to the milestones met. This transaction pertains to the Company's Global Generics segment.*

b) *An agreement with Mankind Pharma Limited towards the sale of two of the Company's brands (Daffy bar and Combihale) in India for which the Company recognised revenue of ₹ 390. This transaction pertains to the Company's Global Generics segment.*

Revenues by segments:

The following table shows the analysis of revenues (excluding other operating income) by segments:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Global Generics	116,550	106,156
Pharmaceutical Services and Active Ingredients	25,013	26,188
Proprietary Products	1,590	470
	143,153	132,814

Refund liabilities:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Balance at the beginning of the year	1,134	914
Provision made during the year, net of reversals	2,097	248
Provision used during the year	(1,928)	(28)
Balance at the end of the year	**1,303**	**1,134**
Current	1,303	1,134
Non-current	-	-
	1,303	1,134

Contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (l) of these financial statements, the Company recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on 31 March 2022 and 31 March 2021, the Company had ₹ 43 and ₹ 37, respectively as contract assets representing the right to returned goods.

Deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended 31 March 2022 and 31 March 2021:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Balance at the beginning of the year	564	413
Revenue recognised during the year	(458)	(217)
Milestone payment received during the year	1,089	368
Balance at the end of the year	**1,195**	**564**
Current	353	136
Non-current	842	428
	1,195	564

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.13 Revenue from contracts with customers and trade receivables (continued)

Contract liabilities :

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Advance from customers	588	296
	588	296

2.14 Other operating income

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Sale of spent chemicals	348	270
Scrap sales	170	115
Miscellaneous income	381	292
	899	677

2.15 Other income

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Interest income		
On fixed deposits	289	245
On investment in non-convertible debentures of subsidiary[1]	91	-
On investment in preference shares of subsidiary[2]	712	516
Others	577	462
Profit on disposal of property, plant and equipment and other intangibles, net[3]	-	4,711
Foreign exchange gain, net	2,209	1,237
Fair value gain on financial instruments measured at fair value through profit or loss	233	510
Miscellaneous income, net	709	330
	4,820	8,011

[1] *Includes ₹ 91 (31 March 2021: ₹ Nil) of interest on Non-Convertible Debentures from Dr. Reddy's Laboratories Inc.*

[2] *Includes ₹ 712 (31 March 2021: ₹ 516) of preference dividend from Dr. Reddy's Laboratories S.A.*

[3] *Profit on disposal of property, plant and equipment and other intangibles includes an amount of ₹ 4,772 representing the profit on sale of business unit during the year ended 31 March 2021. The Company sold contract development and manufacturing organisation ("CDMO") division of the Custom Pharmaceutical Services ("CPS") business of the Company. This sale was done by way of slump sale (as defined under section 2(42C) of Indian Income Tax Act,1961) including all related property, plant and equipment, current assets, current liabilities, and transfer of employees.*

2.16 Changes in inventories of finished goods, work-in-progress and stock-in-trade

Particulars	For the year ended 31 March 2022		For the year ended 31 March 2021	
Opening				
Work-in-progress	8,886		5,960	
Finished goods	4,621		3,477	
Stock-in-trade	1,505	15,012	1,619	11,056
Closing				
Work-in-progress	11,100		8,886	
Finished goods	5,177		4,621	
Stock-in-trade	2,631	18,908	1,505	15,012
		(3,896)		(3,956)

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.17 Employee benefits expense

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Salaries, wages and bonus	20,026	18,876
Contribution to provident and other funds	1,466	1,295
Staff welfare expenses	2,235	1,917
Share-based payment expenses	619	613
	24,346	22,701

2.18 Depreciation and amortisation expense

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Depreciation of property, plant and equipment	6,214	6,688
Amortisation of intangible assets	1,929	1,662
	8,143	8,350

2.19 Finance costs

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Interest on long-term borrowings	-	2
Interest on lease liabilities	69	62
Interest on other borrowings	311	403
Finance costs	380	467

2.20 Selling and other expenses

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Consumption of stores, spares and other materials	5,321	5,275
Clinical trial expenses	2,244	1,605
Other research and development expenses	3,598	3,612
Advertisements	826	370
Commission on sales	253	181
Carriage outward	4,287	4,696
Other selling expenses	11,484	8,744
Legal and professional	4,364	3,587
Power and fuel	3,268	2,913
Repairs and maintenance		
Buildings	166	163
Plant and equipment	728	760
Others	1,930	1,727
Insurance	676	456
Travel and conveyance	505	491
Rent	115	87
Rates and taxes	485	418
Corporate Social Responsibility and donations[1]	480	479
Allowance for credit losses, net (Refer note 2.6 B)	31	64
Allowance for doubtful advances, net	34	5
Non-Executive Directors' remuneration	121	91
Auditors' remuneration (Refer note 2.22)	15	16
Loss on sale/disposal of property , plant and equipment and other intangibles, net	78	-
Other general expenses	2,199	2,302
	43,208	38,042

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.20 Selling and other expenses (continued)

[1] *Details of Corporate Social Responsibility expenditure in accordance with section 135 of the Companies Act, 2013:*

Particulars		For the year ended 31 March 2022	For the year ended 31 March 2021
i)	Amount required to be spent by the company during the year	468	341
ii)	Amount required to be set off for the financial year, if any	(20)	-
(iii)	Total CSR obligation for the financial year	**448**	**341**
iv)	Amount of expenditure incurred		
	(a) Construction/acquisition of any asset	-	-
	(b) On purposes other than (a) above	355	361
		355	361
v)	Shortfall at the end of the year ((iii)-(iv))*	93	-
vi)	Total of previous years shortfall	-	-
vii)	Reason for shortfall	Pertains to ongoing projects	NA
viii)	Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, COVID-19 relief and rural development projects	
ix)	Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard[1]	310	232
x)	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

[1] *Refer note 2.24 for Contributions towards social development*

* *Total amount unspent has been transferred to Unspent CSR Account on 28 April 2022*

2.21 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Employee benefits expense (included in note 2.17)	3,494	3,257
Other expenses (included in note 2.20)		
Clinical trial expenses	2,244	1,605
Materials and consumables	3,941	3,861
Power and fuel	254	207
Other research and development expenses	3,598	3,612
	13,531	**12,542**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.22 Auditors' remuneration

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Audit fees	14	14
Other charges – Certification fee	1	1
Reimbursement of out of pocket expenses	-*	1
	15	16

* *Rounded off to millions.*

2.23 Earnings per share (EPS)

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Earnings		
Profit attributable to equity shareholders of the Company	16,232	21,864
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)	165,726,030	165,776,132
Effect of treasury shares during the year	-	(56,014)
Effect of equity shares issued on exercise of stock options	156,667	124,222
Weighted average number of equity shares – Basic	**165,882,697**	**165,844,340**
Dilutive effect of stock options outstanding[1]	455,937	471,701
Weighted average number of equity shares – Diluted	**166,338,634**	**166,316,041**
Earnings per share of par value ₹ 5/- – Basic (₹)	97.85	131.84
Earnings per share of par value ₹ 5/- – Diluted (₹)	97.58	131.46

[1] *As at 31 March 2022 and 31 March 2021, 13,284 and 235,460 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.*

2.24 Related parties

a) List of all subsidiaries, joint ventures and other consolidating entities:

Subsidiaries including step down subsidiaries:	
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd, Malaysia
2	Aurigene Discovery Technologies Inc., USA (liquidated on 23 March 2022)
3	Aurigene Discovery Technologies Limited, India
4	Aurigene Pharmaceutical Services Limited, India
5	beta Institut gemeinnützige GmbH, Germany
6	betapharm Arzneimittel GmbH, Germany
7	Cheminor Investments Limited, India
8	Chirotech Technology Limited, UK (under liquidation)
9	Dr Reddy's Laboratories LLP, Kazakhstan
10	Dr. Reddy's (Thailand) Limited, Thailand
11	Dr. Reddy's (WUXI) Pharmaceutical Co. Ltd, China (under liquidation)
12	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited (from 19 August 2020)
13	Dr. Reddy's Bio-sciences Limited, India
14	Dr. Reddy's Formulations Limited, India (from 11 March 2021)
15	Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil
16	Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia
17	Dr. Reddy's Laboratories (EU) Limited, UK
18	Dr. Reddy's Laboratories (Proprietary) Limited, South Africa
19	Dr. Reddy's Laboratories (UK) Limited, UK
20	Dr. Reddy's Laboratories B.V., Netherlands (Formerly Eurobridge Consulting B.V.)
21	Dr. Reddy's Laboratories Canada, Inc., Canada

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24	Related parties (continued)	
22	Dr. Reddy's Laboratories Inc., USA	
23	Dr. Reddy's Laboratories LLC, Ukraine	
24	Dr. Reddy's Laboratories Malaysia Sdn. Bhd., Malaysia	
25	Dr. Reddy's Laboratories New York, LLC (transfer of ownership from DRL Swiss to DRL Inc. effective 29 October 2020 and conversion from Inc. to LLC effective 30 October 2020)	
26	Dr. Reddy's New Zealand Limited, New Zealand	
27	Dr. Reddy's Philippines Inc., Philippines	
28	Dr. Reddy's Research and Development B.V. (formerly Octoplus BV)	
29	Dr. Reddy's SRL, Italy	
30	Dr. Reddy's Laboratories Chile SPA., Chile	
31	Dr. Reddy's Laboratories Japan KK, Japan	
32	Dr. Reddy's Laboratories Louisiana LLC, USA	
33	Dr. Reddy's Laboratories Romania S.R.L., Romania	
34	Dr. Reddy's Laboratories SA, Switzerland	
35	Dr. Reddy's Laboratories SAS, Colombia	
36	Dr. Reddy's Laboratories Taiwan Limited, Taiwan	
37	Dr. Reddy's Venezuela, C.A., Venezuela	
38	Dr. Reddy's Laboratories LLC, Russia	
39	DRS LLC, Russia	
40	DRL Impex Limited, India	
41	Idea2Enterprises (India) Private Limited, India	
42	Imperial Credit Private Limited, India	
43	Industrias Quimicas Falcon de Mexico, S.A.de C.V, Mexico	
44	Lacock Holdings Limited, Cyprus	
45	Promius Pharma LLC, USA	
46	Reddy Holding GmbH, Germany	
47	Reddy Netherlands B.V., Netherlands	
48	Reddy Pharma Iberia SAU, Spain	
49	Reddy Pharma Italia S.R.L, Italy	
50	Reddy Pharma SAS, France	
51	Svaas Wellness Limited (formerly Regkinetics Services Limited) (name change effective 18 December 2020)	
52	Nimbus Health GmbH (from 24 February 2022)	
Joint ventures		
53	Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% of equity shares
54	DRES Energy Private Limited, India	Enterprise over which the Company exercises joint control with other joint venture partners and holds 26% of equity shares
Other consolidating entities		
55	Cheminor Employees Welfare Trust, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
56	Dr. Reddy's Research Foundation, India	The Company does not have any equity interests in this entity, but has significant influence or control over it.
57	Dr. Reddy's Employees ESOS Trust, India (from 27 July 2018)	The Company does not have any equity interests in this entity, but has significant influence or control over it.

b) List of other related parties with whom transactions have taken place during the current and/or previous year:

1	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence
2	Stamlo Industries Limited	Enterprise controlled by whole-time directors
3	Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
4	K Samrajyam	Mother of Chairman
5	G Anuradha	Spouse of Co-chairman
6	K Deepti Reddy	Spouse of Chairman

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24	Related parties (continued)	
7	G Mallika Reddy	Daughter of Co-chairman
8	G V Sanjana Reddy	Daughter of Co-chairman
9	Akhil Ravi	Son-in-law of Co-chairman
10	Shravya Reddy Kallam	Daughter of Chairman
11	Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
12	Pudami Educational Society	Enterprise over which whole-time directors and their relatives have significant influence
13	Indus Projects Private Limited	Enterprise over which relatives of whole-time directors have significant influence
14	Green Park Hospitality Services Private Limited	Enterprise controlled by relative of a whole-time director
15	AverQ Inc.	Enterprise over which Key Managerial Personnel have significant influence
16	Shravya Publications Private Limited	Enterprise over which whole-time directors and their relatives have significant influence
17	Cancelled Plans LLP	Enterprise over which relatives of whole-time directors have significant influence
18	Araku Originals Private Limited	Enterprise over which whole-time directors have significant influence
19	Samarjita Management Consultancy Private Limited	Enterprise controlled by Key Managerial Personnel (till 30 November 2021)

c) In accordance with the provisions of Ind AS 24, *Related Party Disclosures* and the Companies Act, 2013, Company's Directors, members of the Company's Management Council and Company Secretary are considered as Key Managerial Personnel.

List of Key Managerial Personnel of the Company is as below:		
1	K Satish Reddy	Whole-time director (Chairman)
2	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3	Allan Oberman	Independent director
4	Bharat Narotam Doshi (till 10 May 2021)	Independent director
5	Dr. Bruce LA Carter	Independent director
6	Dr. K P Krishnan (from 7 January 2022)	Independent director
7	Kalpana Morparia	Independent director
8	Leo Puri	Independent director
9	Prasad R Menon	Independent director
10	Penny Wan (from 28 January 2022)	Independent director
11	Shikha Sharma	Independent director
12	Sridar Iyengar	Independent director
13	Anil Namboodiripad (till 1 June 2021)	Management council member
14	Archana Bhaskar	Management council member
15	Deepak Sapra	Management council member
16	Dr. Raymond de Vre (till 31 March 2021)	Management council member
17	Erez Israeli	Chief Executive Officer and Management council member
18	Ganadhish Kamat (till 31 March 2021)	Management council member
19	Marc Kikuchi	Management council member
20	Mukesh Rathi (from 1 December 2020)	Management council member
21	M V Ramana	Management council member
22	Parag Agarwal (from 1 December 2020)	Management council member
23	Patrick Aghanian	Management council member
24	P Yugandhar (till 30 September 2021)	Management council member
25	Saumen Chakraborty (till 20 November 2021)	Management council member
26	Sanjay Sharma	Management council member
27	Sauri Gudlavalleti (till 13 January 2022)	Management council member
28	K Randhir Singh (from 17 March 2022)	Company secretary
29	Sandeep Poddar (till 18 November 2021)	Company secretary

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

d) Particulars of related party transactions

The following is a summary of significant related party transactions:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Revenues from:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	30,378	35,914
Dr. Reddy's Laboratories LLC, Russia	13,975	13,410
Dr. Reddy's Laboratories SA	5,151	6,252
Dr. Reddy's Laboratories (Thailand) Limited	3,304	184
IndustriasQuimicas Falcon de Mexico, S.A. de CV	2,632	2,947
Dr. Reddy's Laboratories (UK) Limited	2,410	1,704
Dr. Reddy's Laboratories Canada, Inc.	1,604	1,085
Dr. Reddy's Laboratories, LLC Ukraine	1,591	1,544
Dr Reddy's Laboratories LLP, Kazakhstan	1,440	1,719
betapharmArzneimittel GmbH, Germany	1,101	2,044
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	1,058	1,218
Others	4,948	3,354
	69,592	71,375
Joint Ventures		
Reddy Kunshan	21	22
Total	70,853	71,397
Interest income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories SA[1]	712	516
Dr. Reddy's Laboratories Inc.[2]	91	-
Svass Wellness Limited, India	-*	-
Dr. Reddy's Bio-sciences Limited, India	-	-*
Total	803	516

* Rounded off to millions.
[1] Represents preference dividend
[2] Represents interest on Non-Convertible debentures

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Service income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	2	10
Dr. Reddy's Laboratories SA	51	44
Total	53	54
Joint Ventures		
Reddy Kunshan	-	39
Total	53	93
License fees from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc.	1	3
Joint Ventures		
Reddy Kunshan	57	-
Total	58	3
Commission on guarantee to subsidiaries including step down subsidiaries:		
Aurigene Pharmaceutical Services Limited	20	15
Total	20	15

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Lease rentals received from		
Subsidiaries including step down subsidiaries:		
Aurigene Discovery Technologies Limited	-	4
Aurigene Pharmaceutical Services Limited	53	44
Joint ventures		
DRES Energy Private Limited	1	1
Total	**54**	**49**
Reimbursement of operating expenses by subsidiaries and step down subsidiaries:		
Aurigene Discovery Technologies Limited	-	2
Aurigene Pharmaceutical Services Limited	34	19
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	-	2
Total	**34**	**23**
Purchases and services from		
Subsidiaries including step down subsidiaries		
Dr. Reddy's Laboratories LLC, Russia	2,947	2,738
Industrias Quimicas Falcon de Mexico, S.A. de CV	1,027	952
Dr. Reddy's Research and Development B.V.	979	1,048
Dr. Reddy's Laboratories LLC, Ukraine	542	664
Dr. Reddy's Laboratories Inc.	452	626
Dr. Reddy's Laboratories (EU) Limited	541	533
Aurigene Pharmaceutical Services Limited	413	38
Others	849	650
Total	**7,750**	**7,249**
Joint ventures		
DRES Energy Private Limited	124	127
Other related parties		
Dr. Reddy's Institute of Life Sciences	122	105
Indus Projects Private Limited	52	55
Samarjita Management Consultancy Private Limited	71	28
Others	3	2
Total	**248**	**190**
Sale of assets to subsidiaries including step down subsidiaries		
Aurigene Pharmaceutical Services Limited	-	5,346
Purchase of assets from subsidiaries including step down subsidiaries		
Dr. Reddy's Laboratories (EU) Limited	21	-
Dr. Reddy's Laboratories Louisiana LLC, USA	37	-
Total	**58**	**-**
Contributions towards social development		
Dr. Reddy's Foundation	310	217
Pudami Educational Society	-	15
Total	**310**	**232**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Catering services from Green Park Hospitality Services Private Limited	319	301
Facility management services from Green Park Hospitality Services Private Limited	36	36
Hotel expenses		
Green Park Hotels and Resorts Limited	11	7
Stamlo Industries Limited	7	1
Total	**18**	**8**
Lease rentals paid under cancellable leases to		
Key Managerial Personnel		
K Satish Reddy	15	14
Relatives of Key Managerial Personnel	23	23
Total	**38**	**37**
Salaries to relatives of Key Managerial Personnel	12	8
Remuneration to Key Managerial Personnel		
Salaries and other benefits[1]	479	575
Contributions to defined benefit plans	31	34
Commission to directors	305	301
Share-based payments expense	211	261
Total	**1,026**	**1,171**

[1] *Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.*

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Investment made/(disposed) in		
Subsidiaries		
Dr. Reddy's Laboratories SA[1]	(16,878)	-
Dr. Reddy's Laboratories Inc. [2]	11,340	-
Svaas Wellness Limited (formerly Regkinetics Services Limited)	250	-
Dr. Reddy's Formulations Limited	1	-
Total	**(5,287)**	**-**

[1] *Represents redemption preference shares*

[2] *Represents investment in Non-Convertible debentures ₹ 11,339 and Equity shares ₹ 1*

[3] *Represents investment in Preference shares ₹ 200 and Equity shares ₹ 50*

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Movement in other assets / receivables from		
Subsidiaries including step down subsidiaries:		
Svaas Wellness Limited (formerly Regkinetics Services Limited)	22	-
Aurigene Pharmaceutical Services Limited	(6)	48
Aurigene Discovery Technologies Limited	(3)	(13)
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	(2)	2
Joint ventures		
DRES Energy Private Limited	-	(16)
Total	**11**	**21**
Guarantee given/(released) on behalf of Subsidiaries including step down subsidiaries		
Aurigene Pharmaceutical Services Limited	-	4,000

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.24 Related parties (continued)

e) The Company has the following amounts due from/to related parties:

Particulars	As at 31 March 2022	As at 31 March 2021
Due from related parties		
Subsidiaries including step down subsidiaries (included in trade receivables)		
Dr. Reddy's Laboratories Inc.	14,750	12,014
Dr. Reddy's Laboratories LLC, Russia	7,859	4,677
Dr. Reddy's Laboratories SA	3,447	2,445
IndustriasQuimicas Falcon de Mexico, S.A. de CV	3,031	1,974
Dr. Reddy's Laboratories (UK) Limited	1,084	1,123
Others	4,938	5,091
Total	**35,109**	**27,324**
Joint ventures (included in other assets)		
DRES Energy Private Limited	1	1
	1	**1**
Others		
Greenpark Hospitality Services Private Limited	-	17
Rental deposit to Key Managerial Personnel and their relatives	8	8
Others	-*	-*
Total	**8**	**25**
* *Rounded off to millions.*		
Due to related parties (included in trade payables and other current liabilities)		
Subsidiaries including step down subsidiaries and other consolidating entities:		
Dr. Reddy's Laboratories LLC, Russia	2,008	2,440
Dr. Reddy's Research and Development B.V.	450	251
Dr. Reddy's Laboratories (EU) Limited	280	143
Industrias Quimicas Falcon de Mexico, S.A. de CV	201	238
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	111	61
Dr. Reddy's Laboratories LLC, Ukraine.	111	161
Dr. Reddy's Laboratories Inc.	109	159
Others	190	249
Total	**3,460**	**3,702**
Joint ventures		
DRES Energy Private Limited	-	3
Others		
Greenpark Hospitality Services Private Limited	2	38
Indus Projects Private Limited	7	17
Green Park Hotels & Resorts Limited	1	1
Dr. Reddy's Institute of Life Sciences	-	34
Stamlo Hotels Limited	-*	-
Total	**10**	**90**
* *Rounded off to millions.*		
Outstanding Guarantee given on behalf of Aurigene Pharmaceutical Services Limited	**4,000**	**4,000**

Equity held in subsidiaries and joint venture has been disclosed under "Financial assets-Investments" (Note 2.6 A). Loans and advances to subsidiaries and joint venture have been disclosed under "Loans" (Note 2.6 C). Other receivables from subsidiaries and joint venture have been disclosed under "Other financial assets" (Note 2.6 D).

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan -2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on 28 July 2004 and on 27 July 2005, provides for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of a stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

The term of the DRL 2002 plan was extended for a period of 10 years effective as of 29 January 2012 by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended 31 March 2022 and 31 March 2021 is as follows:

Category A — Fair Market Value Options: There was no stock activity under this category during the years ended 31 March 2022 and 31 March 2021 and there were no stock options outstanding under this category as of 31 March 2022 and 31 March 2021.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans

Category B — Par Value Options: Stock options activity under this category during the years ended 31 March 2022 and 31 March 2021 was as set forth in the below table.

Particulars	For the year ended 31 March 2022			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	217,253	5.00	5.00	69
Granted during the year	106,870	5.00	5.00	91
Expired/forfeited during the year	(30,322)	5.00	5.00	-
Exercised during the year	(86,626)	5.00	5.00	-
Outstanding at the end of the year	**207,175**	**5.00**	**5.00**	**74**
Exercisable at the end of the year	**21,235**	**5.00**	**5.00**	**43**

Particulars	For the year ended 31 March 2021			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	232,837	5.00	5.00	69
Granted during the year	92,092	5.00	5.00	93
Expired/forfeited during the year	(35,646)	5.00	5.00	-
Exercised during the year	(72,030)	5.00	5.00	-
Outstanding at the end of the year	**217,253**	**5.00**	**5.00**	**69**
Exercisable at the end of the year	**46,130**	**5.00**	**5.00**	**44**

The weighted average grant date fair value of options granted during the years ended 31 March 2022 and 31 March 2021 was ₹ 4,985 and ₹ 3,677 per option, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2022 and 31 March 2021 was ₹ 4,948 and ₹ 4,565 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2022 and 31 March 2021 was ₹ 428 and ₹ 328, respectively. As of 31 March 2022, options outstanding had an aggregate intrinsic value of ₹ 899 and options exercisable had an aggregate intrinsic value of ₹ 91.

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended 31 March 2022 and 31 March 2021 was as follows:

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Category A -Fair Market Value Options	For the year ended 31 March 2022			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	270,340	1,982.00 to 3,679.00	2,791.65	67
Granted during the year	5,144	5,301.00	5,301.00	90
Expired/forfeited during the year	(3,150)	3,679.00	3,679.00	-
Exercised during the year	(6,120)	2,607.00 to 3,679.00	3,078.55	-
Outstanding at the end of the year	**266,214**	**1,982.00 to 5,301.00**	**2,823.04**	**56**
Exercisable at the end of the year	**132,845**	**1,982.00 to 3,679.00**	**2,457.33**	**41**

Category A - Fair Market Value Options	For the year ended 31 March 2021			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	202,760	1,982.00 to 2,814.00	2,353.62	72
Granted during the year	96,080	3,679.00	3,679.00	90
Expired/forfeited during the year	(13,348)	2,607.00/ 2,814.00	2,678.03	-
Exercised during the year	(15,152)	2,607.00/ 2,814.00	2,643.48	-
Outstanding at the end of the year	**270,340**	**1,982.00 to 3,679.00**	**2,791.65**	**67**
Exercisable at the end of the year	**69,530**	**1,982.00 to 2,814.00**	**2,182.21**	**45**

The weighted average grant date fair value of options granted during the years ended 31 March 2022 and 31 March 2021 was ₹ 1,841 and ₹ 1,255 per option, respectively. The weighted average share prices on the date of exercise of options during the years ended 31 March 2022 and 31 March 2021 was ₹ 4,967 and ₹ 4,506 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2022 and 31 March 2021 was ₹ 12 and 28, respectively. As of 31 March 2022, options outstanding had an aggregate intrinsic value of ₹ 392 and options exercisable had an aggregate intrinsic value of ₹ 196.

Category B — Par Value Options	For the year ended 31 March 2022			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	141,999	5.00	5.00	71
Granted during the year	55,884	5.00	5.00	90
Expired/forfeited during the year	(18,996)	5.00	5.00	-
Exercised during the year	(31,872)	5.00	5.00	-
Outstanding at the end of the year	**147,015**	**5.00**	**5.00**	**68**
Exercisable at the end of the year	**27,929**	**5.00**	**5.00**	**40**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

Category B — Par Value Options	For the year ended 31 March 2021			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	151,583	5.00	5.00	73
Granted during the year	52,316	5.00	5.00	89
Expired/forfeited during the year	(19,933)	5.00	5.00	-
Exercised during the year	(41,967)	5.00	5.00	-
Outstanding at the end of the year	**141,999**	**5.00**	**5.00**	**71**
Exercisable at the end of the year	**15,393**	**5.00**	**5.00**	**41**

The weighted average grant date fair value of options granted during the years ended 31 March 2022 and 31 March 2021 was ₹ 5,235 and ₹ 3,631, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2022 and 31 March 2021 was ₹ 4,975 and ₹ 4,334, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2022 and 31 March 2021 was ₹ 158 and ₹ 182, respectively. As of 31 March 2022, options outstanding had an aggregate intrinsic value of ₹ 631 and options exercisable had an aggregate intrinsic value of ₹ 120.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan"):

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on 27 July 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years.

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant as follows:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	2,500,000	1,500,000	4,000,000
Options reserved against ADRs	-	1,000,000	1,000,000
Total	2,500,000	2,500,000	5,000,000

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

As at 31 March 2022, the outstanding shares purchased from secondary market are 468,471 shares for an aggregate consideration of ₹ 1,601.

Stock option activity under the DRL 2018 Plan during the years ended 31 March 2022 and 31 March 2021 was as follows:

Fair Market Value Options	For the year ended 31 March 2022			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	385,930	2,607.00 to 3,679.00	3,056.51	71
Granted during the year	8,856	4,662.70/ 5,310.00	5,289.76	90
Expired/forfeited during the year	(37,021)	2,607.00 to 5,310.00	3,157.39	-
Exercised during the year	(106,730)	2,607.00 to 3,679.00	2,938.55	-
Outstanding at the end of the year	**251,035**	**2,607.00 to 5,310.00**	**3,170.57**	**64**
Exercisable at the end of the year	**68,130**	**2,607.00 to 3,679.00**	**2,859.13**	**47**

Fair Market Value Options	For the year ended 31 March 2021			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	375,775	2,607.00/ 2,814.00	2,697.12	75
Granted during the year	150,740	3,679.00	3,679.00	90
Expired/forfeited during the year	(55,335)	2,607.00 to 3,679.00	2,904.51	-
Exercised during the year	(85,250)	2,607.00/ 2,814.00	2,671.71	-
Outstanding at the end of the year	**385,930**	**2,607.00 to 3,679.00**	**3,056.51**	**71**
Exercisable at the end of the year	**71,225**	**2,607.00/ 2,814.00**	**2,665.63**	**51**

The weighted average grant date fair value of options granted during the years ended 31 March 2022 and 31 March 2021 was ₹ 1,848 and ₹ 1,255 per option, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2022 and 2021 was ₹ 4,922 and ₹ 4,609 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2022 and 31 March 2021 was ₹ 212 and ₹ 165, respectively. As of 31 March 2022, options outstanding had an aggregate intrinsic value of ₹ 282 and options exercisable had an aggregate intrinsic value of ₹ 77.

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, the DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or "option life") is estimated based on the vesting term and contractual term, as well as the expected exercise behavior of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Employee stock incentive plans (continued)

The estimated fair value of stock options is recognised in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

Particulars	Grants made on		
	17 January 2022	28 October 2021	28 October 2021
Expected volatility	28.60%	29.20%	28.53%
Exercise price	₹ 5.00	₹ 4,663.00	₹ 5.00
Option life	6.5 Years	5.0 Years	2.5 Years
Risk-free interest rate	6.52%	5.94%	4.86%
Expected dividends	0.54%	0.55%	0.55%
Grant date share price	₹ 4,672.00	₹ 4,570.00	₹ 4,570.00

Particulars	Grants made on		
	28 October 2021	13 May 2021	13 May 2021
Expected volatility	29.04%	29.38%	30.02%
Exercise price	₹ 5.00	₹ 5,301.00	₹ 5.00
Option life	5.0 Years	5.0 Years	2.5 Years
Risk-free interest rate	5.99%	5.70%	4.64%
Expected dividends	0.54%	0.47%	0.47%
Grant date share price	₹ 4,570.00	₹ 5,301.00	₹ 5,301.00

Particulars	Grants made on		
	27 October 2020	19 May 2020	19 May 2020
Expected volatility	30.81%	29.12%	30.47%
Exercise price	₹ 5.00	₹ 3,679.00	₹ 5.00
Option life	2.5 Years	5.0 Years	2.5 Years
Risk-free interest rate	4.36%	5.67%	4.62%
Expected dividends	0.49%	0.68%	0.68%
Grant date share price	₹ 5,099.00	₹ 3,700.00	₹ 3,700.00

Share-based payment expense

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Equity settled share-based payment expense[(1)]	592	584
Cash settled share-based payment expense[(2)]	27	29
	619	613

(1) As of 31 March 2022, and 31 March 2021, there was ₹ 701 and ₹ 612, respectively, of total unrecognised compensation cost related to unvested stock options. This cost is expected to be recognised over a weighted-average period of 1.93 years and 1.95 years, respectively.

(2) Certain of the Company's employees are eligible for share-based payment awards that are settled in cash. These awards entitle the employees to a cash payment, on the exercise date, subject to vesting upon satisfaction of certain service conditions which range from 1 to 4 years. The amount of cash payment is determined based on the price of the Company's ADSs at the time of vesting. As of 31 March 2022 and 31 March 2021, there was ₹ 101 and ₹ 126, respectively, of total unrecognised compensation cost related to unvested awards. This cost is expected to be recognised over a weighted-average period of 1.82 years and 1.88 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended 31 March 2022 and 31 March 2021 amounted to ₹ 24,346 and ₹ 22,701, respectively.

Gratuity benefits provided by the Company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective 1 September 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies.

The components of gratuity cost recognised in the statement of profit and loss for the years ended 31 March 2022 and 31 March 2021 consist of the following:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Current service cost	328	281
Interest on net defined benefit liability	33	8
Gratuity cost recognised in statement of profit and loss	**361**	**289**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at 31 March 2022	As at 31 March 2021
Present value of funded obligations	2,894	2,628
Fair value of plan assets	(2,350)	(1,997)
Net defined benefit liability recognised	**544**	**631**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Defined benefit obligations at the beginning of the year	2,628	2,349
Current service cost	328	281
Interest on defined obligations	144	140
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	7	153
Actuarial loss/(gain) due to demographic assumptions	24	(26)
Actuarial loss/(gain) due to experience changes	60	51
Benefits paid	(293)	(345)
Liabilities (transferred)/ assumed*	(4)	25
Defined benefit obligations at the end of the year	**2,894**	**2,628**

* *Liabilities assumed/transferred:*

During the year ended 31 March 2022, ₹ (4) represents the transfer of the liabilities on account of transfer of employees between the parent company and its subsidiaries.

During the year ended 31 March 2021, ₹ 25 is comprised of

a. ₹ 70 increase in liabilities on account of acquisition, employees pursuant to the Business Transfer Agreement with Wockhardt limited. Refer note 2.39 of these financial statements for further details.

b. ₹ 45 transfer of liabilities on account of restructuring of the pharmaceutical services business between the parent company and its subsidiary.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Fair value of plan assets at the beginning of the year	1,997	2,160
Employer contributions	496	25
Interest on plan assets	111	132
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	43	(1)
Benefits paid	(293)	(345)
Assets (transferred)/acquired*	(4)	26
Plan assets at the end of the year	**2,350**	**1,997**

* *Assets acquired/transferred:*

During the year ended 31 March 2022 of ₹ (4) represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.

During the year ended 31 March 2021 of ₹ 26 is comprised of

a. *₹ 70 increase in assets on account of transfer of employees pursuant to the Business Transfer Agreement with Wockhardt limited. Refer note 2.39 of these financial statements for further details.*

b. *₹ 44 transfer of assets on account of restructuring of the pharmaceutical services business between the parent company and its subsidiary.*

Sensitivity Analysis:

Particulars	As at 31 March 2022
Defined benefit obligation without effect of projected salary growth	1,904
Add: Effect of salary growth	990
Defined benefit obligation with projected salary growth	2,894
Defined benefit obligation, using discount rate minus 50 basis points	2,978
Defined benefit obligation, using discount rate plus 50 basis points	2,815
Defined benefit obligation, using salary growth rate plus 50 basis points	2,976
Defined benefit obligation, using salary growth rate minus 50 basis points	2,816

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Discount rate	6.45%	6.00%
Rate of compensation increase	8.50%	8.00%

The assumptions used to determine gratuity cost:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Discount rate	6.00%	6.65%
Rate of compensation increase	8.00%	7.50%

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Employee benefits (continued)

Contributions: The Company expects to contribute ₹ 229 to the Gratuity Plan during the year ending 31 March 2023.

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation at 31 March 2022 and 31 March 2021, by asset category, was as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Funds managed by insurers	100%	100%
Others	-	-

The expected future cash flows in respect of gratuity as at 31 March 2022 were as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2023 (estimated)	229
Expected future benefit payments	
31 March 2023	481
31 March 2024	409
31 March 2025	398
31 March 2026	372
31 March 2027	346
Thereafter	2,437

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 945 and ₹ 854 to the provident fund plan during the years ended 31 March 2022 and 31 March 2021, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 83 and ₹ 84 to the superannuation plan during the years ended 31 March 2022 and 31 March 2021, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was ₹ 732 and ₹ 790 as at 31 March 2022 and 31 March 2021, respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes

a) Income tax expense/ (benefit) recognised in the statement of profit and loss

Income tax expense recognised in the statement of profit and loss consists of the following:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Current taxes	3,926	5,401
Deferred taxes expense/(benefit)	2,080	3,297
Total income tax expense recognised in the statement of profit and loss	**6,006**	**8,698**

b) Income tax expense/(benefit) recognised directly in equity

Income tax expense/(benefit) recognised directly in equity consist of the following:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Tax effect on effective portion of change in fair value of cash flow hedges	291	346
Tax effect on actuarial gains/losses on defined benefit obligations	(17)	(62)
Total income tax expense/(benefit) recognised in the equity	**274**	**284**

c) Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended 31 March 2022 and 31 March 2021:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Profit before income taxes	**22,238**	**30,562**
Enacted tax rate in India	34.94%	34.94%
Computed expected tax expense	7,770	10,678
Effect of:		
Differential Tax rate impact on dividend income received from Subsidiary/JV outside India	(124)	(87)
Income exempt from income taxes	(1,369)	(1,504)
Income from sale of capital assets	(305)	-
Other items	34	(389)
Income tax expense	**6,006**	**8,698**
Effective tax rate	**27.00%**	**28.46%**

The Company's average effective tax rate for the years ended 31 March 2022 and 31 March 2021 were 27.00% and 28.46%, respectively.

d) Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Particulars	As at 31 March 2022	As at 31 March 2021
Deferred tax assets/(liabilities):		
Minimum Alternate Tax*	3,929	4,749
Trade receivables	270	255
Operating tax loss/capital loss	-	355
Current liabilities and provisions	208	462
Loans	(53)	(65)
Property , plant and equipment	(4,169)	(3,091)
Investments	9	(117)
Net deferred tax assets/(Liabilities)	**194**	**2,548**

* *As per Indian tax laws, companies are liable for a Minimum Alternate Tax ("MAT") when current tax, as computed under the provisions of the Income Tax Act, 1961 ("Tax Act"), is determined to be below the MAT computed under section 115JB of the Tax Act. If in any year the Company pays liability as per MAT, then it is entitled to claim credit of* MAT paid over and above the normal tax liability in the subsequent years. The MAT credit is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 15 years starting from the succeeding fiscal year in which such credit was generated.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Income taxes (continued)

In assessing whether the deferred income tax assets will be realised, management considers whether some portion or all of the deferred income tax assets will not be realised. The ultimate realisation of the deferred income tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realise the benefits of those recognised deductible differences and tax loss carry forwards.

Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

e) Movement in deferred tax assets and liabilities during the years ended 31 March 2022 and 31 March 2021

Particulars	As at 1 April 2021	Recognised in the statement of profit and loss	Recognised in equity	As at 31 March 2022
Deferred tax assets/(liabilities)				
Minimum Alternate Tax	4,749	(820)	-	3,929
Trade receivables	255	15	-	270
Operating tax loss/capital loss	355	(355)	-	-
Current liabilities and provisions	462	20	(274)	208
Loans	(65)	12		(53)
Property , plant and equipment	(3,091)	(1,078)	-	(4,169)
Investments	(117)	126	-	9
Net deferred tax assets/(liabilities)	**2,548**	**2,080**	**(274)**	**194**

Particulars	As at 1 April 2020	Recognised in the statement of profit and loss	Recognised in equity	As at 31 March 2021
Deferred tax assets/(liabilities)				
Minimum Alternate Tax	6,247	(1,498)	-	4,749
Trade receivables	243	12	-	255
Operating tax loss/capital loss	1,651	(1,296)	-	355
Current liabilities and provisions	597	149	(284)	462
Loans	(65)	-	-	(65)
Property , plant and equipment	(2,331)	(760)	-	(3,091)
Investments	(213)	96	-	(117)
Net deferred tax assets/(liabilities)	**6,129**	**(3,297)**	**(284)**	**2,548**

f) Uncertain tax positions

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is ₹ 2,726, and accordingly, no provision is made in these financial statements as of 31 March 2022.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments

The carrying value and fair value of financial instruments as at 31 March 2022 and 31 March 2021 were as follows:

Particulars	As at 31 March 2022		As at 31 March 2021	
	Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets				
Cash and cash equivalents	11,595	11,595	13,063	13,063
Other bank balances	8,710	8,710	3,402	3,402
Investments*	49,367	49,367	46,492	46,492
Trade receivables	49,508	49,508	40,918	40,918
Loans	12	12	12	12
Derivative instruments	1,903	1,903	915	915
Other financial assets	3,079	3,079	1,021	1,021
Total	**124,174**	**124,174**	**105,823**	**105,823**
Financial liabilities				
Trade payables	16,662	16,662	13,364	13,364
Short-term borrowings	21,711	21,711	11,809	11,809
Lease Liabilities	343	343	336	336
Derivative instruments	472	472	306	306
Other financial liabilities	12,153	12,153	12,010	12,010
Total	**51,341**	**51,341**	**37,825**	**37,825**

* *Interest accrued but not due on investments is included in other financial assets.*

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of 31 March 2022:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	15,702	-	-	15,702
FVTPL - Financial asset – Investment in limited liability partnership firm	-	-	386	386
FVTPL - Financial asset - Investment in equity securities	200	-	1	201
FVTOCI - Financial asset - Investment in equity securities	12	-	-	12
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	1,431	-	1,431

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of 31 March 2021:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	12,048	-	-	12,048
FVTPL - Financial asset – Investment in limited liability partnership firm	-	-	400	400
FVTPL - Financial asset - Investment in equity securities	-	-	1	1
FVTOCI - Financial asset - Investment in equity securities	9	-	-	9
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	609	-	609
Contingent consideration pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer to Note 2.39 for details)	-	-	420	420

[1] *The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.*

As at 31 March 2022 and 31 March 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Derivative Financial instruments

The Company had a derivative financial asset and derivative financial liability of ₹ 1,903 and ₹ 472, respectively, as at 31 March 2022 as compared to derivative financial asset and derivative financial liability of ₹ 915 and ₹ 306, respectively, as at 31 March 2021 towards these derivative financial instruments.

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts during the applicable year ended:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Net gain/ (loss) recognised as part of statement of profit and loss in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	329	2,377
Net gain/(loss) recognised in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognised as component of revenue	832	987
Net gain/(loss) reclassified from equity and recognised as component of revenue occurrence of forecasted transaction	524	354

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a gain of ₹ 1,284 as at 31 March 2022, as compared to a gain of ₹ 452 as at 31 March 2021.

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of 31 March 2022:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	US $	INR	US $ 720	Sell
	Forward contract	RUB	INR	RUB 7,171	Sell
	Forward contract	GBP	INR	GBP 9	Sell
	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	US $	MXN	US $ 21	Buy
	Forward contract	EUR	INR	EUR 2	Sell
	Forward contract	US $	COP	US $ 7	Buy
	Forward contract	US $	THB	US $ 2	Buy
	Forward contract	ZAR	INR	ZAR 31	Sell

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	US $	KZT	US $ 9	Buy
	Forward contract	US $	BRL	US $ 3	Buy
	Forward contract	US $	RON	US $ 3	Buy
	Forward contract	US $	CLP	US $ 3	Buy
	Option contract	US $	INR	US $ 60	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	ZAR	INR	ZAR 122	Sell
	Forward contract	RUB	INR	RUB 9,600	Sell
	Forward contract	US $	INR	US $ 68	Sell
	Option contract	US $	INR	US $ 275	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of 31 March 2021:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	CHF	INR	CHF 200	Sell
	Forward contract	GBP	INR	GBP 8	Sell
	Forward contract	RUB	INR	RUB 2,799	Sell
	Forward contract	US $	INR	US $ 353	Sell
	Forward contract	US $	MXN	US $ 10	Buy
	Forward contract	US $	UAH	US $ 9	Buy
	Forward contract	ZAR	INR	ZAR 111	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	RUB	INR	RUB 6,850	Sell
	Option contract	US $	INR	US $ 645	Sell
	Forward contract	ZAR	INR	ZAR 148	Sell

[1] *"INR" means Indian Rupees, "US$" means United States dollars, "RUB" means Russian roubles. "GBP" means U.K. Pounds Sterling, "AUD" means Australian dollars, "CHF" means Swiss francs, "ZAR" means South AfricanRands, "MXN" means Mexican Peso, "UAH" means Ukrainian Hryvnia, "EUR" means Euro, "COP" means Colombian Peso, "THB" means Thai Baht, "KZT" means Kazakhstani Tenge, "BRL" means Brazilian Real, and "RON" means Romanian Leu, "CLP" means Chilean pesos.*

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at 31 March 2022	As at 31 March 2021
Cash flows in US$		
Not later than one month	2,653	3,656
Later than one month and not later than three months	5,305	7,311
Later than three months and not later than six months	6,139	12,063
Later than six months and not later than one year	11,824	24,126
	25,921	**47,156**
Cash flows in Russian Roubles		
Not later than one month	460	437
Later than one month and not later than three months	1,513	874
Later than three months and not later than six months	3,528	1,748
Later than six months and not later than one year	3,331	3,593
	8,832	**6,651**

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Financial instruments (continued)

Particulars	As at 31 March 2022	As at 31 March 2021
Cash flows in South African Rands		
Not later than one month	41	61
Later than one month and not later than three months	98	121
Later than three months and not later than six months	146	182
Later than six months and not later than one year	350	364
	635	728
Cash flows in Australian Dollars		
Not later than one month	10	46
Later than one month and not later than three months	60	92
Later than three months and not later than six months	48	139
Later than six months and not later than one year	134	277
	252	555

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

A net gain/loss of ₹ Nil, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognised in the statement of other comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognised as part of the foreign exchange gain and losses and finance costs. Accordingly the Company has recorded, as part of statement of profit and loss, a net gain of ₹ 32 and ₹ 164 for the year ended 31 March 2022 and 31 March 2021 respectively.

The Company had outstanding cross currency swap against INR borrowing of ₹ Nil as at 31 March 2022 and ₹ 7,240 as on 31 March 2021. The swap hedges the principal repayment of underlying INR liability and transforms it into US $ principal repayment liability.

2.29. Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in United States dollars, Russian roubles, U.K pounds sterling and Euros) and foreign currency borrowings. A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.28 above.

In respect of the Company's forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

- a ₹ 3,169/(2,937) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 6,351/(6,354) increase/(decrease) in the Company's profit from such contracts, as at 31 March 2022;
- a ₹ 4,895/(4,267) increase/(decrease) in the Company's hedging reserve before tax and a ₹ 5,063/(5,063) increase/(decrease) in the Company's profit from such contracts, as at 31 March 2021;

The following table analyses foreign currency risk from non-derivative financial instruments as at 31 March 2022:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others [(1)]	Total
Assets:					
Cash and cash equivalents	11,121	9	76	35	11,241
Trade receivables	33,184	976	8,774	2,398	45,332
Investments	11,368	-	-	-	11,368
Other financial assets	99	18	3	1	121
Total	**55,772**	**1,003**	**8,853**	**2,434**	**68,062**
Liabilities:					
Trade payables	3,286	651	455	440	4,832
Long-term borrowings	-	-	1	4	5
Short-term borrowings	-	-	-	-	-
Other financial liabilities	867	324	2,134	408	3,733
Total	**4,153**	**975**	**2,590**	**852**	**8,570**

The following table analyses foreign currency risk from non-derivative financial instruments as at 31 March 2021:

(All figures in equivalent Indian Rupees millions)

Particulars	US$	Euro	Russian roubles	Others [(1)]	Total
Assets:					
Cash and cash equivalents	12,400	5	29	73	12,507
Trade receivables	28,132	1,692	5,391	2,388	37,603
Investments	-	-	-	15,511	15,511
Other financial assets	30	18	3	12	63
Total	**40,562**	**1,715**	**5,423**	**17,984**	**65,684**
Liabilities:					
Trade payables	1,658	390	-	643	2,691
Long-term borrowings	-	-	15	4	19
Short-term borrowings	-	-	-	-	-
Other financial liabilities	615	209	2,521	658	4,003
Total	**2,273**	**599**	**2,536**	**1,305**	**6,713**

[(1)] *Others include currencies such as Mexican pesos, U.K pounds sterling and Swiss francs.*

For the years ended 31 March 2022 and 31 March 2021, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above mentioned financial assets/liabilities would affect the Company's net profit by ₹ 5,950 and ₹ 5,897, respectively.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 **Financial risk management** (continued)

Interest rate risk

As of 31 March 2022, the Company had loans with floating interest rates as follows: ₹ 13,800 of loans carrying a floating interest rate of 3 Months India Treasury Bill and ₹ 4,000 of loans carrying a floating interest rate of 3 Months India Treasury Bill minus 5 bps and ₹ 411 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 25 bps. As of 31 March 2021, the Company had loans with floating interest rates as follows: ₹ 8,800 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 30 bps. These loans expose the Company to risk of changes in interest rates. The Company's treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary.

For details of the Company's short-term and long-term loans and borrowings, including interest rate profiles, refer note 2.10A of these financial statements.

For the years ended 31 March 2022 and 31 March 2021, every 10% increase or decrease in the floating interest rate component (i.e., Treasury bill) applicable to its loans and borrowings would affect the Company's net profit by ₹ 68 and ₹ 29, respectively.

The Company's investments in term deposits (i.e, certificates of deposit) with banks and short-term liquid mutual funds are for short and long durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As of 31 March 2022, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at 31 March 2022. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Financial risk management (continued)

The ageing of trade receivables is given below:

Particulars	As at 31 March 2022	As at 31 March 2021
Neither past due nor impaired	37,183	30,625
Past due but not impaired		
Less than 365 days	12,468	10,444
More than 365 days	279	289
	51,140	41,358
Less: Allowance for credit losses	(422)	(440)
Total	49,508	40,918

Refer note 2.6 B of these financial statements for the activity in the allowance for credit losses.

Loans and advances

Loans and advances are predominantly given to subsidiaries for the purpose of working capital and other business requirements.

Refer note 2.6 C of these financial statements for the activity in the allowance for doubtful advances.

Other than trade receivables and loans and advances, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2022 and 31 March 2021, the Company had uncommitted lines of credit from banks of ₹ 25,489 and ₹ 18,361 respectively.

As at 31 March 2022, the Company had working capital of ₹ 74,385, including cash and cash equivalents of ₹ 11,595, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months) of ₹ 8,710, investments in bonds of ₹ 2,505, investment in commercial paper of ₹ 973 and investments mutual funds of ₹ 15,702.

As at 31 March 2021, the Company had working capital of ₹ 63,839, including cash and cash equivalents of ₹ 13,063, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months) of ₹ 3,402, investments in bonds of ₹ 522, investment in commercial paper of ₹ Nil and investments mutual funds of ₹ 12,048.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.10 B to these financial statements) as at 31 March 2022:

Particulars	2023	2024	2025	2026	Thereafter	Total
Trade payables	16,662	-	-	-	-	16,662
Short-term borrowings	21,711	-	-	-	-	21,711
Other financial liabilities	12,153	-	-	-	-	12,153
Derivative financial instruments – liabilities	472	-	-	-	-	472

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term loans, borrowings and obligations under finance leases, which have been disclosed in note 2.10 A to these financial statements) as at 31 March 2021:

Particulars	2022	2023	2024	2025	Thereafter	Total
Trade payables	13,364	-	-	-	-	13,364
Short-term borrowings	11,809	-	-	-	-	11,809
Other financial liabilities	12,010	-	-	-	-	12,010
Derivative financial instruments – liabilities	306	-	-	-	-	306

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30. Contingent liabilities and commitments

A. Contingent liabilities (claims against the Company not acknowledged as debts)

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company based on internal and external legal advice discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgements against the Company, such judgements could be material to its results of operations in a given period.

(i) Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the "Supreme Court") by filing a Special Leave Petition.

During the year ended 31 March 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹ 285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹ 77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of ₹ 30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company's application to include additional legal grounds that the Company believed strengthened its defense against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a "specified product" under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On 20 July 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a "specified product" under the DPCO back to the High Court for further proceedings. During the three months ended 30 September 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

During the three months ended 31 December 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company have filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as "specified product" as per DPCO 1995 and the related Demand Notices issued thereunder. The matters are tagged along with the Norfloxacin matter and have been adjourned to 20 January 2023 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance ("IPA"), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On 26 September 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on 25 October 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended 31 December 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On 20 March 2017, the IPA filed an application before the Bombay High Court for the recall of the judgement of the Bombay High Court dated 26 September 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on 4 October 2017. Further, on 13 December 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgement of the Bombay High Court dated 4 October 2017, which was dismissed by Supreme Court on 10 January 2018.

During the three months ended 31 March 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On 13 July 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on 21 July 2017. On 27 July 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹ 776. On 3 August 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on 8 August 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹ 100 and furnish a bank guarantee for ₹ 676. Pursuant to the order, the Company deposited ₹ 100 on 13 September 2017 and submitted a bank guarantee of ₹ 676 dated 15 September 2017 to the Registrar General, Delhi High Court. On 22 November 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On 10 May 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to 14 November 2022 for hearing.

Based on its best estimate, the Company has recorded a provision of ₹ 353 under "Selling and other expenses" as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Class Action and Other Civil Litigation on Pricing/Reimbursement Matters

On 30 December 2015 and on 4 February 2016, respectively, a class action complaint (the "First Pricing Complaint") and another complaint (not a class action) (the "Second Pricing Complaint") were filed against the Company and eighteen other pharmaceutical defendants in State Court in the Commonwealth of Pennsylvania. In these actions, the class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, the plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company's generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets).

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

The First Pricing Complaint was removed to the U.S. District Court for the Eastern District of Pennsylvania (the "E.D.P.A. Federal Court") and, pending the outcome of the First Pricing Complaint, the Second Pricing Complaint was stayed. On 25 September 2017, the E.D.P.A. Federal Court dismissed all the claims of the plaintiffs in the First Pricing Complaint and denied leave to amend such complaint as futile. Subsequent to this decision, the plaintiffs' right to appeal the dismissal of the First Pricing Complaint expired.

Further, on 17 November 2016, certain class action complaints were filed against the Company and a number of other pharmaceutical companies as defendants in the E.D.P.A. Federal Court. Subsequently, these complaints were consolidated into one amended complaint as part of a multi-district, multi product litigation pending with the E.D.P.A. Federal Court. These complaints allege that the Company and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets and divalproex sodium extended-release tablets in the United States.

In March 2017, plaintiffs agreed by stipulation to dismiss Dr. Reddy's Laboratories Inc. and Dr. Reddy's Laboratories Limited from the actions related to pravastatin sodium tablets without prejudice. The Company denies any wrongdoing and intends to vigorously defend against these allegations.

In response to the consolidated new complaint, the Company filed a motion to dismiss in October 2017. The plaintiffs filed opposition to the motion to dismiss in December 2017 and a reply was filed by the Company in January 2018. In October 2018, the Court denied the motion to dismiss on the grounds that the allegations pled leave open the possibility of conspiracy. Therefore, discovery will proceed to look into this possibility.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Also any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the financial statements.

(ii) Civil litigation with Mezzion

On 13 January 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, "Mezzion") filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient ("API") for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA's current Good Manufacturing Practices ("cGMP") at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company filed a motion to dismiss Mezzion's complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company's motion to dismiss the complaint on the jurisdictional matter. The Company's interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion's complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in the financial statements.

(iii) Securities Class Action Litigation

On 25 August 2017, a securities class action lawsuit was filed against the Company, its Chief Executive Officer and its Chief Financial Officer in the United States District Court for the District of New Jersey. The Company's Co-Chairman, its Chief Operating Officer, and Dr. Reddy's Laboratories, Inc., were also subsequently named as defendants in the case. The operative complaint alleges that the Company made false or misleading statements or omissions in its public filings, in violation of U.S. federal securities laws, and that the Company's share price dropped and its investors were affected. On 9 May 2018, the Company and other defendants filed a motion to dismiss the complaint in the United States District Court for the District of New Jersey.

On 25 June 2018, the plaintiffs filed an opposition to the motion to dismiss and, on 25 July 2018, a further reply in support of the motion to dismiss was filed by the Company. In August 2018, oral argument on the motion to dismiss was heard by the Court.

On 21 March 2019, the District Court issued its decision granting in part and denying in part the motion to dismiss. Pursuant to that decision, the Court dismissed the plaintiffs claims with respect to seventeen out of the twenty two alleged misstatements and omissions.

On 15 May 2020, Dr. Reddy's Laboratories Limited, Dr. Reddy's Laboratories, Inc., and certain of the Company's current or former directors and officers, have entered into a Stipulation and Agreement of Settlement (the "Stipulation") with lead plaintiff the Public Employees' Retirement System of Mississippi in the putative securities class action filed against the defendants in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company has agreed to pay US $ 9 million.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

The settlement is subject to the approval of the court and may be terminated prior to court approval pursuant to the grounds for termination set forth in the Stipulation. Subject to the terms of the Stipulation, in exchange for the settlement consideration, lead plaintiff and members of the settlement class who do not opt-out of this settlement would release, among other things, the claims that were asserted, or that they could have asserted, in this class action. In entering into the settlement, the defendants do not admit, and explicitly deny, any liability or wrongdoing of any kind. Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation.

As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on the Company's statement of profit and loss for the year ended 31 March 2020.

The amount payable to the plaintiffs on account of the settlement and the corresponding receivable from the insurer have been presented under "other current financial assets" and "other current financial liabilities", respectively, in the balance sheet of the Company as at 31 March 2020.

On 23 December 2020, the court issued a final order and judgment approving the settlement. Pursuant to the settlement/court order, the escrow was funded on 4 January 2021. The effective date of the settlement occurred on 1 February 2021, upon transfer of the settlement fund balance into the final escrow account. As the transfer of funds to the final escrow account constitutes settlement of liability, the amount of liability has been derecognised during the year ended 31 March 2021.

(iv) Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company shared the report with respect to one country with the SEC and the DOJ during the three months ended 30 September 2021, and certain other countries in the three months ended 31 March 2022, and subsequent to the year end. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

(v) Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollaram areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollaram and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Andhra Pradesh High Court disposed of the writ petition on 12 February 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated 30 October 2015, constituted a Fact Finding Committee. The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

The NGT, Chennai in a judgement dated 24 October 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India ("BDMAI"), in which the Company is a member, subsequently filed a review petition against the judgement on various aspects.

The NGT, Delhi, in a judgement dated 16 November 2017 in another case in which the Company is not a party, stated that the moratorium imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgement.

The High Court of Hyderabad heard the Company's appeal challenging this judgement in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended 30 September 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

The appeal came up for hearing before the High Court of Hyderabad on 25 October 2018 and has been adjourned for further hearing.

On 24 April 2019, based upon the judgement of the NGT, Chennai dated 24 October 2017, the Government of Telangana has issued G.O.Ms. No 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded fiscal year i.e., 31 March 2019. Accordingly, the Company made a provision of ₹ 29.4, representing the probable cost of expansion, during the year ended 31 March 2019.

During the three months ended 30 September 2019, the Telangana State Pollution Control Board ("TSPCB") has issued Operational Guidelines basis the NGT, Chennai Order dated 24 October 2017, G.O.Ms. No. 24 dated 24 April 2019 and G.O.Ms. No. 31 dated 24 May 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of the said effected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation ("CFO") for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018- 2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines.

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5 % as remediation fee on the previous year turnover as per Operational Guidelines dated 3 August 2019 issued by TSPCB under the guise of G O Ms No 24 dated 24 April 2019 and G O Ms No 31 dated 24 May 2019 and basis the judgement of NGT, Chennai dated 24 October 2017 for the fiscal years 2015-2016 to 2018 -2019 received by CTO-1, CTO-2, CTO-3 and CTO-5 of the Company.

On 22 November 2019, The Hon'ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit ₹ 60 as the remediation fee for the fiscal year 2018-2019 payable in the year 2019-2020. The deposit of ₹ 60 was made and the Interim Order is continuing. The matter was adjourned to 22 April 2020, but has been delayed as a result of the closure of the Court due to the COVID-19 lockdown, and a new date has not yet been rescheduled.

The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the financial statements.

Water pollution and air pollution

During the year ended 31 March 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the "APP Control Board") to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board's orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the "APP Appellate Board"). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge ("ZLD") facilities and otherwise found no fault with the Company (on certain conditions).

The APP Appellate Board's decision was challenged by one of the petitioners that was pending in the National Green Tribunal, (the "NGT"), Delhi.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the NGT. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to the point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company's manufacturing facilities are located. This notification overrides the Andhra Pradesh Government's notification that conditionally permitted expansion.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

The appeals filed by Mr. K. Chidambaram against the Orders of the Appellate Authority, Andhra Pradesh are disposed off as the same do not survive for consideration as the G.O. based on which the then APPCB had passed its order which was subject matter of appeal before the Appellate Authority has itself been amended vide order 25 July 2013. However, the NGT, Delhi has passed a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute (NEERI), and the Telangana State Pollution Control Board to ascertain the present status of pollution issues in the Medak, Ranga Reddy, Mahaboobnagar and Nalagonda districts in the State of Telangana particularly in the Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

(vi) Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 March 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company's headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 March 2013 is ₹ 482. After taking into account all of the available information and legal provisions, the Company has recorded ₹ 219 as the potential liability towards FSA charges. However, the Company has paid, under protest, an amount of ₹ 354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended 30 June 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from 1 April 2012 to 31 March 2013. As a result, for the quarter ended 30 June 2016, the Company recognised an expenditure of ₹ 55 (by de-recognising the payments under protest) representing the FSA charges for the period from 1 April 2012 to 31 March 2013.

(vii) Indirect taxes related matters

Value Added Tax ("VAT") matter

The Company has received various demand notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company's responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹ 66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re-compute the eligibility and penalty orders are set-aside. The Company filed appeal against the same with the High Court, Telangana.
April 2009 to March 2011	₹ 59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal - The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended 31 March 2010.
April 2011 to March 2014	₹ 27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favour of the Company

The Company has recorded a provision of ₹ 51 as of 31 March 2022, and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In the months of January 2020, the Commissioner of Goods and Services Tax, India issued notices to the Company alleging that the Company has irregularly availed input tax credit of ₹ 307. The Company had received order from the Additional Commissioner of Goods and Services Tax in favor of the Company. Subsequently the tax authorities have filed an appeal against the favorable order. The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of ₹ 31 from the GST authorities of various states pursuant to which it has recorded a provision of ₹ 31 as of 31 March 2022.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Contingent liabilities and commitments (continued)

In the month of February 2022, on a Goods and Service Tax (GST) matter under reverse charge, the company has paid under protest GST an amount of ₹ 123. The Company believes that such GST amount paid is not payable and the entire amount will be refundable to the company upon the refund claim by the Company.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is ₹ 463. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these financial statements as of 31 March 2022.

(viii) Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

B. Commitments:

Particulars	As at 31 March 2022	As at 31 March 2021
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	7,695	9,560

2.31 Dividend remittance in foreign currency

The Company does not make any direct remittances of dividends in foreign currencies to American Depository Receipts (ADRs) holders. The Company remits the equivalent of the dividends payable to the ADR holders in Indian Rupees to the custodian, which is the registered shareholder on record for all owners of the Company's ADRs. The custodian purchases the foreign currencies and remits it to the depository bank which inturn remits the dividends to the ADR holders..

2.32 Segment reporting

In accordance with Ind AS 108, *Operating Segments*, segment information has been given in the consolidated financial statements of Dr. Reddy's Laboratories Limited and therefore no separate disclosure on segment information is given in these financial statements.

2.33 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves. The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on 31 March 2022 and 31 March 2021 was 11% and 7%, respectively.

2.34 Impact of COVID – 19 and military conflict between Russia and Ukraine

Impact of COVID – 19

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial statements. The Company based on its judgements, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.34 Impact of COVID – 19 and military conflict between Russia and Ukraine (continued)

Impact of military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the war is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the war including adherence of global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial statements.

The Company's supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended 31 March 2022, the impact of this conflict on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

2.35 Update on Cyber Incident

On 22 October 2020, the Company experienced a cybersecurity incident related to ransom-ware. The Company employed two leading cyber security incident response firms to assist with the investigation process. The incident was contained in a timely fashion and an enterprise-wide remediation was undertaken to ensure all traces of infection are completely removed from the network. Since then, the Company has strengthened a series of technical controls to augment the current cyber security posture and has also focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

2.36 The Code on Social Security, 2020

India's Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

2.37 Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at various facilities of the Company :

Located in India

Month and year	Unit	Details of observations
January 2019	Formulations Srikakulam Plant (SEZ) Unit I	Four observations were noted. The Company responded to the observations and an Establishment Inspection Report ("EIR") indicating the closure of audit for this facility was issued by the U.S. FDA in April 2019.
January 2019	API manufacturing Plant at Miryalaguda, Nalgonda	One observation was noted. The Company responded to the observation. In May 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as Voluntary Action Initiated ("VAI").
January 2019	Formulations manufacturing facility at Bachupally, Hyderabad	Eleven observations were noted. The Company responded to the observations in January 2019. In April 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.
June 2019	Formulations manufacturing plants, Duvvada (Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2(FTO IX))	Two observations were noted. The Company responded to the observations. In September 2019, an EIR was issued by the U.S. FDA indicating the closure of audit of these facilities.
July 2019	API Hyderabad plant 2, Bollaram, Hyderabad	Five observations were noted during U.S. FDA inspection. The Company responded to the observations in August 2019. In October 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.37 Update on the warning letter from U.S. FDA (continued)

Month and year	Unit	Details of observations
August 2019	Formulations manufacturing plants, (Vizag SEZ plant 1), Duvvada, Visakhapatnam (FTO VII)	Eight observations were noted. The Company responded to the observations in September 2019. In February 2020, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.
October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019. In May 2020, an EIR was issued by the US FDA indicating the closure of the audit.
February 2020	Formulations Srikakulam Plant (SEZ) Unit I	No observations were noted. In May 2020, an EIR was issued by the US FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
February 2020	Formulations manufacturing facility at Bachupally, Hyderabad (FTO Unit III)	One observation was noted. The Company responded to the observation in March 2020. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.
February 2020	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	No observation was noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
March 2020	API manufacturing Plant at Miryalaguda, Nalgonda	Three observations were noted. The Company responded to the observations in March 2020. In April 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.
April 2021	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. EIR/Remote Record Review Summary was received on 10 August 2021 and the U.S. FDA concluded that this remote record review is closed.
October 2021	Formulations manufacturing facilities (Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)) at Duvvada, Visakhapatnam, India	Eight observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.

2.38 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on 29 July 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which holds 24.83% of Dr. Reddy's Laboratories Limited into the Company (the "Scheme"). This Scheme was subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal, Hyderabad Bench ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme would lead to simplification of the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme were borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, would be borne directly by the Promoters.

During the fiscal year ended 31 March 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the NCLT, Hyderabad Bench vide its Order dated 5 April 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 ('Effective Date'). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares face value of ₹ 5 each held by DRHL in the share capital of the Company have been cancelled and an equivalent 41,325,300 number of equity shares of face value ₹ 5 each have been allotted to the shareholders of DRHL. There is no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.39 Business Transfer Agreement with Wockhardt Limited

In February 2020, the Company signed a Business Transfer Agreement ("BTA") with Wockhardt Limited ("Wockhardt") to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of ₹ 18,500.

The business consists of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio was to be transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the "Business Undertaking"). The transaction involved 2,051 employees engaged in operations of the acquired Business Undertaking.

As of 31 March 2020, the acquisition of this Business Undertaking was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for in the year ended 31 March 2020.

Due to the COVID-19 pandemic and the consequent government restrictions, there has been a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March and April 2020. Accordingly, through an amendment to the BTA, the Company and Wockhardt agreed that the consideration shall now be upto ₹ 18,500, to be paid as per the following terms:

a) an amount of ₹ 14,830 to be paid on the date of closing;

b) an amount of ₹ 670 to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities;

c) an amount of ₹ 3,000 (the "Holdback Amount") which shall be released as follows:

- If the revenue from sales of the products forming part of the Business Undertaking during the twelve (12) months post-closing exceeds ₹ 4,800, the Company will be required to pay to Wockhardt an amount equal to two (2) times the amount by which the revenue exceeds ₹ 4,800, subject to the maximum of the Holdback Amount.

The acquisition was in line with the Company's strategic focus on India and has paved a path for accelerated growth and leadership in the domestic Indian market. The Company believes that the acquired Business Undertaking offers to strengthen the Company's pharmaceutical portfolio and products in the Indian market.

The transaction was completed on 10 June 2020.

The Company has accounted for the transaction under Ind AS 103, "Business Combinations".

As of 30 June 2020, the purchase price allocation was preliminary.

During the three months ended 30 September 2020, the Company completed the purchase price allocation. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	14,990
Payment through Escrow account	564
Contingent consideration (Holdback Amount)	561
Total consideration	**16,115**
Assets acquired	
Goodwill	530
Property, plant and equipment	373
Product related intangibles	14,888
Inventories	466
Other assets	245
Liabilities assumed	
Employee benefits (Gratuity- ₹ 70 and compensated absences- ₹ 75)	(145)
Refund liability	(242)
Total net assets	**16,115**

The total goodwill of ₹ 530 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired. Acquisition related costs amounted to ₹ 60 and were excluded from the consideration transferred and were recognised as expense under "Selling and other expenses" in the Statement of profit and loss for the year ended 31 March 2021.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.39 Business Transfer Agreement with Wockhardt Limited (continued)

The fair value of the contingent consideration of ₹ 561 was estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 113, "Fair Value Measurement" refers to as Level 3 inputs. The significant unobservable inputs in the valuation is the estimated sales forecast. During the year ended 31 March 2021, the Company, after taking into account the revenue of the products until twelve months post-closing (9 June 2021), re-measured the contingent consideration to ₹ 420.

As on 31 March 2022 the outstanding amount of contingent consideration is ₹ 194.

The amount of revenue included in the Statement of profit and loss for the year ended 31 March 2021 pertaining to the acquired business since 10 June 2020 is ₹ 3,887 and for the year ended 31 March 2022 is ₹ 5,474.

The acquired business has been integrated into the Company's existing activities and it is not practicable to identify the impact on the Company profit in the year.

2.40 Restructuring of pharmaceutical services business

The Board of Directors of the Company, in their meeting held on 27 March 2020, had approved the plan for restructuring of the Company's pharmaceutical services business that involves setting up a wholly owned subsidiary and transferring the all tangible and intangible assets, contracts, permission, consents, rights, registrations, personnel and employees, other assets and liabilities on a slump sale basis (an Indian tax law concept which refers to the transfer of a business as a going concern without values being assigned to individual assets and liabilities) to the newly incorporated wholly owned subsidiary. During the year ended 31 March 2021, the Company sold contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company. This sale was done by way of slump sale (as defined under section 2(42C) of Indian Income Tax Act,1961) including all related property, plant and equipment, current assets, current liabilities, and transfer of employees.

As the transaction is between the Company and its subsidiaries, no further disclosures are made in this regard.

2.41 Property, plant and equipment and other intangible assets used for research and development (included in note 2.1 and note 2.4)

Particulars	Gross carrying value				Accumulated depreciation/amortisation				Net carrying value	
	As at 1 April 2021	Additions[a]	Disposals [b]	As at 31 March 2022	As at 1 April 2021	For the year[a]	Disposals [b]	As at 31 March 2022	As at 31 March 2022	As at 31 March 2021
Property, plant and equipment										
Land	70	-	-	70	-	-	-	-	70	70
Buildings	1,115	2	(13)	1,104	445	43	-	488	616	670
Plant and equipment	6,341	665	(135)	6,871	4,321	545	(111)	4,755	2,116	2,020
Furniture and fixtures	206	3	-	209	179	10	-	189	20	27
Office equipment	400	43	(13)	430	343	37	(13)	367	63	57
Total (A)	**8,132**	**713**	**(162)**	**8,684**	**5,288**	**635**	**(124)**	**5,799**	**2,885**	**2,844**
Intangible assets										
Softwares	256	17	-	273	219	18	-	237	36	37
Others	104	-	-	104	44	-	-	44	60	60
Total (B)	**360**	**17**	**-**	**377**	**263**	**18**	**-**	**280**	**96**	**97**
Total (A+B)	**8,492**	**730**	**(162)**	**9,061**	**5,551**	**653**	**(124)**	**6,079**	**2,981**	**2,941**
Previous year	8,664	562	(734)	8,492	5,504	612	(565)	5,551	2,941	

(a) Additions include transfers from non-research and development group to research and development group. The gross carrying value of such transferred assets is ₹ 5 (31 March 2021: ₹ 34) and accumulated depreciation/amortisation is ₹ 4 (31 March 2021: ₹ 16).

(b) Disposals include transfers from research and development group to non-research and development group. The gross carrying value of such transferred assets is ₹ 60 (31 March 2021: ₹ 62) and accumulated depreciation/amortisation is ₹ 39 (31 March 2021: ₹ 38).

The Company has also incurred capital expenditure of ₹ 103 towards research and development expenditure lying in Capital work in progress as on 31 March 2022.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.42. Ratio Analysis and its elements

Ratio	Numerator	Denominator	31 March 2022	31 March 2021	Variance (in %)
Current ratio	Current Assets	Current Liabilities	2.23	2.40	(7.06)
Debt- Equity Ratio	Total Debt	Shareholder's Equity	0.12	0.07	68.19[4]
Debt Service Coverage ratio	Earnings for debt service[1]	Debt service[2]	27.04	5.59	383.55[5]
Return on Equity ratio	Net Profits after taxes	Average Shareholder's Equity	0.09	0.14	(32.22)[6]
Inventory Turnover ratio	Cost of goods sold	Average Inventory	1.64	1.65	(0.58)
Trade Receivable Turnover Ratio	Revenue	Average Trade Receivable	3.19	3.00	6.26
Trade Payable Turnover Ratio	Net credit purchases	Average Trade Payables	3.71	3.95	(6.06)
Net Capital Turnover Ratio	Revenue	Working capital	1.94	2.09	(7.39)
Net Profit ratio	Net Profit	Revenue	11.27%	16.38%	(31.20)[6]
Return on Capital Employed	Earnings before interest and taxes	Capital Employed[3]	12.30%	19.82%	(37.92)[6]
Return on Investment	Income generated from investments	Time weighted average investments	4.83%	5.26%	(8.11)

[1] *Net profit after taxes + non-cash and non-operating expenses + Interest + Other adjustments like loss on sale of fixed assets etc.*

[2] *Interest + lease payments + principal repayments.*

[3] *Tangible Net Worth + total debt.*

[4] *Increase in current borrowings.*

[5] *During FY 2021, debt service includes repayment of long-term borrowings.*

[6] *Price erosion and increase in selling and other expenses resulted in reduction in margins.*

2.43 Other Statutory Information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami property.

(ii) The Company does not have any transactions with struck off companies

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period,

(iv) The Company has not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company has not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries

(vi) The Company has not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries,

(vii) The Company has not entered in to any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(viii) The Company has not been declared as wilful defaulter by any bank or financial institution or other lender.

(ix) The Company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(x) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(xi) The Company does not have any borrowings from banks or financial institutions against security of its current assets.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.44 Subsequent events

Please refer to notes 2.9, 2.20 and 2.38 of these financial statements for the details of subsequent events relating to the proposed dividend, contingencies and Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited, respectively.

In addition to the above, on 1 April 2022, the Company has entered into an agreement with Novartis AG to acquire the cardiovascular brand Cidmus® in India. Under the agreement, the Company completed the acquisition of the Cidmus® trademark in India from Novartis AG for a consideration of US$ 61 million.

2.45 Amounts for previous year have been regrouped / reclassified wherever considered necessary.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 19 May 2022

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Dr. Reddy's Laboratories Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Dr. Reddy's Laboratories Limited (hereinafter referred to as "the Holding Company"), its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group") and its joint ventures comprising of the consolidated Balance sheet as at 31 March 2022, the consolidated Statement of Profit and Loss, including other comprehensive income, the consolidated Cash Flow Statement and the consolidated Statement of Changes in Equity for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, the aforesaid consolidated financial statements give the information required by the Companies Act, 2013, as amended ("the Act") in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group and joint ventures as at 31 March 2022, their consolidated profit including other comprehensive income, their consolidated cash flows and the consolidated statement of changes in equity for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the 'Auditor's Responsibilities for the Audit of the Consolidated Financial Statements' section of our report. We are independent of the Group and its joint ventures in accordance with the 'Code of Ethics' issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the financial year ended 31 March 2022. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of audit procedures performed by us and by other auditors of components not audited by us, as reported by them in their audit reports furnished to us by the management, including those procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matters	How our audit addressed the key audit matter
Assessment of carrying value of intangible assets, intangible assets under development and goodwill *(as described in note 1.3(g) and 1.3(j) of the significant accounting policies, and note 2.3, 2.4 and 2.5 for details and movement in goodwill, other intangible assets and intangible assets under development respectively in the consolidated financial statements)*	
As at 31 March 2022, the Group has intangible assets, including intangible assets under development, of ₹ 27,011 million and goodwill of ₹ 5,473 million. The carrying value of these intangible assets are based on future cash flows and there is a risk that the assets may be impaired if cash flows are not in line with projections. Valuation of goodwill and intangible assets is subject to management's assessment of recoverable amount, being the higher of the value in use and fair value less costs to sell, involving significant judgment and are based on number of variables and estimates including projection of future sales, operating costs and profit margins; appropriate discount rate and terminal value growth rate; and probability of technical and regulatory success factors in applying discounted cash flow valuation methodology. As the assessment of recoverable amount involves significant degree of management judgement, we have identified this a key audit matter.	**Our audit procedures, among others included the following:** • We evaluated the design and tested the operating effectiveness of the Group's controls in assessing the recoverable value of goodwill, intangible assets and intangible assets under development. • We assessed the Group's methodology applied in determining the CGUs to which these assets are allocated. • We tested the estimated recoverable value of these assets and assessed the methodologies used by management in deriving the recoverable value and tested the significant assumptions and the underlying data used by the Group in its analyses. • We compared the significant assumptions to current industry, market and economic trends, to the Group's historical data. • We performed sensitivity analyses of the significant assumptions to evaluate the potential change in the recoverable values of these assets resulting from hypothetical changes in underlying assumptions. We also assessed the recoverable value headroom by performing sensitivity testing of key assumptions used. • We tested the arithmetical accuracy of the models.
Contingencies, including litigations and tax *(as described in note 1.3(m) of the significant accounting policies, and note 2.33 (A) containing details of contingencies in the consolidated financial statements)*	

INDEPENDENT AUDITOR'S REPORT (CONTINUED)

Key audit matters	How our audit addressed the key audit matter
The Company and certain of its subsidiaries are involved in disputes, lawsuits, claims, anti-trust, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent, tax and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. The Group assisted by their external legal counsel assesses the need to make provision or disclose a contingency on a case-to-case basis considering the underlying facts of each litigation. This area is significant to our audit, since the accounting and disclosure for contingent legal and tax liabilities is complex and judgmental (due to the difficulty in predicting the outcome of the matter and estimating the potential impact if the outcome is unfavourable), and the amounts involved are, or can be, material to the consolidated financial statements.	**Our audit procedures, among others included the following:** • We evaluated the design and tested the operating effectiveness of controls relating to identification and evaluation of claims, proceedings and investigations at different levels in the Group, and the measurement of provisions for disputes, potential claims and litigation, contingent liabilities and disclosures. • We obtained a list of ongoing litigations from the Group's in-house legal counsel. We selected a sample of litigations based on materiality and performed inquiries with the said counsel on the legal evaluation of these litigations. We compared the evaluation with the provision or disclosure in the consolidated financial statements. We tested the underlying computation of the management in relation to the measurement of provision or the contingency. • We obtained legal letters from the Group's external legal advisors with respect to the matters included in the summary. Where appropriate, we examined correspondences connected with the cases. • We inspected relevant communication with tax authorities. • We involved tax experts in assessing the nature and amount of material tax positions and assessed the technical merits based on the correspondence and assessments from the relevant tax authorities. • We also evaluated the disclosures made in the consolidated financial statements.
Rebates, discounts, chargebacks, and other deductions in Revenue *(as described in note 1.3(n) of the significant accounting policies of consolidated financial statements and note 2.14 of the consolidated financial statements)*	
Revenue is recognised net of accrual for chargeback, rebates, sales returns and discounts, etc. The estimates relating to these accruals are important given the significance of revenue and also considering the distinctive terms of arrangement with customers. These estimates are complex and requires significant judgement and estimation by the Company for establishing an appropriate accrual. Accuracy of revenues may deviate on account of change in judgements and estimates. Accordingly, the same has been considered as a key audit matter.	**Our audit procedures, among others included the following:** • We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the sales deduction processes. • We also tested management's controls over the methods for making estimates, data and assumptions of the estimates used to calculate the sales deductions. • We tested management's estimated sales deductions and obtained management's calculations for the respective estimates. We tested management's estimates over the determination of sales deductions accruals by comparing the rates used in management's estimate to rates in the underlying contracts and historical sales deductions data. • We compared the assumptions to contracted prices, historical rebates, discounts, allowances and returns, as applicable to current payment trends. • We also considered the historical accuracy of the management's estimates in prior years and assessed the estimated amounts, we evaluated trends in actual sales and discount accrual balances. • We also tested the underlying data used in management's calculations for accuracy and completeness and verified source data supporting the inventory levels, rebate claims paid subsequent to period end, the historical sales and sales return levels and volume discounts settled during the period. • We tested recording of revenue in appropriate period which included the following procedures: ◦ Performed trend analysis over sales levels as compared to previous periods; ◦ Tested management's monitoring process over distributors' stocking levels; ◦ Verified sample sales transactions near period-end.

Other Information

The Holding Company's Board of Directors is responsible for the other information. The other information comprises, Statutory reports, Management discussion and analysis, corporate governance and Board's report included in the Annual report, which we obtained prior to the date this auditor's report and Corporate Overview and letter from Chairman and Co-Chairman included in the Annual report, which is expected to be made available to us after that date. The other information does not include the Standalone financial statements, Consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

The Holding Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated statement of changes in equity of the Group and joint ventures in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. The respective Board of Directors of the companies included in the Group and its joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and of its joint ventures and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and its joint ventures are responsible for assessing the ability of the Group and of its joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are also responsible for overseeing the financial reporting process of the Group and of its joint ventures.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Holding Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its joint ventures to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group of which we are the independent auditors and whose financial information we have audited, to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

INDEPENDENT AUDITOR'S REPORT (CONTINUED)

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the financial year ended 31 March 2022 and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

a) We did not audit the financial statements and other financial information, in respect of two subsidiaries, whose financial statements include total assets of ₹ 27,526 million as at 31 March 2022, and total revenues of ₹ 29,238 million and net cash inflows of ₹ 416 million for the year ended on that date. These financial statement and other financial information have been audited by other auditors, which financial statements, other financial information and auditor's reports have been furnished to us by the management. Our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, and our report in terms of sub-sections (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries, is based solely on the report(s) of such other auditors.

   These subsidiaries are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company's management has converted the financial statements of such subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company's management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

b) Our opinion above on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements and other financial information certified by the Management.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2020 ("the Order"), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, based on our audit and on the consideration of the reports of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies and joint venture incorporated in India, we give in the "Annexure 1" a statement on the matters specified in paragraph 3(xxi) of the Order.

2. As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries, as noted in the 'other matter' paragraph we report, to the extent applicable, that:

   (a) We/the other auditors whose report we have relied upon have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements;

   (b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidation of the financial statements have been kept so far as it appears from our examination of those books and reports of the other auditors;

   (c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the books of account maintained for the purpose of preparation of the consolidated financial statements;

   (d) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

   (e) On the basis of the written representations received from the directors of the Holding Company as on 31 March 2022 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies and joint ventures incorporated in India, none of the directors of the Group's companies and its joint ventures, incorporated in India, is disqualified as on 31 March 2022 from being appointed as a director in terms of Section 164 (2) of the Act;

   (f) With respect to the adequacy and operating effectiveness of the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiary companies and joint ventures, incorporated in India, refer to our separate Report in "Annexure 2" to this report;

(g) In our opinion and based on the consideration of reports of other statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies and joint ventures incorporated in India, the managerial remuneration for the year ended 31 March 2022 has been paid / provided by the Holding Company, its subsidiaries and joint ventures incorporated in India to their directors in accordance with the provisions of section 197 read with Schedule V to the Act;

(h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the other auditors who are appointed under Section 139 of the Act, of its subsidiary companies and joint venture incorporated in India, as noted in 'Other matter' paragraph:

i. The consolidated financial statements disclose the impact of pending litigations on its consolidated financial position of the Group in its consolidated financial statements – Refer Note 2.33 (A) to the consolidated financial statements;

ii. Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.31 to the consolidated financial statements.

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company, its subsidiaries and joint venture incorporated in India during the year ended 31 March 2022.

iv. a) The respective managements of the Holding Company and its subsidiaries and joint ventures which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries and joint ventures respectively that, to the best of its knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Holding Company or any of such subsidiaries and joint venture to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the respective Holding Company or any of such subsidiaries and joint venture ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

b) The respective managements of the Holding Company and its subsidiaries and joint ventures which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries and joint ventures respectively that, to the best of its knowledge and belief, no funds have been received by the respective Holding Company or any of such subsidiaries and joint ventures from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Holding Company or any of such subsidiaries and joint ventures shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us and that performed by the auditors of the subsidiaries, and joint ventures which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor's notice that has caused us or the other auditors to believe that the representations under sub-clause (a) and (b) contain any material mis-statement.

v. The final dividend paid by the Holding Company, during the year in respect of the same declared for the previous year is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

As stated in note 2.10 to the consolidated financial statements, the Board of Directors of the Holding Company have proposed final dividend for the year which is subject to the approval of the members ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 22213271AJFMUH6455
Place of Signature: Hyderabad
Date: 19 May 2022

ANNEXURE '1' REFERRED TO IN PARAGRAPH UNDER THE HEADING "REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS" OF OUR REPORT OF EVEN DATE

Re: Dr. Reddy's Laboratories Limited ("the Holding Company")

In terms of the information and explanations sought by us and given by the company and the books of account and records examined by us in the normal course of audit and to the best of our knowledge and belief, we state that:

xxi There are no qualifications or adverse remarks by the respective auditors in the Companies (Auditors Report) Order (CARO) reports of the companies included in the consolidated financial statements. Accordingly, the requirement to report on clause 3(xxi) of the Order is not applicable to the Holding Company.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 22213271AJFMUH6455
Place of Signature: Hyderabad
Date: 19 May 2022

ANNEXURE '2' TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE CONSOLIDATED FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMITED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

In conjunction with our audit of the consolidated financial statements of Dr. Reddy's Laboratories Limited (hereinafter referred to as the "Holding Company") as of and for the year ended 31 March 2022, we have audited the internal financial controls with reference to consolidated financial statements of the Holding Company and its subsidiaries (the Holding Company and its subsidiaries together referred to as "the Group") and its joint ventures, which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The respective Board of Directors of the companies included in the Group and its joint ventures, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Holding Company's internal financial controls with reference to consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") and the Standards on Auditing, specified under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls, both, issued by ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements.

Meaning of Internal Financial Controls With Reference to Consolidated Financial Statements

A company's internal financial control with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls With Reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ANNEXURE '2' TO THE INDEPENDENT AUDITOR'S REPORT OF EVEN DATE ON THE CONSOLIDATED FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMTED (CONTINUED)

Opinion

In our opinion, the Group and its joint ventures, which are companies incorporated in India, have, maintained in all material respects, adequate internal financial controls with reference to consolidated financial statements and such internal financial controls with reference to consolidated financial statements were operating effectively as at 31 March 2022, based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other Matters

Our report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to consolidated financial statements of the Holding Company, in so far as it relates to the subsidiary companies and joint ventures, which are companies incorporated in India, is based on the corresponding reports of the auditors of such subsidiaries and joint ventures incorporated in India.

For **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership Number: 213271
UDIN: 22213271AJFMUH6455
Place of Signature: Hyderabad
Date: 19 May 2022

CONSOLIDATED BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	As at 31 March 2022	As at 31 March 2021
Assets			
Non-current assets			
Property, plant and equipment	2.1	48,869	47,322
Capital work-in-progress	2.2	12,796	9,539
Goodwill	2.3	5,473	5,599
Other intangible assets	2.4	26,873	29,136
Intangible assets under development	2.5	138	6,112
Investment in equity accounted investees	2.6	4,318	3,375
Financial assets			
Investments	2.7 A	1,668	4,958
Trade receivables	2.7 B	54	118
Other financial assets	2.7 C	2,773	768
Deferred tax assets, net	2.30	12,770	10,686
Tax assets, net		3,285	2,745
Other non-current assets	2.8 A	629	307
		119,646	**120,665**
Current assets			
Inventories	2.9	50,884	45,412
Financial assets			
Investments	2.7 A	20,173	13,785
Trade receivables	2.7 B	66,764	49,641
Derivative financial instruments	2.31	1,906	1,218
Cash and cash equivalents	2.7 D	14,852	14,829
Other bank balances	2.7 E	9,340	5,959
Other financial assets	2.7 C	1,574	1,858
Other current assets	2.8 B	12,330	12,650
Total current assets before assets held for sale		**177,823**	**145,352**
Assets held for sale	2.1	-	151
		177,823	**145,503**
Total assets		**297,469**	**266,168**
Equity and Liabilities			
Equity			
Equity share capital	2.10	832	832
Other equity		191,292	175,585
		192,124	**176,417**
Liabilities			
Non-current liabilities			
Financial Liabilities			
Borrowings	2.11 A	3,800	3,800
Lease liabilities	2.11 C	1,946	2,499
Provisions	2.12 A	258	508
Deferred tax liabilities, net	2.30	14	289
Other non-current liabilities	2.13 A	1,669	1,617
		7,687	**8,713**
Current liabilities			
Financial Liabilities			
Borrowings	2.11 B	27,082	23,145
Lease liabilities	2.11 C	1,017	864
Trade payables	2.11 E		
Total outstanding dues of micro enterprises and small enterprises		125	158
Total outstanding dues of creditors other than micro enterprises and small enterprises		22,537	17,951
Derivative financial instruments	2.31	479	326
Other financial liabilities	2.11 D	24,832	23,417
Liabilities for current tax, net		5,442	1,388
Provisions	2.12 B	5,866	5,015
Other current liabilities	2.13 B	10,278	8,774
		97,658	**81,038**
Total equity and liabilities		**297,469**	**266,168**

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy — Chairman, DIN: 00129701
G V Prasad — Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli — Chief Executive Officer
Parag Agarwal — Chief Financial Officer
K Randhir Singh — Company Secretary

Place : Hyderabad
Date : 19 May 2022

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Note	For the year ended 31 March 2022	For the year ended 31 March 2021
Income			
Sales	2.14	205,144	184,202
Service income and License fees	2.14	9,247	5,520
Other operating income	2.15	1,061	753
Total revenue from operations		215,452	190,475
Other income	2.16	4,844	2,914
Total income		220,296	193,389
Expenses			
Cost of materials consumed		43,124	42,958
Purchase of stock-in-trade		34,837	25,736
Changes in inventories of finished goods, work-in-progress and stock-in-trade	2.17	(3,539)	(7,905)
Employee benefits expense	2.18	38,858	36,299
Depreciation and amortisation expense	2.19	11,652	12,288
Impairment of non-current assets		9,304	6,768
Finance costs	2.20	958	970
Selling and other expenses	2.21	55,191	47,920
Total expenses		190,385	165,034
Profit before tax and share of equity accounted investees		29,911	28,355
Share of profit of equity accounted investees, net of tax		703	480
Profit before tax		30,614	28,835
Tax expense	2.30		
Current tax		11,013	8,172
Deferred tax		(2,224)	1,147
Profit for the year		21,825	19,516
Other comprehensive income (OCI)			
A. (I) Items that will not be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		(3,534)	4,243
(b) Actuarial loss on post-employment benefit obligations		(34)	(216)
(II) Tax impact on above items		305	(220)
		(3,263)	3,806
B. (I) Items that will be reclassified subsequently to profit or loss			
(a) Changes in the fair value of financial instruments		-	7
(b) Foreign currency translation adjustments		(229)	783
(c) Effective portion of changes in fair value of cash flow hedges, net		882	1,123
(II) Tax impact on above items		(288)	(319)
		365	1,594
Total other comprehensive income/(loss) for the year, net of tax		(2,898)	5,400
Total comprehensive income for the year		18,927	24,916
Profit for the year			
Attributable to:			
Equity holders of the parent		21,825	19,516
Non-controlling interests		-	-
Total comprehensive income for the year			
Attributable to:			
Equity holders of the parent		18,927	24,916
Non-controlling interests		-	-
Earnings per share:	2.24		
Basic earnings per share of ₹ 5/- each		131.57	117.67
Diluted earnings per share of ₹ 5/- each		131.21	117.34

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 19 May 2022

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital	Other components of equity													Total equity
		Reserves and surplus									Other comprehensive income				
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Special economic zone re-investment reserve[7]	Debenture Redemption Reserve[8]	Retained earnings	Cash flow hedge reserve[9]	FVTOCI**[10]	Remeasurements of the net defined benefits plan[11]	Foreign currency translation reserve[12]	
Balance as at 1 April 2021 (A)	832	(1,967)	6,308	1,266	267	173	20,374	1,326	-	142,395	241	430	(197)	4,969	176,417
Profit for the year	-	-	-	-	-	-	-	-	-	21,825	-	-	-	-	21,825
Net change in fair value of FVTOCI** equity instruments and debt instruments, net of tax benefit of ₹ 293	-	-	-	-	-	-	-	-	-	-	-	(3,241)	-	-	(3,241)
Foreign currency translation adjustments, net of tax benefit of ₹ 0*	-	-	-	-	-	-	-	-	-	-	-	-	-	(229)	(229)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of ₹ 288 (Refer note 2.31)	-	-	-	-	-	-	-	-	-	-	594	-	-	-	594
Actuarial loss on post-employment benefit obligations, net of tax benefit of ₹ 12 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	-	-	(22)	-	(22)
Total comprehensive income (B)	-	-	-	-	-	-	-	-	-	21,825	594	(3,241)	(22)	(229)	18,927
Transactions with owners of the Company															
Contributions and distributions															
Issue of equity shares on exercise of options (Refer note 2.10)	-*	366	393	(425)	-	-	-	-	-	-	-	-	-	-	334
Share-based payment expense (Refer note 2.29)	-	-	-	592	-	-	-	-	-	-	-	-	-	-	592
Dividend paid	-	-	-	-	-	-	-	-	-	(4,146)	-	-	-	-	(4,146)
Total contributions and distributions	-	366	393	167	-	-	-	-	-	(4,146)	-	-	-	-	(3,220)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	-	366	393	167	-	-	-	-		(4,146)	-	-	-	-	(3,220)
Transfer to debenture redemption reserve	-	-	-	-	-	-	-	-	304	(304)	-	-	-	-	-
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	(571)	-	571	-	-	-	-	-
Total (D)	-	-	-	-	-	-	-	(571)	304	267	-	-	-	-	-
Balance as at 31 March 2022 [(A)+(B)+(C)+(D)]	832	(1,601)	6,701	1,433	267	173	20,374	755	304	160,341	835	(2,811)	(219)	4,740	192,124

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	Equity share capital	Other components of equity													Total equity
		Reserves and surplus									Other comprehensive income				
		Treasury shares[1]	Securities premium[2]	Share-based payment reserve[3]	Capital reserve[4]	Capital redemption reserve[5]	General reserve[6]	Special economic zone re-investment reserve[7]	Debenture Redemption Reserve[8]	Retained earnings	Cash flow hedge reserve[9]	FVTOCI** [10]	Remeasurements of the net defined benefits plan[11]	Foreign currency translation reserve[12]	
Balance as at 1 April 2020 (A)	831	(1,006)	5,916	1,038	267	173	20,374	-	-	128,349	(563)	(3,523)	(54)	4,186	155,988
Profit for the year	-	-	-	-	-	-	-	-	-	19,516	-	-	-	-	19,516
Net change in fair value of FVTOCI** equity instruments and debt instruments, net of tax expense of ₹ 293	-	-	-	-	-	-	-	-	-	-	-	3,956	-	-	3,956
Transfer on disposal of equity instruments classified as FVTOCI**	-	-	-	-	-	-	-	-	-	3	-	(3)	-	-	-
Foreign currency translation adjustments, net of tax benefit of ₹ 0*	-	-	-	-	-	-	-	-	-	-	-	-	-	783	783
Effective portion of changes in fair value of cash flow hedges, net of tax expense of ₹ 319 (Refer note 2.31)	-	-	-	-	-	-	-	-	-	-	804	-	-	-	804
Actuarial loss on post-employment benefit obligations, net of tax benefit of ₹ 73 (Refer note 2.28)	-	-	-	-	-	-	-	-	-	-	-	-	(143)	-	(143)
Total comprehensive income (B)	-	-	-	-	-	-	-	-	-	19,519	804	3,953	(143)	783	24,916
Transactions with owners of the Company															
Contributions and distributions															
Issue of equity shares on exercise of options (Refer note 2.10)	1	232	392	(356)	-	-	-	-	-	-	-	-	-	-	269
Share-based payment expense (Refer note 2.29)	-	-	-	584	-	-	-	-	-	-	-	-	-	-	584
Purchase of treasury shares	-	(1,193)	-	-	-	-	-	-	-	-	-	-	-	-	(1,193)
Dividend paid	-	-	-	-	-	-	-	-	-	(4,147)	-	-	-	-	(4,147)
Total contributions and distributions	1	(961)	392	228	-	-	-	-	-	(4,147)	-	-	-	-	(4,487)
Changes in ownership interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total transactions with owners of the Company (C)	1	(961)	392	228	-	-	-	-	-	(4,147)	-	-	-	-	(4,487)
Transfer to special economic zone re-investment reserve	-	-	-	-	-	-	-	1,402	-	(1,402)	-	-	-	-	-
Transfer from special economic zone re-investment reserve on utilization	-	-	-	-	-	-	-	(76)	-	76	-	-	-	-	-
Total (D)	-	-	-	-	-	-	-	1,326	-	(1,326)	-	-	-	-	-
Balance as at 31 March 2021 [(A)+(B)+(C)+(D)]	832	(1,967)	6,308	1,266	267	173	20,374	1,326	-	142,395	241	430	(197)	4,969	176,417

* *Rounded off to millions*

** *FVTOCI represents fair value through other comprehensive income.*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

[1] *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. Refer to note 2.29 of these consolidated financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

[2] *Securities premium reserve is used to record the premium on issue of shares. The reserve is utilised in accordance with the provisions of Section 52 of the Companies Act, 2013.*

[3] *Share-based payment reserve is used to recognise the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to note 2.29 for further details of these plans.*

[4] *The Company recognises profit or loss on purchase, sale, issue or cancellation of the Company's own equity instruments to capital reserve.*

[5] *As per Companies Act, 2013, capital redemption reserve is created when company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve is utilised in accordance with the provisions of Section 69 of the Companies Act, 2013.*

[6] *The general reserve is a free reserve which is used from time to time to transfer profits from retained earnings for appropriation purposes. As the general reserve is created by a transfer from one component of equity to another and is not an item of other comprehensive income, items included in the general reserve will not be reclassified subsequently to consolidated statement of profit and loss.*

[7] *The Company has created a Special Economic Zone ("SEZ") Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilised by the Company for acquiring Plant and Machinery in accordance with Section 10AA(2) of such Act.*

[8] *The Company has created a Debenture Redemption Reserve out of profits of its subsidiary issuing debentures in accordance with the terms of Section 18(7)(iv) & 18(7)(v) AA(1) of the of Companies (Share Capital and Debentures) Rules, 2014. This reserve is to be utilised by the Company for payment of dividend and redemption of debentures.*

[9] *The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of designated portion of hedging instruments entered into for cash flow hedges. Such gains or losses will be reclassified to consolidated statement of profit and loss in the period in which the hedged transaction occurs.*

[10] *This reserve represents mark to market gain or loss on financial assets classified as FVTOCI. Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to profit and loss account or retained earnings upon disposal of the investment.*

[11] *Remeasurements of the net defined benefits plan reserve comprises the cumulative net gains/ losses on actuarial valuation of post-employment obligations. Refer note 2.28 for further details.*

[12] *The exchange differences arising from the translation of financial statements of foreign operations with functional currency other than Indian rupees is recognised in other comprehensive income, net of taxes and is presented within equity in the foreign currency translation reserve.*

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 19 May 2022

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Cash flows from/(used in) operating activities		
Profit before tax	30,614	**28,835**
Adjustments for:		
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(277)	(557)
Depreciation and amortisation expense	11,652	12,288
Impairment of non-current assets	9,304	6,768
Allowance for credit losses (on trade receivables and other advances)	70	230
(Profit)/loss on sale/disposal of property, plant and equipment and other intangible assets, net	(1,119)	42
Share of profit of equity accounted investees	(703)	(480)
Foreign exchange (gain)/loss, net	(758)	1,853
Interest income	(965)	(826)
Finance costs	958	970
Equity settled share-based payment expense	592	584
Dividend income	-	-*
Changes in operating assets and liabilities:		
Trade and other receivables	(17,012)	2,081
Inventories	(5,328)	(9,881)
Trade and other payables	4,412	2,861
Other assets and other liabilities, net	4,105	(3,349)
Cash generated from operations	35,545	**41,419**
Income tax paid, net	(7,437)	(5,716)
Net cash from operating activities	28,108	**35,703**
Cash flows from/(used in) investing activities		
Expenditures on property, plant and equipment	(14,660)	(9,741)
Proceeds from sale of property, plant and equipment	370	85
Expenditures on other intangible assets	(4,389)	(2,820)
Proceeds from sale of other intangible assets	2,946	-
Payment for acquisition of business, net of cash acquired (Refer note 2.41 and 2.42 for details)[#]	(326)	(15,514)
Purchase of investments	(88,972)	(75,418)
Proceeds from sale of investments	77,771	79,528
Interest and dividend received	873	1,220
Net cash used in investing activities	(26,387)	**(22,660)**
Cash flows from/(used in) financing activities		
Proceeds from issuance of equity shares (including treasury shares)	334	269
Purchase of treasury shares	-	(1,193)
Proceeds from short-term loans and borrowings, net (Refer note 2.11 A & 2.11 B)	3,520	6,791
Proceeds from long-term loans and borrowings (Refer note 2.11 A & 2.11 B)	-	3,800
Repayment of long-term loans and borrowings (Refer note 2.11 A & 2.11 B)	-	(3,743)
Payment of principal portion of lease liabilities (Refer note 2.11 C)	(785)	(754)
Dividends paid	(4,146)	(4,147)
Interest paid	(1,345)	(1,321)
Net cash used in financing activities	(2,422)	**(298)**
Net increase/(decrease) in cash and cash equivalents	(701)	12,745
Effect of exchange rate changes on cash and cash equivalents	733	113
Cash and cash equivalents at the beginning of the year (Refer note 2.7 D)	14,820	1,962
Cash and cash equivalents at the end of the year (Refer note 2.7 D)	14,852	**14,820**

* *Rounded off to millions.*

** *FVTPL (fair value through profit or loss)*

[#] *Cash and cash equivalents acquired under business combination ₹ 11 and ₹ Nil for the periods ended 31 March 2022 and 31 March 2021, respectively.*

The accompanying notes are an integral part of consolidated financial statements.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy Chairman, DIN: 00129701
G V Prasad Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli Chief Executive Officer
Parag Agarwal Chief Financial Officer
K Randhir Singh Company Secretary

Place : Hyderabad
Date : 19 May 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1 DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

1.1 Description of the Group

Dr. Reddy's Laboratories Limited (the "parent company"), together with its subsidiaries and joint ventures (collectively, the "Company"), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients ("APIs"), Custom Pharmaceutical Services ("CPS"), generics, biosimilars and differentiated formulations.

The Company's principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company's shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

Please refer note 2.27 for list of subsidiaries, step-down subsidiaries and joint ventures of the parent company.

1.2 Basis of preparation of consolidated financial statements

a) Statement of compliance

These consolidated financial statements as at and for the year ended 31 March 2022 comply in all material aspects with the Indian Accounting Standards ("Ind AS") notified under the Companies (Indian Accounting Standards) Rules 2015, and presentation requirements of Division II of Schedule III to the Companies Act, 2013, and as amended from time to time together with the comparative period data as at and for the year ended 31 March 2021.

These consolidated financial statements have been prepared by the Company as a going concern on the basis of relevant Ind AS that are effective or elected for early adoption at the Company's annual reporting date, 31 March 2022. These consolidated financial statements were authorised for issuance by the Company's Board of Directors on 19 May 2022.

b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost convention and on an accrual basis, except for the following material items in the balance sheet:

- derivative financial instruments are measured at fair value;
- financial assets are measured either at fair value or at amortised cost, depending on the classification;
- employee defined benefit assets/(liabilities) are recognised as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;
- long-term borrowings are measured at amortised cost using the effective interest rate method;
- share-based payments are measured at fair value;
- investments in joint ventures are accounted for using the equity method;
- assets held for sale are measured at fair value;
- assets acquired and liabilities assumed as part of business combinations are measured at fair value;
- contingent consideration arising out of business combination are measured at fair value; and
- right-of-use the assets are recognised at the present value of lease payments that are not paid at that date. This amount is adjusted for any lease payments made at or before the commencement date, lease incentives received and initial direct costs, incurred, if any.

c) Use of estimates and judgements

The preparation of financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following notes:

- Note 1.3(b) — Evaluation of joint arrangements;
- Note 1.3(c) — Assessment of functional currency;
- Note 1.3(d) — Financial instruments;
- Note 1.3(e) — Business combinations and goodwill;
- Notes 1.3(f) and 1.3(g) — Useful lives of property, plant and equipment and intangible assets;
- Notes 1.3(h) – Determination of cost for right-of-use assets and lease term;
- Note 1.3(i) — Valuation of inventories;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- Note 1.3(j) — Measurement of recoverable amounts of cash-generating units;
- Note 1.3(k) — Assets and obligations relating to employee benefits;
- Note 1.3(l) — Share-based payments;
- Note 1.3(m) — Provisions and other accruals;
- Note 1.3(n) — Measurement of transaction price in a revenue transaction (sales returns, rebates and chargeback provisions);
- Note 1.3(q) — Evaluation of recoverability of deferred tax assets, and estimation of income tax payable and income tax expense in relation to uncertain tax positions; and
- Note 1.3(m) — Contingencies

d) Current and non-current classification

The Company presents assets and liabilities in the balance sheet based on current/ non-current classification. All assets and liabilities have been classified as current or non-current as per the Company's normal operating cycle and other criteria set out in the Schedule III to the Companies Act, 2013 and Ind AS 1, "*Presentation of Financial Statements*".

Assets:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within twelve months after the reporting date; or

d) it is cash or a cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting date.

Liabilities:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within twelve months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets and liabilities include the current portion of non-current assets and liabilities respectively. All other assets and liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realisation in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

1.3 Significant accounting policies:

a) New Standards adopted by the Company

On 24 July 2020, the Ministry of Corporate Affairs (MCA) has issued amendments to certain Ind AS as summarised below:

Amendments to Ind AS 1 and Ind *AS 8: Definition of Material*

The amendments provided a new definition to the word material as follows:

'Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.'

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

An information is considered to be obscured if it is communicated in a way that would have a similar effect for primary users of financial statements to omitting or misstating that information. The amendments provided examples of circumstances that may result in information being obscured.

An entity should apply the amendments prospectively for annual periods beginning on or after 1 April 2020.

The amendments to the definition of material had no impact on the consolidated financial statements of the Company.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Amendments to Ind AS 103: *Definition of a Business*

The amendments clarified the definition of a business for the purpose of identifying a business combination under Ind AS 103 "*Business Combinations*". As per the revised definition, business is 'an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities'.

A related amendment has been made to the definition of 'output' as an element of business.

The amendments include an election to use a 'concentration test'. This is a simplified assessment that would cause in an acquisition to qualify as an asset acquisition. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets.

An entity is required to apply the amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after the 1 April 2020 and to asset acquisitions that occur on or after the beginning of that period.

This amendment had no impact on the consolidated financial statements of the Company but may impact future periods should the Company enter into any business combinations.

Amendments to *Ind AS 109 and Ind AS 107: Interest Rate Benchmark Reform*

The amendments to Ind AS 109 "*Financial Instruments*" provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments to Ind AS 107 "*Financial Instruments: Disclosures*" prescribe the disclosures which entities are required to make for hedging relationships to which the reliefs as per the amendments in Ind AS 109 are applied.

These amendments are applicable for annual periods beginning on or after the 1 April 2020.

These amendments had no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments Ind AS 116: *COVID-19 related rent concessions*

Ind AS 116 has been amended to provide limited relief to lessees in respect of rent concessions arising due to COVID-19 pandemic. No relief has been allowed to the lessors.

The amendments provide a practical expedient that lessees may elect to not treat any rent concessions, provided by lessors as a direct consequence of COVID-19 pandemic, as lease modifications. However, to be eligible for this relief:

- the revised consideration for the lease should be less than or equal to the lease consideration immediately before the change;
- the rent concession should be for a period that does not extend beyond 30 June 2021 (for example, lease rents are reduced for a period upto 30 June 2021 and increased for periods thereafter); and
- there should be no substantial modification to the other terms and conditions of the lease.

Lessee should apply the amendments for annual reporting periods beginning on or after 1 April 2020. In case a lessee has not yet approved the financial statements for issue before the issuance of the amendments, then the same may be applied for annual reporting periods beginning on or after the 1 April 2019.

The aforesaid amendments had no impact on the consolidated financial statements of the Company.

b) Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 31 March 2022. Subsidiaries are all entities (including special purpose entities) that are controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. If a subsidiary of the Company uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary's financial statements in preparing the consolidated financial statements to ensure conformity with the Company's accounting policies.

Joint arrangements (equity accounted investees)

Joint arrangements are those arrangements over which the parties have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The considerations made in determining whether significant influence or joint control are similar to those necessary to determine control over the subsidiaries.

A joint arrangement is either a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

With respect to joint operations, the Company recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

Investments in joint ventures are accounted for using the equity method and are initially recognised at cost. The carrying value of the Company's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Company does not consolidate entities where the non-controlling interest ("NCI") holders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting. When the Company's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

For the purpose of preparing these consolidated financial statements, the accounting policies of joint ventures have been changed where necessary to align them with the policies adopted by the Company. Furthermore, the financial statements of the joint ventures are prepared for the same reporting period as of the Company.

Consolidation procedure

For the purpose of preparing these consolidated financial statements, intra-group transactions are consolidated using the following procedures:

Combine like items of assets, liabilities, equity, income, expenses and cash flows of the parent with those of its subsidiaries. For this purpose, income and expenses of the subsidiary are based on the amounts of the assets and liabilities recognised in the consolidated financial statements at the acquisition date.

Offset (eliminate) the carrying amount of the parent's investment in each subsidiary and the parent's portion of equity of each subsidiary.

Eliminate in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the group (profits or losses resulting from intragroup transactions that are recognised in assets, such as inventory and fixed assets, are eliminated in full). Intragroup losses may indicate an impairment that requires recognition in the consolidated financial statements.

Changes in ownership interests

Acquisition of some or all of the NCI is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the NCI is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognised as a result of such transactions.

Loss of Control

- derecognises the assets (including goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost
- derecognises the carrying amount of any non-controlling interests
- derecognises the cumulative translation differences recorded in equity
- recognises the fair value of the consideration received
- recognises the fair value of any investment retained
- recognises any surplus or deficit in profit or loss
- recognise that distribution of shares of subsidiary to Group in Group's capacity as owners
- reclassifies the parent's share of components previously recognised in OCI to profit or loss or transferred directly to retained earnings, if required by other Ind ASs as would be required if the Group had directly disposed of the related assets or liabilities.

c) **Foreign currency**

Functional and presentation currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realised from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The cash flows realised from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities within the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in the consolidated statement of profit and loss in the period in which they arise.

However, foreign currency differences arising from the translation of the following items are recognised in other comprehensive income ("OCI"):

- certain debt instruments classified as measured at FVTOCI;
- certain equity instruments where the Company had made an irrevocable election to present in OCI subsequent changes in the fair value;
- a financial liability designated as a hedge of the net investment in a foreign operation, to the extent that the hedge is effective; and
- qualifying cash flow hedges, to the extent that the hedges are effective.

When several exchange rates are available, the rate used is that at which the future cash flows represented by the transaction or balance could have been settled if those cash flows had occurred at the measurement date.

Foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of the net investment in the foreign operation and are recognised in OCI and presented within equity as foreign currency translation reserve ("FCTR").

In case of foreign operations whose functional currency is different from the parent company's functional currency, the assets and liabilities of such foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to the reporting currency at exchange rates at the reporting date. The income and expenses of such foreign operations are translated to the reporting currency at the monthly average exchange rates prevailing during the year. Resulting foreign currency differences are recognised in OCI and presented within equity as part of FCTR. When a foreign operation is disposed of, in part or in full, such that control, significant influence or joint control is lost, the relevant amount in the FCTR is reclassified to the consolidated statement of profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

d) **Financial instruments**

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (e.g., regular way trades) are recognised on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, in which case they are recognised at fair value. The Company's trade receivables do not contain any significant financing component and hence are measured at the transaction price measured under Ind AS 115 *"Revenue from Contracts with Customers"*.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Debt instruments at amortised cost;
- Debt instruments at FVTOCI;
- Debt instruments, derivatives and equity instruments at FVTPL; and
- Equity instruments measured at FVTOCI.

Debt instruments at amortised cost

A "debt instrument" is measured at the amortised cost if both the following conditions are met:

a) the asset is held within a business model whose objective is to hold assets for collecting contractual cash flows; and

b) contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method and are subject to impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in consolidated statement of profit and loss and presented in other income. The losses arising from impairment are recognised in the consolidated statement of profit and loss. This category generally applies to trade and other receivables.

Debt instrument at FVTOCI

A "debt instrument" is classified as at the FVTOCI if both of the following criteria are met:

a) the objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets; and

b) the asset's contractual cash flows represent SPPI.

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in the OCI. However, the Company recognises interest income, impairment losses and reversals and foreign exchange gain or loss in the consolidated statement of profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified to the consolidated statement of profit and loss. Interest earned while holding a FVTOCI debt instrument is reported as interest income using the effective interest rate method.

Debt instrument at FVTPL

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorisation as at amortised cost or as FVTOCI, is classified as at FVTPL.

In addition, the Company may elect to designate a debt instrument, which otherwise meets amortised cost or FVTOCI criteria, as FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as an "accounting mismatch").

Debt instruments included within the FVTPL category are measured at fair value with all changes recognised in the consolidated statement of profit and loss.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Equity investments

All equity investments within the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies, are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in OCI subsequent changes in the fair value. The Company makes such election on an instrument-by-instrument basis. The classification is made upon initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVTOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the consolidated statement of profit and loss, even on sale of investment.

However, on sale the Company may transfer the cumulative gain or loss within equity. Equity investments designated as FVTOCI are not subject to impairment assessment.

Equity instruments included within the FVTPL category are measured at fair value with all changes recognised in the consolidated statement of profit and loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Company's consolidated balance sheet) when:

- the rights to receive cash flows from the asset have expired; or
- Both (1) the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and (2) either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognise the transferred asset to the extent of the Company's continuing involvement. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Impairment of trade receivables and other financial assets

In accordance with Ind AS 109, the Company applies the expected credit loss ("ECL") model for measurement and recognition of impairment loss on trade receivables or any contractual right to receive cash or another financial asset.

For this purpose, the Company follows a "simplified approach" for recognition of impairment loss allowance on the trade receivable balances. The application of this simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

As a practical expedient, the Company uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Gains or losses on liabilities held for trading are recognised in the consolidated statement of profit and loss.

Financial liabilities designated upon initial recognition at FVTPL are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains or losses are not subsequently transferred to the consolidated statement of profit and loss.

However, the Company may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the consolidated statement of profit and loss. The Company has not designated any financial liability as FVTPL.

Loans and borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the consolidated statement of profit and loss over the period of the borrowings using the effective interest method.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the consolidated statement of profit and loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included as finance costs in the consolidated statement of profit and loss.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the consolidated statement of profit and loss.

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in US dollars, UK pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars and Euros, and foreign currency debt in US dollars, Russian roubles, South African rands, Mexican pesos, Ukrainian hryvnias and Brazilian reals.

The Company uses derivative financial instruments such as foreign exchange forward contracts, option contracts and swap contracts to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Derivatives are classified as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedges of highly probable forecasted transactions

The Company classifies its derivative financial instruments that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company's hedging reserve as a component of equity and re-classified to the consolidated statement of profit and loss as part of the hedged item in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the consolidated statement of profit and loss as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Remeasurement gain or loss on such non-derivative financial liabilities is recorded in the Company's hedging reserve as a component of equity and reclassified to the consolidated statement of profit and loss as part of the hedged item in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in OCI, remains there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in OCI is recognised immediately in the consolidated statement of profit and loss.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Hedges of recognised assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognised in the consolidated statement of profit and loss. The changes in fair value of such derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognised in the consolidated statement of profit and loss. If the hedged item is derecognised, the unamortised fair value is recognised immediately in the consolidated statement of profit and loss.

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having original maturities of three months or less from the date of investment. Bank overdrafts that are repayable on demand form an integral part of the Company's cash management and are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

e) Business combinations and goodwill

Business combinations are accounted for using the acquisition method, regardless of whether equity instruments or other assets are acquired. The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. In assessing control, potential voting rights are considered only if the rights are substantive.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The consideration transferred for the acquisition of a subsidiary is comprised of:

- fair values of the assets transferred;
- liabilities incurred to the former owners of the acquired business;
- equity interests issued by the Company;
- fair value of any asset or liability resulting from a contingent consideration arrangement; and
- fair value of any pre-existing equity interest in the subsidiary.

At the acquisition date, the identifiable assets acquired, and liabilities and contingent liabilities assumed are, with limited exceptions, measured initially at their fair values. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree's identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date. Any gains or losses arising from such re-measurement are recognised in the consolidated statement of profit and loss.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity. Amounts classified as a financial liability are subsequently re-measured to fair value, with changes in fair value recognised in the consolidated statement of profit and loss.

Goodwill is initially measured at cost, being the excess of the aggregate of:

- the consideration transferred,
- the amount of any non-controlling interest in the acquired entity, and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- the acquisition-date fair value of any previous equity interest in the acquired entity.

over the fair value of the net identifiable assets acquired.

If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in OCI and accumulated in equity as capital reserve. However, if there is no clear evidence of bargain purchase, the entity recognises the gain directly in equity as capital reserve, without routing the same through OCI.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

f) Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and other costs directly attributable to bringing the asset to a working condition for its intended use.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing cost also includes exchange differences to the extent regarded as an adjustment to the borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Capital work in progress is stated at cost, net of accumulated impairment loss, if any.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised net within "Other income/ Selling and other expense" in the consolidated statement of profit and loss.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of repairs and maintenance are recognised in the consolidated statement of profit and loss as incurred.

Items of property, plant and equipment acquired through exchange of non-monetary assets are measured at fair value, unless the exchange transaction lacks commercial substance or the fair value of either the asset received or asset given up is not reliably measurable, in which case the asset exchanged is recorded at the carrying amount of the asset given up.

Depreciation

Depreciation is recognised in the consolidated statement of profit and loss on a straight line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated but subject to impairment.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and any changes are considered prospectively.

The estimated useful lives are as follows:

Particulars	Years
Buildings	
- Factory and administrative buildings	20 to 50
- Ancillary structures	3 to 15
Plant and equipment	3 to 15
Furniture, fixtures and office equipment	3 to 10
Vehicles	4 to 5

Schedule II to the Companies Act, 2013 ("Schedule") prescribes the useful lives for various classes of tangible assets. For certain class of assets, based on the technical evaluation and assessment, the Company believes that the useful lives adopted by it best represent the period over which an asset is expected to be available for use. Accordingly, for these assets, the useful lives estimated by the Company are different from those prescribed in the Schedule.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Software for internal use, which is primarily acquired from third-party vendors and which is an integral part of a tangible asset, including consultancy charges for implementing the software, is capitalised as part of the related tangible asset. Subsequent costs associated with maintaining such software are recognised as expense as incurred. The capitalised costs are amortised over the estimated useful life of the software or the remaining useful life of the tangible fixed asset, whichever is lower.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under other non-current assets. Assets not ready for use are not depreciated but are tested for impairment.

g) **Goodwill and other intangible assets**

Recognition and measurement

Goodwill	Goodwill represents the excess of consideration transferred, together with the amount of non-controlling interest in the acquiree, over the fair value of the Company's share of identifiable net assets acquired. Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying value of the equity accounted investee.
Other intangible assets	Other intangible assets that are acquired by the Company and that have finite useful lives are measured at cost less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
Research and development	Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognised in the consolidated statement of profit and loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalised only if: • development costs can be measured reliably; • the product or process is technically and commercially feasible; • future economic benefits are probable and • the Company intends to, and has sufficient resources to complete development and to use or sell the asset. The expenditures to be capitalised include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognised in the consolidated statement of profit and loss as incurred. As at 31 March 2022, none of the development expenditure amounts has met the aforesaid recognition criteria.
Separate acquisition of intangible assets	Payments to third parties that generally take the form of up-front payments and milestones for in-licensed products, compounds and intellectual property are capitalised. The Company's criteria for capitalisation of such assets are consistent with the guidance given in paragraph 25 of Indian Accounting Standard ("Ind AS 38") (i.e., the receipt of economic benefits embodied in each intangible asset separately purchased or licensed in the transaction is considered to be probable).
In-Process Research and Development assets ("IPR&D") or Intangible assets under development	Acquired research and development intangible assets that are under development are recognised as In-Process Research and Development assets ("IPR&D") or intangible assets under development. Intangible assets under development are not amortised, but evaluated for potential impairment on an annual basis or when there are indications that the carrying value may not be recoverable. Any impairment charge on such intangible assets under development assets is recorded in the consolidated statement of profit and loss under "Impairment of non-current assets".

Subsequent expenditure

Other intangible assets	Subsequent expenditures are capitalised only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, is recognised in the consolidated statement of profit and loss as incurred.
In-Process Research and Development assets ("IPR&D") or Intangible assets under development	Subsequent expenditure on an IPR&D or intangible assets under development project acquired separately or in a business combination and recognised as an intangible asset is: • recognised as an expense when incurred, if it is a research expenditure; • recognised as an expense when incurred, if it is a development expenditure that does not satisfy the criteria for recognition as an intangible asset in paragraph 57 of Ind AS 38; and • added to the carrying amount of the acquired IPR&D asset, if it is a development expenditure that satisfies the recognition criteria in paragraph 57 of Ind AS 38.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Amortisation

Amortisation is recognised in the consolidated statement of profit and loss on a straight-line basis over the estimated useful lives of intangible assets. The amortization expense is recognised in the statement of profit and loss account in the expense category that is consistent with the function of the intangible asset. Intangible assets that are not available for use are amortised from the date they are available for use.

The estimated useful lives are as follows:

Particulars	Years
Product related intangibles	3 to 20
Other intangibles	3 to 15

The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at each reporting date. Changes in the expected useful lives or expected pattern of consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate and are treated as change in accounting estimate.

Goodwill, intangible assets relating to products in development, other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each reporting date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. All impairment losses are recognised immediately in the consolidated statement of profit and loss under "Impairment of non-current assets".

De-recognition of intangible assets

Intangible assets are de-recognised either on their disposal or where no future economic benefits are expected from their use. Losses arising on such de-recognition are recorded in the consolidated statement of profit and loss, and are measured as the difference between the net disposal proceeds, if any, and the carrying amount of respective intangible assets as at the date of de-recognition.

h) Leases

The Company assesses at contract inception whether a contract is or contains a lease, which applies, if the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. The Company recognises a right-of-use asset at the commencement date of the lease, i.e. the date the underlying asset is available for use. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments to be made over the lease term:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable
- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date
- amounts expected to be payable by the Company under residual value guarantees
- the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and
- payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Company, then the lessee's incremental borrowing rate is used. Such borrowing rate is calculated as the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and interest cost. The interest cost is charged to consolidated statement of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment comprised of the following:

- the amount of the initial measurement of lease liability
- any lease payments made at or before the commencement date less any lease incentives received
- any initial direct costs, and
- restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in consolidated statement of profit and loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

The right-of-use assets are initially recognised on the consolidated balance sheet at cost, which is calculated as the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred by the Company.

i) Inventories

Inventories are valued at the lower of cost and net realisable value.

Inventories consist of raw materials, stores and spares, work-in-progress and finished goods. The cost of all categories of inventories is based on the weighted average method. Cost includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

In the case of finished goods and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The factors that the Company considers in determining the provision for slow moving, obsolete and other non-saleable inventory include estimated shelf life, planned product discontinuances, price changes, ageing of inventory and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the inventory provision to reflect its actual experience on a periodic basis.

j) Impairment

Non-financial assets

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, an impairment test is performed each year at 31 March 2022.

The recoverable amount of an asset or cash-generating unit (as defined below) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit").

The goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised in the consolidated statement of profit and loss if the estimated recoverable amount of an asset or its cash-generating unit is lower than its carrying amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Goodwill that forms part of the carrying amount of an investment in joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in joint venture is tested for impairment as a single asset when there is objective evidence that the investment in joint venture may be impaired.

An impairment loss in respect of equity accounted investee is measured by comparing the recoverable amount of investment with its carrying amount. An impairment loss is recognised in the consolidated statement of profit and loss, and reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

k) **Employee benefits**

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Defined contribution plans

The Company's contributions to defined contribution plans are charged to the consolidated statement of profit and loss as and when the services are received from the employees.

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method consistent with the advice of qualified actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation. In countries where there is no deep market in such bonds, the market interest rates on government bonds are used. The current service cost of the defined benefit plan, recognised in the consolidated statement of profit and loss in employee benefit expense, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements. Past service costs are recognised immediately in the consolidated statement of profit and loss. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated statement of profit and loss. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions for defined benefit obligation and plan assets are recognised in OCI in the period in which they arise.

When the benefits under a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in the consolidated statement of profit and loss. The Company recognises gains or losses on the settlement of a defined benefit plan obligation when the settlement occurs.

Termination benefits

Termination benefits are recognised as an expense in the consolidated statement of profit and loss when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised as an expense in the consolidated statement of profit and loss if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Other long-term employee benefits

The Company's net obligation in respect of other long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and previous periods. That benefit is discounted to determine its present value. Re-measurements are recognised in the consolidated statement of profit and loss in the period in which they arise.

Compensated absences

The Company's current policies permit certain categories of its employees to accumulate and carry forward a portion of their unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof in accordance with the terms of such policies. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company incurs as a result of the unused entitlement that has accumulated at the reporting date. Such measurement is based on actuarial valuation as at the reporting date carried out by a qualified actuary.

l) **Share-based payments**

Equity settled share-based payment transactions

The grant date fair value of options granted to employees is recognised as an employee benefit expense in the consolidated statement of profit and loss, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and performance conditions at the vesting date. The expense is recorded for each separately vesting portion of the award as if the award was, in substance, multiple awards. The increase in equity recognised in connection with share-based payment transaction is presented as a separate component in equity under "share-based payment reserve". The amount

recognised as an expense is adjusted to reflect the actual number of stock options that vest.

Cash settled share-based payment transactions

The fair value of the amount payable to employees in respect of share-based payment transactions which are settled in cash is recognised as an expense, with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment.

The liability is re-measured at each reporting date and at the settlement date based on the fair value of the share-based payment transaction. Any changes in the liability are recognised in the consolidated statement of profit and loss.

m) Provisions

A provision is recognised in the consolidated statement of profit and loss if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Restructuring

A provision for restructuring is recognised in the consolidated statement of profit and loss when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided.

Onerous contracts

A provision for onerous contracts is recognised in the consolidated statement of profit and loss when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Reimbursement rights

Expected reimbursements for expenditures required to settle a provision are recognised in the consolidate statement of profit and loss only when receipt of such reimbursements is virtually certain. Such reimbursements are recognised as a separate asset in the balance sheet, with a corresponding credit to the specific expense for which the provision has been made.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the consolidated financial statements. A contingent asset is disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually and, if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

n) Revenue

The Company's revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue is generated from the sale of goods. The Company has generally concluded that it is the principal in its revenue arrangements.

Sale of goods

Revenue is recognised when the control of the goods has been transferred to a third party. This is usually when the title passes to the customer, either upon shipment or upon receipt of goods by the customer. At that point, the customer has full discretion over the channel and price to sell the products, and there are no unfulfilled obligations that could affect the customer's acceptance of the product.

Revenue from the sale of goods is measured at the transaction price which is the consideration received or receivable, net of returns, taxes and applicable trade discounts and allowances. Revenue includes shipping and handling costs billed to the customer.

In arriving at the transaction price, the Company considers the terms of the contract with the customers and its customary business practices. The transaction price is the amount of consideration the Company is entitled to receive in exchange for transferring promised goods or services, excluding amounts collected on behalf of third parties. The amount of consideration varies because of estimated rebates, returns and chargebacks, which are considered to be key estimates. Any amount of variable consideration is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur. The Company estimates the amount of variable consideration using the expected value method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Presented below are the points of recognition of revenue with respect to the Company's sale of goods:

Particulars	Point of recognition of revenue
Sales of generic products in India	Upon delivery of products to distributors by clearing and forwarding agents of the Company. Control over the generic products is transferred by the Company when the goods are delivered to distributors from clearing and forwarding agents.
Sales of active pharmaceutical ingredients and intermediates in India	Upon delivery of products to customers (generally formulation manufacturers), from the factories of the Company.
Export sales and other sales outside of India	Upon delivery of the products to the customers unless the terms of the applicable contract provide for specific revenue generating activities to be completed, in which case revenue is recognised once all such activities are completed.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price. The profit share is typically dependent on the business partner's ultimate net sale proceeds or net profits, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

Revenue in an amount equal to the base sale price is recognised in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognised as revenue only to the extent that it is highly probable that a significant reversal will not occur.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

Out licensing arrangements, milestone payments and royalties

Revenues include amounts derived from product out-licensing agreements. These arrangements typically consist of an initial up-front payment on inception of the license and subsequent payments dependent on achieving certain milestones in accordance with the terms prescribed in the agreement. In cases where the transaction has two or more components, the Company accounts for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue upon delivery of that component, provided that the Company can make a reasonable estimate of the fair value of the undelivered component. Otherwise, non-refundable up-front license fees received in connection with product out-licensing agreements are deferred and recognised over the balance period in which the Company has pending performance obligations. Milestone payments which are contingent on achieving certain clinical milestones are recognised as revenues either on achievement of such milestones, over the performance period depending on the terms of the contract. If milestone payments are creditable against future royalty payments, the milestones are deferred and released over the period in which the royalties are anticipated to be paid.

Royalty income earned through a license is recognised when the underlying sales have occurred.

Provision for chargeback, rebates and discounts

Provisions for chargeback, rebates, discounts and Medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesalers for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provisions for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and estimated inventory holding by the wholesalers/other customers.

Shelf stock adjustments

Shelf stock adjustments are credits issued to customers to reflect decreases in the selling price of products sold by the Company, and are accrued when the prices of certain products decline as a result of increased competition or otherwise. These credits are customary in the pharmaceutical industry, and are intended to reduce the customer inventory cost to better reflect the current market prices. The determination to grant a shelf stock adjustment to a customer is based on the terms of the applicable contract, which may or may not specifically limit the age of the stock on which a credit would be offered.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

Refund Liability

The Company accounts for sales returns accrual by recording refund liability concurrent with the recognition of revenue at the time of a product sale. This liability is based on the Company's estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates. With respect to established products, the Company considers its historical experience of actual sales returns, levels of inventory in the distribution channel, estimated shelf life, any revision in the shelf life of the product, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. With respect to new products introduced by the Company, such products have historically been either extensions of an existing line of product where the Company has historical experience or in therapeutic categories where established products exist and are sold either by the Company or the Company's competitors. At the time of recognising the refund liability, the Company also recognises an asset, (i.e., the right to the returned goods) which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods.

Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

Services

Revenue from services rendered, which primarily relate to contract research, is recognised in the consolidated statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

License fees

License fees primarily consist of income from the out-licensing of intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognised when control transfers to the third party and the Company's performance obligations are satisfied. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

o) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers, and internal transfer costs incurred to transport the products from the Company's factories to its various points of sale, are included in selling and other expenses.

p) Other income and finance cost

Other income consists of interest income on funds invested, dividend income and gains on the disposal of assets. Interest income is recognised in the consolidated statement of profit and loss as it accrues, using the effective interest method. Dividend income is recognised in the consolidated statement of profit and loss on the date that the Company's right to receive payment is established. The associated cash flows are classified as investing activities in the statement of cash flows. Finance cost consist of interest expense on loans and borrowings.

Borrowing costs are recognised in the consolidated statement of profit and loss using the effective interest method. The associated cash flows are classified as financing activities in the statement of cash flows.

Foreign currency gains and losses are reported on a net basis within other income and / or selling and other expenses. These primarily include: exchange differences arising on the settlement or translation of monetary items; changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied; and the ineffective portion of cash flow hedges.

q) Income tax

Income tax expense consists of current and deferred tax. Income tax expense is recognised in the consolidated statement of profit and loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

- temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
- taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

- When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised

Any deferred tax asset or liability arising from deductible or taxable temporary differences in respect of unrealised inter-company profit or loss on inventories held by the Company in different tax jurisdictions is recognised using the tax rate of the jurisdiction in which such inventories are held. Dividend distribution tax arising out of payment of dividends to shareholders under the Indian Income tax regulations is not considered as tax expense for the Company and all such taxes are recognised in the statement of changes in equity as part of the associated dividend payment.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Current and deferred tax is recognised in consolidated statement of profit and loss, except to the extent that it relates to items recognised in OCI or directly in equity. In this case, the tax is also recognised in OCI or directly in equity, respectively.

Accruals for uncertain tax positions require management to make judgements of potential exposures. Accruals for uncertain tax positions are measured using either the most likely amount or the expected value amount depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognised unless the tax positions will probably be accepted by the tax authorities. This is based upon management's interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

r) Earnings per share

The Company presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which includes all stock options granted to employees.

s) Government grants and incentives

The Company recognises government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction to the carrying amount of the related asset. Grants related to income are deducted in reporting the related expense in the consolidated statement of profit and loss.

Export entitlements from government authorities are recognised in the consolidated statement of profit and loss as a reduction from "Cost of materials consumed" when the right to receive credit as per the terms of the scheme is established in respect of the exports made by the Company, and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

t) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer of the Company is responsible for allocating resources and assessing performance of the operating segments and accordingly is identified as the chief operating decision maker.

u) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in consolidated statement of profit and loss on the purchase, sale, issue or cancellation of the Company's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in the securities premium.

v) Non-currents assets held for sale

The Company classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset, excluding finance costs and income tax expense. The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Property, plant and equipment are not depreciated or amortised once classified as held for sale. Assets classified as held for sale are presented separately as current items in the consolidated balance sheet.

w) Rounding of amounts

All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest million unless otherwise stated.

1.4 Determination of fair values

The Company's accounting policies and disclosures require the determination of fair value, for certain financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

External valuers are involved for valuation of significant assets, such as assets acquired in a business combination and significant liabilities, such as contingent consideration. Involvement of external valuers is determined by the Management, based on market knowledge, reputation, independence and whether professional standards are maintained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

a) **Property, plant and equipment**

Property, plant and equipment, if acquired in a business combination or through an exchange of non-monetary assets, is measured at fair value on the acquisition date. For this purpose, fair value is based on appraised market values and replacement cost.

b) **Intangible assets**

The fair value of brands, technology related intangibles, and patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of these brands, technology related intangibles, patents or trademarks being owned (the "relief of royalty method"). The fair value of customer related, product related and other intangibles acquired in a business combination has been determined using the multi-period excess earnings method. Under this method, value is estimated as the present value of the benefits anticipated from ownership of the intangible assets in excess of the returns required or the investment in the contributory assets necessary to realise those benefits.

c) **Inventories**

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

d) **Investments in equity and debt securities and units of mutual funds**

The fair value of marketable equity and debt securities is determined by reference to their quoted market price at the reporting date. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis.

In respect of investments in mutual funds, the fair values represent net asset value as stated by the issuers of these mutual fund units in the published statements. Net asset values represent the price at which the issuer will issue further units in the mutual fund and the price at which issuers will redeem such units from the investors. Accordingly, such net asset values are analogous to fair market value with respect to these investments, as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds.

e) **Derivatives**

The fair value of foreign exchange forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). The fair value of foreign currency option and swap contracts and interest rate swap contracts is determined based on the appropriate valuation techniques, considering the terms of the contract.

f) **Non-derivative financial liabilities**

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements. In respect of the Company's borrowings that have floating rates of interest, their fair value approximates carrying value.

g) **Share-based payment transactions**

The fair value of employee stock options is measured using the Black-Scholes-Merton valuation model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historical volatility), expected life of the instrument (based on historical experience), expected dividends, and the risk free interest rate (based on government bonds).

h) **Contingent consideration**

The fair value of the contingent consideration arising out of business combination is estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 103, "*Fair Value Measurement*" refers to as Level 3 inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment

Particulars	Land	Buildings	Plant and Equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at 1 April 2020	4,149	24,915	74,393	5,972	1,210	110,639
Assets acquired through business combinations[1]	84	113	165	11	-	373
Additions	13	2,720	4,544	437	220	7,934
Disposals	-	(35)	(852)	(134)	(182)	(1,203)
Assets held for sale (A)	(18)	(245)	(334)	(58)	-	(655)
Effect of changes in foreign exchange rates	38	3	201	30	8	280
Balance as at 31 March 2021	**4,266**	**27,471**	**78,117**	**6,258**	**1,256**	**117,368**
Balance as at 1 April 2021	4,266	27,471	78,117	6,258	1,256	117,368
Assets acquired through business combinations[2]	-	1	-	1	-	2
Additions	-	1,037	9,941	738	621	12,337
Disposals	-	(221)	(1,219)	(186)	(391)	(2,017)
Assets held for sale (A)	-	-	-	-	-	-
Effect of changes in foreign exchange rates	10	78	311	10	(32)	377
Balance as at 31 March 2022	**4,276**	**28,366**	**87,150**	**6,821**	**1,454**	**128,067**
Accumulated Depreciation						
Balance as at 1 April 2020	-	8,175	49,180	4,907	598	62,860
Depreciation for the year	-	1,689	5,926	553	342	8,510
Impairment for the year	4	32	9	1	-	46
Disposals	-	(26)	(773)	(125)	(136)	(1,060)
Assets held for sale (B)	(4)	(140)	(306)	(54)	-	(504)
Effect of changes in foreign exchange rates	-	13	156	25	-	194
Balance as at 31 March 2021	**-**	**9,743**	**54,192**	**5,307**	**804**	**70,046**
Balance as at 1 April 2021	-	9,743	54,192	5,307	804	70,046
Depreciation for the year	-	1,718	5,541	576	309	8,144
Impairment for the year[3]	64	872	1,626	7	1	2,570
Disposals	-	(118)	(1,092)	(182)	(342)	(1,734)
Assets held for sale (B)	-	-	-	-	-	-
Effect of changes in foreign exchange rates	-	16	167	2	(13)	172
Balance as at 31 March 2022	**64**	**12,231**	**60,434**	**5,710**	**759**	**79,198**
Net carrying value						
As at 31 March 2021	**4,266**	**17,728**	**23,925**	**951**	**452**	**47,322**
As at 31 March 2022	**4,212**	**16,135**	**26,716**	**1,111**	**695**	**48,869**
Assets held for sale [(A)-(B)]						
As at 31 March 2021	**(14)**	**(105)**	**(28)**	**(4)**	**-**	**(151)**
As at 31 March 2022	**-**	**-**	**-**	**-**	**-**	**-**

[1] *Refer note 2.42 of these financial statements for further details*

[2] *Refer note 2.41 of these financial statements for further details*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

[3] *During the year ended 31 March 2022, there was a significant decline in the expected cash flows of the Company's subsidiary, Dr. Reddy's Laboratories Louisiana, LLC (Shreveport Cash Generating Unit ("CGU")). Consequently, the Company tested the carrying amount of the CGU, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. This resulted in the recoverable amount of the CGU being lower than its carrying amount. Accordingly, the Company recognised an impairment loss ₹ 2,955 was recorded for the year ended 31 March 2022 as below:*

a) Impairment of Property, Plant and Equipment - ₹ 2,570

b) Impairment of Goodwill - ₹ 311

c) Impairment in Capital work-in-progress - ₹ 74

The impairment losses forms part of the Company's Global Generics segment.

Leases

The Company has lease contracts for various items of plant and equipment, vehicles and other equipment used in its operations. Below are the carrying amounts of right-of-use assets recognised and the movements during the year included in the above property, plant and equipment:

Particulars	Land	Buildings	Plant and Equipment	Furniture, fixtures and office equipment	Vehicles	Total
Gross carrying value						
Balance as at 1 April 2020	78	1,688	18	45	530	2,359
Additions[1]	-	2,212	-	7	194	2,413
Disposals	-	-	-	(1)	(120)	(121)
Effect of changes in foreign exchange rates	3	(14)	-	-	-	(11)
Balance as at 31 March 2021	**81**	**3,886**	**18**	**51**	**604**	**4,640**
Balance as at 1 April 2021	81	3,886	18	51	604	4,640
Additions	-	98	-	16	360	474
Disposals	-	(202)	(1)	-	(199)	(402)
Effect of changes in foreign exchange rates	(2)	(23)	(1)	-	(10)	(36)
Balance as at 31 March 2022	**79**	**3,759**	**16**	**67**	**755**	**4,676**
Accumulated Depreciation						
Balance as at 1 April 2020	-	744	14	13	199	970
Depreciation for the year	-	616	1	12	202	831
Disposals	-	-	-	-	(78)	(78)
Effect of changes in foreign exchange rates	-	(25)	-	-	(2)	(27)
Balance as at 31 March 2021	**-**	**1,335**	**15**	**25**	**321**	**1,696**
Balance as at 1 April 2021	-	1,335	15	25	321	1,696
Depreciation for the year	-	656	1	12	189	858
Disposals	-	(99)	(1)	-	(155)	(255)
Effect of changes in foreign exchange rates	-	(19)	(1)	(1)	(3)	(24)
Balance as at 31 March 2022	**-**	**1,873**	**14**	**36**	**352**	**2,275**
Net carrying value						
As at 31 March 2021	**81**	**2,551**	**3**	**26**	**283**	**2,944**
As at 31 March 2022	**79**	**1,886**	**2**	**31**	**403**	**2,401**

[1] *Additions for the year ended 31 March 2021 include recognition of a right-of-use asset of ₹ 1,852 relating to a warehousing services agreement in the United States.*

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.1 Property, plant and equipment (continued)

The following are the amounts recognised in consolidated statement of profit and loss:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Depreciation expense of right-of-use assets	858	831
Interest expense on lease liabilities	221	227
	1,079	1,058

The Company had total cash outflows for leases of ₹ 1,341 and ₹ 1,252 during the year ended 31 March 2022 and 31 March 2021, respectively. The maturity analysis of lease liabilities are disclosed in note 2.11 C of these consolidated financial statements.

Capital commitments

As at 31 March 2022 and 31 March 2021, the Company was committed to spend ₹ 7,991 and ₹ 9,841, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

Interest capitalisation

During the years ended 31 March 2022 and 31 March 2021, the Company capitalised interest cost of ₹ 268 and ₹ 149, respectively, with respect to qualifying assets. The rate for capitalisation of interest cost for the years ended 31 March 2022 and 31 March 2021 was approximately 4.65% and 4.25%, respectively.

2.2 Capital work-in-progress

Particulars	As at 31 March 2022	As at 31 March 2021
Capital work-in-progress[1]	12,796	9,539

Capital work-in-progress (CWIP) Ageing schedule

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	6,452	4,753	828	12	12,045
Projects temporarily suspended	17	46	230	458	751
Balance as at 31 March 2022	6,469	4,799	1,058	470	12,796
Projects in progress	5,567	2,612	821	304	9,303
Projects temporarily suspended	-	18	62	156	236
Balance as at 31 March 2021	**5,567**	**2,630**	**883**	**460**	**9,539**

[1] *Refer note 2.1 for details*

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed it given below:

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
Viral vaccine facility	530	-	-	-	530
Balance as at 31 March 2022	530	-	-	-	530
Projects in progress					
FTO-11 oncology facility	-	450	-	-	450
FTO-11 line extension	-	316	-	-	316
Balance as at 31 March 2021	-	**766**	-	-	**766**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.3 Goodwill

Goodwill arising upon business combinations is not amortised but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired. Gross carrying value and accumulated amortisation with respect to goodwill represent Indian GAAP balances, that have been carried forward as such, relating to business combination entered before the transition date i.e., 1 April 2015.

Particulars	As at 31 March 2022	As at 31 March 2021
Gross carrying value		
Opening balance	38,909	37,186
Goodwill arising on business combinations[(1)(2)]	260	530
Disposals	-	-
Effect of changes in foreign exchange rates	(593)	1,193
Closing balance	**38,576**	**38,909**
Accumulated amortisation		
Opening balance	33,310	32,273
Impairment loss[(3)]	311	-
Effect of changes in foreign exchange rates	(518)	1,037
Closing balance	**33,103**	**3,3310**
Net carrying value	**5,473**	**5,599**

(1) *Refer note 2.42 of these financial statements for further details*

(2) *Refer note 2.41 of these financial statements for further details*

(3) ***Impairment losses recorded for the year ended 31 March 2022***
During the year ended 31 March 2022, the Company recorded impairment loss of ₹ 311 pertaining to Shreveport CGU. Refer Note 2.1 for details. The said goodwill was included as part of "Global Generics-North America Operations" in the below mentioned schedule for allocation of goodwill among CGUs.

For the purpose of impairment testing, goodwill is allocated to a cash generating unit, representing the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company's operating segment.

The carrying amount of goodwill (other than those arising upon investment in a joint venture) was allocated to the cash generating units as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Global Generics-Germany Operations	2,506	2,288
Global Generics-Complex Injectables	1,894	1,928
Global Generics-Branded Formulations	905	905
PSAI-Active Pharmaceutical Operations	167	170
Global Generics-North America Operations	1	308
	5,473	**5,599**

The recoverable amounts of the above cash generating units have been assessed using a value-in-use model. Value in use is generally calculated as the net present value of the projected post-tax cash flows plus a terminal value of the cash generating unit to which the goodwill is allocated. Initially, a post-tax discount rate is applied to calculate the net present value of the post-tax cash flows. Key assumptions upon which the Company has based its determinations of value-in-use include:

a) Estimated cash flows for five years, based on management's projections.

b) A terminal value arrived at by extrapolating the last forecasted year cash flows to perpetuity, using a constant long-term growth rate of 0% to 2%. This long-term growth rate takes into consideration external macroeconomic sources of data. Such long-term growth rate considered does not exceed that of the relevant business and industry sector.

c) The after tax discount rates used are based on the Company's weighted average cost of capital.

d) The after tax discount rates used range from 11.7% to 14% for various cash generating units. The pre-tax discount rates range from 12.72% to 17.92%.

The Company believes that any reasonably possible change in the key assumptions on which a recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the cash-generating unit.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.4 Other intangible assets

Particulars	Product related intangibles	Customer related intangibles[2]	Others	Total
Gross carrying value				
Balance as at 1 April 2020	43,416	-	2,114	45,530
Additions[1]	2,550	-	304	2,854
Assets acquired through business combinations[2]	14,888	-	-	14,888
Disposals/ De- recognitions	(152)	-	-	(152)
Effect of changes in foreign exchange rates	(532)	-	2	(530)
Balance as at 31 March 2021	**60,170**	**-**	**2,420**	**62,590**
Balance as at 1 April 2021	60,170	-	2,420	62,590
Additions	663	-	379	1,042
Assets acquired through business combinations[3]	5	98	3	106
Disposals/ De- recognitions	(21)	-	(5)	(26)
Effect of changes in foreign exchange rates	610	-	(1)	609
Balance as at 31 March 2022	**61,427**	**98**	**2,796**	**64,321**
Amortisation/impairment loss				
Balance as at 1 April 2020	28,353	-	1,366	29,719
Amortisation for the year	3,481	-	297	3,778
Impairment loss[4]	443	-	-	443
Disposals/ De- recognitions	(152)	-	-	(152)
Effect of changes in foreign exchange rates	(335)	-	1	(334)
Balance as at 31 March 2021	**31,790**	**-**	**1,664**	**33,454**
Balance as at 1 April 2021	31,790	-	1,664	33,454
Amortisation for the year	3,251	-	257	3,508
Impairment loss[4]	76	-	-	76
Disposals/ De- recognitions	(21)	-	(2)	(23)
Effect of changes in foreign exchange rates	432	-	1	432
Balance as at 31 March 2022	**35,528**	**-**	**1,920**	**37,447**
Net carrying value				
As at 31 March 2021	**28,380**	**-**	**756**	**29,136**
As at 31 March 2022	**25,899**	**98**	**876**	**26,873**

[1] *During the year ended 31 March 2021, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire marketing authorizations and other rights of select brands in four "Emerging Markets" countries. The acquired brands represent two products, (a) a mometasone mono product and (b) a combination of mometasone with azelastine, and are indicated for the treatment of seasonal and perennial allergic rhinitis. The total consideration paid was ₹ 1,516. Following the principles of Ind AS 38, "Intangible assets", the Company recognised the acquired brands at their acquisition cost. The acquisition pertains to the Company's Global Generics segment.*

[2] *Refer Note 2.42 of these financial statements for further details.*

[3] *Refer Note 2.41 of these financial statements for further details.*

[4] *Refer note 2.5 for impairment losses recorded for the year ended 31 March 2022 and 31 March 2021.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5 Intangible assets under development

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Balance at the beginning of the year	6,112	10,987
Add: Additions during the year[1]	1,991	1,737
Less: Disposals/De-recognitions[2]	(1,879)	-
Less: Impairment during the year[3]	(6,273)	(6,279)
Effect of changes in exchange rates	187	(333)
Balance at end of the year	**138**	**6,112**

[1] *Additions during the year ended 31 March 2022 and 31 March 2021, include ₹ 1,838 and ₹ 1,471 respectively, representing the expenditure for purchase of intellectual property rights relating to Xeglyze® forming part of the Company's Proprietary Products segment.*

[2] *Disposals/de-recognitions for the year ended 31 March 2022 represents ₹ 1,879 upon sale of all rights relating to anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc. ("Citius").*

[3] ***Impairment losses recorded for the year ended 31 March 2022***

During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products. Consequently, the Company recorded an impairment loss of ₹ 6,349 on various non-current assets. This includes:

a) ₹ 4,337 relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets), an intangible assets under development forming part of the Company's Proprietary Products segment

b) ₹ 1,838 relating to the product Xeglyze®, an intangible assets under development forming part of the Company's Proprietary Products segment; and

c) ₹ 98 towards other intangible assets under development and ₹ 76 relating to other intangible assets forming part of the Company's Global Generics segment.

The Co ny used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, the useful life of the asset and the net cash flows have been discounted based on post tax discount rate.

Impairment losses recorded for the year ended 31 March 2021

Total impairment charges for the year ended 31 March 2021 were ₹ 6,722 which were recorded in impairment of non-current assets in the consolidated statement of profit and loss, of which ₹ 3,180 was attributable to impairment of gNuvaring, ₹ 1,471 was attributable to impairment of Xeglyze® and the balance of ₹ 2,071 was attributable to other product related intangibles.

Impairment of gNuvaring

During the year ended 31 March 2021, there were significant changes to the generics market for Ethinyl estradiol/Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016. The changes include the launch by a competitor of a generic version of the product in January 2021. Due to these adverse market developments, the Company tested the carrying value of this product at the product cash generating unit ("CGU") level, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount was determined by reference to the product's value-in-use or fair value less costs to sell, whichever is higher. This resulted in the value-in-use being the recoverable value of the product. Accordingly, the Company recorded an impairment loss of ₹ 3,180 for the year ended 31 March 2021. This impairment loss pertained to the Company's Global Generics segment. With this impairment, the carrying value of the asset has been reduced to ₹ Nil.

Impairment of Xeglyze®.

Consequent to the decline in the market potential of the product Xeglyze® forming part of the Company's Proprietary Products segment, the Company recorded an amount of ₹ 1,471 as impairment loss for the year ended 31 March 2021.

Other intangible assets

With respect to the saxagliptin/metformin (generic version of Kombiglyze®-XR) and phentermine and topiramate (generic version of Qsymia®), two of the 8 ANDAs acquired from Teva in June 2016, there has been a significant decrease in the market potential of these products, primarily due to higher than expected value erosion. Accordingly, the Company assessed the recoverable amount by revisiting market volume, share and price assumptions for these two products and recorded an amount of ₹ 1,587 as impairment loss for the year ended 31 March 2021. This impairment loss pertained to the Company's Global Generics segment.

In view of the specific triggers occurring in the year with respect to some other product related intangible assets forming part of the Company's Global Generics segment, the Company determined that there was a decrease in the market potential of these products primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company recorded an amount of ₹ 484 as impairment loss for the year ended 31 March 2021.

The Company used the discounted cash flow approach to calculate the value-in-use which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, the useful life of the asset and the net cash flows have been discounted based on post tax discount rate.

Interest capitalisation

During the years ended 31 March 2022 and 31 March 2021, the Company capitalised interest cost of ₹ 153 and ₹ 266, respectively, with respect to certain qualifying assets. The rate for capitalisation of interest cost for the years ended 31 March 2022 and 31 March 2021 ranged from 4.42% to 4.89% and from 3.95% to 4.74%, respectively.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.5 Intangible assets under development (continued)

Details of significant intangible assets (including intangible assets under development) as at 31 March 2022:

Particulars	Acquired from	Carrying Cost
Select portfolio of branded generics business	Wockhardt Limited	13,440
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates	4,064
Various ANDAs	Teva and an affiliate of Allergan	3,327
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited	1,386
Habitrol® brand	Novartis Consumer Health Inc.	1,053

Intangible assets under development Ageing schedule

Particulars	Amount for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	-	-	-	138	138
Balance as at 31 March 2022	-	-	-	138	138
Projects in progress	-	-	237	5,875	6,112
Balance as at 31 March 2021	-	-	237	5,875	6,112

2.6 Investment in equity accounted investees

Particulars	As at 31 March 2022	As at 31 March 2021
Investment in unquoted equity shares		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China[(1)]	4,259	3,307
8,580,000 (31 March 2021: 8,580,000) equity shares of ₹ 10/- each of DRES Energy Private Limited, India	59	68
	4,318	3,375

[(1)] *Shares held in Kunshan Rotam Reddy Pharmaceutical Company Limited, China are not denominated in number of shares as per the laws of the country.*

Details of the Company's investment in Kunshan Rotam Reddy Pharmaceuticals Company Limited :

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("Reddy Kunshan") is engaged in manufacturing and marketing of finished dosages in China. The Company's interest in Reddy Kunshan was 51.33% as of 31 March 2022 and 31 March 2021. Four directors of the Company are on the board of Reddy Kunshan, which consists of total eight directors. Under the terms of the joint venture agreement, all major decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the eight directors of Reddy Kunshan's board. As the Company does not control Reddy Kunshan's board and the other partners have significant participation rights, the Company's interest in Reddy Kunshan has been accounted for under the equity method of accounting.

Summary financial information of Reddy Kunshan, as translated into the reporting currency of the Company and not adjusted for the percentage ownership held by the Company, is as follows:

Particulars	As at/ For the year ended 31 March 2022	As at/ For the year ended 31 March 2021
Ownership	51.3%	51.3%
Total current assets	7,569	8,778
Total non-current assets	2,460	892
Total assets	10,029	9,670
Equity	7,944	6,088
Total current liabilities	2,085	3,582
Total equity and liabilities	10,029	9,670
Revenues	9,867	9,017
Expenses	8,480	8,118
Profit for the year	1,387	899
Company's share of profits for the year	712	461
Carrying value of the Company's investment[(1)]	4,259	3,307
Translation adjustment arising out of translation of foreign currency balances	678	438

[(1)] *Includes ₹ 181 representing the goodwill on acquisition of investment.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 Financial assets

2.7 A. Investments

Investments consist of investments in units of mutual funds, market linked debentures, equity securities, bonds, commercial paper, limited liability partnership firm and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months).

Particulars	As at 31 March 2022	As at 31 March 2021
Investments at FVTOCI		
I. Equity instruments		
Quoted equity shares *(fully paid up)*		
5,465,693 (31 March 2021: 5,465,693) equity shares of US$ 0.05 each of Curis, Inc. (Refer note 2.34)	986	4,523
25,000 (31 March 2021: 25,000) equity shares of ₹ 1/- each of State Bank of India	12	9
Total investments at FVTOCI (I) (A)	998	4,532
Investments at FVTPL		
I. Investment in unquoted equity shares		
8,859 (31 March 2021: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
Ordinary shares of Biomed Russia Limited, Russia[1][2]	-	-
200,000 (31 March 2021: 200,000) equity shares of ₹ 10/- each of Altek Engineering Limited, India[2]	-	-
24,000 (31 March 2021: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India[2]	-	-
20,250 (31 March 2021: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India[2]	-	-
	1	1
II. Investment in unquoted mutual funds	16,751	13,263
III. Investment in partnership firms		
ABCD Technologies LLP	386	400
IV. Investment in quoted equity shares		
545,131 (31 March 2021: Nil) equity shares of Journey Medical Corporation	200	-
Total investments at FVTPL (I+II+III+IV) (B)	17,338	13,664
Investments carried at amortised cost		
I. Investment in bonds	2,505	522
II. Investment in commercial paper	973	-
III. Others	26	25
Total investments carried at amortised cost (C)	3,504	547
Total investments (A+B+C)	21,841	18,743
Current	20,173	13,785
Non-current	1,668	4,958
	21,841	18,743
Aggregate carrying value of quoted investments	1,198	4,532
Aggregate market value of quoted investments	1,198	4,532
Aggregate carrying value of unquoted investments	20,643	14,211
Aggregate amount of impairment in value of investment in unquoted equity shares	-	-

(1) *Shares held in Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the country.*

(2) *Rounded off to millions.*

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 B. Trade receivables

Particulars	As at 31 March 2022	As at 31 March 2021
Trade receivables	66,818	49,759
	66,818	49,759
Details of security		
Considered good, Unsecured	67,006	49,948
Credit impaired	1,006	1,107
	68,012	51,055
Less: Allowance for credit losses	(1,194)	(1,296)
	66,818	49,759
Current	66,764	49,641
Non-current[1]	54	118
	66,818	49,759

[1] *Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realised within twelve months from the end of the reporting date, they are disclosed as non-current.*

During the year ended 31 March 2021, pursuant to an arrangement with a bank, the Company sold to the bank certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the bank after considering the creditworthiness and contractual terms with the customer including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables sold are not more than the total net amount of trade receivables. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank and accordingly, the same are derecognised in the consolidated balance sheet. As on 31 March 2022 and 31 March 2021, the amount of trade receivables de-recognised pursuant to the aforesaid arrangement was ₹ Nil (US$ Nil million) and ₹ 9,254 (US$ 127 million), respectively.

In accordance with Ind AS 109, the Company uses the expected credit loss ("ECL") model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115. For this purpose, the Company uses a provision matrix to compute the expected credit loss amount for trade receivables. The provision matrix takes into account external and internal credit risk factors and historical data of credit losses from various customers. The details of changes in allowance for credit losses during the year ended 31 March 2022 and 31 March 2021 are as follows:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Balance at the beginning of the year	1,296	1,202
Provision made during the year, net of reversals	(3)	176
Trade receivables written off during the year and effect of changes in the foreign exchange rates	(99)	(82)
Balance at the end of the year	1,194	1,296

Trade Receivables Ageing Schedule

Particulars	Outstanding for following periods from due date of payment						
	Not due	Less than 6 months	6 months - 1 year	1-2 Years	2-3 years	More than 3 years	Total
(i) Undisputed Trade receivables - considered good	51,505	14,725	776	-	-	-	67,006
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	325	24	183	532
(iii) Disputed Trade Receivables - credit impaired	-	-	-	60	114	300	474
							68,012
Less: Allowance for credit losses							(1,194)
Balance as at 31 March 2022							66,818
(i) Undisputed Trade receivables - considered good	41,350	8,598	-	-	-	-	49,948
(ii) Undisputed Trade Receivables - credit impaired	-	-	-	203	91	393	687
(iii) Disputed Trade Receivables - credit impaired	-	-	-	96	51	273	420
							51,055
Less: Allowance for credit losses							(1,296)
Balance as at 31 March 2021							49,759

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7 C. Other financial assets

Particulars	As at 31 March 2022	As at 31 March 2021
I. Non-current assets		
Considered good, Unsecured		
Term deposits with banks (remaining maturity more than 12 months)	2,000	-
Security deposits	670	666
Other assets	103	102
	2,773	768
II. Current assets		
Considered good, Unsecured		
Claims receivable	127	187
Other assets[1]	1,447	1,671
	1,574	1,858

[1] *Others primarily includes security deposits, interest accrued but not due on investments and other advances.*

2.7 D. Cash and cash equivalents

Particulars	As at 31 March 2022	As at 31 March 2021
Balances with banks		
In current accounts	12,259	5,442
In EEFC accounts	2,065	8,776
In term deposits with banks (original maturities less than 3 months)	245	384
Cash on hand	1	1
Others		
In unclaimed dividend accounts	86	86
In unclaimed debentures and debenture interest account	-	20
LC and Bank guarantee margin money	72	80
Balances in Escrow account pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer note 2.42 for details)	40	40
Balances in Escrow account pursuant to the Business Transfer Agreement with Nimbus Health GmbH (Refer note 2.41 for details)	84	-
Cash and cash equivalents in the consolidated balance sheet	14,852	14,829
Less: Bank overdraft used for cash management purposes (Refer note 2.11 B)	-	(9)
Cash and cash equivalents in the consolidated statement of cash flow (including restricted cash)	14,852	14,820
Restricted cash balances included above		
Balance in unclaimed dividend and debenture interest account	86	106
Other restricted cash balances	196	120

2.7 E. Other bank balances

Particulars	As at 31 March 2022	As at 31 March 2021
Term deposits with banks (original maturities more than 3 months but less than 12 months)	9,340	5,959
	9,340	5,959

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.8 Other assets

Particulars	As at 31 March 2022	As at 31 March 2021
A. Non-current assets		
Unsecured, considered good		
Capital advances	508	240
Others	121	66
Dues from joint ventures and other related parties	-	1
	629	307
B. Current assets		
Unsecured, considered good		
Balances and receivables from statutory authorities[1]	8,441	7,227
Export benefits receivable[2]	1,030	2,070
Prepaid expenses	1,138	1,141
Dues from other related parties	1	17
Others[3]	1,720	2,195
Unsecured, considered doubtful		
Other advances	145	157
	12,475	12,807
Less: Allowance for doubtful advances	(145)	(157)
	12,330	12,650

[1] Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax ("GST"), excise duty, and value added tax and from customs authorities of India.

[2] Export benefits receivables primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company.

[3] Others primarily includes advances given to vendors and employees.

2.9 Inventories

Particulars	As at 31 March 2022	As at 31 March 2021
Raw materials (includes in transit 31 March 2022: ₹ 131; 31 March 2021: ₹ 139)	13,707	12,287
Work-in-progress	12,886	10,009
Finished goods	13,865	13,732
Stock-in-trade	6,626	6,097
Packing material , stores and spares	3,800	3,287
	50,884	45,412

During the year ended 31 March 2022, the Company recorded inventory write-down of ₹ 4,584 (31 March 2021 : ₹ 2,521) in the consolidated statement of profit and loss.

2.10 Share capital

Particulars	As at 31 March 2022	As at 31 March 2021
Authorised share capital		
240,000,000 equity shares of ₹ 5/- each (31 March 2021: 240,000,000)	1,200	1,200
Issued equity capital		
166,426,049 equity shares of ₹ 5/- each fully paid-up (31 March 2021: 166,301,431)	832	832
Subscribed and fully paid-up		
166,425,849 equity shares of ₹ 5/- each fully paid-up (31 March 2021: 166,301,231)	832	832
Add: Forfeited share capital (e)	-	-
	832	832

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (continued)

a) Reconciliation of the equity shares outstanding is set out below:

Particulars	For the year ended 31 March 2022		For the year ended 31 March 2021	
	No of shares	Amount	No of shares	Amount
Opening number of equity shares/share capital	166,301,231	832	166,172,082	831
Add: Equity shares issued pursuant to employee stock option plan[1]	124,618	-*	129,149	1
Closing number of equity shares/share capital	166,425,849	832	166,301,231	832
Treasury shares[2]	468,471	1,601	575,201	1,967

* *Rounded off to millions.*

[1] *During the years ended 31 March 2022 and 31 March 2021, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Plan, 2002 and Dr. Reddy's Employees Stock Option Plan, 2007. The options exercised had an exercise price of ₹ 5, ₹ 2,607, ₹ 2,814 or ₹ 3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share-based payment reserve" was transferred to"securities premium" in the Consolidated Statement of Changes in Equity.*

[2] *Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2018, the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") was formed to support the Dr. Reddy's Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the years ended 31 March 2022 and 31 March 2021, an aggregate of 106,730 and 85,250 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy's Employees Stock Option Scheme, 2018. The options exercised had an exercise price of ₹ 2,607, ₹ 2,814 or ₹ 3,679 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognised in the "share based payment reserve" was transferred to "securities premium" in the statement of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognised in the "securities premium". As of 31 March 2022 and 31 March 2021, the ESOS Trust had outstanding 468,471 and 575,201 shares, respectively, which it purchased from the secondary market for an aggregate consideration of ₹ 1,601 and ₹ 1,967, respectively. Refer note 2.29 of these consolidated financial statements for further details on the Dr. Reddy's Employees Stock Option Scheme, 2018.*

b) Terms/rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 5 per share. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held.

Should the Company declare and pay any dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange governs the remittance of dividends outside India.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. The details of dividends paid by the Company are as follows:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Dividend per share (in absolute ₹)	25	25
Dividend paid during the year	4,146	4,147

At the Company's Board of Directors' meeting held on 19 May 2022, the Board proposed a dividend of ₹ 30 per share and aggregating to ₹ 4,993, which is subject to the approval of the Company's shareholders.

c) Details of shareholders holding more than 5% shares in the Company

Particulars	As at 31 March 2022		As at 31 March 2021	
	No. of shares held	% holding	No. of shares held	% holding
Dr. Reddy's Holdings Limited	41,325,300	24.83	41,325,300	24.85
Life Insurance Corporation of India and their associates	8,769,499	5.27	1,110,352	0.67

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.10 Share capital (continued)

(d) 207,175 (31 March 2021: 217,253) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002", 413,229 (31 March 2021: 412,339) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" and 251,035 (31 March 2021: 385,930) stock options are outstanding and are to be issued by the Company upon exercise of the same in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2018 ". (Refer note 2.29)

e) Represents 200 equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off to millions in the note above) forfeited due to non-payment of allotment money.

f) Details of shares held by promoters

Promoter Name	As at 31 March 2022		As at 31 March 2021		
	No. of shares at the end of the year	% of Total Shares	No. of shares at the end of the year	% of Total Shares	% change during the year
Dr. Reddy's Holdings Limited	41,325,300	24.83%	41,325,300	24.85%	-
Gunupati Venkateswara Prasad (HUF)	1,117,940	0.67%	1,117,940	0.67%	-
Samrajyam Reddy Kallam	1,115,360	0.67%	1,115,360	0.67%	-
Satish Reddy Kallam	898,432	0.54%	898,432	0.54%	-
Sharathchandra Reddy Gunupati	2,600	0.00%	2,600	0.00%	-
Anuradha Gunupati	1,496	0.00%	1,496	0.00%	-

The percentage shareholding above has been computed considering the outstanding number of shares of 166,425,849 and 166,301,231 as at 31 March 2022 and 31 March 2021, respectively.

2.11 Financial Liabilities

2.11 A. Non-current borrowings

Particulars	As at 31 March 2022	As at 31 March 2021
Unsecured		
Non-convertible debentures by the APSL subsidiary[1]	3,800	3,800
	3,800	3,800

2.11 B. Current borrowings

Particulars	As at 31 March 2022	As at 31 March 2021
From Banks		
Unsecured		
Pre-shipment credit (c and d)	18,211	10,300
Other working capital borrowings (c and d)	8,871	12,836
Bank overdraft	-	9
	27,082	23,145

[1] *"APSL subsidiary" refers to Aurigene Pharmaceutical Services Limited.*

During the year ended 31 March 2021, the APSL subsidiary issued non-convertible debentures for ₹ 3,800. The aforesaid non-convertible debentures are repayable at par after 3 years following the date of issue.

a) The interest rate profiles of long-term borrowings as at 31 March 2022 and 31 March 2021 were as follows:

Particulars	As at 31 March 2022		As at 31 March 2021	
	Currency	Interest Rate	Currency	Interest Rate
Non-convertible debentures	INR	6.77%	INR	6.77%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 A&B Borrowings (continued)

b) The aggregate maturities of long-term loans and borrowings, based on contractual maturities.

Particulars	As at 31 March 2022	As at 31 March 2021
Maturing in		
Less than 1 year	-	-
1-2 years	3,800	-
2-3 years	-	3,800
3-4 years	-	-
4-5 years	-	-
Thereafter	-	-
	3,800	3,800

c) Short-term borrowings primarily consist of "pre-shipment credit" drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil, Ukraine and Switzerland which are repayable within 12 months from the date of drawdown.

d) The interest rate profile of short-term borrowings from banks is given below:

Particulars	As at 31 March 2022		As at 31 March 2021	
	Currency[1]	Interest Rate[2]	Currency[1]	Interest Rate[2]
Pre-shipment credit	INR	3 Month T-Bill- 5 bps	INR	3 Month T-Bill + 30 bps
	INR	3 Month T-Bill	INR	5.75%
	INR	3 Month T-Bill + 25 bps	INR	-
Other working capital borrowings	US$	1M Libor + 80 bps	US$	(2.20%) to (1.80%)
	MXN	TIIE + 1.15%	MXN	TIIE + 1.2%
	RUB	8.88%	RUB	3.00% to 3.40% and 5.55%
	BRL	CDI + 1.79%	BRL	4.00%
	INR	4.00%	INR	4.00%
	UAH	13.00%	UAH	4.75%

[1] *"INR" means Indian rupees, "US$" means United States Dollars, "MXN" means Mexican pesos, "RUB" means Russian roubles, "BRL" means Brazilian reals, "UAH" means Ukrainian hryvnia.*

[2] *"T-Bill" means India Treasury Bill, "LIBOR" means the London Inter-bank Offered Rate, "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), "MosPrime" means the Moscow Prime Offered Rate and "CDI" means Brazilian interbank deposit (Certificado de Depósito Interbancário rate).*

e) The Company had uncommitted lines of credit of ₹ 39,989 and ₹ 38,766 as of 31 March 2022 and 31 March 2021, respectively, from its banks for working capital requirements. The Company draw upon these lines of credit based on its working capital requirements.

f) Reconciliation of liabilities arising from financing activities

Particulars	For the year ended 31 March 2022		
	Non-current borrowings	Current borrowings[1]	Total
Opening balance	3,800	23,136	26,936
Borrowings made during the year	-	51,518	51,518
Borrowings repaid during the year	-	(47,998)	(47,998)
Effect of changes in foreign exchange rates	-	426	426
Closing balance	3,800	27,082	30,882

[1] *Does not include movement in bank overdraft*

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 A&B Borrowings (continued)

Particulars	For the year ended 31 March 2021		
	Non-current borrowings	Current borrowings[1]	Total
Opening balance	3,783	16,441	20,224
Borrowings made during the year	3,800	44,469	48,269
Borrowings repaid during the year	(3,743)	(37,678)	(41,421)
Effect of changes in foreign exchange rates	(40)	(96)	(136)
Closing balance	**3,800**	**23,136**	**26,936**

[1] *Does not include movement in bank overdraft*

2.11 C. Lease liabilities

Particulars	As at 31 March 2022	As at 31 March 2021
Secured		
Non-current Lease liabilities		
Long-term maturities of lease obligation	1,946	2,499
	1,946	**2,499**
Current Lease liabilities		
Current maturities of lease obligation	1,017	864
	1,017	**864**

a) The aggregate maturities of long-term leases, based on contractual maturities

Particulars	As at 31 March 2022	As at 31 March 2021
Maturing in		
Less than 1 year	1,017	864
1-2 years	868	802
2-3 years	809	745
3-4 years	155	734
4-5 years	65	118
Thereafter	49	100
	2,963	**3,363**

b) Reconciliation of lease liabilities arising from financing activities

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Opening balance	3,363	1,787
Recognition of right-of-use liability during the year	327	2,393
Payment of principal portion of lease liabilities	(785)	(754)
Effect of changes in foreign exchange rates	58	(63)
Closing balance	2,963	3,363

2.11 D. Other financial liabilities

Particulars	As at 31 March 2022	As at 31 March 2021
Current financial liabilities		
Accrued expenses	20,055	17,729
Capital creditors	2,910	3,807
Interest accrued but not due on loans	128	94
Trade and security deposits received	159	178
Unclaimed dividends, debentures and debenture interest[1]	86	106
Others	1,494	1,503
	24,832	**23,417**

[1] *Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.11 E. Trade payables

Particulars	As at 31 March 2022	As at 31 March 2021
Due to micro, small and medium enterprises	125	158
Others	22,537	17,951
	22,662	18,109

For details regarding the Company's exposure to currency and liquidity risks, refer note 2.32 of these consolidated financial statements under "Liquidity risk".

Trade payables and other financial liabilities includes amount due to related party ₹ 10 and ₹ 93 as on 31 March 2022 and 31 March 2021, refer note 2.25 of these consolidated financial statements.

Trade Payables ageing schedule

Particulars	Outstanding for following periods from due date of payment				Total
	Less than 1 year	1-2 Years	2-3 Years	More than 3 years	
(i) MSME	125	-	-	-	125
(ii) Others	22,008	350	105	75	22,537
(iii) Disputed dues - MSME	-	-	-	-	-
(iv) Disputed dues - Others	-	-	-	-	-
Balance as at 31 March 2022	22,133	350	105	75	22,662
(i) MSME	158	-	-	-	158
(ii) Others	17,570	159	165	57	17,951
(iii) Disputed dues - MSME	-	-	-	-	-
(iv) Disputed dues - Others	-	-	-	-	-
Balance as at 31 March 2021	17,728	159	165	57	18,109

2.12 Provisions

Particulars	As at 31 March 2022	As at 31 March 2021
A. Non-current provisions		
Provision for employee benefits (Refer note 2.28)		
Long service award benefit plan	59	58
Pension, seniority and severance indemnity plans	69	153
Compensated absences	73	239
Other provisions (a)	57	58
	258	508
B. Current provisions		
Provision for employee benefits (Refer note 2.28)		
Gratuity	597	656
Long service award benefit plan	15	16
Pension, seniority and severance indemnity plans	8	17
Compensated absences	988	891
Other provisions (a)		
Refund liability	3,583	2,824
Others	675	611
	5,866	5,015

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.12 Provisions (continued)

a) Details of changes in other provisions during the year ended 31 March 2022 are as follows:

Particulars	Refund liability[1]	Environmental liability[2]	Legal and others[3]	Total
Balance at the beginning of the year	2,824	58	611	3,493
Provision made during the year, net of reversals	4,406	-	64	4,470
Provision used during the year	(3,699)	-	-	(3,699)
Effect of changes in foreign exchange rates	52	(1)	-	51
Balance at end of the year	**3,583**	**57**	**675**	**4,315**
Current	3,583	-	675	4,258
Non- current	-	57	-	57
	3,583	57	675	4,315

[1] *Refund liability is accounted for by recording a provision based on the Company's estimate of expected sales returns. Refer note 1.3 (n) of these consolidated financial statements for the Company's accounting policy on refund liability.*

[2] *As a result of the acquisition of a unit of The Dow Chemical Company in April 2008, the Company assumed a liability for contamination of the Mirfield site acquired of ₹ 39 (carrying value ₹ 57). The seller is required to indemnify the Company for this liability. Accordingly, a corresponding asset has also been recorded in these consolidated financial statements.*

[3] *Primarily consists of provision recorded towards the potential liability arising out of a litigation relating to cardiovascular and anti-diabetic formulations. Refer note 2.33 of these consolidated financial statements under "Product and patent related matters - Matters relating to National Pharmaceutical Pricing Authority and Litigation relating to Cardiovascular and Anti-diabetic formulations" for further details.*

2.13 Other liabilities

Particulars	As at 31 March 2022	As at 31 March 2021
A. Non-current liabilities		
Deferred revenue[1]	1,597	1,531
Other non-current liabilities	72	86
	1,669	1,617
B. Current liabilities		
Salary and bonus payable	3,853	3,576
Statutory dues payable	3,675	2,968
Deferred revenue[1]	1,235	1,052
Advance from customers	1,341	981
Others	174	197
	10,278	8,774

[1] *Refer note 2.14 for details of deferred revenue.*

2.14 Revenue from contracts with customers and trade receivables

Revenue from contracts with customers:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Sales	205,144	184,202
Service income	4,380	4,105
License fees[1]	4,867	1,415
	214,391	189,722

[1] During the year ended 31 March 2022, the Company entered into the following agreements:

a) An agreement with Alium JSC for the sale of the Company's territorial rights relating to two of its anti-bacterial brands (Ciprolet® and Levolet®) in Russia and certain countries of the former Soviet Union. The consideration for the arrangement is ₹ 1,971 and the Company recognised revenue of ₹ 1,774 for the performance obligations relating to the milestones met. This transaction pertains to the Company's Global Generics segment.

b) An agreement with Mankind Pharma Limited towards the sale of two of the Company's brands (Daffy bar and Combihale) in India for which the Company recognised revenue of ₹ 390. This transaction pertains to the Company's Global Generics segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

c) A definitive agreement with BioDelivery Sciences International, Inc. ("BDSI"), pursuant to which the Company sold its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BDSI. Under the terms of agreement, the Company was entitled to receive US$6 million up front at the closing followed by US$9 million one year from the closing. Further, the Company is entitled to event based milestone payments upon achievement of certain regulatory approvals; sales-based milestone payments upon achievement of certain net sales thresholds in a calendar year; and quarterly earn-out payments based on a percentage (which varies based on sales volumes) of net sales of the product in the territory. The closing of the transaction was subject to satisfactory completion of customary closing conditions including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Upon successful completion of the closing conditions, the Company recognised an amount of ₹ 1,084 as a licensee fee from this transaction. This transaction pertains to the Company's Proprietary Products segment.

Analysis of revenues by segments:

The following table shows the analysis of revenues (excluding other operating income) by segments:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Global Generics	179,170	154,404
PSAI	30,740	31,982
Proprietary products	1,611	523
Others	2,870	2,813
	214,391	189,722

Analysis of revenues within the Global Generics segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's Global Generics segment is given below:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Nervous System	26,159	29,040
Gastrointestinal	23,386	21,132
Anti-Infective	22,526	12,906
Pain Management	18,437	15,531
Oncology	17,051	16,842
Respiratory	15,085	11,089
Cardiovascular	14,856	15,460
Hematology	11,737	4,959
Dermatology	6,797	5,240
Nutraceuticals	4,530	4,059
Others	18,606	18,146
	179,170	154,404

Analysis of revenues within the PSAI segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's PSAI segment is given below:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Cardiovascular	7,729	9,834
Anti-Infective	5,450	4,126
Pain Management	4,513	4,657
Nervous System	3,017	2,704
Oncology	2,526	2,385
Gastrointestinal	982	1,098
Genitourinary	705	825
Resipratory	676	1,317
Diabetology	544	350
Dermatology	498	768
Others	4,100	3,918
	30,740	31,982

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company's revenues (excluding other operating income) by country, based on the location of the customers:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
India	43,986	36,252
United States	80,564	76,702
Russia	20,879	15,816
Others[1]	68,962	60,952
	214,391	189,722

[1] *Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world.*

Information about major customers

Revenues from two customers of the Company's Global Generics segment were ₹ 20,596 and ₹ 10,339, representing approximately 10% and 5% respectively, of the Company's total revenues for the year ended 31 March 2022.

Revenues from two customers of the Company's Global Generics segment were ₹ 19,341 and ₹ 9,867, representing approximately 10% and 5% respectively, of the Company's total revenues for the year ended 31 March 2021.

Details of significant gross to net adjustments relating to Company's North America Generics business (amounts in US$ millions)

A roll-forward for each major accrual for the Company's North America Generics business for the financial years ended 31 March 2022 and 31 March 2021 is as follows:

All values in US$ millions

Particulars	Chargebacks	Rebates	Medicaid	Refund Liability[3]
Balance as at 1 April 2020	156	80	11	24
Current provisions relating to sales during the year[1]	1,702	245	21	15
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,656)	(247)	(19)	(20)
Balance as at 31 March 2021	**202**	**78**	**13**	**19**
Balance as at 1 April 2021	202	78	13	19
Current provisions relating to sales during the year[2]	1,897	235	23	25
Provisions and adjustments relating to sales in prior years	*	-	-	-
Credits and payments**	(1,836)	(219)	(23)	(20)
Balance as at 31 March 2022	**263**	**94**	**13**	**24**

* *Currently, we do not separately track provisions and adjustments, in each case to the extent relating to prior years for chargebacks. However, the adjustments are expected to be non-material. The volumes used to calculate the closing balance of chargebacks represent approximately 1.1 to 1.4 months equivalent of sales, which corresponds to the pending chargeback claims yet to be processed.*

** *Currently, the Company does not separately track the credits and payments, in each case to the extent relating to prior years for chargebacks, rebates, medicaid payments or refund liability.*

[1] *Chargebacks provisions and payments for the year ended 31 March 2021 were each higher as compared to the year ended 31 March 2020, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company's products. The rebates provisions and payments for the year ended 31 March 2021 were each lower as compared to the year ended 31 March 2020, primarily as a result of lower pricing rates per unit for rebates, due to a reduction in the invoice price to wholesalers for certain of the Company's products and also due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company's products, which were partially off-set by higher sales volumes during the year ended 31 March 2021 as compared to the year ended 31 March 2020.*

[2] *Chargebacks provisions and payments for the year ended 31 March 2022 were each higher as compared to the year ended 31 March 2021, primarily as a result of higher sales volumes and also due to higher pricing rates per unit for chargebacks, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company products, which were partially off-set due to a lower pricing rates per unit for chargebacks. Such lower pricing rates were primarily on account of a reduction in the invoice price to wholesalers for certain of the Company products The rebates provisions and payments for the year ended 31 March 2022 were each lower as compared to the year ended 31 March 2021, primarily as a result of lower pricing rates per unit for rebates, due to reduction in the contract prices through which the product is resold in the retail part of the supply chain for certain of the Company products.*

[3] *The Company's overall refund liability as at 31 March 2022 relating to the Company North America Generics business was US$24 million, as compared to a liability of US$19 million as at 31 March 2021. This increase in liability was primarily attributable to certain product mix changes and recent trends in actual sales returns for the year ended 31 March 2022, as compared to the year ended 31 March 2021.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.14 Revenue from contracts with customers and trade receivables (continued)

The estimates of "gross-to-net" adjustments for operations in India and other countries outside of the United States relate mainly to refund liability in all such operations, and certain rebates to healthcare insurance providers are specific to German operations. The pattern of such refund liability is generally consistent with gross sales. In Germany, the rebates to healthcare insurance providers mentioned above are contractually fixed in nature and do not involve significant estimations.

Details of refund liabilities:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Balance at the beginning of the year	2,824	3,252
Provision made during the year, net of reversals	4,406	2,934
Provision used during the year	(3,699)	(3,309)
Effect of changes in foreign exchange rates	52	(53)
Balance at end of the year	**3,583**	**2,824**
Current	3,583	2,824
Non-current	-	-
	3,583	2,824

Details of contract asset:

As mentioned in the accounting policies for refund liability set forth in note 1.3 (n) of these consolidated financial statements, the Company recognises an asset, (i.e., the right to the returned goods), which is included in inventories for the products expected to be returned. The Company initially measures this asset at the former carrying amount of the inventory, less any expected costs to recover the goods, including any potential decreases in the value of the returned goods. Along with re-measuring the refund liability at the end of each reporting period, the Company updates the measurement of the asset recorded for any revisions to its expected level of returns, as well as any additional decreases in the value of the returned products.

As on 31 March 2022 and 31 March 2021, the Company had ₹ 43 and ₹ 37, respectively, as contract assets representing the right to returned goods.

Details of deferred revenue:

Tabulated below is the reconciliation of deferred revenue for the years ended 31 March 2022 and 31 March 2021:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Balance at the beginning of the year	2,583	3,198
Revenue recognised during the year	(1,961)	(1,089)
Milestone payment received during the year	2,210	474
Balance at end of the year	**2,832**	**2,583**
Current	1,235	1,052
Non-current	1,597	1,531
	2,832	2,583

Details of contract liabilities:

Particulars	As at 31 March 2022	As at 31 March 2021
Advance from customers	1,341	981
	1,341	981

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.15 Other operating income

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Sale of spent chemicals	348	270
Scrap sales	206	142
Miscellaneous income, net	507	341
	1,061	753

2.16 Other income

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Interest income	965	826
Fair value gain on financial instruments measured at fair value through profit or loss	277	557
Foreign exchange gain, net	1,829	1,243
Profit on disposal of property, plant and equipment and other intangible assets,net[1]	1,119	-
Miscellaneous income, net	654	288
	4,844	2,914

[1] *During the year ended 31 March 2022, the Company entered into a definitive agreement with Citius Pharmaceuticals, Inc. ("Citius") for the sale of all of its rights relating to its anti-cancer agent E7777 (denileukin diftitox) to Citius. The Company received ₹ 2,951 (US$40 million) as an up front amount upon the closing of the transaction. Further, the Company is entitled to additional payments on achievement of milestones of up to US$40 million upon the CTCL (cutaneous Tcell lymphoma) indication regulatory approval, up to US$70 million in milestone payments upon additional indication regulatory approvals, and certain sales-based milestones and tiered earn-out payments. Consequently, an amount of ₹ 1,064, representing the excess of sale consideration over the carrying cost, has been recognized as gain on sale of intangible assets. The transaction pertains to the Company's Proprietary Products segment.*

2.17 Changes in inventories of finished goods, work-in-progress and stock-in-trade

Particulars	For the year ended 31 March 2022		For the year ended 31 March 2021	
Opening				
Work-in-progress	10,009		6,806	
Finished goods	13,732		8,254	
Stock-in-trade	6,097	29,838	6,873	21,933
Closing				
Work-in-progress	12,886		10,009	
Finished goods	13,865		13,732	
Stock-in-trade	6,626	33,377	6,097	29,838
		(3,539)		(7,905)

2.18 Employee benefits expense

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Salaries, wages and bonus	32,149	30,407
Contribution to provident and other funds	2,940	2,599
Staff welfare expenses	3,029	2,552
Share-based payment expenses	740	741
	38,858	36,299

2.19 Depreciation and amortisation expense

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Depreciation of property, plant and equipment	8,144	8,510
Amortisation of other intangible assets	3,508	3,778
	11,652	12,288

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.20 Finance costs

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Interest on long-term borrowings	218	94
Interest on other borrowings	740	876
	958	970

2.21 Selling and other expenses

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Consumption of stores, spares and other materials	5,803	5,852
Clinical trials and other R&D expenses	6,171	6,561
Advertisements	2,167	1,637
Commission on sales	1,824	453
Carriage outward	5,406	5,871
Other selling expenses	9,795	7,716
Legal and professional	6,585	5,095
Power and fuel	3,905	3,205
Repairs and maintenance		
Buildings	284	228
Plant and equipment	1,197	944
Others	2,567	2,159
Insurance	923	676
Travel and conveyance	1,386	995
Rent	350	271
Rates and taxes	1,187	1,160
Loss on sale/disposal of property , plant and equipment and other intangible assets, net	-	42
Corporate social responsibility and donations[1]	526	504
Allowance for credit losses, net (Refer note 2.7 B)	(3)	176
Allowance for doubtful advances, net	73	54
Non-Executive Directors' remuneration	121	91
Auditors' remuneration (Refer note 2.23)	17	18
Other general expenses	4,907	4,212
	55,191	47,920

[1] *Details of Corporate Social Responsibility expenditure in accordance with section 135 of the Companies Act, 2013:*

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
i) Amount required to be spent by the company during the year	492	357
ii) Amount required to be set off for the financial year, if any	(20)	-
(iii) Total CSR obligation for the financial year	472	357
iv) Amount of expenditure incurred		
(a) Construction/acquisition of any asset	-	-
(b) On purposes other than (a) above	379	377
	379	377
v) Shortfall at the end of the year ((iii)-(iv))*	93	-
vi) Total of previous years shortfall	-	-
vii) Reason for shortfall	Pertains to ongoing projects	NA
viii) Nature of CSR activities	Environmental Sustainability, promoting education, healthcare, livelihood enhancement projects, COVID-19 relief and rural development projects	
ix) Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard[1]	310	232
x) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

[1] *Refer note 2.25 for Contributions towards social development*

* *Total amount unspent has been transferred to Unspent CSR Account on 28 April 2022*

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.22 Research and development expenses

Details of research and development expenses (excluding depreciation and amortisation expense) incurred during the year and included under various heads of expenditures are given below:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Employee benefits expense (included in note 2.18)	4,771	4,708
Other expenses (included in note 2.21)		
Materials and consumables	4,158	4,199
Clinical trials and other R&D expenses	6,171	6,561
	15,100	15,468

2.23 Auditors' remuneration

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Audit fees	16	16
Other charges- Certification fee	1	1
Reimbursement of out of pocket expenses	-*	1
	17	18

* *Rounded off to millions.*

2.24 Earnings per share (EPS)

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Earnings		
Profit attributable to equity shareholders of the Company	21,825	19,516
Shares		
Number of equity shares at the beginning of the year (excluding treasury shares)	165,726,030	165,776,132
Effect of treasury shares purchased during the year		(56,014)
Effect of equity shares issued on exercise of stock options	156,667	124,222
Weighted average number of equity shares – Basic	165,882,697	165,844,340
Dilutive effect of stock options outstanding[1]	455,937	471,701
Weighted average number of equity shares – Diluted	166,338,634	166,316,041
Earnings per share of par value ₹ 5/- – Basic (₹)	131.57	117.67
Earnings per share of par value ₹ 5/- – Diluted (₹)	131.21	117.34

[1] *As at 31 March 2022 and 31 March 2021 13,284 and 235,460 options, respectively, were excluded from the diluted weighted average number of equity shares calculation because their effect would have been anti-dilutive. The average market value of the Company's shares for the purpose of calculating the dilutive effect of stock options was based on quoted market prices for the year during which the options were outstanding.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 Related parties

a) In accordance with the provisions of Ind AS 24, Related Party Disclosures and the Companies Act, 2013, Company's Directors, members of the Company's Management Council and Company Secretary are considered as Key Managerial Personnel.

List of Key Managerial Personnel of the Company is as below:

1.	K Satish Reddy	Whole-time director (Chairman)
2.	G V Prasad	Whole-time director (Co-Chairman and Managing Director)
3.	Allan Oberman	Independent director
4.	Bharat Narotam Doshi (till 10 May 2021)	Independent director
5.	Dr. Bruce LA Carter	Independent director
6.	Dr. K P Krishnan (from 07 January 2022)	Independent director
7.	Kalpana Morparia	Independent director
8.	Leo Puri	Independent director
9.	Prasad R Menon	Independent director
10.	Penny Wan (from 28 January 2022)	Independent director
11.	Shikha Sharma	Independent director
12.	Sridar Iyengar	Independent director
13.	Anil Namboodiripad (till 01 June 2021)	Management council member
14.	Archana Bhaskar	Management council member
15.	Deepak Sapra	Management council member
16.	Dr. Raymond de Vre (till 31 March 2021)	Management council member
17.	Erez Israeli	Chief Executive Officer and Management council member
18.	Ganadhish Kamat (till 31 March 2021)	Management council member
19.	Marc Kikuchi	Management council member
20.	Mukesh Rathi (from 1 December 2020)	Management council member
21.	M V Ramana	Management council member
22.	Parag Agarwal (from 1 December 2020)	Management council member
23.	Patrick Aghanian	Management council member
24.	P Yugandhar (till 30 September 2021)	Management council member
25.	Sauri Gudlavalleti (till 13 January 2022)	Management council member
26.	Sanjay Sharma	Management council member
27.	Saumen Chakraborty(till 20 November 2021)	Management council member
28.	K Randhir Singh (from 17 March 2022)	Company secretary
29.	Sandeep Poddar (till 18 November 2021)	Company secretary

b) List of related parties with whom transactions have taken place during the current and/or previous year.

1.	K Samrajyam	Mother of Chairman
2.	K Deepti Reddy	Spouse of Chairman
3.	G Anuradha	Spouse of Co-chairman
4.	G Mallika Reddy	Daughter of Co-chairman
5.	G V Sanjana Reddy	Daughter of Co-chairman
6.	Akhil Ravi	Son-in-law of Co-chairman
7.	Shravya Reddy Kallam	Daughter of Chairman
8.	Kunshan Rotam Reddy Pharmaceuticals Company Limited	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% of equity shares
9.	DRES Energy Private Limited	Enterprise over which the Company exercises joint control with other joint venture partners and holds 26% of equity shares
10.	Araku Originals Private Limited	Enterprise over which whole-time directors have significant influence
11.	AverQ Inc	Enterprise over which Key Managerial Personnel have significant influence
12	Cancelled Plans LLP	Enterprise over which relatives of whole-time directors have significant influence
13.	Dr. Reddy's Foundation	Enterprise over which whole-time directors and their relatives have significant influence
14.	Dr. Reddy's Institute of Life Sciences	Enterprise over which whole-time directors have significant influence

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25	Related parties (continued)
15. Green Park Hospitality Services Private Limited	Enterprise controlled by relative of a whole-time director
16. Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a whole-time director
17. Indus Projects Private Limited	Enterprise over which relatives of whole-time directors have significant influence
18. Pudami Educational Society	Enterprise over which whole-time directors and their relatives have significant influence
19. Samarjita Management Consultancy Private Limited	Enterprise controlled by Key Managerial Personnel (till 30 November 2021)
20. Shravya Publications Pvt. Ltd.	Enterprise over which whole-time directors and their relatives have significant influence
21. Stamlo Industries Limited	Enterprise controlled by whole-time directors

Further, the Company contributes to the Dr. Reddy's Laboratories Gratuity Fund, which maintains the plan assets of the Company's Gratuity Plan for the benefit of its employees. Refer note 2.28 of these consolidated financial statements for information on transactions between the Company and the Gratuity Fund.

c) The following is a summary of significant related party transactions:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Research and development services received		
Dr.Reddy's Institute of Life Sciences	122	105
Research and development services provided		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	-	93
Contributions towards social development		
Dr.Reddy's Foundation	310	217
Pudami Educational Society	-	15
Total	**310**	**232**
Catering services		
Green Park Hospitality Services Private Limited	319	301
Facility management services		
Green Park Hospitality Services Private Limited	36	36
Hotel expenses		
Green Park Hotel and Resorts Limited	11	7
Stamlo Industries Limited	7	1
Total	**18**	**8**
Civil works		
Indus Projects Private Limited	52	55
Professional consulting services		
Samarjita Management Consultancy Private Limited	71	28
AverQ Inc.	4	2
Total	**75**	**30**
Sales of goods		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	21	22
License fees received		
Kunshan Rotam Reddy Pharmaceuticals Company Limited	57	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.25 **Related parties** (continued)

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Lease rentals paid to		
Key Managerial Personnel		
K Satish Reddy	15	14
Relatives of Key Managerial Personnel	23	23
Total	38	37
Lease rentals received		
DRES Energy Private Limited	1	1
Purchase of Solar power		
DRES Energy Private Limited	124	127
Salaries to relatives of Key Managerial Personnel	12	8
Remuneration to Key Managerial Personnel		
Salaries and other benefits[1]	638	816
Contributions to defined contribution plans	31	35
Commission to directors	305	301
Share-based payments expense	211	261
Total	1,185	1,413

[1] *Some of the Key Managerial Personnel of the Company are also covered under the Company's Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company's Gratuity Plan have not been separately computed or included in the above disclosure.*

d) The Company has the following amounts due from/ to related parties:

Particulars	As at 31 March 2022	As at 31 March 2021
Due from related parties		
Key Managerial Personnel (towards rent deposits)	8	8
Kunshan Rotam Reddy Pharmaceuticals Company Limited	-	54
Green Park Hospitality Services Private Limited	-	17
DRES Energy Private Limited	1	1
Total	9	80
Due to related parties		
Green Park Hospitality Services Private Limited	2	38
Dr. Reddy's Institute of Life Sciences	-	34
Indus Projects Private Limited	7	17
DRES Energy Private Limited	-	3
Green Park Hotels and Resorts Limited	1	-
Others	-*	1
Total	10	93

* *Rounded off to millions.*

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting

The Chief Operating Decision Maker ("CODM") evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Co-Chairman and Manging Director was previously the CODM of the Company. Pursuant to certain organisational, effective 1 December 2020, the office of Chief Executive Officer ("CEO") assumed the authority and responsibility for making decisions about resources to be allocated to various segments and assessing their performance. Consequently, the CEO is currently the CODM of the Company.

The Company's reportable operating segments are as follows:

- Global Generics;
- Pharmaceutical Services and Active Ingredients ("PSAI");
- Proprietary Products; and
- Others

Global Generics: This segment consists of the Company's business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company's biologics business.

Pharmaceutical Services and Active Ingredients: This segment primarily consists of the Company's business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as "API", which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company's contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products: This segment consists of the Company's business that focuses on the research and development of differentiated formulations. The segment is expected to earn revenues arising out of monetisation of such assets and subsequent royalties, if any.

Others: This segment consists of the Company's other business operations which includes its wholly-owned subsidiaries, Aurigene Discovery Technologies Limited ("ADTL") and SVAAS Wellness Limited ("SVAAS"). ADTL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation ADTL works with established pharmaceutical and biotechnology companies through customised models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services.

The measurement of each segment's revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company's consolidated financial statements.

Segment information:

Reportable segments	For the year ended 31 March 2022				Total
	Global Generics	PSAI	Proprietary Products	Others	
Revenue from operations	179,647	37,499	1,687	2,874	221,707
Less: Inter-segment revenue[1]	-	(6,255)	-	-	(6,255)
Revenue from operations	179,647	31,244	1,687	2,874	**215,452**
Gross profit	103,270	6,834	1,589	2,160	**113,853**
Less: Selling and other unallocable expense/ (income), net					83,942
Profit before tax and before share of equity accounted investees					**29,911**
Add: Share of profit of equity accounted investees					703
Profit before tax					**30,614**
Tax expense					8,789
Profit for the year					**21,825**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Reportable segments	For the year ended 31 March 2021				Total
	Global Generics	PSAI	Proprietary Products	Others	
Revenue from operations	154,759	39,284	523	2,814	197,380
Less: Inter-segment revenue[1]	-	(6,905)	-	-	(6,905)
Revenue from operations	**154,759**	**32,379**	**523**	**2,814**	**190,475**
Gross profit	**91,111**	**9,444**	**482**	**2,058**	**103,095**
Less: Selling and other unallocable expense/(income), net					74,740
Profit before tax and before share of equity accounted investees					**28,355**
Add: Share of profit of equity accounted investees					480
Profit before tax					**28,835**
Tax expense					9,319
Profit for the year					**19,516**

[1] *Inter-segment revenue represents sale from PSAI to Global Generics at cost.*

Analysis of revenues within the Global Generics segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's Global Generics segment is given below:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Nervous System	26,159	29,040
Gastrointestinal	23,386	21,132
Anti-Infective	22,526	12,906
Pain Management	18,437	15,531
Oncology	17,051	16,842
Respiratory	15,085	11,089
Cardiovascular	14,856	15,460
Hematology	11,737	4,959
Dermatology	6,797	5,240
Nutraceuticals	4,530	4,059
Others	18,606	18,146
Total	**179,170**	**154,404**

Analysis of revenues within the PSAI segment:

An analysis of revenues (excluding other operating income) by therapeutic areas in the Company's PSAI segment is given below:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Cardiovascular	7,729	9,834
Anti-Infective	5,450	4,126
Pain Management	4,513	4,657
Nervous System	3,017	2,704
Oncology	2,526	2,385
Gastrointestinal	982	1,098
Genitourinary	705	825
Respiratory	676	1,317
Diabetology	544	350
Dermatology	498	768
Others	4,100	3,918
Total	**30,740**	**31,982**

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.26 Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company's revenues (excluding other operating income) by country, based on the location of the customers:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
India	43,986	36,252
United States	80,564	76,702
Russia	20,879	15,816
Others[1]	68,962	60,952
Total	**214,391**	**189,722**

[1] *Others include Germany, the United Kingdom, Ukraine, China, Canada and other countries across the world*

Analysis of assets by geography:

The following table shows the distribution of the Company's non-current assets (other than financial instruments and deferred tax assets) by country, based on the location of assets:

Particulars	As at 31 March 2022	As at 31 March 2021
India	85,079	76,232
Switzerland	4,677	11,635
United States	3,220	7,324
Germany	3,274	2,973
Others	6,131	5,971
Total	**102,381**	**104,135**

The following table shows the distribution of the Company's property, plant and equipment including capital work in progress and intangible assets acquired during the year (other than goodwill arising on business combination) by country, based on the location of assets:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
India	15,311	27,822
Switzerland	2,034	1,940
United States	248	2,155
Others	1,194	1,014
Total	**18,787**	**32,931**

Analysis of depreciation and amortisation, for arriving gross profit by reportable segments:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Global Generics	3,078	3,435
PSAI	2,494	2,560
Others	42	48
Total	**5,614**	**6,043**

Information about major customers

Revenues from two customers of the Company's Global Generics segment were ₹ 20,596 and ₹ 10,339, representing approximately 10% and 5%, respectively, of the Company's total revenues for the year ended 31 March 2022.

Revenues from two customers of the Company's Global Generics segment were ₹ 19,341 and ₹ 9,867, representing approximately 10% and 5%, respectively, of the Company's total revenues for the year ended 31 March 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group

A. Subsidiaries, step-down subsidiaries, joint ventures and other consolidating entities of the parent company are listed below:

Entity	Country of incorporation	% of Direct/Indirect Ownership Interest
Subsidiaries		
Aurigene Discovery Technologies Limited	India	100
Cheminor Investments Limited	India	100
Dr. Reddy's Bio-Sciences Limited	India	100
Dr. Reddy's Formulations Limited	India	100
Dr. Reddy's Farmaceutica Do Brasil Ltda.	Brazil	100
Dr. Reddy's Laboratories SA	Switzerland	100
Idea2Enterprises (India) Private Limited	India	100
Imperial Credit Private Limited	India	100
Industrias Quimicas Falcon de Mexico, S.A.de C.V.	Mexico	100
Svaas Wellness Limited (Formerly known as Regkinetics Services Limited)	India	100
Step-down subsidiaries		
Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Malaysia	100[3]
Aurigene Discovery Technologies Inc.(liquidated on 23 March 2022)	USA	100[3]
Aurigene Pharmaceutical Services Limited, India	India	100[3]
beta Institut gemeinnützige GmbH	Germany	100[8]
betapharm Arzneimittel GmbH	Germany	100[8]
Chirotech Technology Limited	United Kingdom	100[2][5]
DRL Impex Limited	India	100[1]
Dr. Reddy's Laboratories (Australia) Pty. Limited	Australia	100[10]
Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	China	100[10]
Dr. Reddy's Laboratories B.V. (Formerly Eurobridge Consulting B.V.)	Netherlands	100[12]
Dr. Reddy's Laboratories Canada, Inc.	Canada	100[10]
Dr. Reddy's Laboratories Chile SPA.	Chile	100[10]
Dr. Reddy's Laboratories (EU) Limited	United Kingdom	100[10]
Dr. Reddy's Laboratories Inc.	USA	100[10]
Dr. Reddy's Laboratories Japan KK	Japan	100[10]
Dr. Reddy's Laboratories Kazakhstan LLP	Kazakhstan	100[10]
Dr. Reddy's Laboratories LLC, Ukraine	Ukraine	100[10]
Dr. Reddy's Laboratories Louisiana LLC	USA	100[6]
Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	Malaysia	100[10]
Dr. Reddy's Laboratories New York, LLC	USA	100[14]
Dr. Reddy's Laboratories Philippines Inc.	Philippines	100[10]
Dr. Reddy's Laboratories (Proprietary) Limited	South Africa	100[10]
Dr. Reddy's Laboratories Romania S.R.L.	Romania	100[10]
Dr. Reddy's Laboratories SAS	Colombia	100[10]
Dr. Reddy's Laboratories Taiwan Limited	Taiwan	100[10]
Dr. Reddy's Laboratories (Thailand) Limited	Thailand	100[10]
Dr. Reddy's Laboratories (UK) Limited	United Kingdom	100[5]
Dr. Reddy's New Zealand Limited	New Zealand	100[10]
Dr. Reddy's (WUXI) Pharmaceutical Co. Ltd	China	100[2][10]
Dr. Reddy's Research and Development B.V.	Netherlands	100[12]
Dr. Reddy's Srl	Italy	100[11]
Dr. Reddy's Venezuela, C.A.	Venezuela	100[10]
Dr. Reddy's Laboratories LLC	Russia	100[10]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

Entity	Country of incorporation	% of Direct/Indirect Ownership Interest
DRS LLC	Russia	100[9]
Lacock Holdings Limited	Cyprus	100[10]
Promius Pharma LLC	USA	100[6]
Reddy Holding GmbH	Germany	100[10]
Reddy Netherlands B.V.	Netherlands	100[10]
Reddy Pharma Iberia SAU	Spain	100[10]
Reddy Pharma Italia S.R.L	Italy	100[7]
Reddy Pharma SAS	France	100[10]
Nimbus Health GmbH (from 24 February 2022)	Germany	100[8]
Joint ventures		
DRES Energy Private Limited	India	26[13]
DRANU LLC	USA	50[16]
Kunshan Rotam Reddy Pharmaceutical Company Limited	China	51.33[4]
Other consolidating entities		
Cheminor Employees Welfare Trust	India	Refer to footnote 15
Dr. Reddy's Employees ESOS Trust	India	Refer to footnote 15
Dr. Reddy's Research Foundation	India	Refer to footnote 15

(1) *Indirectly owned through Idea2Enterprises (India) Private Limited.*

(2) *Entities under liquidation.*

(3) *Indirectly owned through Aurigene Discovery Technologies Limited.*

(4) *Kunshan Rotam Reddy Pharmaceutical Co. Limited is a subsidiary as per Indian Companies Act, 2013, as the Company holds a 51.33% stake. However, the Company accounts for this investment by the equity method and does not consolidate it in the Company's consolidated financial statements.*

(5) *Indirectly owned through Dr. Reddy's Laboratories (EU) Limited.*

(6) *Indirectly owned through Dr. Reddy's Laboratories Inc.*

(7) *Indirectly owned through Lacock Holdings Limited.*

(8) *Indirectly owned through Reddy Holding GmbH.*

(9) *Indirectly owned through Dr. Reddy's Laboratories LLC*

(10) *Indirectly owned through Dr. Reddy's Laboratories SA.*

(11) *Indirectly owned through Reddy Pharma Italia S.R.L.*

(12) *Indirectly owned through Reddy Netherlands B.V.*

(13) *Accounted in accordance with Ind AS 111, Joint Arrangements.*

(14) *Indirectly owned through Dr. Reddy's Laboratories, Inc. (from 29 October 2020), formerly a subsidiary of Dr. Reddy's Laboratories SA. Also, conversion from corporation to limited liability company is effective 30 October 2020.*

(15) *The Company does not have any equity interests in this entity, but has significant influence or control over it.*

(16) *Pursuant to the sale of the membership interests in DRANU, LLC, it ceased to be a joint venture effective 31 March 2021.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

B. Additional information pursuant to para 2 of general instructions for the preparation of consolidated financial statements:

Sl. No.	Name of the entity	As at 31 March 2022		For the year ended 31 March 2022					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
	Parent								
	Dr. Reddy's Laboratories Limited	95.44	183,362	74.37	16,232	(17.70)	513	88.47	16,745
	Subsidiaries								
	India								
1	Aurigene Discovery Technologies Limited	1.81	3,471	3.19	696	112.01	(3,246)	(13.47)	(2,550)
2	Cheminor Investments Limited	-	1	-	-	-	-	-	-
3	Dr. Reddy's Bio-Sciences Limited	0.12	222	(0.05)	(11)	-	-	(0.06)	(11)
4	DRL Impex Limited	-	(2)	-	-	-	-	-	-
5	Idea2Enterprises (India) Private Limited	0.80	1,536	-	-	-	-	-	-
6	Imperial Credit Private Limited	0.01	26	-	1	-	-	0.01	1
7	Svaas Wellness Limited *(formerly Regkinetics Services Limited)*	(0.06)	(116)	(0.78)	(170)	-	-	(0.90)	(170)
8	Aurigene Pharmaceutical Services Limited	(1.88)	(3,604)	1.49	326	0.38	(11)	1.66	315
9	Dr. Reddy's Formulations Limited	-	1	-	-		-	-	-
	Foreign								
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	0.02	44	0.01	3	(0.03)	1	0.02	4
2	beta Institut gemeinnützige GmbH	-	7	0.01	2	-	-	0.01	2
3	betapharm Arzneimittel GmbH	0.02	35	(0.17)	(38)	0.55	(16)	(0.29)	(54)
4	Chirotech Technology Limited	0.65	1,247	(0.07)	(15)	0.55	(16)	(0.16)	(31)
5	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	0.08	162	0.05	11	(0.21)	6	0.09	17
6	Dr. Reddy's Farmaceutica Do Brasil Ltda.	(0.01)	(26)	0.41	89	0.45	(13)	0.40	76
7	Dr. Reddy's Laboratories (Australia) Pty. Limited	(0.12)	(239)	0.20	43	0.10	(3)	0.21	40
8	Dr. Reddy's Laboratories Canada Inc.	0.26	508	0.25	54	(0.79)	23	0.41	77
9	Dr. Reddy's Laboratories Chile SPA.	0.02	33	(0.15)	(32)	0.14	(4)	(0.19)	(36)
10	Dr. Reddy's Laboratories (EU) Limited	1.52	2,912	(0.54)	(118)	0.52	(15)	(0.70)	(133)
11	Dr. Reddy's Laboratories Inc.	5.04	9,681	(53.64)	(11,707)	-	-	(61.85)	(11,707)
12	Dr. Reddy's Laboratories Japan KK	0.01	15	0.01	3	0.03	(1)	0.01	2
13	Dr. Reddy's Laboratories Kazakhstan LLP	0.13	253	0.18	39	0.07	(2)	0.20	37
14	Dr. Reddy's Laboratories LLC, Ukraine	0.24	468	0.48	104	0.69	(20)	0.44	84
15	Dr. Reddy's Laboratories Louisiana LLC	0.67	1,281	(18.51)	(4,039)	4.14	(120)	(21.97)	(4,159)
16	Dr. Reddy's Laboratories Malaysia Sdn. Bhd	0.03	54	(0.02)	(5)	(0.03)	1	(0.02)	(4)
17	Dr. Reddy's Laboratories New York, LLc	0.21	398	(1.82)	(397)	3.35	(97)	(2.61)	(494)
18	Dr. Reddy's Laboratories Philippines Inc.	-	(4)	(0.05)	(12)	-	-	(0.06)	(12)
19	Dr. Reddy's Laboratories (Proprietary) Limited	0.26	506	0.32	69	(1.17)	34	0.54	103
20	Dr. Reddy's Laboratories Romania S.R.L.	0.36	690	1.24	271	0.52	(15)	1.35	256
21	Dr. Reddy's Laboratories SA	10.96	21,052	(24.90)	(5,434)	(4.18)	121	(28.07)	(5,313)
22	Dr. Reddy's Laboratories SAS	0.06	124	0.04	9	(0.07)	2	0.06	11
23	Dr. Reddy's Laboratories Taiwan Ltd.	0.01	18	0.01	2	-	-	0.01	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.27 Description of the Group (continued)

Sl. No.	Name of the entity	As at 31 March 2022		For the year ended 31 March 2022					
		Net assets, i.e., total assets minus total liabilities		Share in profit or loss		Share in OCI		Share in total comprehensive income (TCI)	
		As % of consolidated net assets	Amount	As % of consolidated profit or loss	Amount	As % of consolidated OCI	Amount	As % of consolidated TCI	Amount
24	Dr. Reddy's Laboratories (Thailand) Limited	0.10	192	0.97	212	0.07	(2)	1.11	210
25	Dr. Reddy's Laboratories (UK) Limited	1.92	3.683	0.85	185	1.69	(49)	0.72	136
26	Dr. Reddy's Research and Development B.V.	1.26	2,430	0.98	214	1.35	(39)	0.92	175
27	Dr. Reddy's Srl	(0.38)	(7.24)	0.16	36	(0.41)	12	0.25	48
28	Dr. Reddy's New Zealand Limited	0.03	64	(0.10)	(21)	(0.07)	2	(0.10)	(19)
29	Dr. Reddy's (WUXI) Pharmaceutical Co. Ltd.	0.02	37	(0.01)	(2)	(0.07)	2	-	-
30	Dr. Reddy's Venezuela, C.A.	(2.53)	(4,865)	(0.86)	(187)	-	-	(0.99)	(187)
31	Euro Bridge Consulting B.V.	(1.38)	(2,651)	(0.50)	(109)	(1.59)	46	(0.33)	(63)
32	Industrias Quimicas Falcon de Mexico, S.A. de CV	0.62	1,199	0.99	216	(3.11)	90	1.62	306
33	Lacock Holdings Limited	0.24	465	(0.01)	(2)	-	-	(0.01)	(2)
34	Dr. Reddy's Laboratories LLC	1.62	3,117	2.78	607	5.59	(162)	2.35	445
35	DRS LLC	0.02	43	(0.02)	(4)	0.07	(2)	(0.03)	(6)
36	Promius Pharma LLC	0.01	11	(0.15)	(32)	-	-	(0.17)	(32)
37	Reddy Holding GmbH	13.57	26,064	9.77	2,132	-	-	11.26	2,132
38	Reddy Netherlands B.V.	1.52	2,919	0.04	8	0.45	(13)	(0.03)	(5)
39	Reddy Pharma Iberia SAU	0.13	246	0.03	6	0.24	(7)	(0.01)	(1)
40	Reddy Pharma Italia S.R.L	0.17	326	-	(1)	(0.21)	6	0.03	5
41	Reddy Pharma SAS	0.19	364	0.56	123	0.28	(8)	0.61	115
42	Nimbus Health GmbH	0.22	416	(0.03)	(6)	0.03	(1)	(0.04)	(7)
	Joint ventures								
	India								
1	DRES Energy Private Limited	-	-	(0.04)	(9)	-	-	(0.05)	(9)
	Foreign								
1	Kunshan Rotam Reddy Pharmaceutical Company Limited	-	-	3.26	712	-	-	3.76	712
	Other consolidating entities								
	India								
1	Cheminor Employees Welfare Trust	0.16	310	0.04	8	-	-	0.04	8
2	Dr. Reddy's Research Foundation	-	5	-	-	-	-	-	-
	Sub total	134.17	257,767	0.27	62	103.63	(3,003)	(15.54)	(2,941)
	Less: Effect of intercompany adjustments / eliminations	(34.17)	(65,643)	99.73	21,763	(3.63)	105	115.54	21,868
	Total	100.00	192,124	100.00	21,825	100.00	(2,898)	100.00	18,927

Note: Net assets and share in profit or loss for the Parent Company, subsidiaries, joint ventures and other consolidating entities are as per the standalone financial statements of the respective entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits

Total employee benefit expenses, including share-based payments, incurred during the years ended 31 March 2022 and 31 March 2021 amounted to ₹ 38,858 and ₹ 36,299, respectively.

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the "Gratuity Plan") and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective 1 September 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund") to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India and in debt securities and equity securities of Indian companies.

The components of gratuity cost recognised in the consolidated statement of profit and loss for the years ended 31 March 2022 and 31 March 2021 consist of the following:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Current service cost	328	281
Interest on defined benefit liability	33	8
Gratuity cost recognised in consolidated statement of profit and loss	**361**	**289**

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at 31 March 2022	As at 31 March 2021
Present value of funded obligations	2,894	2,628
Fair value of plan assets	(2,350)	(1,997)
Net defined benefit liability recognised	**544**	**631**

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Defined benefit obligations at the beginning of the year	2,628	2,349
Current service cost	328	281
Interest on defined obligations	144	140
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	7	153
Actuarial loss/(gain) due to demographic assumptions	24	(26)
Actuarial loss/(gain) due to experience changes	60	51
Benefits paid	(293)	(345)
Liabilities (transferred)/ assumed *	(4)	25
Defined benefit obligations at the end of the year	**2,894**	**2,628**

* *Liabilities assumed/transferred:*

During the year ended 31 March 2022, ₹ (4) represents the transfer of the liabilities on account of transfer of employees between the parent company and its subsidiaries.

During the year ended 31 March 2021, ₹ 25 is comprised of:

a. *₹ 70 increase in liabilities on account of the acquisition of employees pursuant to the Business Transfer Agreement with Wockhardt Limited. Refer to Note 2.42 of these consolidated financial statements for further details.*

b. *₹ 45 transfer of liabilities on account of a restructuring of the pharmaceutical services business between the parent company and its subsidiary.*

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Fair value of plan assets at the beginning of the year	1,997	2,160
Employer contributions	496	25
Interest on plan assets	111	132
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	43	(1)
Benefits paid	(293)	(345)
Assets (transferred)/acquired *	(4)	26
Plan assets at the end of the year	**2,350**	**1,997**

* *Assets acquired/transferred:*

During the year ended 31 March 2022, ₹ (4) represents the transfer of plan assets on account of the transfer of employees between the parent company and its subsidiaries.

During the year ended 31 March 2021, ₹ 26 is comprised of

a. *₹ 70 increase in assets on account of the acquisition of employees pursuant to the Business Transfer Agreement with Wockhardt Limited. Refer to Note 2.42 of these consolidated financial statements for further details.*

b. *₹ 44 transfer of assets on account of a restructuring of the pharmaceutical services business between the parent company and its subsidiary.*

Sensitivity Analysis:

Particulars	As at 31 March 2022
Defined benefit obligation without effect of projected salary growth	1,904
Add: Effect of salary growth	990
Defined benefit obligation with projected salary growth	2,894
Defined benefit obligation, using discount rate minus 50 basis points	2,978
Defined benefit obligation, using discount rate plus 50 basis points	2,815
Defined benefit obligation, using salary growth rate plus 50 basis points	2,976
Defined benefit obligation, using salary growth rate minus 50 basis points	2,816

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity plan are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Discount rate	6.45%	6.00%
Rate of compensation increase	8.50%	8.00%

The assumptions used to determine gratuity cost:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Discount rate	6.00%	6.65%
Rate of compensation increase	8.00%	7.50%

Contributions: The Company expects to contribute ₹ 229 to the Gratuity Plan during the year ending 31 March 2023.

Disaggregation of plan assets: The Gratuity Plan's weighted-average asset allocation as at 31 March 2022 and 31 March 2021, by asset category, was as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Funds managed by insurers	100%	100%
Others	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 **Employee benefits** (continued)

The expected future cash flows in respect of gratuity as at 31 March 2022 were as follows:

Particulars	Amount
Expected contributions	
During the year ended 31 March 2023 (estimated)	229
Expected future benefit payments	
31 March 2023	481
31 March 2024	409
31 March 2025	398
31 March 2026	372
31 March 2027	346
Thereafter	2,437

Pension plan of the Company's subsidiary, Industrias Quimicas Falcon de Mexico

All employees of the Company's Mexican subsidiary, Industrias Quimicas Falcon de Mexico ("Falcon"), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

The components of net pension cost recognised in the consolidated statement of profit and loss for the years ended 31 March 2022 and 31 March 2021 consist of the following:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Current service cost	16	13
Interest on defined benefit liability	10	8
Total cost recognised in consolidated statement of profit and loss	26	21

Details of the employee benefits obligations and plan assets are provided below:

Particulars	As at 31 March 2022	As at 31 March 2021
Present value of funded obligations	271	307
Fair value of plan assets	(215)	(169)
Net defined benefit liability recognised	56	138

Details of changes in the present value of defined benefit obligations are as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Defined benefit obligations at the beginning of the year	307	234
Current service cost	16	13
Interest on defined obligations	24	21
Re-measurements due to:		
Actuarial loss/(gain) due to change in financial assumptions	(40)	24
Actuarial loss/(gain) due to experience changes	3	19
Benefits paid	(58)	(32)
Foreign exchanges differences	19	28
Defined benefit obligations at the end of the year	271	307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

Details of changes in the fair value of plan assets are as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Fair value of plan assets at the beginning of the year	169	128
Employer contributions	84	32
Interest on plan assets	15	13
Re-measurements due to:		
Return on plan assets excluding interest on plan assets	(6)	12
Benefits paid	(58)	(32)
Foreign exchanges differences	11	16
Plan assets at the end of the year	**215**	**169**

Sensitivity Analysis:

Particulars	As at 31 March 2022
Defined benefit obligation without effect of projected salary growth	185
Add: Effect of salary growth	86
Defined benefit obligation with projected salary growth	271
Defined benefit obligation, using discount rate minus 50 basis points	283
Defined benefit obligation, using discount rate plus 50 basis points	260
Defined benefit obligation, using salary growth rate plus 50 basis points	284
Defined benefit obligation, using salary growth rate minus 50 basis points	271

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon defined benefit plans are as follows:

The assumptions used to determine benefit obligations:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Discount rate	9.25%	7.75%
Rate of compensation increase	4.50%	4.50%

The assumptions used to determine defined benefit cost:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Discount rate	7.75%	8.75%
Rate of compensation increase	4.50%	4.50%

Contributions: The Company expects to contribute ₹ 38 to Falcon defined benefit plans during the year ending 31 March 2022.

Disaggregation of plan assets: The Falcon pension plan's weighted-average asset allocation as at 31 March 2022 and 31 March 2021, by asset category was as follows:

Particulars	As at 31 March 2022	As at 31 March 2021
Funds managed by insurers	50%	51%
Others	50%	49%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.28 Employee benefits (continued)

The expected future cash flows in respect of post-employment benefit plans in Mexico as at 31 March 2022 were as follows:

Particulars	Amount
Expected contribution	
During the year ended 31 March 2023 (estimated)	38
Expected future benefit payments	
31 March 2023	3
31 March 2024	4
31 March 2025	8
31 March 2026	14
31 March 2027	23
Thereafter	639

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 1,013 and ₹ 906 to the provident fund plan during the years ended 31 March 2022 and 31 March 2021, respectively.

Superannuation benefits

Certain categories of employees of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes monthly contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 83 and ₹ 84 to the superannuation plan during the years ended 31 March 2022 and 31 March 2021, respectively.

Other contribution plans

In the United States, the Company sponsors a defined contribution 401(k) retirement savings plan for all eligible employees who meet minimum age and service requirements. The Company contributed ₹ 131 and ₹ 139 to the 401(k) retirement savings plan during the years ended 31 March 2022 and 31 March 2021, respectively. The Company has no further obligations under the plan beyond its monthly matching contributions.

In the United Kingdom, certain social security benefits (such as pension, unemployment and disability) are funded by employers and employees through mandatory National Insurance contributions. The contribution amounts are determined based upon the employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 166 and ₹ 143 to the National Insurance during the years ended 31 March 2022 and 31 March 2021, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilised compensated absences and utilise them in future periods or receive cash in lieu thereof as per the Company's policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was ₹ 1,061 and ₹ 1,130 as at 31 March 2022 and 31 March 2021, respectively.

2.29 Employee stock incentive plans

Dr. Reddy's Employees Stock Option Plan, 2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Committee") administers the DRL 2002 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The DRL 2002 Plan, as amended at annual general meetings of shareholders held on 28 July 2004 and on 27 July 2005, provides for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of a stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock option grants in the above two categories as follows:

Particulars	Number of options reserved under category A	Number of options reserved under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

The term of the DRL 2002 plan was extended for a period of 10 years effective as of 29 January 2012 by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

Stock option activity under the DRL 2002 Plan for the two categories of options during the years ended 31 March 2022 and 31 March 2021 is as follows:

Category A — Fair Market Value Options: There was no stock activity under this category during the years ended 31 March 2022 and 31 March 2021 and there were no stock options outstanding under this category as at 31 March 2022 and 31 March 2021.

Category B — Par Value Options: Stock options activity under this category during the years ended 31 March 2022 and 31 March 2021 was as set forth in the below table.

Particulars	For the year ended 31 March 2022			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	217,253	5.00	5.00	69
Granted during the year	106,870	5.00	5.00	91
Expired/forfeited during the year	(30,322)	5.00	5.00	-
Exercised during the year	(86,626)	5.00	5.00	-
Outstanding at the end of the year	**207,175**	**5.00**	**5.00**	**74**
Exercisable at the end of the year	**21,235**	**5.00**	**5.00**	**43**

Particulars	For the Year Ended 31 March 2021			
	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	232,837	5.00	5.00	69
Granted during the year	92,092	5.00	5.00	93
Expired/forfeited during the year	(35,646)	5.00	5.00	-
Exercised during the year	(72,030)	5.00	5.00	-
Outstanding at the end of the year	**217,253**	**5.00**	**5.00**	**69**
Exercisable at the end of the year	**46,130**	**5.00**	**5.00**	**44**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The weighted average grant date fair value of options granted during the years ended 31 March 2022 and 31 March 2021 was ₹ 4,985 and ₹ 3,677 per option, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2022 and 31 March 2021 was ₹ 4,948 and ₹ 4,565 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2022 and 31 March 2021 was ₹ 428 and ₹ 328, respectively. As at 31 March 2022, options outstanding had an aggregate intrinsic value of ₹ 889 and options exercisable had an aggregate intrinsic value of ₹ 91.

Dr. Reddy's Employees ADR Stock Option Plan, 2007 (the "DRL 2007 Plan")

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). The Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

Stock options activity under the DRL 2007 Plan for the above two categories of options during the years ended 31 March 2022 and 31 March 2021 was as follows:

Category A — Fair Market Value Options	For the year ended 31 March 2022			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	270,340	1,982.00 to 3,679.00	2,791.65	67
Granted during the year	5,144	5,301.00	5,301.00	90
Expired/forfeited during the year	(3,150)	3,679.00	3,679.00	-
Exercised during the year	(6,120)	2,607.00 to 3,679.00	3,078.55	-
Outstanding at the end of the year	**266,214**	**1,982.00 to 5,301.00**	**2,823.04**	**56**
Exercisable at the end of the year	**132,845**	**1,982.00 to 3,679.00**	**2,457.33**	**41**

Category A — Fair Market Value Options	For the year ended 31 March 2021			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	202,760	1,982.00 to 2,814.00	2,353.62	72
Granted during the year	96,080	3,679.00	3,679.00	90
Expired/forfeited during the year	(13,348)	2,607.00 / 2,814.00	2,678.03	-
Exercised during the year	(15,152)	2,607.00/ 2,814.00	2,643.48	-
Outstanding at the end of the year	**270,340**	**1,982.00 to 3,679.00**	**2,791.65**	**67**
Exercisable at the end of the year	**69,530**	**1,982.00 to 2,814.00**	**2,182.21**	**45**

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The weighted average grant date fair value of options granted during the years ended 31 March 2022 and 31 March 2021 was ₹ 1,841 and ₹ 1,255 per option, respectively. The weighted average share prices on the date of exercise of options during the years ended 31 March 2022 and 31 March 2021 was ₹ 4,967 and ₹ 4,506 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2022 and 31 March 2021 was ₹ 12 and ₹ 28, respectively. As at 31 March 2022, options outstanding had an aggregate intrinsic value of ₹ 392 and options exercisable had an aggregate intrinsic value of ₹ 196.

Category B — Par Value Options	For the year ended 31 March 2022			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	141,999	5.00	5.00	71
Granted during the year	55,884	5.00	5.00	90
Expired/forfeited during the year	(18,996)	5.00	5.00	-
Exercised during the year	(31,872)	5.00	5.00	-
Outstanding at the end of the year	**147,015**	**5.00**	**5.00**	**68**
Exercisable at the end of the year	**27,929**	**5.00**	**5.00**	**40**

Category B — Par Value Options	For the year ended 31 March 2021			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	151,583	5.00	5.00	73
Granted during the year	52,316	5.00	5.00	89
Expired/forfeited during the year	(19,933)	5.00	5.00	-
Exercised during the year	(41,967)	5.00	5.00	-
Outstanding at the end of the year	**141,999**	**5.00**	**5.00**	**71**
Exercisable at the end of the year	**15,393**	**5.00**	**5.00**	**41**

The weighted average grant date fair value of options granted during the years ended 31 March 2022 and 31 March 2021 was ₹ 5,235 and ₹ 3,631, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2022 and 31 March 2021 was ₹ 4,975 and ₹ 4,334, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2022 and 31 March 2021 was ₹ 158 and ₹ 182, respectively. As of 31 March 2022, options outstanding had an aggregate intrinsic value of ₹ 631 and options exercisable had an aggregate intrinsic value of ₹ 120.

Dr. Reddy's Employees Stock Option Scheme, 2018 (the "DRL 2018 Plan")

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on 27 July 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, "eligible employees"). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy's Employees ESOS Trust (the "ESOS Trust") to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the "Compensation Committee") administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant as follows:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	2,500,000	1,500,000	4,000,000
Options reserved against ADRs	-	1,000,000	1,000,000
Total	**2,500,000**	**2,500,000**	**5,000,000**

As at 31 March 2022, the outstanding shares purchased from secondary market are 468,471 shares for an aggregate consideration of ₹ 1,601. Stock option activity under the DRL 2018 Plan during the years ended 31 March 2022 and 31 March 2021 was as follows

Fair Market Value Options	For the Year Ended 31 March 2022			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	385,930	2,607.00 to 3,679.00	3,056.51	71
Granted during the year	8,856	4,662.70/ 5,310.00	5,289.76	90
Expired/forfeited during the year	(37,021)	2,607.00 to 5,310.00	3,157.39	-
Exercised during the year	(106,730)	2,607.00 to 3,679.00	2,938.55	-
Outstanding at the end of the year	**251,035**	**2,607.00 to 5,301.00**	**3,170.57**	**64**
Exercisable at the end of the year	**68,130**	**2,607.00 to 3,679.00**	**2,859.13**	**47**

Fair Market Value Options	For the Year Ended 31 March 2021			
Particulars	Shares arising out of options	Range of exercise prices	Weighted average exercise price	Weighted average remaining useful life (months)
Outstanding at the beginning of the year	375,775	2,607.00/ 2,814.00	2,697.12	75
Granted during the year	150,740	3,679.00	3,679.00	90
Expired/forfeited during the year	(55,335)	2,607.00 to 3,679.00	2,904.51	-
Exercised during the year	(85,250)	2,607.00/ 2,814.00	2,671.71	-
Outstanding at the end of the year	**385,930**	**2,607.00 to 3,679.00**	**3,056.51**	**71**
Exercisable at the end of the year	**71,225**	**2,607.00/ 2,814.00**	**2,665.63**	**51**

The weighted average grant date fair value of options granted during the years ended 31 March 2022 and 31 March 2021 was ₹ 1,848 and ₹ 1,255 per option, respectively. The weighted average share price on the date of exercise of options during the years ended 31 March 2022 and 31 March 2021 was ₹ 4,922 and ₹ 4,609 per share, respectively.

The aggregate intrinsic value of options exercised during the years ended 31 March 2022 and 31 March 2021 was ₹ 212 and ₹ 165, respectively. As at 31 March 2022, options outstanding had an aggregate intrinsic value of ₹ 282 and options exercisable had an aggregate intrinsic value of ₹ 77.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Valuation of stock options:

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options granted under the DRL 2002 Plan, the DRL 2007 Plan and the DRL 2018 Plan has been measured using the Black–Scholes-Merton model at the date of the grant.

The Black-Scholes-Merton model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of par value options granted, the expected term of an option (or "option life") is estimated based on the vesting term and contractual term, as well as the expected exercise behavior of the employees receiving the option. In respect of fair market value options granted, the option life is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the option life, of the observed market prices of the Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity.

Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the Company's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is recognised in the consolidated statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

The weighted average inputs used in computing the fair value of options granted were as follows:

Particulars	Grants made on		
	17 January 2022	28 October 2021	28 October 2021
Expected volatility	28.60%	29.20%	28.53%
Exercise price	₹ 5.00	₹ 4,663.00	₹ 5.00
Option life	6.5 Years	5.0 Years	2.5 Years
Risk-free interest rate	6.52%	5.94%	4.86%
Expected dividends	0.54%	0.55%	0.55%
Grant date share price	₹ 4,672.00	₹ 4,570.00	₹ 4,570.00

Particulars	Grants made on		
	28 October 2021	13 May 2021	13 May 2021
Expected volatility	29.04%	29.38%	30.02%
Exercise price	₹ 5.00	₹ 5,301.00	₹ 5.00
Option life	5.0 Years	5.0 Years	2.5 Years
Risk-free interest rate	5.99%	5.70%	4.64%
Expected dividends	0.54%	0.47%	0.47%
Grant date share price	₹ 4,570.00	₹ 5,301.00	₹ 5,301.00

Particulars	Grants made on		
	27 October 2020	19 May 2020	19 May 2020
Expected volatility	30.81%	29.12%	30.47%
Exercise price	₹ 5.00	₹ 3,679.00	₹ 5.00
Option life	2.5 Years	5.0 Years	2.5 Years
Risk-free interest rate	4.36%	5.67%	4.62%
Expected dividends	0.49%	0.68%	0.68%
Grant date share price	₹ 5,099.00	₹ 3,700.00	₹ 3,700.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.29 Employee stock incentive plans (continued)

Share-based payment expense

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Equity settled share-based payment expense[1]	592	584
Cash settled share-based payment expense[2]	148	157
	740	741

[1] *As of 31 March 2022 and 31 March 2021, there was ₹ 701 and ₹ 612, respectively, of total unrecognised compensation cost related to unvested stock options. This cost is expected to be recognised over a weighted-average period of 1.93 years and 1.95 years, respectively.*

[2] *Certain of the Company's employees are eligible for share-based payment awards that are settled in cash. These awards entitle the employees to a cash payment, on the exercise date, subject to vesting upon satisfaction of certain service conditions which range from 1 to 4 years. The amount of cash payment is determined based on the price of the Company's ADSs at the time of vesting. As of 31 March 2022 and 31 March 2021, there was ₹ 101 and ₹ 126, respectively, of total unrecognised compensation cost related to unvested awards. This cost is expected to be recognised over a weighted-average period of 1.82 years and 1.88 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.*

2.30 Income taxes

a) Income tax expense/(benefit) recognised in the consolidated statement of profit and loss

Income tax expense recognised in the consolidated statement of profit and loss consists of the following:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Current taxes		
Domestic	4,180	5,849
Foreign	6,833	2,323
	11,013	8,172
Deferred taxes		
Domestic	2,165	2,736
Foreign	(4,389)	(1,589)
	(2,224)	1,147
Total income tax expense recognised in the consolidated statement of profit and loss	8,789	9,319

b) Income tax expense/(benefit) recognised directly in equity

Income tax expense/(benefit) recognised directly in equity consist of the following:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Tax effect on changes in fair value of investments	(293)	293
Tax effect on effective portion of change in fair value of cash flow hedges	288	319
Tax effect on actuarial gains/losses on defined benefit obligations	(12)	(73)
Total income tax (benefit)/ expense recognised in the equity	(17)	539

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

c) Reconciliation of effective tax rate

The following is a reconciliation of the Company's effective tax rates for the years ended 31 March 2022 and 31 March 2021:

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Profit before income taxes	30,614	28,835
Enacted tax rate in India	34.94%	34.94%
Computed expected tax expense	10,697	10,075
Effect of:		
Differences between Indian and foreign tax rates	(17)	372
Unrecognised deferred tax assets/(recognition of previously unrecognised deferred tax assets), net	351	949
Expenses not deductible for tax purposes	208	230
Income exempt from income taxes	(1,619)	(1,807)
Foreign exchange differences	(58)	(13)
Tax expense on distributed/undistributed earnings of subsidiary outside India	(220)	-
Income from sale of capital assests	(305)	-
Effect of change in tax laws and rate in jurisdictions outside India	(44)	(313)
Others	(204)	(174)
Income tax expense	8,789	9,319
Effective tax rate	28.71%	32.32%

The Company's effective tax rate for the year ended 31 March 2022 was lower as compared to the year ended 31 March 2021 primarily on account of :-

- primarily due to a lower profit base on account of impairment losses during the year ended 31 March 2021.
- changes in the Company jurisdictional mix of earnings (i.e., an increase in the proportion of the Company profits from lower tax jurisdictions and decrease in proportion of the Company profits from higher tax jurisdictions); and
- income from sale of capital assets, which is taxable at a rate lower than the enacted tax rate.

d) Unrecognised deferred tax assets and liabilities

The details of unrecognised deferred tax assets and liabilities are summarised below:

Particulars	As at 31 March 2022	As at 31 March 2021
Deductible temporary differences, net	515	464
Operating tax loss carry-forward	4,590	4,742
	5,105	5,206

During the year ended 31 March 2022, the Company recognised deferred tax assets on operating tax losses pertaining primarily to Dr. Reddy's Laboratories SA, Switzerland as the Company believes that it is probable that there will be available taxable profits against which such tax losses can be utilized.

Deferred income taxes are not provided on undistributed earnings of ₹ 19,891 and ₹ 22,099 as at 31 March 2022 and 2021, respectively of subsidiaries, where it is expected that earnings of the subsidiaries will not be distributed in the foreseeable future. Generally, the Company indefinitely reinvests all of the accumulated undistributed earnings of subsidiaries, and accordingly, has not recorded any deferred taxes in relation to such undistributed earnings of its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

e) Deferred tax assets and liabilities

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

Particulars	As at 31 March 2022	As at 31 March 2021
Deferred tax assets/(liabilities):		
Inventory	3,164	3,987
Minimum Alternate Tax*	3,930	4,749
Trade receivables**	5,683	889
Operating tax loss and interest loss carry-forward	2,153	2,745
Current liabilities and provisions	1,079	1,060
Property, plant and equipment	(3,137)	(2,723)
Investments	287	(130)
Others	(403)	(180)
Net deferred tax assets	**12,756**	**10,397**

* *As per Indian tax laws, companies are liable for a Minimum Alternate Tax ("MAT") when current tax, as computed under the provisions of the Income Tax Act, 1961 ("Tax Act"), is determined to be below the MAT computed under section 115JB of the Tax Act. If in any year the Company pays a MAT, then it is entitled to claim credit of the MAT paid over and above the normal tax liability in the subsequent years. The MAT credit is eligible to be carried forward and set-off in the future against the current tax liabilities over a period of 15 years starting from the succeeding fiscal year in which such credit was generated.*

** *The final regulations addressing changes in income recognition rules under Treas. Reg. sections 1.451-3 and 1.451-8 were published on 6 January 2021, and are effective for tax years beginning on or after 1 January 2021. The final regulations which are mandatory for tax years beginning after 31 December 2020, are consistent with the Internal Revenue Service's (IRS) position and therefore create the need for the Company to change its current accounting method used for chargebacks to align with the final regulations. As a consequence, of the new regulations, Dr. Reddy's Laboratories Inc. U.S.A. has created a current tax liability and deferred tax asset in the financial statements reported for the year ending 31 March 2022.*

In assessing whether the deferred income tax assets will be realised, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets and tax loss carry-forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of those recognised deductible differences and tax loss carry-forwards. Recoverability of deferred tax assets is based on estimates of future taxable income. Any changes in such future taxable income would impact the recoverability of deferred tax assets.

Operating loss carry-forward consists of business losses, unabsorbed depreciation and unabsorbed interest carry-forwards. A portion of this total loss can be carried indefinitely and the remaining amounts expire at various dates ranging from 2023 through 2040.

f) Movement in deferred tax assets and liabilities during the years ended 31 March 2022 and 31 March 2021

The details of movement in deferred tax assets and liabilities are summarised below:

Particulars	As at 1 April 2021	Recognised in the consolidated statement of profit and loss	Recognised in equity	As at 31 March 2022
Deferred tax assets/(liabilities)				
Inventory	3,987	(823)	-	3,164
Minimum Alternate Tax	4,749	(819)	-	3,930
Trade receivables	889	4,794	-	5,683
Operating/other tax loss carry-forward	2,745	(592)	-	2,153
Current liabilities and provisions	1060	295	(276)	1,079
Property, plant and equipment	(2,723)	(414)	-	(3,137)
Investments	(130)	124	293	287
Others	(180)	(223)	-	(403)
Net deferred tax assets/(liabilities)	**10,397**	**2,342**	**17**	**12,756**

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.30 Income taxes (continued)

Particulars	As at 1 April 2020	Recognised in the consolidated statement of profit and loss	Recognised in equity	As at 31 March 2021
Deferred tax assets/(liabilities)				
Inventory	3,197	790	-	3,987
Minimum Alternate Tax	6,247	(1,498)	-	4,749
Trade receivables	904	(15)	-	889
Operating/other tax loss carry-forward	3,399	(654)	-	2,745
Current liabilities and provisions	630	676	(246))	1,060
Property, plant and equipment	(2,638)	(85)	-	(2,723)
Investments	65	98	(293)	(130)
Others	375	(555)	-	(180)
Net deferred tax assets/(liabilities)	**12,179**	**(1,243)**	**(539)**	**10,397**

The amounts recognised in the consolidated statement of profit and loss for the years ended 31 March 2022 and 31 March 2021 include ₹ 118 and ₹ (96) respectively, which represent exchange differences arising due to foreign currency translations.

g) Uncertain tax positions

The Company is contesting various disallowances by the Indian Income Tax authorities. The associated tax impact for disallowances being more likely than not to be accepted by Tax authorities is ₹ 2,726, and accordingly, no provision is made in these consolidated financial statements as at 31 March 2022.

During the years ended 31 March 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico's Tax Administration Service, *Servicio de Administracion Tributaria* ("SAT"), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended 31 December 2006, 31 December 2007 and 31 December 2008. The associated tax impact is ₹ 918 (MXN 241) and profit share impact is ₹ 95 (MXN 25). The Company filed administrative appeals with the SAT by challenging these disallowances and, during February and March 2017, the Company received orders of the SAT confirming these disallowances by dismissing its administrative appeals. The Company disagrees with the SAT's disallowances and filed an appeal with the Tribunal Federal de Justicia Administrativa (Federal Tax and Administrative Court of Mexico) in March and April 2017. The Company believes that it is more likely than not that it would prevail over the SAT in this litigation. Accordingly, no provision has been made in these consolidated financial statements as at 31 March 2022.

2.31a Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as at 31 March 2022 and 31 March 2021 were as follows:

Particulars	As at 31 March 2022		As at 31 March 2021	
	Total carrying value	Total fair value/ amortised cost	Total carrying value	Total fair value/ amortised cost
Financial assets				
Cash and cash equivalents	14,852	14,852	14,829	14,829
Other bank balances	9,340	9,340	5,959	5,959
Investments[1]	21,841	21,841	18,743	18,743
Trade receivables	66,818	66,818	49,759	49,759
Derivative instruments	1,906	1,906	1,218	1,218
Other financial assets	4,347	4,347	2,626	2,626
Total	**119,104**	**119,104**	**93,134**	**93,134**
Financial liabilities				
Trade payables	22,662	22,662	18,109	18,109
Long-term borrowings	3,800	3,800	3,800	3,800
Short-term borrowings	27,082	27,082	23,145	23,145
Lease liabilities	2,963	2,963	3,363	3,363
Derivative instruments	479	479	326	326
Other financial liabilities	24,832	24,832	23,417	23,417
Total	**81,818**	**81,818**	**72,160**	**72,160**

[1] *Interest accrued but not due on investments is included in other financial assets.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at 31 March 2022:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	16,751	-	-	16,751
FVTPL - Financial asset - Investment in limited liability partnership firm	-	-	386	386
FVTPL - Financial asset - Investment in equity securities	200	-	1	201
FVTOCI - Financial asset - Investment in equity securities	998	-	-	998
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	1,427	-	1,427

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at 31 March 2021:

Particulars	Level 1	Level 2	Level 3	Total
FVTPL - Financial asset - Investments in units of mutual funds	13,263	-	-	13,263
FVTPL - Financial asset - Investment in limited liability partnership firm	-	-	400	400
FVTPL - Financial asset - Investment in equity securities	-	-	1	1
FVTOCI - Financial asset - Investment in equity securities	4,532	-	-	4,532
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts[1]	-	892	-	892
FVTPL - Contingent consideration pursuant to the Business Transfer Agreement with Wockhardt Limited (Refer note 2.42 for details)	-	-	420	420

[1] *The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.*

As at 31 March 2022 and 31 March 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Derivative financial instruments

The Company had a derivative financial asset and derivative financial liability of ₹ 1,906 and ₹ 479, respectively, as at 31 March 2022 as compared to derivative financial asset and derivative financial liability of ₹ 1,218 and ₹ 326, respectively, as at 31 March 2021 towards these derivative financial instruments.

Details of gain/(loss) recognised in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognised in respect of derivative contracts during the applicable year ended :

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021
Net gain/ (loss) recognised as a part of consolidated statement of profit and loss in respect of foreign exchange derivative contracts and cross currency interest rate swaps contracts	(435)	2,619
Net gain/(loss) recognised in equity in respect of hedges of highly probable forecast transactions, net of amounts reclassified from equity and recognised as component of revenue	883	1,123
Net gain/(loss) reclassified from equity and recognised as component of revenue occurrence of forecasted transaction	525	340

The net carrying amount of the Company's "hedging reserve" as a component of equity before adjusting for tax impact was a gain of ₹ 1,284 as at 31 March 2022, as compared to a loss of ₹ 401 as at 31 March 2021.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

Outstanding foreign exchange derivative contracts

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as of 31 March 2022:

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	GBP	INR	GBP 9	Sell
	Forward contract	RUB	INR	RUB 7,171	Sell
	Forward contract	US$	INR	US$ 720	Sell
	Forward contract	US$	MXN	US$ 21	Buy
	Forward contract	ZAR	INR	ZAR 31	Sell
	Forward contract	US$	RUB	US$ 1	Buy
	Forward contract	US$	RON	US$ 12	Buy
	Forward contract	US$	AUD	US$ 4	Buy
	Forward contract	GBP	US$	GBP 48	Buy
	Forward contract	EUR	US$	EUR 47	Buy
	Forward contract	US$	KZT	US$ 9	Buy
	Forward contract	US$	CLP	US$ 3	Buy
	Forward contract	US$	COP	US$ 7	Buy
	Forward contract	US$	BRL	US$ 3	Buy
	Forward contract	EUR	INR	EUR 2	Sell
	Forward contract	US$	THB	US$ 2	Buy
	Option contract	US$	INR	US$ 60	Sell
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 4	Sell
	Forward contract	RUB	INR	RUB 9,600	Sell
	Forward contract	US$	INR	US$ 68	Sell
	Forward contract	ZAR	INR	ZAR 122	Sell
	Option contract	US$	INR	US$ 275	Sell

The following table gives details in respect of the notional amount of outstanding foreign exchange derivative contracts as at 31 March 2021.

Category	Instrument	Currency[1]	Cross Currency[1]	Amounts in millions	Buy/Sell
Hedges of recognised assets and liabilities	Forward contract	AUD	INR	AUD 7	Sell
	Forward contract	CHF	INR	CHF 200	Sell
	Forward contract	GBP	INR	GBP 8	Sell
	Forward contract	RUB	INR	RUB 2,799	Sell
	Forward contract	US$	INR	US$ 353	Sell
	Forward contract	US$	MXN	US$ 10	Buy
	Forward contract	US$	UAH	US$ 14	Buy
	Forward contract	ZAR	INR	ZAR 111	Sell
	Forward contract	US$	RUB	US$ 2	Buy
	Forward contract	US$	RON	US$ 12	Buy
	Forward contract	US$	AUD	US$ 3	Buy
	Forward contract	GBP	US$	GBP 48	Buy
	Forward contract	EUR	GBP	EUR 1	Sell
	Forward contract	EUR	US$	EUR 16	Buy
	Forward contract	CHF	US$	CHF 200	Buy
	Forward contract	US$	KZT	US$ 4	Buy
	Forward contract	US$	CLP	US$ 3	Buy
	Forward contract	US$	COP	US$ 4	Buy
	Forward contract	US$	BRL	US$ 4	Buy
	Forward contract	US$	KZT	US$ 9	Buy
Hedges of highly probable forecast transactions	Forward contract	AUD	INR	AUD 10	Sell
	Forward contract	RUB	INR	RUB 6,850	Sell
	Option contract	US$	INR	US$ 645	Sell - Risk Reversal
	Forward contract	ZAR	INR	ZAR 148	Sell

[1] *"INR" means Indian Rupees, "US$" means United States dollars, "RON" means Romanian new leus, "GBP" means U.K. pounds sterling, "AUD" means Australian dollars, "CHF" means Swiss francs, "ZAR" means South African rands, "EUR" means Euros, "BRL" means Brazilian reals, "CLP" means Chilean pesos, "COP" means Colombian pesos, "KZT" means Kazakhstan tenges, "MXN" means Mexican pesos, "UAH" means Ukrainian hryvnias, "RUB" means Russian roubles and "THB" means Thai bahts.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.31 Financial instruments (continued)

The table below summarises the periods when the cash flows associated with highly probable forecast transactions that are classified as cash flow hedges are expected to occur:

Particulars	As at 31 March 2022	As at 31 March 2021
Cash flows in United States dollars		
Not later than one month	2,653	3,656
Later than one month and not later than three months	5,305	7,311
Later than three months and not later than six months	6,139	12,063
Later than six months and not later than one year	11,824	24,126
	25,921	47,156
Cash flows in Russian roubles		
Not later than one month	460	437
Later than one month and not later than three months	1,513	874
Later than three months and not later than six months	3,528	1,748
Later than six months and not later than one year	3,331	3,593
	8,832	6,652
Cash Flows in Australian Dollars		
Not later than one month	10	46
Later than one month and not later than three months	60	92
Later than three months and not later than six months	48	139
Later than six months and not later than one year	134	277
	252	554
Cash flows in South African Rands		
Not later than one month	41	61
Later than one month and not later than three months	98	121
Later than three months and not later than six months	146	182
Later than six months and not later than one year	350	364
	635	728

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes.

A net gain/loss of ₹ Nil, representing the changes in the fair value of interest rate swaps used as hedging instrument in a cash flow hedge is recognised in the statement of other comprehensive income. For balance interest rate swaps, the changes in fair value (including cross currency interest rate swaps) are recognised as part of the foreign exchange gains and losses and finance costs. Accordingly the Company has recorded, as part of consolidated statement of profit and loss, a net gain of ₹ 32 and ₹ 164 for the year ended 31 March 2022 and 31 March 2021, respectively.

The Company had outstanding cross currency swap against INR Borrowing of ₹ Nil as at 31 March 2022 and ₹ 7,240 as on 31 March 2021. The swap hedges the principal repayment of underlying INR liability and transforms it into US$ Principal repayment liability.

2.32 Financial risk management

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimise potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing the Company's risk assessment and management policies and processes.

a. Market risk

Market risk is the risk of loss of future earnings, fair values or future cash flows that may result from adverse changes in market rates and prices (such as interest rates, foreign currency exchange rates and commodity prices) or in the price of market risk-sensitive instruments as a result of such adverse changes in market rates and prices. Market risk is attributable to all market risk-sensitive financial instruments, all foreign currency receivables and payables and all short-term and long-term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

Foreign exchange risk

The Company's foreign exchange risk arises from its foreign operations, foreign currency revenues and expenses, (U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australlian dollars and Euros) and foreign currency borrowings (in United States dollars, Russian roubles, South African rands, Mexican pesos, Ukrainian hryvnias and Brazilian reals). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's revenues measured in Indian rupees may decrease. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses both derivative and non-derivative financial instruments, such as foreign exchange forward contracts, option contracts, currency swap contracts and foreign currency financial liabilities, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecast transactions and recognised assets and liabilities.

The details in respect of the outstanding foreign exchange forward and option contracts are given in note 2.31 to these consolidated financial statements.

In respect of the Company's forward and option contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in:

- a ₹ 3,169/(2,937) increase/(decrease) in the Company's hedging reserve and a ₹ 5,378/(5,375) increase/(decrease) in the Company's profit from such contracts, as at 31 March 2022;
- a ₹ 4,824/(4,195) increase/(decrease) in the Company's hedging reserve and a ₹ 2,658/(2,658) increase/(decrease) in the Company's profit from such contracts, as at 31 March 2021.

The following table analyses foreign currency risk from non-derivative financial instruments as at 31 March 2022:

(All figures in equivalent Indian Rupees millions)

Particulars	United States dollars	Euros	Russian roubles	Others[1]	Total
Assets					
Cash and cash equivalents	11,468	205	80	87	11,840
Investments	26	-	-	-	26
Trade receivables	44,443	382	945	144	45,914
Other financial assets	125	19	3	17	164
Total	**56,062**	**606**	**1,028**	**248**	**57,944**
Liabilities					
Trade payables	5,857	1,467	455	258	8,037
Lease liabilities	1,885	29	16	52	1,982
Other financial liabilities	5,321	698	123	438	6,580
Total	**13,063**	**2,194**	**594**	**748**	**16,599**

[1] *Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese Yuans (Renminbi), Canadian Dollars and Ukrainian hryvnia.*

The following table analyses foreign currency risk from non-derivative financial instruments as at 31 March 2021:

(All figures in equivalent Indian Rupees millions)

Particulars	United States dollars	Euros	Russian roubles	Others[1]	Total
Assets					
Cash and cash equivalents	12,643	129	30	92	12,894
Investments	24	-	-	-	24
Trade receivables	30,247	841	721	101	31,910
Other financial assets	184	20	3	16	223
Total	**43,098**	**990**	**754**	**209**	**45,051**
Liabilities					
Trade payables	3,694	1,092	-	151	4,937
Short-term borrowings	3,657	-	3,717	-	7,374
Lease liabilities	2,216	52	18	43	2,329
Other financial liabilities	3,788	243	82	351	4,464
Total	**13,355**	**1,387**	**3,817**	**545**	**19,104**

[1] *Others primarily consists of U.K. pounds sterling, Swiss francs, Romanian new leus, Chinese Yuans (Renminbi), Canadian Dollars and Ukrainian hryvnia.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

For the years ended 31 March 2022 and 31 March 2021, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies for the above-mentioned financial assets/liabilities would affect the Company's net profit by ₹ 4,135 and ₹ 2,595, respectively.

Interest rate risk

As at 31 March 2022, the Company had loans with floating interest rates as follows: ₹ 4,000 of loans carrying a floating interest rate of the 3 Months India Treasury Bill less 5 bps; ₹ 13,800 of loans carrying a floating interest rate of the 3 Months India Treasury Bill; ₹ 411 of loans carrying a floating interest rate of the 3 Months India Treasury Bill plus 25 bps; ₹ 1,137 of loans carrying a floating interest rate of 1 Month LIBOR + 80bps; ₹ 800 of loans carrying a floating interest rate of CDI+1.79% and ₹ 2,017 of loans carrying a floating interest rate of TIIE+1.15%.

As at 31 March 2021, the Company had loans with floating interest rates as follows: ₹ 8,800 of loans carrying a floating interest rate of 3 Months India Treasury Bill plus 30 bps and ₹ 1,896 of loans carrying a floating interest rate of TIIE+1.20%.

For details of the Company's short-term and long-term loans and borrowings, including interest rate profiles, refer note 2.11 A and B of these consolidated financial statements.

For the years ended 31 March 2022 and 31 March 2021, every 10% increase or decrease in the floating interest rate component (i.e., Indian Treasury Bill, LIBOR, CDI and TIIE) applicable to its loans and borrowings would affect the Company's net profit by ₹ 89 and ₹ 37, respectively.

The Company's investments in term deposits (i.e., certificates of deposit) with banks and short-term liquid mutual funds are for short and long durations, and therefore do not expose the Company to significant interest rates risk.

Note that "CDI" means Brazilian interbank deposit rate (Certificado de Depósito Interbancário), "TIIE" means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), and "LIBOR" means the London Inter-bank Offered Rate.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. As at 31 March 2022, the Company had not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of expected losses in respect of trade and other receivables and investments.

Trade and other receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country in which the customer operates, also has an influence on credit risk assessment. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

Investments

The Company limits its exposure to credit risk by generally investing in liquid securities and only with counterparties that have a good credit rating. The Company does not expect any losses from non-performance by these counter-parties, and does not have any significant concentration of exposures to specific industry sectors or specific country risks.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.32 Financial risk management (continued)

Details of financial assets – not due, past due and impaired

None of the Company's cash equivalents, including term deposits (i.e., certificates of deposit) with banks, were past due or impaired as at 31 March 2022. The Company's credit period for trade receivables payable by its customers generally ranges from 20 - 180 days.

The ageing of trade receivables is given below:

Particulars	As at 31 March 2022	As at 31 March 2021
Neither past due nor impaired	51,505	41,350
Past due but not impaired		
Less than 365 days	15,501	8,598
More than 365 days	1,006	1,107
	68,012	51,055
Less : Allowance for credit losses	(1,194)	(1,296)
Total	66,818	49,759

See Note 2.7 B of these consolidated financial statements for the activity in the allowance for credit losses.
Other than trade receivables, the Company has no significant class of financial assets that is past due but not impaired.

c. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2022, and 31 March 2021, the Company had uncommitted lines of credit from banks of ₹ 39,989 and ₹ 38,766 respectively.

As at 31 March 2022, the Company had working capital of ₹ 80,165, including cash and cash equivalents of ₹ 14,852, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months), bonds and commercial paper of ₹ 12,562, and investments in mutual funds of ₹ 16,751.

As at 31 March 2021, the Company had working capital of ₹ 64,314 (excluding assets held for sale of ₹ 151), including cash and cash equivalents of ₹ 14,829, investments in term deposits with banks (i.e., deposits having original maturities more than 3 months but less than 12 months), bonds and commercial paper of ₹ 6,481, and investments in mutual funds of ₹ 13,263.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at 31 March 2022:

Particulars	2023	2024	2025	2026	Thereafter	Total
Trade payables	22,662	-	-	-	-	22,662
Short-term borrowings	27,082	-	-	-	-	27,082
Derivative instruments	479	-	-	-	-	479
Other financial liabilities	24,832	-	-	-	-	24,832

The table below provides details regarding the contractual maturities of significant financial liabilities (other than long-term borrowings and obligations under finance leases, which have been disclosed in note 2.11 A to these consolidated financial statements) as at 31 March 2021:

Particulars	2022	2023	2024	2025	Thereafter	Total
Trade payables	18,109	-	-	-	-	18,109
Short-term borrowings	23,145	-	-	-	-	23,145
Derivative instruments	326	-	-	-	-	326
Other financial liabilities	23,417	-	-	-	-	23,417

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments

A. Contingent liabilities (claims against the Company not acknowledged as debts)

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, "Legal Proceedings"), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company based on internal and external legal advices discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its consolidated balance sheet, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Launch of product

On 14 June 2018, the U.S. FDA granted the Company final approval for buprenorphine and naloxone sublingual film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the "Delaware District Court"), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company's commercial launch of its generic sublingual film product. In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the United States immediately following the U.S. FDA approval on 14 June 2018. On 12 July 2019 the U.S. Court of Appeals for the Federal Circuit ("the Court of Appeals") affirmed the Delaware District Court's ruling that the Company's generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware District Court's case (U.S. patent numbers 8,603,514 and 8,015,150).

After the Delaware District Court's decision, Indivior filed a second lawsuit against the Company alleging infringement of three additional U.S. patents (numbers 9,687,454, 9,855,221 and 9,931,305) in the U.S. District Court for the District of New Jersey (the "New Jersey District Court"), styled Indivior Inc. et al. v. Dr. Reddy's Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.). Following the launch, on 15 June 2018, Indivior filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court. Indivior's motion alleged that the Company's generic sublingual film product infringed one of three U.S. patents (number 9,931,305) at issue in the New Jersey District Court. Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States. Subsequently, on 14 July 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior. Under the order, Indivior was required to and did post a bond of US$72 million to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision, and the Court of Appeals agreed to expedite the appeal.

On 20 November 2018, the Court of Appeals issued a decision vacating the preliminary injunction. The Court of Appeals denied Indivior's petition for rehearing on 4 February 2019.

Indivior subsequently filed two emergency motions in the Court of Appeals to stay issuance of the mandate and to keep the preliminary injunction in place, which the Court of Appeals denied. Indivior then petitioned the U.S. Supreme Court to stay issuance of the mandate.

Indivior's petition was denied by the Chief Justice of the U.S. Supreme Court on 19 February 2019, and the mandate was issued on the same day. The Company resumed sales of its generic sublingual film product after the mandate was issued.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

On 19 February 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior's claims under U.S. patent number 9,855,221. On 5 November 2019, the New Jersey District Court issued its claim construction decision construing certain terms in U.S. patent numbers 9,931,305 and 9,687,454. After such claim construction decision, on 8 January 2020, the New Jersey District Court entered a stipulated order that the Company's generic sublingual film product does not infringe the asserted claims in U.S. patent number 9,931,305. In the stipulated order, Indivior reserved the ability to appeal the New Jersey District Court's claim construction order. The Company filed a motion requesting that the New Jersey District Court enter partial final judgment in the Company's favor relating to the allegations of infringement of U.S. patent number 9,931,305, which the District Court denied without prejudice on 24 August 2020, pending resolution of Indivior's allegations relating to U.S. patent number 9,687,454.

On 11 November 2019, a Magistrate Judge in the District of New Jersey granted the Company leave to file a counterclaim against Indivior that alleges that Indivior engaged in anticompetitive conduct by making false or misleading statements to the New Jersey District Court during the preliminary injunction proceedings in violation of federal antitrust laws. Indivior appealed the Magistrate Judge's ruling to the District Court Judge and, on 24 August 2020, the District Court Judge denied Indivior's appeal. The District Court did grant Indivior's motion to bifurcate the patent claims and the antitrust claims into two separate trials. Fact discovery closed on 29 January 2021, and expert discovery closed on 24 September 2021. Indivior has filed a motion for summary judgment that it is immune from antitrust liability under the Noerr-Pennington doctrine and that the Company is not entitled to seek damages in excess of the injunction bond. The Company has filed a motion for summary judgment that Indivior's remaining claims for patent infringement are barred by the doctrines of issue preclusion, claim preclusion, and prosecution laches and that Indivior's damages claim should be limited to a reasonable royalty. Summary judgment briefing closed on 12 January 2022. No trial date has been set.

In addition to the District Court proceeding, on 13 November 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of U.S. patent number 9,687,454 before the Patent Trial and Appeal Board ("PTAB"). On 13 June 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. The PTAB heard oral argument in the pending inter-partes review challenge on 3 March 2020.

On 2 June 2020, the PTAB issued a final written decision in the Company's favor finding that the Company had demonstrated that claims 1–5, 7, and 9–14 of U.S. Patent No. 9,687,454 ("the 454 patent") were unpatentable. The PTAB upheld the validity of only one of the challenged claims, claim 8. Additionally, claim 6 was not at issue in the inter-partes review and therefore not subject to the final written decision. Claims 6 and 8 remain asserted against the Company in the New Jersey District Court litigation. Indivior filed a timely notice of appeal of the PTAB's Final Written Decision (" FWD") for claims 1-5, 7, and 9-14, and the Company cross appealed the PTAB's FWD on claim 8 On 24 November 2021, a panel of the Federal Circuit issued a decision affirming the PTAB's decision in all respects. On 26 January 2022, Indivior filed a petition with the Federal Circuit seeking rehearing of the panel's decision. On 16 March 2022, the Federal Circuit denied Indivior's petition for rehearing and, the mandate was issued on 23 March 2022. As a result of the Federal Circuit's decision, the only remaining valid claims of the 454 patent to be litigated before the district court are claims 6 and 8.

The Company intends to vigorously defend its positions and pursue a claim for damages caused by the preliminary injunction. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision was made in these consolidated financial statements of the Company.

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the "DPCO"), the National Pharmaceutical Pricing Authority (the "NPPA") established by the Government of India had the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the "High Court") challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the "Supreme Court") by filing a Special Leave Petition.

During the year ended 31 March 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was ₹ 285 including interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was ₹ 77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of ₹ 30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company's application to include additional legal grounds that the Company believed strengthened its defense against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a "specified product" under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On 20 July 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a "specified product" under the DPCO back to the High Court for further proceedings. During the three months ended 30 September 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended 31 December 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company have filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as "specified product" as per DPCO 1995 and the related Demand Notices issued thereunder. The matters are tagged along with the Norfloxacin matter and have been adjourned to 20 January 2023 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance ("IPA"), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On 26 September 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on 25 October 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended 31 December 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On 20 March 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated 26 September 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on 4 October 2017. Further, on 13 December 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated 4 October 2017, which was dismissed by Supreme Court on 10 January 2018.

During the three months ended 31 March 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On 13 July 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on 21 July 2017. On 27 July 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of ₹ 776. On 3 August 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on 8 August 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit ₹ 100 and furnish a bank guarantee for ₹ 676. Pursuant to the order, the Company deposited ₹ 100 on 13 September 2017 and submitted a bank guarantee of ₹ 676 dated 15 September 2017 to the Registrar General, Delhi High Court. On 22 November 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On 10 May 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to 14 November 2022 for hearing.

Based on its best estimate, the Company has recorded a provision of ₹ 353 under "Selling and other expenses" as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other product and patent related matters

Child resistant packaging matter complaint under the False Claims Act ("FCA")

In May 2012, the Consumer Product Safety Commission (the "CPSC") requested that Dr. Reddy's Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated 30 April 2014 that the Company had violated the Consumer Product Safety Act (the "CPSA") and the Poison Prevention Packaging Act (the "PPPA") and that the CPSC intended to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about 14 August 2008 through 1 June 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC's special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC's allegations.

Simultaneously, the U.S. Department of Justice (the "DOJ") began to investigate a sealed complaint which was filed in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act ("FCA") related to these same issues (the "FCA Complaint"). The Company cooperated with the DOJ in its investigation. The DOJ and all States involved in the investigation declined to intervene in the FCA Complaint. On 10 November 2015, the FCA Complaint was unsealed and the plaintiff whistleblowers, who are two former employees of the Company, proceeded without the DOJ's and applicable States' involvement. The unsealed FCA Complaint relates to the 6 blister pack products originally subject to the investigation and also 38 of the Company's generic prescription products sold in the U.S. in various bottle and cap packaging.

The Company filed its response to the FCA Complaint on 23 February 2016 in the form of a motion to dismiss for failure to state a claim upon which relief can be granted. On 26 March 2017, the Court granted the Company's motion to dismiss, dismissing the FCA Complaint and allowing the plaintiffs one more chance to refile this complaint in an attempt to plead sustainable allegations.

On 29 March 2017, the plaintiffs filed their final amended FCA Complaint, which the Company opposed and during the three months ended 31 March 2018, the Company obtained dismissal of the FCA Complaint with prejudice. The plaintiffs filed a petition with the Court requesting that the Court reconsider its decision to dismiss the FCA Complaint with prejudice, and that request was denied.

The parallel investigation by the CPSC under the CPSA and the PPPA was referred by the CPSC to the DOJ's office in Washington, D.C. in April 2016, with the recommendation that the DOJ initiate a civil penalty action against the Company. The CPSC matter referred to the DOJ relates to five of the blister pack products.

On 18 January 2018, the Company and the DOJ entered into a settlement of the action and agreed to a consent decree providing for a civil penalty of US$5 million (₹ 319), and injunctive relief. The settlement was without adjudication of any issue of fact or law, and the Company has not admitted any violations of law pursuant to this settlement.

During the three months ended 31 March 2018, the Company obtained dismissal of the FCA Complaint with prejudice. The plaintiffs subsequently filed a petition with the Court requesting that the Court reconsider its decision to dismiss the FCA Complaint with prejudice, and that request was denied.

In June 2018, the plaintiffs filed their Notice of Appeal to the Third Circuit Court of Appeals. During the three months ended September 2018, the plaintiffs and the DOJ settled and thus this appeal was dismissed. The plaintiffs then filed an application for recovery of attorneys' fees from the Company under the "alternative remedy doctrine". The Company made opposing filings to this and in response the plaintiffs withdrew their application.

The Company believes that the likelihood of any liability that may arise on account of the FCA Complaint is not probable. Accordingly, no provision has been made in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Namenda Litigation

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund ("Sergeants") filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer's drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of "end payor" purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator's attempt to shift sales from the original immediate release product to the more recently introduced extended release product.

On 23 August 2020, the Company and certain other defendants entered into a settlement agreement. The settlement agreement calls for the dismissal with prejudice of the claims brought by the plaintiff on behalf of the putative class, in exchange for the payment of US$0.4 million. The Company paid that amount into escrow. The Court preliminarily approved the settlement on 5 October 2020. The settlement agreement is contingent upon final court approval. The settlement agreement explicitly disclaims any liability or wrongdoing.

Following the settlement agreement, the Company recognised such amount in the consolidated statement of profit and loss for the three months ended 30 September 2020.

On 5 November 2019 plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC filed suit against the Company and other drug manufacturers in the United States District Court for the Southern District of New York. The claims in this complaint were similar in nature to the claims in the Sergeants lawsuit, and those cases were coordinated for discovery purposes. On 14 April 2020, with the consent of the Company and the other defendants, plaintiffs MSP Recovery Claims, Series LLC and MSPA Claims 1, LLC voluntarily dismissed their claims without prejudice.

Other class action complaints containing similar allegations to the Sergeants complaint have also been filed in the U.S. District Court for the Southern District of New York. However, apart from the Sergeants case described above, there are no such class actions that are pending and that name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the U.S. District Court for the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set forth in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on 30 November 2015.

The Company believes that the likelihood of any liability, apart from the settlement payment described above, that may arise on account of alleged violation of federal antitrust laws is not probable. Accordingly, no provision has been made in these consolidated financial statements.

Ranitidine recall and litigation

On 1 October 2019, the Company initiated a voluntary nationwide retail (at the retail level for over-the-counter products and at the consumer level for prescription products) of its ranitidine medications sold in the United States due to the presence of N-Nitrosodimethylamine ("NDMA") above levels established by the U.S. FDA. On 1 November 2019, the U.S. FDA issued a statement indicating that it had found levels of NDMA in ranitidine from its testing generally that were "similar to the levels you would expect to be exposed to if you ate common foods like grilled or smoked meats." See https://www.fda.gov/news-events/press-announcements/statement-new-testing-results-including-low-levels-impurities-ranitidine-drugs. On 1 April 2020, the U.S. FDA issued a press release announcing that it was requesting manufacturers to withdraw all prescription and over-the-counter ranitidine drugs from the market immediately. See https://www.fda.gov/news-events/press-announcements/fda-requests-removal-all-ranitidine-products-zantac-market.

Individual federal court personal injury lawsuits, as well as various class actions, have been transferred to the In re Zantac (Ranitidine) Products Liability Litigation Multidistrict Litigation in the Southern District of Florida, MDL-2924 ("MDL-2924"). The Company and/or one or more of its U.S. subsidiaries have been named as a defendant in over 250 lawsuits pending in the MDL-2924. A census registry established in the MDL-2924 includes tens of thousands of claimants who have not filed complaints but are presenting claims for consideration in the MDL-2924 against the many pharmaceutical manufacturers, distributors and retailers which are defendants in the MDL-2924. The MDL-2924 also involves a proposed nationwide consumer class action and a proposed nationwide class action for medical monitoring. A third-party payor class action was dismissed without prejudice and has been appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

On 31 December 2020, the MDL-2924 Court ruled on multiple motions to dismiss in the MDL-2924 and granted the generic manufacturers' (the Company is a generic manufacturer) motion to dismiss based on federal preemption. The plaintiffs' failure-to-warn and design defect claims against the Company were dismissed with prejudice, but the Court permitted plaintiffs to attempt to replead several claims/theories. Plaintiffs filed their amended complaints and the defendants, including the Company, filed motions to dismiss seeking dismissal of all claims against them on 24 March 2021. On 8 July 2021, the Court dismissed the entirety of plaintiffs' claims against the Company and other generic manufacturers with prejudice based on federal preemption. The MDL Court's dismissal decisions have been piecemeal appealed by plaintiffs to the U.S. Court of Appeals for the Eleventh Circuit, resulting in three rounds of appeals. Oral argument on the first round of appeals occurred on 5 April 2022.

There are several ranitidine-related actions currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company's U.S. subsidiary, and multiple other manufacturers and retailers. The State of New Mexico asserted claims of statutory and common law public nuisance and negligence claims against the Company. The Company joined in an effort to transfer the case from the Santa Fe County Court to the MDL-2924, but the case was remanded by the MDL-2924 Court to the Santa Fe County Court. Plaintiff filed an amended complaint on 16 April 2021. The defendants' motions to dismiss, including the Company's federal preemption motion to dismiss, were denied. The case is currently in the discovery stage. No trial date has been established. In November 2020, the City of Baltimore filed a similar action against the Company's U.S. subsidiary, and multiple other manufacturers and retailers. The City of Baltimore asserts public nuisance and negligence claims against the Company. The City of Baltimore action also was transferred to the MDL-2924 and subsequently was remanded to the Circuit Court of Maryland by the MDL-2924 Court. The City of Baltimore filed an amended complaint, which the defendants moved to dismiss. The Company's federal preemption motion to dismiss was granted in February 2022 and it is not currently a defendant in the case. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health ("CFEH") in the Superior Court of Alameda County, California. The plaintiff purports to bring the case on behalf of the people of California and alleges that the Company violated Proposition 65, a California law requiring manufacturers to disclose the presence of carcinogens in consumer products. The Company and other defendants have filed demurrers (motions to dismiss) in the case, and on 7 May 2021 the Court granted all such demurrers without leave to amend the pleadings. CFEH appealed that decision and appellate briefing is on-going.

There are now 10 plaintiffs who have filed actions against the Company and other brand and generic manufacturers and/or retailers in Illinois and Pennsylvania state courts. The Illinois cases have been filed in Madison, St. Clair and Cook counties. The Pennsylvania cases were filed in Philadelphia. Generally they allege, among other things, failure to warn, design defect and negligence. The defendants have moved, or intend to move, to dismiss these cases. In one case, Joseph Bayer, et al. v. Boehringer Ingelheim Pharmaceuticals, Inc., et al., Madison County Case No. 2021-L-000915, some of plaintiffs' claims survived the Company's and other defendants' motions to dismiss. The Bayer case involves two plaintiffs, Joseph Bayer and Gwendolyn Culverson. Their claims have been severed for trial, with his trial scheduled for August 2022 and her trial scheduled for 6 February 2023. Discovery is on-going, plaintiffs have disclosed their experts, and the defendants are scheduled to disclose experts shortly. No other cases have been set for trial.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements of the Company.

Class Action and Other Civil Litigation on Pricing/Reimbursement Matters

On 30 December 2015 and on 4 February 2016, respectively, a class action complaint (the "First Pricing Complaint") and another complaint (not a class action) (the "Second Pricing Complaint") were filed against the Company and eighteen other pharmaceutical defendants in State Court in the Commonwealth of Pennsylvania. In these actions, the class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, the plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company's generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets).

The First Pricing Complaint was removed to the U.S. District Court for the Eastern District of Pennsylvania (the "E.D.P.A. Federal Court") and, pending the outcome of the First Pricing Complaint, the Second Pricing Complaint was stayed. On 25 September 2017, the E.D.P.A. Federal Court dismissed all the claims of the plaintiffs in the First Pricing Complaint and denied leave to amend such complaint as futile. Subsequent to this decision, the plaintiffs' right to appeal the dismissal of the First Pricing Complaint expired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Further, on 17 November 2016, certain class action complaints were filed against the Company and a number of other pharmaceutical companies as defendants in the E.D.P.A. Federal Court. Subsequently, these complaints were consolidated into one amended complaint as part of a multi-district, multiproduct litigation pending with the E.D.P.A. Federal Court. These complaints allege that the Company and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets and divalproex sodium extended-release tablets in the United States.

In March 2017, plaintiffs agreed by stipulation to dismiss Dr. Reddy's Laboratories Inc. and Dr. Reddy's Laboratories Limited from the actions related to pravastatin sodium tablets without prejudice. The Company denies any wrongdoing and intends to vigorously defend against these allegations.

In response to the consolidated new complaint, the Company filed a motion to dismiss in October 2017. The plaintiffs filed opposition to the motion to dismiss in December 2017 and a reply was filed by the Company in January 2018. In October 2018, the Court denied the motion to dismiss on the grounds that the allegations pled leave open the possibility of conspiracy. Therefore, discovery will proceed to look into this possibility.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Also any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

United States Antitrust Multi-District Litigations

The following cases against the Company's U.S. subsidiary, Dr. Reddy's Laboratories, Inc., have been filed and are pending and consolidated in *In re Generic Pharmaceutical Pricing Antitrust Litigation, MDL 2724, 14-MD-2724 (Eastern District of Pennsylvania)*, Multi District Litigation ("MDL") in the Eastern District of Pennsylvania ("MDL-2724"):

a) U.S. States Attorneys General Antitrust Complaints:

On 30 October 2017, the Attorneys General of forty-nine U.S. States, the Commonwealth of Puerto Rico and the District of Columbia, filed an Amended Complaint in the United States District Court for the Eastern District of Pennsylvania, against eighteen generic pharmaceutical companies (including the Company's U.S. subsidiary) with respect to fifteen generic drugs, alleging that the Company's U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the fifteen named drugs. The Company's U.S. subsidiary is specifically named as a defendant with respect to two generic drugs (meprobamate and zoledronic acid), and is named as an alleged co-conspirator on an alleged "overarching conspiracy" with respect to the other thirteen generic drugs named. The Amended Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and the consumer protection and antitrust laws of each of the jurisdictions that are plaintiffs.

The Amended Complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney's fees and costs, against all named defendants on a joint and several basis, on behalf of the plaintiff jurisdictions and their citizens and inhabitants. The Company denies any wrongdoing and intends to vigorously defend against the claims asserted.

On 10 May 2019, the Attorneys General of forty-nine U.S. States, the Commonwealth of Puerto Rico and the District of Columbia, filed a Complaint in the United States District Court for the District of Connecticut against twenty-one generic pharmaceutical companies (including the Company's U.S. subsidiary) and fifteen individual defendants, with respect to 116 generic drugs, alleging that the Company's U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the 116 named drugs. Under the MDL rules, this action will be designated a related "tag along" action and will be transferred to and become a part of the MDL-2724. The Company's U.S. subsidiary is specifically named as a defendant with respect to five generic drugs (ciprofloxacin HCL tablets, glimepiride tablets, oxaprozin tablets, paricalcitol and tizanidine), and is named as an alleged co-conspirator on an alleged "overarching conspiracy" with respect to the other thirteen generic drugs named. The Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and the consumer protection and antitrust laws of each of the jurisdictions that are plaintiffs. The Complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney's fees and costs, against all named defendants on a joint and several basis, on behalf of the plaintiff jurisdictions and their citizens and inhabitants. The Company denies any wrongdoing and intends to vigorously defend against the claims asserted.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

b) Divalproex Antitrust Class Action Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

Since 17 November 2016, certain class action complaints on behalf of Direct Purchaser Plaintiffs, Indirect Reseller Plaintiffs and End Payor Plaintiffs classes were filed against the Company's U.S. subsidiary, Dr. Reddy's Laboratories, Inc., and a number of other pharmaceutical defendants in the United States District Court for the District of Pennsylvania alleging that the Company's U.S. subsidiary and the other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of divalproex ER tablets in the United States.

The actions allege violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and of state consumer protection and antitrust laws, and asserts claims of unjust enrichment, under a total of thirty-one States and the District of Columbia. The actions seek injunctive relief and recovery of treble damages, punitive damages, plus attorney's fees and costs, on a joint and several basis, on behalf of the plaintiff classes. The Company denies any wrongdoing and intends to vigorously defend against these class action claims.

c) Pravastatin Antitrust Class Action Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

Since 17 November 2016, certain class action complaints on behalf of Direct Purchaser Plaintiffs, Indirect Reseller Plaintiffs and End Payor Plaintiffs classes were filed against the Company and a number of other pharmaceutical defendants in the United States District Court for the District of Pennsylvania, alleging that the Company's U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of pravastatin sodium tablets in the United States. The Company's U.S. subsidiary has been dismissed from these actions, without prejudice, in exchange for a tolling agreement with the plaintiffs suspending the statute of limitations as to the claims asserted. The Company denies any wrongdoing and intends to vigorously defend against these claims.

d) Antitrust "Overarching Conspiracy" Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

In June 2018, three class action complaints were filed in the MDL-2724 by Direct Purchaser Plaintiffs, Indirect Resellers Plaintiffs and End Payor Plaintiffs classes. All three complaints allege conspiracies in restraint of trade in violation of Sections 1 of the Sherman Act, and violations of thirty-one State antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. They allege an "overarching conspiracy" among the named defendants involving fifteen drugs and, with slight variations, name approximately twenty-five generic pharmaceutical manufacturers including the Company's U.S. subsidiary, Dr. Reddy's Laboratories, Inc.

The drug-specific allegations against the Company's U.S. subsidiary involve two of the fifteen drugs, meprobamate and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of thirty-one States' antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

e) Antitrust Case Filed by The Kroger Co., Albertsons Companies, LLC, and H.E. Butt Grocery Company, L.P.:

On 22 January 2018, each of the Kroger Co., Albertsons Companies, LLC, and H.E. Butt Grocery Company, L.P., filed a complaint against the Company's U.S. subsidiary and thirty-one other companies alleging that they had engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the thirty named generic drugs. The Company's U.S. subsidiary is specifically named as a defendant with respect to three generic drugs (divalproex ER, meprobamate and zoledronic acid), and is named as an alleged co-conspirator on an alleged "overarching conspiracy" claim with respect to the other generic drugs named.

This action alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and seeks injunctive relief and recovery of treble damages, punitive damages, plus attorney's fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these class action claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

f) Antitrust Case Filed by Humana Inc.:

On 3 August 2018, Humana, Inc., filed a complaint against the Company's U.S. subsidiary and thirty-nine other companies alleging that they had engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of twenty-nine named generic drugs. On 15 December 2020, Humana, Inc., filed an Amended Complaint encompassing fifty-one defendants and a total of one hundred forty nine drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named as a defendant with respect to eighteen generic drugs: allopurinol, ciprofloxacin ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozin, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir, and zoledronic acid. The Company's subsidiary is also named as a co-conspirator on an alleged "overarching conspiracy" claim with respect to the other generic drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of thirty-one States' antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

g) Antitrust Case Filed by Marion Diagnostic Center, LLC, and Marion Healthcare, LLC:

On 25 September 2018, Marion Diagnostic Center, LLC, and Marion Healthcare, LLC, filed a complaint in the MDL-2724, on behalf of themselves and a class of all direct purchasers from distributors, against the Company's U.S. subsidiary and twenty-two other defendants, including a major distributor of pharmaceutical products, involving a total of sixteen generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to sixteen generic drugs. The Company's U.S. subsidiary is specifically named with respect to two drugs: meprobamate and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of twenty-four States' antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

h) Antitrust Case Filed by United Healthcare Services, Inc.:

On 16 January 2019, United Healthcare Services, Inc., filed a complaint against the Company's U.S. subsidiary and forty-two other defendants, involving a total of thirty generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to the thirty drugs. The Company's U.S. subsidiary is specifically named with respect to four drugs: divalproex ER, meprobamate, pravastatin and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of the thirty States' antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and cost against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

i) Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 87 End Payor Entities consisting of Blue Cross Blue Shield entities and other health insurance companies and HMO entities:

On 19 July 2019, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 87 Blue Cross Blue Shield entities, and other health insurance companies and HMO entities, against the Company's U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 87 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL-2724. Only a Praecipe of Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiffs in the MDL-2724 actions. On 12 December 2019, an Order of the Court of Common Pleas placed the matter "in Deferred Status Pending Further Developments in Related Federal Multidistrict Litigation." Because no Complaint has been filed setting forth any claims, and because the action has been placed into Deferred Status, no response is required by the Company's subsidiary at this time.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 **Contingent liabilities and commitments** (continued)

j) Antitrust Case Filed by United Healthcare Services, Inc.:

On 11 October 2019, United Healthcare Services, Inc. filed a second complaint (which substantially tracks the second complaint filed by the State Attorneys General on 10 May 2019) against the Company's U.S. subsidiary and twenty-four other defendants in the United States District Court for the District of Minnesota with respect to 116 generic drugs, alleging that the Company's U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the 116 named drugs. Under the MDL rules, this action will be designated a related "tag along" action and will be transferred to and become a part of the MDL-2724. The Company's U.S. subsidiary is specifically named as a defendant with respect to five generic drugs (ciprofloxacin HCL tablets, glimepiride tablets, oxaprozin tablets, paricalcitol and tizanidine), and is named as an alleged co-conspirator on an alleged "overarching conspiracy" with respect to the other generic drugs named. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of the Minnesota antitrust laws and various other state antitrust and consumer protection laws, and asserts claims for unjust enrichment.

The complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney's fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

k) Antitrust "Overarching Conspiracy" Cases Filed by Direct Payor Plaintiffs, End Payor Plaintiffs and Indirect Reseller Plaintiffs Classes:

On 19 December 2019, a new class action complaint was filed by the End Payor Plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of twenty-eight States' antitrust statutes and twenty-nine States' consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs. The complaint alleges an "overarching conspiracy" among the named defendants involving one hundred and thirty-five drugs and, with slight variations, names approximately thirty-six generic pharmaceutical manufacturers, including the Company's U.S. subsidiary.

The drug-specific allegations against the Company's U.S. subsidiary involve eight of the one hundred thirty-five drugs, including allopurinol, ciprofloxacin HCL, fluconazone, glimepiride, oxaprozin, paricalcitol, ranitidine HCL and tizanidine. The Company denies any wrongdoing and intends to vigorously defend against these claims.

On 19 December 2019, a new class action complaint was filed by certain pharmacy and hospital indirect purchaser plaintiffs. The complaint alleges a conspiracy in restraint of trade in violation of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of forty-three States' antitrust statutes and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis. The complaint alleges an "overarching conspiracy" among the named defendants involving one hundred and sixty-two drugs and, with slight variations, names approximately twenty-eight generic pharmaceutical manufacturers, including the Company's U.S. subsidiary, as well as seven pharmaceutical distributor defendants and sixteen individual defendants.

The drug-specific allegations against the Company's U.S. subsidiary involve nineteen drugs: allopurinol, capecitabine, ciprofloxacin HCL, divalproex ER, eszopiclone, fenofibrate, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metoprolol ER, montelukast granules, omeprazole sodium bicarbonate, oxaprozin, paricalcitol, sumatriptan, tizanidine HCL, valganciclovir and zoledronic acid.

The complaints seek injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney's fees and costs, against all named defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

l) Antitrust Case Filed by Fourteen New York State Counties:

On 18 November 2019, a class action complaint was filed in the Supreme Court of the State of New York, Nassau County, by fourteen New York State Counties (Nassau, Allegany, Clinton. Cortland, Franklin, Fulton, Greene, Herkimer, Lewis, Madison, Montgomery, Niagara, Schenectady and Steuben). The complaint alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. The Company's U.S. subsidiary is specifically named with respect to five drugs: glimepiride, glyburide-metformin, meprobamate, tizanidine and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint. The Company denies any wrongdoing and intends to vigorously defend against these claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

m) Antitrust Case Filed by Health Care Services, Inc:

On 11 December 2019, Health Care Services, Inc. filed a complaint against the Company's U.S. subsidiary and thirty-eight other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. On 15 December 2020, Health Care Services filed an Amended Complaint naming a total of one hundred seventy drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named with respect to nineteen drugs: allopurinol, ciprofloxacin HCL, divalproex ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozin, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir and zoledronic acid. Plaintiffs allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States' antitrust laws and twenty-seven States' consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

n) Antitrust Case Filed by MSP Recovery Claims, Series LLC, MAO-MSO Recovery II, LLC, and MSPA Claims I, LLC (collectively "MSP Recovery"), as Assignees of certain Medicare Advantage Plans:

On 16 December 2019, MSP Recovery filed a complaint against the Company's U.S. subsidiary and twenty-five other defendants, involving a total of sixteen generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to the sixteen drugs. The Company's U.S. subsidiary is specifically named with respect to one drug: Divalproex ER. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaint.

The complaint alleges violations of Sections 1 and 3 of the Sherman Act, 15 U.S.C. §1 and §3, and violations of twenty-eight States' antitrust laws and twenty-three States' consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

o) Antitrust Case Filed by Molina Healthcare Inc.:

On 27 December 2019, Molina Healthcare Inc. filed a complaint against the Company's U.S. subsidiary and forty-one other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. On 15 December 2020, Molina Healthcare filed an Amended Complaint against a total of fifty-eight defendants involving one hundred eighty four drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named with respect to nineteen drugs: allopurinol, ciprofloxacin, divalproex ER, eszopiclone, fluconazole, glimepiride, isotretinoin, lamotrigine ER, meprobamate, metroprolol succinate ER, montelukast, omeprazole sodium bicarbonate, oxaprozin, paricalcitol, ranitidine, sumatriptan, tizanidine, valganciclovir and zoledronic acid. Plaintiffs allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of eleven States' antitrust laws and consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

p) Antitrust Case Filed by Harris Countv, Texas:

On 1 March 2020, Harris County, Texas filed a Complaint against the Company's U.S. Subsidiary and forty-two other defendants, involving a total of one hundred twenty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to the one hundred eighty-seven drugs. The case is in the process of being transferred to the MDL-2724 proceeding. The Company's U.S. subsidiary is specifically named with respect to twenty drugs: allopurinol, amoxicillin, ciprofloxacin HCL, divalproex ER, famotidine, fenofibrate, fluconazole, fluoxetine, glimepiride, glycopyrrolate, levalbuterol, meprobamate, naproxen, ondansetron, oxaprozin, pravastatin sodium, raloxifene HCL, ranitidine, tizanidine and zoledronic acid. Plaintiffs also allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all the drugs named in the complaints.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

The Complaint alleges violations of Sections 1 of the Sherman Act, 15 U.S.C. §1, violations of twenty-eight State's antitrust laws, violations of the Texas Deceptive Trade Practices Act and Texas Free Enterprise and Antitrust Act and asserts claims of unjust enrichment and civil conspiracy. The Complaint seeks injunctive relief, recovery of treble damages, punitive damages, disgorgement, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

q) Antitrust Complaint Filed by Westchester County, Illinois Public Risk Fund and the United Crafts Benefits Fund Insurance Companies:

On 16 March 2020, an Amended Complaint was filed by the County of Westchester, the Illinois Public Risk Fund and the United Crafts Benefits Fund against the Company and 35 other defendants. The Amended Complaint alleges an overarching conspiracy to fix prices and allocate markets for 294 generic drugs. Of the 294 drugs, DRL is specifically named with respect to 14 drugs: Allopurinol, Ciprofloxacin, Divalproex, Glimepiride, Glyburide-Metformin, Isotretinoin, Lamotrigine, Meprobamate, Metoprolol Succinate, Oxaprozin, Paricalcitol, Tizanidine, Valganciclovir and Zoledronic Acid. The Complaint alleges violations of Sections 4 and 16 of the Clayton Act, as well as violations of the Antitrust Statutes of Illinois and New York and Unjust Enrichment claims under the laws of Illinois and New York. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

r) Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 7 End Payor Entities consisting of Blue Cross Blue Shield entities and other health insurance companies:

On 6 May 2020, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 7 Blue Cross Blue Shield entities and other health insurance companies, against the Company's U.S. subsidiary and 69 other defendants (consisting of 51 other pharmaceutical companies and 17 individuals). These 7 plaintiffs had been previously encompassed by the End Payor Plaintiff class actions in the MDL-2724. Only a Praecipe For Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL-2724 actions. It is anticipated that this action will be placed in Deferred Status Pending Further Developments in the related MDL-2724 case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company's subsidiary at this time.

s) Antitrust Case Filed by Cigna Corp.:

On 9 June 2020, Cigna Corp. filed a complaint against the Company's U.S. subsidiary and forty-one other defendants, involving a total of one hundred forty generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. On 15 December 2020, Cigna Corp. filed an Amended Complaint against a total of forty-two defendants encompassing a total of two hundred and thirty-nine drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named with respect to twelve drugs: allopurinol, ciprofloxacin HCL, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company's U.S. subsidiary (as well as all other manufacturers named) were part of a larger "overarching conspiracy" as to all of the drugs named in the complaint. The complaint also alleges violations of Sections 1 and 2 of the Sherman Act, 15 U.S.C. §1 and §2, and violations of thirty-one States' antitrust laws and twenty-nine States' consumer protection statutes, and asserts claims of unjust enrichment. The complaint seeks injunctive relief, recovery of treble damages, punitive damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

t) Antitrust Case Filed by Rite Aid Corporation and Rite Aid Hdqtrs. Corp.:

On 9 July 2020, Rite Aid Corporation and Rite Aid Hdqtrs Corp. filed a complaint on their own behalf, and as assignee of McKesson Corporation with regard to drugs sold by McKesson to Rite Aid, against the Company's U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty-five generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. On 15 December 2020, Rite Aid filed an Amended Complaint against a total of fifty-five defendants involving a total of one hundred eighty eight drugs. In the Amended Complaint, the Company's U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol, ranitidine, tizanidine and zoledronic acid. Plaintiff alleges that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint; and, alternatively, was part of an overarching conspiracy with eighteen of the defendants named with regard to forty-five of the drugs named. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

u) Antitrust Complaint Filed by Suffolk County, New York:

On 27 August 2020, Suffolk County, New York, filed a complaint against the Company's U.S. subsidiary and forty-six other defendants, involving a total of one hundred thirty generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. The Company's U.S. subsidiary is specifically named with respect to twelve drugs: ciprofloxacin ER, divalproex ER, fenofibrate, fluconazole, glimepiride, glyburide, metformin, oxaprozin, pravastatin, ranitidine, tizanidine and zoledronic acid. Plaintiffs allege that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

v) Antitrust Complaint Filed by J M Smith:

On 4 September 2020, J M Smith Corporation, as assignee of Burlington Drug Company, filed a complaint against the Company's U.S. subsidiary and fifty other defendants, involving a total of one hundred thirty generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. The Company's U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol, ranitidine, tizanidine and zoledronic acid.

Plaintiffs allege that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint; The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

w) Antitrust Complaint Filed by Walgreen Company:

On 11 December 2020, Walgreen Company filed a complaint against the Company's U.S. subsidiary and fifty-four other defendants, involving a total of one hundred eighty-eight generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. Walgreen asserts claims on its own behalf and as assignee of Amerisource Bergen for drugs that Amerisource Bergen sold to Walgreen. The Company's U.S. subsidiary is specifically named with respect to eleven drugs: allopurinol, ciprofloxacin ER, divalproex ER, fluconazole, glimepiride, meprobamate, oxaprozin, paricalcitol, ranitidine, tizanidine and zoledronic acid. Plaintiff alleges that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

x) Antitrust Complaint Filed by CVS Pharmacy Inc.:

On 15 December 2020, CVS Pharmacy, Inc., filed a complaint against the Company's U.S. subsidiary and fifty-seven other defendants, involving a total of four hundred four generic drugs, alleging an "overarching conspiracy" to fix prices and to rig bids and allocate customers with respect to these drugs. CVS Pharmacy asserts claims on its own behalf and as assignee of Cardinal Health and McKesson for drugs that Cardinal Health and McKesson sold to CVS Pharmacy, Inc. The Company's U.S. subsidiary is specifically named with respect to seven drugs: ciprofloxacin ER, glimepiride, meprobamate, oxaprozin, pravastatin, tizanidine and zoledronic acid. Plaintiff alleges that the Company's U.S. subsidiary was part of a larger "overarching conspiracy" with all other manufacturers named as to all of the drugs named in the complaint. The complaint also alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

y) Antitrust Complaint Filed by Various Counties, Cities and Insurance Companies:

On 15 December 2020, a Complaint was filed in the Supreme Court of the State of New York, Suffolk County, by a group of 22 plaintiffs against the Company and 55 other defendants. Plaintiffs include 14 New York Counties (Albany, Cattaraugus, Chemung, Chenango, Columbia, Erie, Essex, Livingston, Monroe, Oneida, Onondaga, Otsego, Schuyler and Yates), the Town of Amherst, New York, the City of Poughkeepsie, New York, the City of Mobile, Alabama, the Counties of Osceola, Florida, and Shelby, Tennessee, and three insurance companies (Magnacare Insurance, Mebco and WCA Group Health Trust). The case has been transferred to, and consolidated with, the MDL litigation. The Complaint was amended on 30 June 2021. The Amended Complaint alleges an overarching conspiracy to fix prices and allocate markets for 294 generic drugs. Of the 294 drugs, DRL is specifically named with respect to 14 drugs: Allopurinol, Ciprofloxacin, Divalproex, Glimepiride, Glyburide Metformin, Isotretinoin, Lamotrigine, Meprobamate, Metoprolol Succinate, Oxaprozin, Paricalcitol, Tizanidine, Valganciclovir and Zoledronic Acid. The Complaint alleges violations of Sections 1 and 2 of the Sherman Act, as well as violations of the Antitrust Statutes of Alabama, Florida, New York and Tennessee and Unjust Enrichment claims under the laws of Alabama, Florida, New York and Tennessee. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

z) Antitrust Complaint Filed by Westchester County, New York:

On 21 September 2021, a Complaint was filed in the Supreme Court of the State of New York, Westchester County, by Westchester County against the Company and 57 other defendants. The case has been removed to the United States District Court for the Southern District of New York and is in the process of being transferred to, and consolidated with, the MDL-2724 litigation. The complaint alleges an overarching conspiracy to fix prices and allocate markets for approximately 294 generic drugs. Of the 294 drugs, the Company is specifically named with respect to 3 drugs: Divalproex, Meprobamate, and Zoledronic Acid. The complaint alleges violations of Sections 1 and 3 of the Sherman Act, Sections 4 and 16 of the Clayton Act, and the Antitrust Statutes of New York, as well as Unjust Enrichment claims under the laws of New York. The complaint seeks injunctive relief, recovery of treble damages, and attorney's fees and costs against all defendants on a joint and several basis. The Company denies any wrongdoing and intends to vigorously defend against these claims.

aa) Pennsylvania Court of Common Pleas Praecipe For a Writ of Summons Filed by 21 End Payor Entities consisting of AmeriHealth entities and other health insurance companies:

On 21 October 2021, a Praecipe For a Writ of Summons for a tort action was filed in the Pennsylvania Court of Common Pleas of Philadelphia County, First Judicial District of Pennsylvania, Civil Trial Division, by 21 AmeriHealth entities and other health insurance companies, against the Company's U.S. subsidiary and 74 other defendants (consisting of 50 other pharmaceutical companies and 24 individuals). Only a Praecipe of Writ of Summons has been filed. No complaint has been filed and, therefore, the potential claims have not been asserted or delineated in any manner, including what drugs any such claims may relate to. A complaint may, at some point, be filed encompassing the claims asserted by the End Payor Plaintiff class actions in the MDL-2724 actions. It is anticipated that this action will be placed in Deferred Status Pending Further Developments in the related MDL-2724 case. Because no Complaint has been filed setting forth any claims, and because it is expected that the action will be placed into Deferred Status, no response is required by the Company's subsidiary at this time.

Note on Antitrust Complaints

The Company believes that the aforesaid asserted claims in subsections a) though aa) above are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On 3 June 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company's U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 36 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from 1 January 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney's fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on 15 January 2021 and adds an additional 20 generic drug companies. The Amended Statement of Claim also removes the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements.

Civil litigation with Mezzion

On 13 January 2017, Mezzion Pharma Co. Ltd. and Mezzion International LLC (collectively, "Mezzion") filed a complaint in the New Jersey Superior Court against the Company and its wholly owned subsidiary in the United States. The complaint pertains to the production and supply of the active pharmaceutical ingredient ("API") for udenafil (a patented compound) and an udenafil finished dosage product during a period from calendar years 2007 to 2015. Mezzion alleges that the Company failed to comply with the U.S. FDA's current Good Manufacturing Practices ("cGMP") at the time of manufacture of the API and finished dosage forms of udenafil and, consequently, that this resulted in a delay in the filing of a NDA for the product by Mezzion. The Company filed a motion to dismiss Mezzion's complaint on the technical grounds that the Court lacks jurisdiction over the Company. In January 2018, the Court denied the Company's motion to dismiss the complaint on the jurisdictional matter. The Company's interlocutory appeal of said denial was also denied. The case is continuing in pretrial discovery.

The Company denies any wrongdoing or liability in this regard, and intends to vigorously defend against the claims asserted in Mezzion's complaint. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements of the Company.

Civil Litigation and Arbitration with Hatchtech Pty Limited

On 7 September 2015, the Company's Swiss subsidiary, Dr. Reddy's Laboratories, S.A., entered into an Asset Purchase Agreement ("APA") with Hatchtech Pty Limited ("Hatchtech"). Pursuant to the APA, the Company's subsidiary acquired from Hatchtech the patented product Xeglyze®, a topical lousicidal lotion for the treatment of head lice, and all rights in the product. The APA provides that the Company would seek to obtain New Drug Application ("NDA") approval from the U.S. FDA, and would then commercialize the product in the United States. The APA specifies certain milestone payments to be paid by the Company's Swiss subsidiary to Hatchtech, including a U.S.$20 NDA approval milestone payment, a U.S.$25 ovicidal label approval milestone payment, and certain net sales milestone payments.

On 24 July 2020, the Company received the NDA approval from the U.S. FDA for the Xeglyze® product.

On 25 September 2020, the Company's Swiss subsidiary filed an action in Delaware Chancery Court against Hatchtech to rescind the APA based upon claims of fraud, negligent misrepresentations and mutual mistake in connection with the acquisition of the product Xeglyze®, which was dismissed as being untimely under the Delaware statute of limitations.

On 8 October 2020, Hatchtech filed an arbitration demand against the Swiss subsidiary before the American Arbitration Association, International Center for Dispute Resolution ("AAA-ICDR"), in New York City, claiming that it was owed US$20 million for the NDA approval milestone and US$25 million for the ovicidal label approval milestone.

On 25 January 2021, the Company's Swiss subsidiary filed a Writ of Summons and Statement of Claim in Victoria at Melbourne, Australia, against Hatchtech (as a nominal party), certain of its officers and a principal shareholder, alleging misrepresentations in connection with the acquisition of the Xeglyze® product and seeking damages and other relief.

Based on its best estimate, the Company had recorded a provision for potential liability of US$20 million relating to the AAA-ICDR arbitration filed by Hatchtech and believed that the likelihood of any further liability that may arise pursuant to that arbitration to be not probable.

On 14 June 2021, the Company received the arbitration decision and an award was issued by the AAA-ICDR in favor of Hatchtech in an amount of US$46.25 million towards milestone payments, interest and fees.

Of the total amount of US$46.25 million awarded to Hatchtech, the amount of US$45 million (₹ 3,291) was recognised in the consolidated statement of profit and loss under the heading "Impairment of non-current assets" and the balance of US$1.25 million (₹ 91) was recognised under the heading, "Selling and other expenses".

On 2 February 2022, the Company and Hatchtech entered into a Global "Settlement and Transfer Agreement" dated 2 February 2022 pursuant to which the APA and all other agreements between the Company and Hatchtech were terminated, the pending litigation in Australia was dismissed with prejudice, the Company and Hatchtech exchanged mutual general releases of all claims that they had or may have against each other, and the Company transferred the Xeglyze® product (and all patents and intellectual property relating to the Xeglyze® Product) back to Hatchtech for the sum of US$1 million which Hatchtech paid and the Company received on 15 February 2022.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 **Contingent liabilities and commitments** (continued)

Securities Class Action Litigation

On 25 August 2017, a securities class action lawsuit was filed against the Company, its Chief Executive Officer and its Chief Financial Officer in the United States District Court for the District of New Jersey. The Company's Co-Chairman, its Chief Operating Officer, and Dr. Reddy's Laboratories, Inc., were also subsequently named as defendants in the case. The operative complaint alleges that the Company made false or misleading statements or omissions in its public filings, in violation of U.S. federal securities laws, and that the Company's share price dropped and its investors were affected. On 9 May 2018, the Company and other defendants filed a motion to dismiss the complaint in the United States District Court for the District of New Jersey.

On 25 June 2018, the plaintiffs filed an opposition to the motion to dismiss and, on 25 July 2018, a further reply in support of the motion to dismiss was filed by the Company. In August 2018, oral argument on the motion to dismiss was heard by the Court.

On 21 March 2019, the District Court issued its decision granting in part and denying in part the motion to dismiss. Pursuant to that decision, the Court dismissed the plaintiffs claims with respect to seventeen out of the twenty two alleged misstatements and omissions. On 15 May 2020, Dr. Reddy's Laboratories Limited, Dr. Reddy's Laboratories, Inc., and certain of the Company's current or former directors and officers have entered into a Stipulation and Agreement of Settlement (the "Stipulation") with lead plaintiff the Public Employees' Retirement System of Mississippi in the putative securities class action filed against the defendants in the United States District Court for the District of New Jersey. As consideration for the settlement of the class action, the Company has agreed to pay US$9 million.

The settlement is subject to the approval of the court and may be terminated prior to court approval pursuant to the grounds for termination set forth in the Stipulation. Subject to the terms of the Stipulation, in exchange for the settlement consideration, the lead plaintiff and members of the settlement class who do not opt-out of this settlement would release, among other things, the claims that were asserted, or that they could have asserted, in this class action. In entering into the settlement, the defendants do not admit, and explicitly deny, any liability or wrongdoing of any kind.

Subject to the terms of the Stipulation, the settlement resolves the remainder of the litigation.

As the Company is adequately insured with respect to the aforesaid liability, the settlement did not have any impact on the Company's consolidated statement of profit and loss for the year ended 31 March 2020.

The amount payable to the plaintiffs on account of the settlement and the corresponding receivable from the insurer have been presented under "other current assets" and "other current liabilities", respectively, in the consolidated balance sheet of the Company as at 31 March 2020.

On 23 December 2020, the court issued a final order and judgment approving the settlement. Pursuant to the settlement/court order, the escrow was funded on 4 January 2021. The effective date of the settlement occurred on 1 February 2021, upon transfer of the settlement fund balance into the final escrow account. As the transfer of funds to the final escrow account constitutes settlement of liability, the amount of liability has been derecognised during the year ended 31 March 2021.

Veraring Litigation

A Complaint was filed on 15 November 2021 in the Supreme Court of the State of New York, County of New York (trial court level) by Teva Pharmaceutical Industries Ltd. ("Teva") against Dr. Reddy's Laboratories, S.A. (Case Index No. 656499/2021). This Complaint was subsequently amended by Teva on 26 January 2022. In its Amended Complaint, Teva alleges that the Company breached the supply agreements between the parties relating to Veraring, failed to pay carrying costs, and breached the implied covenant of good faith and fair dealing, seeking monetary damages and all other remedies available under law. On 6 January 2022, the Company asserted counterclaims against Teva, asserting that Teva breached its contractual obligations to the Company by, among other things, failing to adhere to cGMP and producing product unfit for human use, seeking monetary damages and all other remedies available under law.

The Company believes that it is too early to speculate as to outcome, either with respect to liability or damages, and intends to vigorously defend against the claims made by Teva, while zealously prosecuting its affirmative counterclaims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 **Contingent liabilities and commitments** (continued)

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice ("DOJ"), Securities and Exchange Commission ("SEC") and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company's Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company shared the report with respect to one country with the SEC and the DOJ during the three months ended 30 September 2021, and certain other countries in the three months ended 31 March 2022, and subsequent to the year end. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about 10 November 2014, Dr. Reddy's Laboratories, Inc., one of the Company's subsidiaries in the United States, received a Civil Investigative Demand ("CID") from the Office of the Attorney General, State of Texas (the "Texas AG") requesting certain information, documents and data regarding sales and price reporting practices in the U.S. marketplace for certain products (the "Covered Conduct") for the time- period of time between 1 January 1995 and the date of the CID. On or about 23 June 2021, the Texas AG contacted the Company's counsel to request additional information related to the Texas AG's investigation and the Covered Conduct for the time-period of 1 October 2003 through 29 February 2012. The Company has continued to cooperate and respond to the Texas AG's requests for information related to the Covered Conduct.

As at 31 March 2022, the company based on its best estimate, recorded a provision of ₹ 983 under "Selling and other expenses".

Subpoena duces tecum from the Office of the Attorney General, California

On 3 November 2014, Dr. Reddy's Laboratories, Inc. received a subpoena duces tecum to appear before the Office of the Attorney General, California (the "California AG") and produce records and documents relating to the pricing of certain products. A set of five interrogatories related to pricing practices was served as well. On 18 July 2016, the California AG sent a letter to inform Dr. Reddy's Laboratories, Inc. that, in light of the information which had been provided, no further information would be requested at such time in response to this subpoena.

Subpoenas from the Antitrust Division of the U.S. Department of Justice ("DOJ")

On 6 July 2016, Dr. Reddy's Laboratories, Inc. received a subpoena from the DOJ (Anti-trust Division) seeking information relating to the marketing, pricing and sale of certain of our generic products and any communications with competitors about such products. On 15 May 2018, another subpoena was served on Dr. Reddy's Laboratories, Inc. by the DOJ (False Claims Division) seeking similar information. The Company has been cooperating, and intends to continue to fully cooperate, with these inquiries.

Civil Investigative Demand from Civil Division of the DOJ

On 15 May 2018, Dr. Reddy's Laboratories, Inc. received a Civil Investigative Demand from the Civil Division of the DOJ, enquiring whether there have been any violations of the U.S. False Claims Act. This query arose from allegations that generic pharmaceutical manufacturers, including us, have engaged in market allocation or price fixing agreements, or paid illegal remuneration, and caused false claims to be submitted in violation of the U.S. False Claims Act. The Company has been cooperating, and intends to continue to fully cooperate with the DOJ in responding to the demand.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollaram areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollaram and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Andhra Pradesh High Court disposed of the writ petition on 12 February 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated 30 October 2015, constituted a Fact Finding Committee.

The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company, along with the alleged polluting industries, has challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

The NGT, Chennai in a judgment dated 24 October 2017, disposed of the matter. The Bulk Drug Manufacturers Association of India ("BDMAI"), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects.

The NGT, Delhi, in a judgment dated 16 November 2017 in another case in which the Company is not a party, stated that the moratorium imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

The High Court of Hyderabad heard the Company's appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended 30 September 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

The appeal came up for hearing before the High Court of Hyderabad on 25 October 2018 and has been adjourned for further hearing.

On 24 April 2019, based upon the judgment of the NGT, Chennai dated 24 October 2017, the Government of Telangana has issued GO.Ms. No. 24 of 2019 that allows for expansion of production of all kinds of existing industrial units located within the stretch of Patancheru – Bollaram upon depositing an amount equivalent to 1% of the annual turnover of the respective unit for the concluded fiscal year, i.e., 31 March 2019. Accordingly, the Company made a provision of ₹ 29.4, representing the probable cost of expansion, during the year ended 31 March 2019.

During the three months ended September 2019, the Telangana State Pollution Control Board ("TSPCB") has issued Operational Guidelines basis the NGT, Chennai Order dated 24 October 2017, G.O.Ms. No. 24 dated 24 April 2019 and G.O.Ms. No. 31 dated 24 May 2019 and sought to recover retrospectively an amount of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of the said effected area. The Company has four industrial units situated in Patancheru and Bollaram. The Consent For Operation ("CFO") for change of product mix application filed by one of the industrial unit of the Company has been recommended for issuance of CFO with change of product mix only upon payment of 0.5% of the annual turnover from the fiscal years 2016-2017 to 2018-2019 to the TSPCB. The Company intends to vigorously defend itself against the Operational Guidelines.

In November 2019, demand notices were issued by the TSPCB for collection of Corpus Fund of 0.5 % as remediation fee on the previous year turnover as per Operational Guidelines dated 3 August 2019 issued by TSPCB under the guise of G.O.Ms No. 24 dated 24 April 2019 and G.O.Ms No. 31 dated 24 May 2019 and basis the judgment of NGT, Chennai dated 24 October 2017 for the fiscal years 2015-2016 to 2018-2019 received by CTO-1, CTO-2, CTO-3 and CTO-5 of the Company.

On 22 November 2019, The Hon'ble High Court of Judicature at Hyderabad issued an Interim Order which stayed the demand on the condition that the Company deposit ₹ 60 as the remediation fee for the fiscal year 2018-2019 payable in the fiscal year 2019-2020. The deposit of ₹ 60 was made and the Interim Order is continuing. The matter was adjourned to 22 April 2020 but has been delayed as a result of the closure of the Court due to the COVID-19 lockdown, and a new date has not yet been rescheduled.

The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 Contingent liabilities and commitments (continued)

Water pollution and air pollution

During the year ended 31 March 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the "APP Control Board") to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board's orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the "APP Appellate Board"). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge ("ZLD") facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board's decision was challenged by one of the petitioners that was pending in the National Green Tribunal, (the "NGT"), Delhi.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the NGT. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to the point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company's manufacturing facilities are located. This notification overrides the Andhra Pradesh Government's notification that conditionally permitted expansion.

The appeals filed by Mr. K. Chidambaram against the Orders of the Appellate Authority, Andhra Pradesh are disposed off as the same do not survive for consideration as the G.O. based on which the then APPCB had passed its order which was subject matter of appeal before the Appellate Authority has itself been amended vide order 25 July 2013. However, the NGT, Delhi has passed a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute ("NEERI"), and the Telangana State Pollution Control Board to ascertain the present status of pollution issues in the Medak, Ranga Reddy, Mahaboobnagar and Nalagonda districts in the State of Telangana particularly in the Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 March 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company's headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 March 2013 is ₹ 482. After taking into account all of the available information and legal provisions, the Company has recorded ₹ 219 as the potential liability towards FSA charges.

However, the Company has paid, under protest, an amount of ₹ 354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended 30 June 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from 1 April 2012 to 31 March 2013. As a result, for the quarter ended 30 June 2016, the Company recognised an expenditure of ₹ 55 (by de-recognising the payments under protest) representing the FSA charges for the period from 1 April 2012 to 31 March 2013.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.33 **Contingent liabilities and commitments** (continued)

Indirect taxes related matters

Value Added Tax ("VAT") matter

The Company has received various demand notices from the Government of Telangana's Commercial Taxes Department objecting to the Company's methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company's responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	₹ 66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re-compute the eligibility and penalty orders are set-aside. The Company filed appeal against the same with the High Court, Telangana.
April 2009 to March 2011	₹ 59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended 31 March 2010.
April 2011 to March 2014	₹ 27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company

The Company has recorded a provision of ₹ 51 as of 31 March 2022 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In the months of January 2020, the Commissioner of Goods and Services Tax, India issued notices to the Company alleging that the Company has irregularly availed input tax credit of ₹ 307. The Company had received order from the Additional Commissioner of Goods and Services Tax in favor of the Company. Subsequently the tax authorities have filed an appeal against the favorable order. The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of ₹ 31 from the GST authorities of various states pursuant to which it has recorded a provision of ₹ 31 as of 31 March 2022.

In the month of February 2022, on a Goods and Service Tax (GST) matter under reverse charge, the company has paid under protest GST an amount of ₹ 123. The Company believes that such GST amount paid is not payable and the entire amount will be refundable to the company upon the refund claim by the Company.

Other indirect tax related matters

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is ₹ 463. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these consolidated financial statements as at 31 March 2022.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its consolidated financial statements.

B. Commitments:

Particulars	As at 31 March 2022	As at 31 March 2021
Estimated amounts of contracts remaining to be executed on capital account and not provided for (net of advances)	7,991	9,841

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.34 Collaboration License and Option agreement with Curis, Inc.

On 18 January 2015, Aurigene Discovery Technologies Limited ("ADTL"), a wholly-owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (as amended, the "Collaboration Agreement") with Curis, Inc. ("Curis") to discover, develop and commercialise small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, ADTL has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug ("IND") enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialisation efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

Revenues under the Collaboration Agreement consist of upfront consideration (including shares of Curis common stock) and the development and commercial milestone payments (including royalties) which are deferred and recognised as revenue over the period for which ADTL has continuing performance obligations.

As a partial consideration for the collaboration, the following shares of common stock of Curis were issued to ADTL:

Particulars	Number of shares	Fair value
Pursuant to the collaboration agreement dated 18 January 2015	17.1 million	1,452 (US$ 23.5 million)
Pursuant to an amendment to collaboration agreement dated 7 September 2016 (Common stock in lieu of receiving up to US$ 24.5 million of milestone and other payments)	10.2 million	1,247 (US$ 18.8 million)

The Company has classified all of the shares of Curis common stock received, as a partial consideration for the collaboration, as an investment in equity instruments measured at FVTOCI.

In May 2018, Curis completed a 1-for-5 reverse stock split of its common stock. After giving effect to such stock split, the total number of Curis equity shares held by the Company is 5,465,693.

Particulars	As at 31 March 2022		
	Cost	Unrealised loss	Fair value
Received on 18 January 2015	1,452	(834)	618
Received on 7 September 2015	1,247	(879)	368
	2,699	(1,713)	986

2.35 Capital management

For the purposes of the Company's capital management, capital includes issued capital and all other equity reserves. The primary objective of the Company's capital management is to maximise shareholder value. The Company manages it's capital structure and makes adjustments in the light of changes in economic environment and the requirements of the financial covenants. The Company monitors capital using gearing ratio, which is total debt divided by total capital plus debt. The capital gearing ratio as on 31 March 2022 and 31 March 2021 was 15% and 15%, respectively.

2.36 Impact of COVID - 19

The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill,intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the dateof approval of these consolidated financial statements. The Company based on its judgments, estimates and assumptions including sensitivityanalysis, expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

2.37 Update on Cyber Incident

On 22 October 2020, the Company experienced a cybersecurity incident related to ransom-ware. The Company employed two leading cyber security incident response firms to assist with the investigation process. The incident was contained in a timely fashion and an enterprise-wide remediation was undertaken to ensure all traces of infection are completely removed from the network. Since then, the Company has strengthened a series of technical controls to augment the current cyber security posture and has also focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.38 The Code on Social Security, 2020

India's Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

2.39 Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at various facilities of the Company:

Located in India

Month and year	Unit	Details of observations
January 2019	Formulations Srikakulam Plant (SEZ) Unit I	Four observations were noted. The Company responded to the observations and an Establishment Inspection Report ("EIR") indicating the closure of audit for this facility was issued by the U.S. FDA in April 2019.
January 2019	API manufacturing Plant at Miryalaguda, Nalgonda	One observation was noted. The Company responded to the observation. In May 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as Voluntary Action Initiated ("VAI").
January 2019	Formulations manufacturing facility at Bachupally, Hyderabad	Eleven observations were noted. The Company responded to the observations in January 2019. In April 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.
March 2019	Aurigene Discovery Technologies Limited, Hyderabad	No observations noted. In June 2019, the Company received an EIR from the U.S. FDA indicating the closure of audit for this facility.
June 2019	Formulations manufacturing plants, Duvvada (Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2(FTO IX))	Two observations were noted. The Company responded to the observations. In September 2019, an EIR was issued by the U.S. FDA indicating the closure of audit of these facilities.
July 2019	API Hyderabad plant 2, Bollaram, Hyderabad	Five observations were noted during U.S. FDA inspection. The Company responded to the observations in August 2019. In October 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.
August 2019	Formulations manufacturing plants, (Vizag SEZ plant 1), Duvvada, Visakhapatnam (FTO VII)	Eight observations were noted. The Company responded to the observations in September 2019. In February 2020, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility was determined as VAI.
August 2019	Formulations manufacturing facility at Shreveport, Louisiana, U.S.A	No observations were noted. In October 2019, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as No Action Initiated ("NAI").
October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations were noted. The Company responded to the observations in November 2019. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit.
February 2020	Formulations Srikakulam Plant (SEZ) Unit I	No observations were noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.
February 2020	Formulations manufacturing facility at Bachupally, Hyderabad (FTO Unit III)	One observation was noted. The Company responded to the observation in March 2020. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.
February 2020	Integrated Product Development Organization (IPDO) at Bachupally, Hyderabad	No observation was noted. In May 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as NAI.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.39 Regulatory Inspection of facilities (continued)

Month and year	Unit	Details of observations
March 2020	API manufacturing Plant at Miryalaguda, Nalgonda	Three observations were noted. The Company responded to the observations in March 2020. In April 2020, an EIR was issued by the U.S. FDA indicating the closure of the audit and the inspection classification of the facility was determined as VAI.
March 2021	API Middleburgh Plant, New York, United States	Three observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.
April 2021	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. EIR/Remote Record Review Summary was received on 10 August 2021 and the U.S. FDA concluded that this remote record review is closed.
October 2021	Formulations manufacturing facilities [Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)] at Duvvada, Visakhapatnam, India	Eight observations were noted. In February 2022, an EIR was issued by the U.S. FDA indicating the closure of the audit.

2.40 Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited

The Board of Directors, at its meeting held on 29 July 2019, had approved the amalgamation of Dr. Reddy's Holdings Limited ("DRHL"), an entity held by the Promoter Group, which held holds 24.83% of Dr. Reddy's Laboratories Limited (the "Company") into the Company (the "Scheme"). This Scheme is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal ("NCLT") and other relevant regulators as per the provisions of Section 230 to 232 and any other applicable provisions of the Companies Act, 2013.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers. The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

During the fiscal year ended 31 March 2020, the Scheme was approved by the board of directors, members and unsecured creditors of the Company. The no-observation letters from the BSE Limited and National Stock Exchange of India Limited were received on the basis of no comments received from Securities and Exchange Board of India ("SEBI"). The petition for approval of the said Scheme was filed with the Hon'ble NCLT, Hyderabad Bench.

The aforementioned Scheme was approved by the Hon'ble NCLT, Hyderabad vide its Order dated 5 April 2022. Subsequently, the Company filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 ('Effective Date'). Pursuant to the Scheme of Amalgamation and Arrangement as approved by the NCLT, an aggregate of 41,325,300 equity shares, face value of ₹ 5 each held by DRHL in the share capital of the Company has been cancelled and an equivalent 41,325,300 number of equity shares, face value of ₹ 5 each were allotted to the shareholders of DRHL. There is no change in the total equity shareholding (Promoter/Public Shareholding) of the Company, on account of the allotment/ cancellation of equity shares pursuant to the approved Scheme.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

2.41. Acquisition of Nimbus Health, GmbH

On 3 February 2022, the Company entered into an agreement with Nimbus Health, GmbH ("Nimbus Health") to acquire 100% of the share capital of Nimbus health along with the existing employees.

The Company completed the acquisition effective as of 24 February 2022.

The consideration involved payment an upfront payment of ₹ 337 million plus performance and milestone-based earn-outs over the next four years pursuant to fulfillment of certain conditions.

Nimbus Health is a licensed pharmaceutical wholesaler in Germany focusing on medical Cannabis in the region. The acquisition will allow the Company to build on Nimbus Health strengths and introduce medical cannabis-based medicines as a promising treatment option for patients.

The Company has accounted for the transaction under Ind AS 103, "*Business Combinations*".

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.41. Acquisition of Nimbus Health, GmbH (continued)

As on 31 March 2022, the Company, on a provisional basis estimated the purchase price allocation and recognised the following assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	337
Payment through Escrow account	84
Total consideration	**421**
Assets acquired	
Goodwill	260
Property, plant and equipmentt	2
Other intangibles assets	106
Inventories	144
Trade receivables	45
Cash and cash equivalents	11
Other assets	2
Deferred tax asset	2
Liabilities assumed	
Trade payables	(141)
Other liabilities	(10)
Total net assets	**421**

The total goodwill of ₹ 260 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired. This goodwill has been assigned to the Company's Global Generics segment.

The amount of revenue and loss pertaining to the acquired business was not material for the year ended 31 March 2022.

2.42 Business Transfer Agreement with Wockhardt Limited

In February 2020, the Company signed a Business Transfer Agreement ("BTA") with Wockhardt Limited ("Wockhardt") to acquire select divisions of its branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives for a consideration of ₹ 18,500.

The business consists of a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain and vaccines. This entire portfolio was to be transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh and all plant employees (together the "Business Undertaking"). The transaction involved 2,051 employees engaged in operations of the acquired Business Undertaking.

As of 31 March 2020, the acquisition of this Business Undertaking was subject to certain closing conditions, such as approval from shareholders and lenders of Wockhardt and other requisite approvals under applicable statutes. Hence, the transaction was not accounted for in the year ended 31 March 2020.

Due to the COVID-19 pandemic and the consequent government restrictions, there has been a reduction in the revenue from the sales of the products forming part of the Business Undertaking during March and April 2020. Accordingly, through an amendment to the BTA, the Company and Wockhardt agreed that the consideration shall now be upto ₹18,500, to be paid as per the following terms:

a) an amount of ₹ 14,830 to be paid on the date of closing;

b) an amount of ₹ 670 to be deposited in an escrow account which shall be released subject to adjustments for, inter alia, net working capital, employee liabilities and certain other contractual and statutory liabilities;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.42 Business Transfer Agreement with Wockhardt Limited (continued)

c) an amount of ₹ 3,000 (the "Holdback Amount") which shall be released as follows:

- If the revenue from sales of the products forming part of the Business Undertaking during the twelve (12) months post-closing exceeds ₹ 4,800, the Company will be required to pay to Wockhardt an amount equal to two (2) times the amount by which the revenue exceeds ₹ 4,800, subject to the maximum of the Holdback Amount.

The acquisition is in line with the Company's strategic focus on India and has paved a path for accelerated growth and leadership in the domestic Indian market. The Company believes that the acquired Business Undertaking offers to strengthen the Company's pharmaceutical portfolio and products in the Indian market.

The transaction was completed on 10 June 2020.

The Company has accounted for the transaction under Ind AS 103, "*Business Combinations*".

As of 30 June 2020, the purchase price allocation was preliminary.

During the three months ended 30 September 2020, the Company completed the purchase price allocation. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Cash	14,990
Payment through Escrow account	564
Contingent consideration (Holdback Amount)	561
Total consideration	**16,115**
Assets acquired	
Goodwill	530
Property, plant and equipment	373
Product related intangibles	14,888
Inventories	466
Other assets	245
Liabilities assumed	
Employee benefits (Gratuity - ₹ 70 and compensated absences- ₹ 75)	(145)
Refund liability	(242)
Total net assets	**16,115**

The total goodwill of ₹ 530 consists largely of the synergies and economies of scale expected from the acquired business, together with the value of the workforce acquired. and has been assigned to the Company's Global Generics segment. Acquisition related costs amounted to ₹ 60 and were excluded from the consideration transferred and were recognised as expense under "Selling and other expenses" in the Consolidated Statement of profit or loss for the year ended 31 March 2021.

The fair value of the contingent consideration of ₹ 561 was estimated by applying the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which Ind AS 13, "*Fair Value Measurement*" refers to as Level 3 inputs. The significant unobservable inputs in the valuation is the estimated sales forecast. During the year ended 31 March 2021, the Company, after taking into account the revenue of the products until twelve months post-closing (9 June 2021), re-measured the contingent consideration to ₹ 420.

As on 31 March 2022, the outstanding amount of contingent consideration is ₹ 194.

The amount of revenue included in the consolidated Statement of profit and loss for the year ended 31 March 2021 pertaining to the acquired business since 10 June 2020 is ₹ 3,887 and for the year ended 31 March 2022 is ₹ 5,474.

The acquired business has been integrated into the Company's existing activities and it is not practicable to identify the impact on the Company profit in the year.

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.43 Impact of military conflict between Russia and Ukraine

The Company considered the uncertainty relating to the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the war is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the war including adherence of global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these consolidated financial statements.

The Company's supply chain has been impacted primarily in Russia and Ukraine, both in terms of higher freight costs and increase in the lead time by suppliers. However, the Company has been able to service its customers without any significant shortages or disruptions. The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the year ended 31 March 2022, the impact of this conflict on the Company's operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

2.44 Other statutory information

(i) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami property.

(ii) The Company does not have any transactions with companies struck off

(iii) The Company does not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period,

(iv) The Company have not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company have not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

  (a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or

  (b) provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

(vi) The Company have not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

  (a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

  (b) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries,

(vii) The Company has not entred into any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(viii) The Company has not declared as wilful defaulter by any bank or financial institution or other lender.

(ix) The company has complied with the number of layers prescribed under clause (87) of section 2 of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

(x) No Scheme of Arrangements has been approved by the Competent Authority in terms of sections 230 to 237 of the Companies Act, 2013, during the year.

(xi) The Company does not have any borrowings from banks or financial institutions against security of its current assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.45 Subsequent events

Please refer to notes 2.10, 2.33 and 2.40 of these consolidated financial statements for the details of subsequent events relating to the proposed dividend, contingencies and Merger of Dr. Reddy's Holdings Limited into Dr. Reddy's Laboratories Limited, respectively.

In addition to the above, on 1 April 2022, the Company has entered into an agreement with Novartis AG to acquire the cardiovascular brand Cidmus® in India. Under the agreement, the Company completed the acquisition of the Cidmus® trademark in India from Novartis AG for a consideration of US$ 61 million.

2.46 Amounts for previous year have been regrouped / reclassified wherever considered necessary.

As per our report of even date attached
for **S.R. Batliboi & Associates LLP**
Chartered Accountants
ICAI Firm registration number: 101049W/E300004
per Shankar Srinivasan
Partner
Membership No.: 213271

Place : Hyderabad
Date : 19 May 2022

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

K Satish Reddy	Chairman, DIN: 00129701
G V Prasad	Co-Chairman & Managing Director, DIN: 00057433
Erez Israeli	Chief Executive Officer
Parag Agarwal	Chief Financial Officer
K Randhir Singh	Company Secretary

Place : Hyderabad
Date : 19 May 2022

EXTRACT OF AUDITED IFRS CONSOLIDATED FINANCIAL STATEMENTS

EXTRACT OF IFRS CONSOLIDATED FINANCIAL STATEMENTS

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2022 with SEC which were prepared under IFRS. The Annual Report in Form 20-F will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit www.drreddys.com.

The extract of the consolidated financial statements prepared under IFRS has been provided here under.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	As at 31 March 2022	As at 31 March 2021
ASSETS		
Current assets		
Cash and cash equivalents	14,852	14,829
Other investments	29,513	19,744
Trade and other receivables	66,764	49,641
Inventories	50,884	45,412
Derivative financial instruments	1,906	1,218
Tax assets	4,035	2,745
Other current assets	13,902	14,509
Total current assets before assets held for sale	**181,856**	**148,098**
Assets held for sale	-	151
Total current assets	**181,856**	**148,249**
Non-current assets		
Property, plant and equipment	62,169	57,111
Goodwill	4,418	4,568
Other intangible assets	27,246	35,648
Trade and other receivables	54	118
Investment in equity accounted investees	4,318	3,375
Other investments	3,668	4,958
Deferred tax assets	8,204	10,630
Other non-current assets	894	834
Total non-current assets	**110,971**	**117,242**
Total assets	**292,827**	**265,491**
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	25,572	23,744
Short-term borrowings	27,082	23,136
Long-term borrowings, current portion	1,017	864
Provisions	4,258	3,435
Tax liabilities	1,615	1,389
Derivative financial instruments	479	326
Bank overdraft	-	9
Other current liabilities	33,992	30,488
Total current liabilities	**94,015**	**83,391**
Non-current liabilities		
Long-term borrowings	5,746	6,299
Deferred tax liabilities	60	338
Provisions	57	58
Other non-current liabilities	2,422	2,343
Total non-current liabilities	**8,285**	**9,038**
Total liabilities	**102,300**	**92,429**

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	As at 31 March 2022	As at 31 March 2021
Equity		
Share capital	832	832
Treasury shares	(1,601)	(1,967)
Share premium	9,280	8,887
Share-based payment reserve	1,628	1,461
Capital redemption reserve	173	173
Debenture redemption reserve	304	-
Special economic zone re-investment reserve	755	1,326
Retained earnings	175,712	156,023
Other components of equity	3,444	6,327
Total equity	**190,527**	**173,062**
Total liabilities and equity	**292,827**	**265,491**

CONSOLIDATED INCOME STATEMENTS

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021	For the year ended 31 March 2020
Revenues	214,391	189,722	174,600
Cost of revenues	100,551	86,645	80,591
Gross profit	**113,840**	**103,077**	**94,009**
Selling, general and administrative expenses	62,081	54,650	50,129
Research and development expenses	17,482	16,541	15,410
Impairment of non-current assets	7,562	8,588	16,767
Other income, net	(2,761)	(982)	(4,290)
Total operating expenses	**84,364**	**78,797**	**78,016**
Results from operating activities (A)	29,476	24,280	15,993
Finance income	3,077	2,623	2,461
Finance expense	(958)	(970)	(983)
Finance income, net (B)	**2,119**	**1,653**	**1,478**
Share of profit of equity accounted investees, net of tax **(C)**	703	480	561
Profit before tax [(A)+(B)+(C)]	**32,298**	**26,413**	**18,032**
Tax expense/(benefit), net	8,730	9,175	(1,466)
Profit for the year	**23,568**	**17,238**	**19,498**
Earnings per share:			
Basic earnings per share of ₹ 5/- each	142.08	103.94	117.63
Diluted earnings per share of ₹ 5/- each	141.69	103.65	117.40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in Indian Rupees millions, except share and per share data)

Particulars	For the year ended 31 March 2022	For the year ended 31 March 2021	For the year ended 31 March 2020
Profit for the year	23,568	17,238	19,498
Other comprehensive income/(loss)			
Items that will not be reclassified to the consolidated income statement:			
Changes in the fair value of financial instruments	(3,534)	4,242	(469)
Actuarial (losses)/gains on post-employment benefit obligations	(34)	(216)	57
Tax impact on above items	305	(220)	(22)
Total of items that will not be reclassified to the consolidated income statement	**(3,263)**	**3,806**	**(434)**
Items that will be reclassified subsequently to the consolidated income statement:			
Changes in fair value of financial instruments	-	7	(7)
Foreign currency translation adjustments	(214)	706	311
Effective portion of changes in fair value of cash flow hedges, net	882	1,123	(951)
Tax impact on above items	(288)	(319)	232
Total of items that will be reclassified subsequently to the consolidated income statement	**380**	**1,517**	**(415)**
Other comprehensive (loss)/income for the year, net of tax	**(2,883)**	**5,323**	**(849)**
Total comprehensive income for the year	**20,685**	**22,561**	**18,649**

GLOSSARY

ADR	American Depository Receipt
AGM	Annual General Meeting
AI	Artificial Intelligence
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredient
AS	Accounting Standards
ASN	Advanced Shipment Notice
ATV/ATN	Atorvastatin calcium
AVF	Arteriovenous Fistula
BR	Business Responsibility
BSE	Bombay Stock Exchange
CAGR	Compound Annual Growth Rate
CCO	Chief Compliance Officer
CDP	Carbon Disclosure Project
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHIP	Community Health Intervention Programme (deleted last year, might be needed this year)
CII	Confederation of Indian Industry (deleted last year might be needed this year)
CIN	Corporate Identity Number
COBE	Code Of Business Conduct and Ethics
COO	Chief Operating Officer
CPS	Custom Pharmaceutical Services
CPCB	Central Pollution Control Board
CRL	Complete Response Letters
CSR	Corporate Social Responsibility
CTO	Chemical Technical Operations
CUSIP	Committee on Uniform Security Identification Procedures
DCGI	Drug Controller General of India
DIN	Director's Identification Number
DMF	Drug Master File
DP	Depository Participant
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health and Education
EBITDA	Earnings Before Interest, Taxes, Depreciation And Amortization
EC	Electronically Commutated
EGM	Extraordinary General Meeting
EIR	Establishment Inspection Report(deleted last year, might be needed this year)
EM	Emerging Markets
EPS	Earnings Per Share
ERM	Enterprise-wide Risk Management
ESOP	Employees Stock Option Plan
EUG	Europe Generics
EVEN	Evoting Event Number (deleted last year)
FAQ	Frequently Asked Questions (deleted last year)
FICCI	Federation of Indian Chambers of Commerce & Industry (Deleted last year)
FO	Fuel Oil
FPL	Friction Power Loss
GDP	Gross Domestic Product
GDR	Global Depository Receipt
GG	Global Generics
GHG	Green House Gas
GMO	Global Manufacturing Operations
GMP	Good Manufacturing Practices
HR	Human Resources
HVAC	Heat, Ventilation and Air Conditioning
HOC	Heat of Compression
HPAPI	High Potency Active Pharmaceutical Ingredient
IASB	Indian Accounting Standard Board
ICAI	Institute of Chartered Accountants of India
ICC	Internal Complaints Committee
IEC	Information, Education and Communication
IEPF	Investor Education and Protection Fund
IFRS	International Financial Reporting Standards
IGAAP	Indian Generally Accepted Accounting Principles
Ind AS	Indian Account Standard
INR	Indian Rupees
IOT	Internet of Things
IP	Intellectual Property
IPDO	Integrated Product Development Organisation
ISIN	International Securities Identification Number
IST	Indian Standard Time ((deleted last year, might be needed this year)
IT	Information Technology
JPY	Japanese Yen
JWG	Joint Working Group
KARV	Kallam Anji Reddy Vidyalaya
KAR-VJR	Kallam Anji Reddy – Vocational Junior College
KMP	Key Managerial Personnel
KPI	Key Performance Indicators
LABS	Livelihood Advancement Business School
LSSSDC	Life Sciences Sector Skill Development Council
M&A	Mergers and Acquisitions
MC	Management Council
MD	Managing Director
MD&A	Management Discussion & Analysis
MT	Metric Tonne
NAG	North America Generics
NCEs	New Chemical Entities
NCLT	National Company Law Tribunal
NDA	New Drug Application
NGO	Non-Governmental Organisation
NLEM	National List of Essential Medicines
NPPA	National Pharmaceutical Pricing Authority
NSDL	National Securities Depository Limited
NSE	The National Stock Exchange of India Limited
NSE IFSC	National Stock Exchange of India International Financial Service Centre
NYSE	New York Stock Exchange Inc.
OP	Out Patient
OTC	Over-the-counter
OTIF	On Time In Full
PAN	Permanent Account Number
PAT	Profit After Tax
PBT	Profit Before Tax
PHC	Primary Health Centres
PMI	Process Mass Intensity
PO	Purchase Order
PP	Proprietary Products
PPE	Personal Protective Equipment
PSAI	Pharmaceuticals Services and Active Ingredients
PwD	People with Disablities
P2P	Procure to Pay
RAT	Rapid Antigen Tests
RD	Regional Director
R&D	Research and Development
RDIF	Russian Direct Investment Fund
RMC	Risk Management Committee
RO	Reverse Omission
RoCE	Return on Capital Employed
RoW	Rest of World
RTA	Registrar and Transfer Agent
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SEZ	Special Economic Zone
SHE	Safety, Health and Environment
SG&A	Selling, General and Administrative
SIP	School Improvement Program
SMP	Senior Management Personnel
SPCB	State Pollution Control Board
SS	Secretarial Standards
SOX	Sarbanes Oxley Act, 2002
TCFD	Task Force on Climate-Related Financial Disclosures
UK	United Kingdom
US/USA	United States of America
USD/$	United States Dollar
USFDA	United States Food and Drugs Administration
VC/OVAM	Video Conferencing /Other Audio Visual Means (deleted last year)
VFD	Variable Frequency Drive
ZLD	Zero Liquid Discharge
2DG	2-Deoxy-D-Glucose (deleted last year, might be needed this year)

NOTICE OF 38TH ANNUAL GENERAL MEETING

Notice is hereby given that the 38th Annual General Meeting (AGM) of the members of Dr. Reddy's Laboratories Limited will be held on Friday, July 29, 2022, at 9.00 a.m. (IST) through Video Conferencing ('VC')/ Other Audio-Visual Means ('OAVM'), to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2022, together with the Reports of the Board of Directors and Auditors thereon.
2. To declare dividend of Rs.30 per equity share for the financial year ended March 31, 2022.
3. To re-appoint Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation, and being eligible offers himself for the re-appointment.

SPECIAL BUSINESS

4. **Re-appointment of Mr. K Satish Reddy (DIN: 00129701) as a Whole-time Director, designated as Chairman**

   To consider and, if thought fit, to pass with or without modification(s) the following resolution as an ordinary resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 196, 197, 198 and other applicable provisions, if any, of the Companies Act, 2013 ('the Act'), the relevant rules made thereunder read with Schedule V of the Act, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and all other applicable provisions, if any (including any statutory modifications and re-enactment thereof, for the time being in force), consent of the members of the Company be and is hereby accorded for the re-appointment of Mr. K Satish Reddy (DIN: 00129701) as a Whole-time Director, designated as Chairman of the Company, for a further period of five years with effect from October 1, 2022 to September 30, 2027, liable to retire by rotation, on below terms and conditions including remuneration with authority to the Board of Directors ('Board') and/ or Nomination, Governance and Compensation Committee ('NGCC') to alter, modify and vary the terms and conditions including his designation and remuneration and/or perquisites payable or to be provided (including any monetary value thereof) to Mr. K Satish Reddy, to the extent the Board and/ or the NGCC may at its discretion deem fit:

   (a) **Salary**: ₹1,200,000/- per month, plus an increase of up to 5% of the salary after completion of every year, as may be decided by the Board and/or NGCC;

   (b) **Perquisites:**

   Category A:

   1. Housing: Rent free accommodation or house rent allowance of ₹600,000/- per month (50% of salary);
   2. Medical reimbursement for self and family as per the rules of the Company, value not exceeding ₹15,000/- per annum; and
   3. Leave travel assistance, as per the rules of the Company and value not exceeding ₹1,200,000/- per annum.

   Category B:

   Contribution to provident fund, superannuation fund or annuity fund as per the rules of the Company. These will not be included in the computation of the ceiling on perquisites or remuneration to the extent these either singly or put together are not taxable under the Income Tax Act, 1961. Gratuity shall be payable as per the rules of the Company. Encashment of leave will not be included in the computation of the ceiling on perquisites.

   Category C:

   1. Chauffeur driven cars for Company's business; and
   2. Telephone at residence and mobile phone for Company's business.

   (c) **Commission:**

   In addition to the salary and perquisites, a commission will also be payable up to 0.75% of the net profits of the Company calculated in the manner referred to in Section 198 of the Act, as may be decided by the Board of the Company, every year;

   RESOLVED FURTHER THAT in the event of any loss or inadequacy of profits in any financial year during his tenure, the Company shall remunerate Mr. K Satish Reddy, as minimum remuneration by way of salary, perquisites, or any other allowances as specified above and in accordance with the applicable provisions of the Act and the rules made thereunder;

   RESOLVED FURTHER THAT the Board and/ or the NGCC of the Company be and is hereby authorized to settle any questions, difficulties, doubts that may arise with regard to this resolution, and to do all such acts, deeds and things as may be deemed necessary, desirable or expedient for the purpose of giving effect to this resolution."

5. **Remuneration payable to Cost Auditors, M/S. Sagar & Associates, Cost Accountants, for the financial year ending March 31, 2023**

   To consider and, if thought fit, to pass with or without modification(s) the following resolution as an ordinary resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modifications and re-enactment thereof, for the time being in force), the remuneration payable to M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), appointed by the Board of Directors, on the recommendation of the Audit Committee, as Cost Auditors of the Company to conduct audit of cost records of the Company, for the financial year ending March 31, 2023, amounting to

₹ 700,000/- (Rupees Seven Lakhs only) plus applicable taxes and out of pocket expenses at actuals, in connection with the aforesaid audit, be and is hereby ratified;

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, matters, deeds and things, as may be necessary to give effect to this resolution."

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary and Compliance Officer
Membership No.F6621

Place: Hyderabad
Date: May 19, 2022

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

NOTES

1) The statement pursuant to Section 102 of the Companies Act, 2013 ('the Act') and the Rules made thereunder, Secretarial Standard on General Meetings (SS-2) and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('the Listing Regulations') wherever applicable, in respect of the special business set out in the Notice, is annexed hereto. The Board of Directors of the Company at its meeting held on May 19, 2022 has considered and recommended to include item nos. 4 and 5 of the special business for approval of the members at the 38th Annual General Meeting ('the AGM') of the Company.

2) Pursuant to General Circular Nos. 14/2020, 17/2020, 20/2020, and 2/2022 dated April 8, 2020, April 13, 2020, May 5, 2020 and May 5, 2022, respectively, issued by the Ministry of Corporate Affairs ('MCA') and Securities and Exchange Board of India ('SEBI') Circular Nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 and SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated May 12, 2020, and May 13, 2022, respectively (collectively referred to as 'the Circulars'), companies are permitted to hold the AGM through VC/ OAVM, without the physical presence of the members at a common venue. Accordingly, the 38th AGM of the Company will be convened through VC/ OAVM in compliance with the provisions of the Act and Rules made thereunder, the Listing Regulations read with the Circulars. The deemed venue for the 38th AGM shall be at the Registered Office of the Company, i.e. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.

3) In line with the Circulars, the Company is providing VC/ OAVM facility to its members to attend the 38th AGM. The facility for attending the AGM virtually will be made available for 1,000 members on first come first served basis. This will not include large members (i.e. members with 2% or more shareholding), Promoters, institutional investors, Directors, Key Managerial Personnel, the Chairpersons of the Audit Committee, Nomination, Governance and Compensation Committee and Stakeholders' Relationship Committee, Auditors, etc. who are allowed to attend the AGM without restriction on account of first come first served basis.

4) The VC/ OAVM facility for members to join the meeting, shall be kept open 30 minutes before the start of the AGM and may close not earlier than 30 minutes after start of the AGM. Members can attend the AGM through VC/ OAVM by following the instructions mentioned in this notice.

5) Corporate members whose authorized representatives are intending to attend the meeting are requested to send a certified copy of the Board resolution authorizing such representative to attend the AGM through VC/ OAVM, and cast their votes through e-voting. Such documents can be sent to drlscrutinizer@gmail.com, with a copy marked to evoting@nsdl.co.in.

6) Members attending the AGM through VC/ OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.

7) The statutory registers including Register of Directors and Key Managerial Personnel and their shareholding, the Register of Contracts or Arrangements in which Directors are interested, maintained under the Act and the Certificate from the Secretarial Auditors in respect of the Employee Stock Option Schemes of the Company will be available for inspection by the members during the AGM. All documents referred to in the Notice and Explanatory Statement will be available for inspection in electronic mode from the date of circulation of this Notice up to the date of the AGM. Members who wish to inspect the register are requested to write to the Company by sending e-mail to shares@drreddys.com.

8) In accordance with the aforesaid Circulars, the Notice of the AGM along with the Annual Report for the financial year ended March 31, 2022 has been sent only through electronic mode to the members who have registered their e-mail addresses with the Company/ Depository Participants. The Notice of AGM and Annual Report are also available on the Company's website at www.drreddys.com, on the website of the Stock Exchanges, i.e. BSE Limited ('BSE') at www.bseindia.com and National Stock Exchange of India Limited ('NSE') at www.nseindia.com and on the website of National Securities Depository Limited ('NSDL') at www.evoting.nsdl.com.

9) In accordance with the aforesaid Circulars, no physical copy of the Notice of the AGM and the Annual Report for the year ended March 31, 2022 has been sent to members. Digital copy of the Annual Report has been sent to those members whose

e-mail addresses are registered with the Company/ Depository Participants.

10) In accordance with the Circulars, members who have not registered their e-mail address may register their e-mail address on www.drreddys.com/investors/investor-services/shareholder-information or with their Depository Participant or send their request at shares@drreddys.com along with their Folio No./ DP ID and Client ID and valid e-mail address for registration.

11) Pursuant to Section 108 of the Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended from time to time, Regulation 44 of the Listing Regulations and the aforesaid Circulars, the Company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this Notice. The detailed instructions for e-voting and attending the AGM through VC/ OAVM are given as a separate attachment to this Notice.

12) Members, desiring any information relating to the financials from the management or the Statutory Auditors, are requested to write to the Company at an early date.

13) Members are requested to intimate immediately, any change in their address to their Depository Participants with whom they are maintaining their demat accounts. If the shares are held in physical form, change in address has to be intimated to the Company's Registrar and Transfer Agent (RTA), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com.

14) The Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, July 13, 2022 to Friday, July 15, 2022 (both days inclusive).

15) The Board of Directors of the Company at their meeting held on May 19, 2022, have recommended a dividend of Rs. 30/- per equity share of face value of Rs. 5/- each as final dividend for the financial year ended March 31, 2022. Dividend, if declared, at the 38th AGM, will be paid on or after August 2, 2022 subject to deduction of tax at source to those members whose names appear on the Register of Members of the Company as of end of the day on July 12, 2022.

16) In terms of Schedule I of the Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

    Accordingly, members holding securities in demat mode are requested to update their bank details with their Depository Participants. Members holding securities in physical form shall send a request updating their bank details, to the Company's RTA.

17) The Company shall dispatch by post the dividend warrants to those members who have not registered their bank mandate with the Company. Pursuant to the Income Tax Act, 1961 ('the IT Act'), as amended by the Finance Act 2020, dividend income will be taxable in the hands of the members and the Company is required to deduct tax at source (TDS) from dividend paid to members at the prescribed rates, as detailed hereunder:

For Resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act, as follows:

Valid PAN of shareholder available with the Company	10% or as notified by the Government of India
Shareholders without PAN/ invalid PAN with the Company	20% or as notified by the Government of India
Shareholder covered under Section 206AB of the IT Act as per utility prescribed by CBDT	20%

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during the financial year 2022-23 does not exceed Rs. 5,000/- and also in cases where shareholder provide valid Form 15G (applicable to any person other than HUF or a Company or a firm)/ Form 15H (applicable to an individual who is 60 years and older) subject to conditions specified in the IT Act. Shareholders may also submit any other document as prescribed under the IT Act to claim a lower/ nil withholding tax. PAN is mandatory for shareholders providing valid Form 15G/ Form 15H or any other documents as mentioned above. The formats of Form 15G/ Form 15H are also available on the website of the RTA, Bigshare Services Private Limited at www.bigshareonline.com.

For Resident Mutual funds and Insurance Company shareholders

In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified under clause (23D) of Section 10 of the IT Act or an Insurance Company as specified in Section 194 of the IT Act, shareholders should submit the below document along with exemption notification, if any, as per the relevant provisions of the IT Act:

a. Declaration by shareholder qualifying as Insurer as per Section 2(7A) of the Insurance Act, 1938.

b. Declaration by Mutual Fund shareholder eligible for exemption under Section 10(23D) of the IT Act.

c. Declaration by Category I/ II Alternate Investment Fund (AIF) registered with SEBI.

Declaration for exemption under Circular 18/2017 of the Act

In case of any shareholder whose income is subject to lower rate of TDS or is exempt under the IT Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the IT Act, duly signed by the authorized signatory:

a. Lower withholding tax certificate for the financial year 2022-23, if any obtained from the Income Tax authorities.

b. In case the shareholder has obtained tax exemption status under any provisions of the IT Act, the documentary evidence along with declaration for the same.

For Non-Resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by Government of India on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

- Self-attested Tax Residency Certificate (TRC) for the financial year 2022-23, obtained from the tax authorities of the country of which the shareholder is a resident.
- Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-rule 2 of Rule 37BC of the Income Tax Rules to be submitted.
- Self-declaration in Form 10F duly filled and signed.
- Self-declaration from non-resident shareholder addressed specifically to the Company, primarily covering the following:
  a. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2022-23;
  b. Non-resident is eligible to claim the benefit of respective tax treaty;
  c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;
  d. Non-resident receiving the dividend income is the beneficial owner of such income;
  e. Dividend income is not attributable/effectively connected to any permanent establishment (PE) or fixed base in India;
  f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and
  g. In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore Double Taxation Avoidance Agreement (DTAA).
- Any other documents as prescribed under the IT Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 37BA (2) of the Income Tax Rules, 1962

In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 37BA(2) of the Income Tax Rules, 1962

Section 206AB of the IT Act

Rate of TDS @10% under Section 194 of the IT Act is subject to provisions of Section 206AB of the IT Act (effective from July 1, 2021) which introduces special provisions for TDS in respect of non-filers of income-tax return. As provided in Section 206AB of the IT Act, tax is required to be deducted at higher of following rates in case of payments to specified persons:

– at twice the rate specified in the relevant provision of the IT Act; or

– at twice the rate or rates in force; or

– at the rate of 5%.

Where Sections 206AA and 206AB of the IT Act are applicable i.e. the specified person has not submitted the PAN as well as not filed the tax return, the tax shall be deducted at the higher of the two rates prescribed in these two sections.

As per Central Board of Direct Taxes vide Circular No. 11 of 2021 dated June 21, 2021, for determining TDS rate on Dividend, the Company will be using functionality of the Income-tax department to determine the applicability of Section 206AB of the IT Act. Rate of 20% will be applied for shareholders who are determined as specified person in Income tax department portal.

The non-resident who does not have the permanent establishment is excluded from the scope of a specified person.

For all shareholders

Shareholders are requested to update tax residential status, Permanent Account Number (PAN), registered email address, mobile numbers and other details with their Depository Participants, in case the shares are held in dematerialized form. Shareholders holding shares in physical mode, are requested to furnish details to the Company's RTA.

The aforementioned forms/ annexures for tax exemption can be downloaded from the website of the Company's RTA - https://www.bigshareonline.com/Resources.aspx.

The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com. Alternatively, these declaration can be submitted online also at https://www.bigshareonline.com/dividendTDS.aspx. The user shall be prompted to select/ share the information to register their request.

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the IT Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return of income as per the IT Act, and claim an appropriate refund, if eligible.

All communications/ queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at their e-mail ID: DRLtaxexemption@bigshareonline.com.

Further, shareholders who have not registered/ updated their email address are requested to register/ update the same on https://www.drreddys.com/investors/investor-services/shareholder-information/ or with their Depository Participant or send their consent at shares@drreddys.com along with their Folio No. / DP ID and Client ID and valid e-mail address for registration/ updation.

Disclaimer: Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

18) Members are requested to contact RTA, Bigshare Services Private Limited for encashing the unclaimed dividends standing to the credit of their account. The detailed dividend history and due dates for transfer to IEPF are given in the Additional Shareholders Information section of the Annual Report and are also available on the website of the Company at https://www.drreddys.com/investor#shares.

19) In terms of requirements of Section 124(6) of the Act read with Investor Education and Protection Fund (IEPF) Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company is required to transfer the shares, in respect of which the dividend remains unpaid or unclaimed for a period of seven consecutive years or more, to the IEPF Account established by the Central Government. The details of the unpaid/ unclaimed dividend amounts lying with the Company as on March 31, 2021 are available on the website of the Company at https://www.drreddys.com/investor#shares and on the website of MCA/ IEPF. Member(s) whose dividends/ shares are transferred to the IEPF can claim the same from the IEPF Authority by following the refund procedure as detailed on the IEPF website.

20) SEBI *vide* its Circular dated November 3, 2021 has mandated registration of PAN, KYC details and Nomination, by holders of physical securities. Members holding shares in physical form are requested to submit their PAN, KYC details and Nomination details by sending Form ISR-1 and/ or related documents mentioned therein to the RTA.

21) Regulation 40 of the Listing Regulations, as amended, mandates that transfer, transmission and transposition of securities of listed companies held in physical form shall be effected only in demat mode. Further, SEBI, vide its Circular dated January 25, 2022, has clarified that listed companies, with immediate effect, shall issue the securities only in demat mode while processing investor service requests pertaining to issuance of duplicate shares, exchange of shares, endorsement, sub-division/ consolidation of share certificates, etc. In view of this as also to eliminate all risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to demat mode.

22) The Company is pleased to provide the facility of live webcast of proceedings of 38th AGM. Members who are entitled to participate in the AGM can view the live proceedings of AGM by logging on the NSDL e-voting system at www.evoting.nsdl.com using their secure login credentials. Members are encouraged to use this facility of the live webcast. The webcast facility will be available from 9.00 a.m. (IST) onwards on July 29, 2022.

23) Since the AGM will be held through VC/ OAVM pursuant to the Circulars, the proxy form, attendance slip and route map are not annexed to this Notice.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary and Compliance Officer
Membership No.F6621

Place: Hyderabad
Date: May 19, 2022

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

ANNEXURE TO NOTICE OF 38TH AGM

Explanatory Statement pursuant to Section 102 of the Companies Act, 2013, the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standards on General Meetings (SS-2)

Item No. 3 and 4

Mr. K Satish Reddy joined Dr. Reddy's Laboratories Limited (Dr. Reddy's) in 1993 as an Executive Director responsible for manufacturing and new product development. In 1997, he was appointed as Managing Director. In the mid-1990s, as the Company prepared for its global foray, he anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped to build its brand and corporate identity. He played an instrumental role in the Company's transition from a bulk drugs manufacturer to a global player in the branded space by spearheading Dr. Reddy's entry into International Emerging Markets, especially Russia. He is focused on translating the Company's strategy into action to drive its growth and performance globally.

Mr. K Satish Reddy was re-appointed as Whole-time Director, designated as Managing Director and Chief Operating Officer for a period of five years effective from October 1, 2012. After the demise of the Company's founder, Dr. K Anji Reddy, he was re-designated as Vice-Chairman and Managing Director with effect from March 30, 2013 and has been subsequently re-designated as the Chairman of the Company with effect from May 13, 2014. He was further re-appointed as a Whole-time Director, designated as Chairman, for a period of five years, effective October 1, 2017. Therefore, his present term will be ending on September 30, 2022.

Mr. K Satish Reddy has immense knowledge of the industry in which the Company operates and its business operations. Further, his expertise and skills have contributed effectively to the growth of the Company. He also has a good understanding of management and governance, finance, socio-political and economic environment, business Strategy, etc.

Mr. K Satish Reddy has been rated highly in the Annual Performance Evaluation carried out by all the Board Members which *inter alia* included the various parameters including leadership, knowledge and competency, availability and attendance at the meetings, contribution, and strategic guidance in business growth and governance.

The Board of Directors ('Board') based on the recommendation of the Nomination, Governance and Compensation Committee ('NGCC'), has recommended the re-appointment of Mr. K Satish Reddy as a Whole-time Director, designated as Chairman of the Company, for a further period of five years, commencing from October 1, 2022, to September 30, 2027, liable to retire by rotation. He retires by rotation at this 38th AGM of the Company and, being eligible, offers himself for the re-appointment.

The Company has received requisite consent from Mr. K Satish Reddy for his re-appointment and has also received all the required disclosures including declaration in Form DIR-8 that he is not disqualified pursuant to Section 164(2) of the Companies Act, 2013 ('the Act') and that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Brief details of Mr. K Satish Reddy pursuant to Regulation 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Regulations') and Secretarial Standard - 2 are as follows:

Name of the Director	Mr. K Satish Reddy
DIN	00129701
Date of Birth	June 9, 1967
Nationality	Indian
Qualification	Graduated in Chemical Engineering from Osmania University, India. M.S. in Medical Chemistry from Purdue University, USA
Expertise in specific areas	Mr. K Satish Reddy has rich and wide experience in strategy, management, governance, finance, human resources, science, technology and operations. He is focused on translating the Company's strategy into action to drive its growth and performance globally.
Date of first appointment	January 18, 1993
Number of shares held in the Company	9,01,002 equity shares registered in the name of Mr. K Satish Reddy, whereas 55,23,677 equity shares are held by K Satish Reddy HUF. Further, APS Trust holds 4,13,25,300 equity shares of the Company, in the name of Mr. G V Prasad jointly with Mr. K Satish Reddy. Mr. G V Prasad, Mr. K Satish Reddy, Mrs. G Anuradha, Mrs. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.
Name of other Companies in which he holds Directorship	**Company's subsidiaries including step-down subsidiaries:** Aurigene Discovery Technologies Limited and Dr. Reddy's Bio-Sciences Limited in India. Dr. Reddy's Laboratories Louisiana LLC in USA; Dr. Reddy's New Zealand Limited in New Zealand; Dr. Reddy's Laboratories (UK) and Limited in UK, Lacock Holdings Limited. **Other Companies:** Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Araku Originals Private Limited, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Dr. Reddy's Trust Services Private Limited, Dr. Reddy's Institute of Life Sciences; KAR Holdings (Singapore) Private Limited and KAREUS Therapeutics (Singapore) Private Limited, in Singapore. Apart from the Company, he was not a Director in any listed entities during past three years.

NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

Name of the Director	Mr. K Satish Reddy
Chairman/ Member of the Committee(s) of Board of Directors	Mr. K Satish Reddy is a Member of Sustainability & Corporate Social Responsibility Committee and Stakeholders' Relationship Committee and Chairman of Banking and Authorisations Committee of the Company. Apart from the Committee Chairmanship or Membership in the Company, he is not a Chairman or a Member of any committee in any other company.
Relationships between Directors inter-se	Mr. K Satish Reddy is brother-in-law of Mr. G V Prasad, Co-chairman and Managing Director of the Company and are not 'relative' as defined under the Act.
Number of Board meetings attended	7, attended all the Board meetings held during the financial year ended March 31, 2022
Terms of appointment along with details of remuneration sought to be paid and the remuneration last drawn by such person, if applicable.	<u>**Past remuneration**</u> – remuneration paid during the financial year ended March 31, 2022, are as hereunder: Salary and perquisites – Rs.228.89 Lakhs Commission – Rs.800 Lakhs The payment of Commission is variable and depends on recommendation of the NGCC and approval of the Board. Terms of appointment along with details of remuneration sought to be paid are given in the Resolution at Item No. 4 of this Notice convening this AGM read with Explanatory Statement in this regard. Mr. K Satish Reddy will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company.

The Board is of the view that Mr. K Satish Reddy's re-appointment as Whole-time Director, designated as Chairman, will be in the best interest of the Company. Considering his skills, knowledge, leadership, vast experience, expertise and contribution to the Company, the Board has recommended his re-appointment for a further term of five years with effect from October 1, 2022.

Except Mr. K Satish Reddy and Mr. G V Prasad and their relatives, none of the other directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item nos. 3 and 4 of the Notice.

The Board recommends the resolution set out in item nos. 3 and 4 of the Notice for approval of the members.

ITEM NO. 5

The Board of Directors, on the recommendation of the Audit Committee, has approved the re-appointment of M/s. Sagar & Associates, Cost Accountants (Firm Registration No. 000118), as the Cost Auditors of the Company, to conduct the audit of the cost records of the Company for the financial year ending March 31, 2023 at a remuneration of Rs. 700,000/- (Rupees Seven Lakhs only) plus applicable taxes and out of pocket expenses, at actuals in connection with the aforesaid audit.

In terms with the provisions of the Section 148(3) of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014, members of the Company are required to ratify the remuneration proposed to be paid to the Cost Auditors.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no.5 of the Notice for ratification of the remuneration payable to the Cost Auditors, for the financial year ending March 31, 2023.

None of the Directors, Key Managerial Personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The Board recommends the resolution set forth in item no. 5 of the notice for approval of the members.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary and Compliance Officer
Membership No.F6621

Place: Hyderabad
Date: May 19, 2022

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

INSTRUCTIONS FOR E-VOTING

Pursuant to the provisions of Section 108 of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), Regulation 44 of the Listing Regulations (as amended) and applicable Circulars, the Company is pleased to provide the facility to Members to exercise their right to vote on the resolutions proposed to be passed at 38th AGM to be held on Friday, July 29, 2022, at 9.00 a.m. (IST) by electronic means. For this purpose, the Company has entered into an agreement with National Securities Depository Limited (NSDL), as the authorised agency for facilitating voting through electronic means. The facility of casting votes by a Member using remote e-voting system as well as e-voting on the date of the AGM will be provided by NSDL.

The remote e-voting facility is available at the link, www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

Date of 38th AGM	EVEN	Commencement of remote e-voting	End of remote e-voting
Friday, July 29, 2022, at 9:00 a.m. (IST)	120286	Monday, July 25, 2022, at 9:00 a.m. (IST)	Thursday, July 28, 2022, at 5:00 p.m. (IST)

The remote e-voting module shall be disabled by NSDL for voting thereafter. The Members, whose names appear in the Register of Members/ Beneficial Owners as on the record date (cut-off date) i.e. Friday, July 22, 2022, may cast their vote electronically. The voting right of shareholders shall be in proportion to their share in the paid-up equity share capital of the Company as on the cut-off date.

Please read the instructions printed below before exercising your vote. The details and instructions for e-voting and participation at the AGM through VC/ OAVM form an integral part of this Notice of the 38th AGM.

How do I vote electronically using NSDL e-voting system?

The way to vote electronically on NSDL e-voting system consists of "Two Steps" which are mentioned below:

Step 1: Access to NSDL e-voting system

Step 2: Cast your vote electronically and join General Meeting on NSDL e-voting system.

Step 1: Access to NSDL e-voting system

A) Login method for e-voting and joining virtual meeting for Individual shareholders holding securities in demat mode. In terms of SEBI circular dated December 9, 2020 on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.	1. Existing **IDeAS** user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the "**Beneficial Owner**" icon under "**Login**" which is available under '**IDeAS**' section , this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services under Value added services. Click on "**Access to e-voting**" under e-voting services and you will be able to see e-voting page. Click on company name or **e-voting service provider i.e. NSDL** and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting.
	2. If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select "**Register Online for IDeAS Portal**" or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp
	3. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-voting page. Click on company name or **e-voting service provider i.e. NSDL** and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting.

INSTRUCTIONS FOR E-VOTING (CONTINUED)

	4. Shareholders/Members can also download NSDL Mobile App "**NSDL Speede**" facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play
Individual Shareholders holding securities in demat mode with CDSL	1. Existing users who have opted for Easi / Easiest, they can login through their user id and password. Option will be made available to reach e-voting page without any further authentication. The URL for users to login to Easi / Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi. 2. After successful login of Easi/Easiest the user will be also able to see the E Voting Menu. The Menu will have links of **e-voting service provider i.e. NSDL.** Click on **NSDL** to cast your vote. 3. If the user is not registered for Easi/Easiest, option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration 4. Alternatively, the user can directly access e-voting page by providing demat Account Number and PAN No. from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the demat Account. After successful authentication, user will be provided links for the respective ESP i.e. **NSDL** where the e-voting is in progress.
Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period or joining virtual meeting & voting during the meeting.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	**Helpdesk details**
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 1800 1020 990 and 1800 22 44 30
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at 022-23058738 or 022-23058542-43

B) **Login Method for e-voting and joining virtual meeting for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.**

How to Log-in to NSDL e-voting website?

1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.

3. A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4. Your User ID details are given below :

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b) For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************
c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example if folio number is 001*** and EVEN is 101456 then user ID is 101456001***

5. Password details for shareholders other than Individual shareholders are given below:
   a) If you are already registered for e-voting, then you can user your existing password to login and cast your vote.
   b) If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.
   c) How to retrieve your 'initial password'?
      (i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
      (ii) If your email ID is not registered, please follow steps mentioned below in **process for those shareholders whose email ids are not registered.**
6. If you are unable to retrieve or have not received the " Initial password" or have forgotten your password:
   a) Click on "Forgot User Details/Password?"(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b) Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.
   c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address etc.
   d) Members can also use the OTP (One Time Password) based login for casting the votes on the e-voting system of NSDL.
7. After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.
8. Now, you will have to click on "Login" button.
9. After you click on the "Login" button, Home page of e-voting will open.

Step 2: Cast your vote electronically and join General Meeting on NSDL e-voting system

How to cast your vote electronically and join General Meeting on NSDL e-voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle and General Meeting is in active status.
2. Select "EVEN" of Company for which you wish to cast your vote during the remote e-voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on "VC/OAVM" link placed under "Join General Meeting".
3. Now you are ready for e-voting as the Voting page opens.

INSTRUCTIONS FOR E-VOTING (CONTINUED)

4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.
5. Upon confirmation, the message "Vote cast successfully" will be displayed.
6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

GENERAL GUIDELINES FOR SHAREHOLDERS

1. Any person, who acquires shares of the Company and becomes a Member of the Company after dispatch of the Notice of AGM and holds shares as on the cut-off date i.e. Friday, July 22, 2022, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for casting your vote.
2. The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.
3. The facility for voting through electronic voting system shall be made available during the AGM and only those members, who will be present in the AGM through VC/ OAVM facility and have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.
4. The voting rights of members shall be in proportion to the shares held by them, of the paid-up equity share capital of the company as on the cut-off date.
5. Mr. G Raghu Babu, partner of M/s. R & A Associates, Practicing Company Secretary, Hyderabad (Membership No. 4448 & Certificate of Practice No. 2820) has been appointed by the Board as the scrutinizer to scrutinize the voting through electronic means during AGM and remote e-voting process in a fair and transparent manner.
6. Immediately after the conclusion of voting at the AGM, the scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company. The scrutinizer shall prepare a Consolidated Scrutinizer's Report of the total votes cast in favor or against, if any, not later than forty eight hours after the conclusion of the AGM. This report shall be made to the Chairman or any other person authorized by the Chairman, who shall declare the result of the voting forthwith.
7. The voting results declared along with the scrutinizer's report shall be placed on the Company's website www.drreddys.com and the website of NSDL immediately after the declaration of the result by the Chairman or a person authorized by the Chairman. The results shall also be immediately forwarded to the BSE Limited, National Stock Exchange of India Limited, the New York Stock Exchange Inc. and NSE IFSC Limited.
8. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail at drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.
9. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
10. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on Toll Free No.: 1800 1020 990 and 1800 22 44 30 or send a request at evoting@nsdl.co.in

PROCESS FOR THOSE SHAREHOLDERS WHOSE EMAIL IDS ARE NOT REGISTERED, FOR PROCURING USER ID AND PASSWORD AND REGISTRATION OF EMAIL IDS FOR E-VOTING ON THE RESOLUTIONS SET OUT IN THIS NOTICE

1. In case shares are held in physical mode please provide Folio No., name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com.
2. In case shares are held in demat mode, please provide DP ID and Client ID (16 digit DP ID + Client ID or 16 digit beneficiary ID), name, client master or copy of consolidated account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to the RTA at bsshyd@bigshareonline.com. If you are an Individual shareholders holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting and joining virtual meeting for Individual shareholders holding securities in demat mode.
3. Alternatively shareholder/members may send a request to evoting@nsdl.co.in for procuring user ID and password for e-voting by providing above mentioned documents.

4. In terms of SEBI circular dated December 9, 2020 on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

INSTRUCTIONS FOR MEMBERS FOR E-VOTING ON THE DAY OF THE 38TH AGM

1. The procedure for e-voting on the day of the AGM is same as the instructions mentioned above for remote e-voting.
2. Only those Members/ shareholders, who will be present in the AGM through VC/ OAVM facility and have not casted their vote on the Resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.
3. Members who have voted through remote e-voting will be eligible to attend the AGM. However, they will not be eligible to vote at the AGM.
4. The details of the person who may be contacted for any grievances connected with the facility for e-voting on the day of the AGM shall be the same person mentioned for remote e-voting.

INSTRUCTIONS FOR MEMBERS ATTENDING THE 38TH AGM THROUGH VC/ OAVM

1. Member will be provided with a facility to attend the AGM through VC/ OAVM through the NSDL e-voting system. Members may access by following the steps mentioned above for **Access to NSDL e-voting system**. After successful login, you can see link of "VC/ OAVM link" placed under **"Join General meeting"** menu against Company name. You are requested to click on VC/ OAVM link placed under Join General Meeting menu. The link for VC/ OAVM will be available in Shareholder/ Member login where the EVEN of the Company will be displayed. Please note that the members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in the Notice to avoid last minute rush.
2. Members are encouraged to join the Meeting through Laptops for better experience.
3. Further Members will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the meeting.
4. Please note that participants connecting from mobile devices or tablets or through laptop connecting *via* mobile hotspot may experience audio/ video loss due to fluctuation in their respective network. It is therefore recommended to use stable wi-fi or LAN connection to mitigate any kind of aforesaid glitches.
5. Members who would like to express their views/ have questions with regard to the financial statements or any other matter to be placed at the 38th AGM may send their questions in advance mentioning their name, demat account number/ Folio number, email id & mobile number at shares@drreddys.com on or before July 25, 2022 (6:00 p.m. IST). The same will be replied by the Company suitably.
6. Those members who have registered themselves as a speakers in advance will only be allowed to express their views/ ask questions during the meeting.
7. The Company reserves the right to limit the number of speakers depending on the availability of time at the AGM.
8. In case any assistance is needed, members may contact:

a. Mr. Amit Vishal, Senior Manager, NSDL at amitv@nsdl.co.in or at telephone number: +91-22-24994360.

b. Ms. Pallavi Mhatre, Manager, NSDL at pallavid@nsdl.co.in or at telephone number: +91-22-24994545.

c. NSDL at evoting@nsdl.co.in or at Toll Free No.: 1800-222-990.

By order of the Board of Directors
For **Dr. Reddy's Laboratories Limited**

Sd/-
K Randhir Singh
Company Secretary and Compliance Officer
Membership No.F6621

Place: Hyderabad
Date: May 19, 2022

Registered Office
8-2-337, Road No. 3, Banjara Hills,
Hyderabad, Telangana- 500034, India
CIN: L85195TG1984PLC004507
Tel-91-40-49002900, Fax-91-40-49002999
Email: shares@drreddys.com
Website: www.drreddys.com

Dr. K Anji Reddy's
Spirit of Giving

"We should not settle for anything short of excellence in everything we do in reaching our vision of being a discovery-led global pharmaceutical company; a company that is focused on finding innovative medicines and solving people's unmet medical needs."

Dr. K Anji Reddy



Dr.Reddy's

DR. REDDY'S LABORATORIES LIMITED
CIN:L85195TG1984PLC004507
8-2-337, Road No.3, Banjara Hills,
Hyderabad 500 034, India
www.drreddys.com

/Concept and design at AICL (hello@aicl.in)